Form 10-K, Exhibit 13
period 1996-09-30
BEAZER HOMES USA INC
filed 1996-12-24
CIK 915840

                                BEAZER  HOMES USA


                                 MOVING FORWARD
                                      1996
                                  ANNUAL REPORT







                                    * HOMES *
                                    ---------
                                     BEAZER

                                TABLE OF CONTENTS

                              FINANCIAL HIGHLIGHTS

                                   MARKET DATA

LETTER TO SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

ADDING VALUE TO
OUR OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6

ADAPTING TO
A CHANGING ENVIRONMENT . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

TAKING ADVANTAGE
OF OPPORTUNITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

DIRECTORY OF HOMEBUILDERS. . . . . . . . . . . . . . . . . . . . . . . . . . 12

INDEX TO FINANCIALS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

NOTE REGARDING
FORWARD-LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . 38

CORPORATE AND
OPERATING MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39

BOARD OF DIRECTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40

SHAREHOLDER INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . 41


                              BUSINESS DESCRIPTION

Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is one of the nation's largest geographically diversified homebuilders. The Company currently has operations in nine states: five in the Southeast, three in the Southwest, and Texas. Beazer Homes focuses on building quality homes that provide value to entry-level and first move-up home buyers. The Company has been doing business in the United States since 1985 and has been listed on the New York Stock Exchange since 1994. Its common stock is traded under the symbol "BZH."

[Bar Charts - Inside Cover]

[Bar Charts - 1]
93         $275.1
94         $536.5
95         $647.8
96         $866.6

[Bar Charts - 2]
93         $12.3
94         $16.5
95         $11.4
96         $18.3

[Bar Charts - 3]
93         $245.3
94         $314.9
95         $345.2
96         $356.6

[Bar Charts - 4]
93          16.6%
94          15.8%
95          11.8%
96          15.5%


Designed and produced by Collateral Communications, Inc. / Atlanta

                                BEAZER HOMES USA

                                 [Map of U.S.A]

Tennessee           20      active subdivisions
Nevada              12      active subdivisions
North Carolina      24      active subdivisions
California          24      active subdivisions
South Carolina      16      active subdivisions
Arizona             26      active subdivisions
Georgia             17      active subdivisions
Florida             22      active subdivisions
Texas               31      active subdivisions


                                   MARKET DATA
                          SELECTED INFORMATION BY STATE

                                 ANNUAL
                 1996           INCREASE       9/30/96          AVERAGE PRICE          MARKET POSITION
STATE          CLOSINGS        (DECREASE)      BACKLOG         OF HOMES CLOSED         AS OF 9/30/96 (i)
ARIZONA         1,852             47.6%          414           $  121,100              #3 in Phoenix
CALIFORNIA      1,018             21.5%           96           $  179,300              #2 in Sacramento
                                                                                       #6 in Southern California
FLORIDA           405             32.4%          104           $  160,900              #2 in Jacksonville
GEORGIA           308             21.3%           52           $  141,700              #6 in Atlanta
NEVADA            473             34.8%          170           $  145,400              #4 in Las Vegas
NEW JERSEY          1            (50.0%)          --           $  185,000              Single N.J. project
                                                                                         closed out in 1996
NORTH CAROLINA    697             16.8%          192           $  144,600              #2 in Charlotte
                                                                                       #2 in Raleigh
SOUTH CAROLINA    276             22.7%          107           $  117,700              #2 in Charleston
                                                                                       #6 in Columbia
TENNESSEE         526             11.7%          125           $  171,200              #1 in Nashville
TEXAS             379            492.2%          166           $  154,700              Entered Texas in 1995.
                                                                                       Acquired Trendmaker Homes --
                                                                                          Dallas in June 1996.
TOTAL           5,935             36.0%        1,426           $  146,000
-------------------------------------------------------------------------

          (i) COMPANY ESTIMATE BASED UPON THE MOST RECENT MARKET DATA AVAILABLE. MARKET DATA CONSISTS OF HOMES CLOSED OR SOLD IN ALL MARKETS EXCEPT ATLANTA, WHERE MARKET DATA CONSISTS OF PERMITS ISSUED.

The Beazer Homes story has been one of managing successful growth through both upswings and downturns in the homebuilding industry. Since Beazer Homes began operations in the United States in 1985, we have grown through a combination of internal growth and expansion through acquisition.

The results have been impressive! Beazer Homes now builds in over twenty markets in nine states and is ranked the seventh largest homebuilder in the United States. We're pleased with our success -- but not satisfied.

In this Annual Report, we describe how Beazer Homes is moving forward on several key initiatives to become better, stronger and more profitable -- creating value for our home buyers, our employees and, ultimately, for the shareholders of Beazer Homes.

TOTAL REVENUE
IN
MILLIONS


INCOME
BEFORE
CHANGE IN
ACCOUNTING
PRINCIPLE
IN
MILLIONS


TOTAL ASSETS
IN
MILLIONS


RETURN
ON AVERAGE
CAPITAL


     BEAZER HOMES USA   FINANCIAL HIGHLIGHTS

                                              YEAR ENDED SEPTEMBER 30,
(dollars in thousands,
except per share data)                  1996       1995       1994       1993

OPERATING DATA:
Homes closed                           5,935      4,363      3,926      2,093

STATEMENT OF OPERATIONS DATA:
Total revenue                       $866,627   $647,828   $536,526   $275,054
Earnings before interest and taxes  $ 45,327   $ 32,188   $ 37,169   $ 22,713
Income before change in
accounting principle                $ 18,266   $ 11,352   $ 16,468   $ 12,270
Net income (i)                      $ 18,266   $ 11,352   $ 16,468   $ 16,046
Net income per common share:
   Primary                          $   2.20   $   1.23
   Fully diluted                    $   2.01   $   1.23
Pro forma net income
per common share (ii)                                     $   1.76

BALANCE SHEET DATA:
Total assets                        $356,643   $345,240   $314,941   $245,349
Total debt                          $115,000   $115,000   $115,000   $119,925
Stockholders' equity                $178,701   $164,544   $150,406   $ 95,595

RETURN DATA (iii):
Return on average assets               12.9%       9.8%      13.3%      14.6%
Return on average capital              15.8%      11.8%      15.5%      16.6%
------------------------------------------------------------------------------

          (i) Net income for the year ended September 30, 1993 includes a benefit of $3,776 to reflect the cumulative effect of a change in accounting for income taxes for the adoption of SFAS No. 109.

         (ii) The 1994 pro forma net income per share has been calculated as if the Company's initial public offering had taken place on October 1, 1993. See Note 2 to the Company's consolidated financial statements.

        (iii) Return on average assets is defined as earnings before interest and taxes ("EBIT") divided by average total assets for the year. Return on average capital is defined as EBIT divided by average total debt plus stockholders' equity for the year.

        Note: Certain statements in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Please refer to page 38 of this report for additional discussion.

[Photograph - Page 2]

LEFT TO RIGHT

IAN J. MCCARTHY     President and Chief Executive Officer
BRIAN C. BEAZER     Non-Executive Chairman
DAVID S. WEISS      Executive Vice President and Chief Financial Officer

LETTER TO SHAREHOLDERS

Fiscal 1996 caps a four-year period of phenomenal growth for Beazer Homes. Since 1992, home closings and revenues have both increased more than five times while net income has nearly tripled. This most recent year ended with impressive growth:

- Revenues ($867 million) up 34%,
- Net income ($18.3 million) up 61%,
- Earnings per share ($2.01) up 63%.

FOCUS ON PROFITABILITY WHILE CONTINUING GROWTH

While we will continue to pursue growth, we are now moving forward to improve productivity and increase profitability. As demonstrated by our 1996 results, we have already begun to make progress -- net income increased 61% while revenues increased only 34%. Our goal for the next five years is to become one of the most profitable of the top ten homebuilders in the United States. We intend to do this while sticking to our "Formula for Success" -- a formula that focuses on decentralized operations combined with strong central financial controls.

     During the coming year, we will begin to implement a number of plans to improve profitability. Before describing these plans in depth, however, we would like to review the past year's results.

A VOLATILE YEAR IN WHICH BEAZER GROWS

Much like the two years that preceded it, 1996 was a year of volatility in interest rates and in the homebuilding industry. The average commitment rate on a thirty-year mortgage, which was 7.6% as we entered fiscal 1996, declined to below 7%, then rose to over 8% by September 30, 1996 and dropped soon thereafter. These swings caused dramatic shifts in new home sales during the year, shifts that were mirrored by the trend of new home orders at Beazer Homes.

New orders rose over 100% for the first quarter of the fiscal year, but declined 16% during the last quarter. For the full year, new orders showed significant growth -- up 16%.

     Throughout these swings, we stuck to our basic formula for success, allowing our operating managers to aggressively drive their local markets, while maintaining a conservative, centrally controlled financial policy. The results: revenues increased 34% while our financial position improved, with debt to total capitalization decreasing from 41% to 39%.


2  BEAZER HOMES USA     1996 ANNUAL REPORT

     During the year our gross profit margin (including amortization of interest) increased from 12.7% to 13.7%. Operating profit margins increased from 2.9% to 3.5%. Growth and improved profitability were particularly evident in Arizona, Texas and Florida.

     In Arizona, our decision to expand in the affordable housing segment gave rise to a dramatic 48% increase in homes closed, to over 1,850. In Texas, the expansion of our existing operations acquired in 1995, along with the acquisition of Trendmaker Homes of Dallas in June 1996, created a spectacular 492% increase in homes closed. In addition, our expansion in Florida, both through internal growth and through further acquisitions, generated a 32% increase in the number of homes closed.

     Moving forward, we expect to continue to grow in Texas and Florida, while our Phoenix operation will implement a more cautious strategy. Phoenix is a market that, while we expect it to remain healthy, we believe will decline somewhat in 1997. We do not want to overextend ourselves by buying the land or putting in place an overhead structure to maintain the current level of home closings on a long-term basis in that market.

BEAZER ENDS YEAR IN STRONGEST FINANCIAL POSITION IN ITS HISTORY

While the changing interest rate environment caused fluctuations in homebuilding markets, our conservative financial policy remained constant. Throughout the year we maintained a debt to total capitalization ratio around 40% and ended the year in our strongest financial position ever as a public company. We also improved our interest coverage (EBITDA/interest incurred) to 3.3 times from 2.3 in 1995. The averages of these figures for the top fifteen public homebuilders are debt to total capitalization of over 55% and under 2.5 times interest coverage.

     Finally, just after we ended our fiscal year, we increased our liquidity and financial flexibility by raising our unsecured revolving credit facility from $80 million to $150 million. We increased the number of banks involved, improved the pricing and negotiated a less restrictive covenant package. Our new facility includes seven banks, led by The First National Bank of Chicago.

     In the current uncertain economic environment, we believe that it is particularly important for us to maintain our financial flexibility to take advantage of any opportunities that may arise; our strong capital position and increased liquidity give us that flexibility.

[Photograph - Page 3]
LOS ANGELES CA

FOCUS ON RETURNS ON ASSETS AND CAPITAL

We manage our operations to maximize return on assets and return on capital, which we believe are two of the most important gauges of profitability, combining both profit margins and asset turnover. Historically at Beazer, we have emphasized asset turnover to provide superior returns to our shareholders with less risk than if we focused on profit margins alone. Emphasizing turnover means controlling inventory, limiting the building of unsold houses and maintaining a conservative balance sheet -- all of which contribute to lower risk.


3  BEAZER HOMES USA     1996 ANNUAL REPORT

The following table shows Baezer's returns by component compared to our press:

1996 RETURN ON ASSETS (EBIT/AVERAGE TOTAL ASSETS)
AND RETURN ON CAPITAL (EBIT/AVERAGE TOTAL DEBT PLUS EQUITY)

                                                 AVERAGE FOR OTHER TOP
                            BEAZER HOMES     FIFTEEN PUBLIC HOMEBUILDERS (i)

  Asset Turnover               2.47 x                    1.33 x
x EBIT Margin                  5.2%                      7.2%
------------------------------------------------------------------------------
= Return on Assets            12.9%                      9.6%
                           -----------               -----------
  Return on Capital           15.8%                     13.8%

(i) Derived from financial statements of CTX, CON, DHI, HOV, KBH, LEN, MHO, MDC, NVR, PHM, RYL, TOL, UH, WBB

     Our asset turnover already ranks among the top in the industry. We are now focused on improving margins. By doing this, we believe we have an opportunity to leverage off of our rapid turnover and increase the gap between us and the rest of the homebuilding industry on return on assets and capital.

PLANS TO IMPROVE MARGINS

Our plans for improving margins include the following initiatives:

OPEN DESIGN CENTERS   One thing we have learned from our successful expansion in
Phoenix, is that you get more sales and achieve better profitability (even in lower price points) by letting buyers choose more options. This lesson prompted our initiative to open design centers, where buyers can choose from a wide variety of decorator options and upgrades. To date, we have opened such centers in Arizona, California, Florida, Georgia, Nevada and Tennessee. These design centers contributed to our improved profitability in 1996 and we expect to open more in 1997.

ESTABLISH MORTGAGE ORIGINATION OPERATIONS   By controlling the mortgage
origination process, we assist our buyers and gain a portion of the profit from the mortgage business. At the same time, we minimize our financial risk and the capital involved by originating, but not holding or servicing the mortgages. During 1996, we established Beazer Mortgage Company. Beazer Mortgage now has operations in Georgia, North Carolina and Texas and we intend to expand to all Beazer locations in calendar 1997.

STRENGTHEN PREFERRED VENDOR RELATIONSHIPS   One of the advantages of Beazer's
current size and national scope of operations is the ability to negotiate favorable purchasing contracts with major suppliers. Over the past few years, we have strengthened our relationship with a number of vendors using such contracts. During 1996, for example, we established an exclusive, three-year relationship with General Electric as our national supplier of appliances, achieving strong benefits for both companies along with significant savings for Beazer. In the coming year, we intend to expand these contracts and limit the number of suppliers and vendors with whom Beazer conducts business.

ENHANCE OUR COMPANY-WIDE INFORMATION SYSTEM   During 1996, we embarked on an
extensive review of our company-wide information system and are now in the process of implementing a new, more efficient system -- taking advantage of the latest technology available. One of the benefits of this effort is an executive information system that will give our operating managers immediate access to current information about both their own and other Beazer operations. We believe that access to information about

[Photograph - Page 4]
ATLANTA GA
DESIGN CENTER

other builders within the Beazer group is one of the key benefits that a company like Beazer provides to our decentralized network of local managers.


4  BEAZER HOMES USA     1996 ANNUAL REPORT

     Later in this Annual Report, under "Adding Value to Our Operations," we describe some more of these benefits in detail.

     These are just a few of the action plans that we have already begun to implement to help us achieve improved profitability. Perhaps the most important, however, are a focus on profitability throughout the organization and incentives established to encourage all of our local managers to develop additional plans to improve return on capital.

[Photograph - Page 5]
JACKSONVILLE FL

     Our near-term objective is to significantly improve our operating profit margin by the fourth quarter of fiscal 1997. To achieve this objective, we need to increase the profit per home through a combination of reducing costs and increasing prices, while still enhancing value to the home buyer. We expect to make progress toward this goal over the coming year.

MOVING FORWARD

Beazer Homes is "Moving Forward" to meet the challenges of the future and improve profitability. On the following pages we will provide an overview of how we intend to:

- Add value to our operations through sharing ideas and spreading best practices;

- Adapt to a changing environment by encouraging our local operating managers to track local changes and react to them quickly; and

- Take advantage of future opportunities by maintaining a strong financial position and the flexibility to act quickly and prudently on opportunities that arise.

CHALLENGES AHEAD IN 1997

While we are extremely excited about our action plans to improve profitability, we are also realistic about the challenges ahead. Increases in interest rates during 1996 have created a very competitive environment as we enter fiscal 1997. Consequently, we have focused this past year on maintaining our strong financial position, to allow us to take advantage of future opportunities, rather than on aggressively expanding our current operations. As we ended fiscal 1996, we had over 20 active subdivisions with only a few homes left. Most of these subdivisions are not expected to be immediately replaced and, as a result, we expect our active subdivision count to decline in the first quarter of fiscal 1997. This has contributed to lower levels of new orders in the fourth quarter of 1996 and a slightly lower level of backlog at September 30, 1996 than at September 30, 1995, creating a challenging environment in the first half of 1997.

     Despite the challenges of this competitive environment we are optimistic about the future. We believe that our focus on improving profitability will provide us with measurable gains in the coming years. In addition, we believe that our strong financial position will allow us to react quickly to the current volatile environment and take advantage of any opportunities that may arise.

     For our strong results in fiscal 1996, we wish to thank our dedicated employees, suppliers and subcontractors. They are the backbone of this organization and provide us the ability to react quickly and make sound decisions. We look forward to working with them in the coming years to create one of the most profitable of all U.S. homebuilders.

Sincerely,



/s/ BRIAN C. BEAZER
NON-EXECUTIVE CHAIRMAN



/s/ IAN J. MCCARTHY
PRESIDENT AND CHIEF EXECUTIVE OFFICER


5  BEAZER HOMES USA     1996 ANNUAL REPORT

Beazer Homes has a proven track record for growing both existing and acquired operations. Our Georgia, North Carolina, South Carolina and Tennessee operations have all been part of Beazer Homes since 1987. Our Arizona, California and Nevada operations were acquired in 1993.

[Bar Charts - Page 6]

       92       1,182                             92           0
       93       1,312                             93       1,327
       94       1,517                             94       2,073
       95       1,547                             95       2,444
       96       1,807                             96       3,343
       INTERNAL GROWTH                            GROWTH SINCE ACQUISITION
       HOMES CLOSED                               HOMES CLOSED
                                                  (1993 PRO FORMA FOR FULL YEAR)
       GEORGIA                                    ARIZONA
       NORTH CAROLINA                             CALIFORNIA
       SOUTH CAROLINA                             NEVADA
       TENNESSEE

[Photograph - Page 6]

LEFT TO RIGHT:

PATTY ARTIST        LAS VEGAS
LAURIE MADDEN       HOUSTON
EDDIE PATE          CHARLESTON
RICHARD JACKSON     RALEIGH
MARILYN GARDNER     HOUSTON


[Photograph - Page 6]
NASHVILLE TN

JACKIE ALEXANDER    SENIOR VICE PRESIDENT MARKETING AND SALES, PHILLIPS BUILDERS


After being named "National Marketing Director of the Year" for 1996 by the National Association of Homebuilders, Jackie Alexander has shared her expertise with other Beazer Homes sales and marketing managers (seen above at one of our Nashville models). This type of knowledge sharing is just one way Beazer adds value to its people and operations.


6  BEAZER HOMES USA     1996 ANNUAL REPORT

                                  ADDING VALUE


ADDING VALUE TO OUR OPERATIONS.   Sharing ideas across markets. This is one of
the most critical ways we add value to our operations. By giving local managers access to ideas, they become stronger and have opportunities that others in their market do not.

- REGIONAL AND NATIONAL KNOWLEDGE SHARING. Moving forward, the sharing of ideas will be accelerated through increased national and regional meetings of functional areas and by implementing a state-of-the-art executive information system that can be accessed by managers throughout our organization. This information system will be in place fiscal 1997.

-   ADVERTISING SYNERGY.   Shared ideas come in many forms. Some are relatively
small, like the sharing of printed advertisements. Advertising from one market is available to any other market if they choose to use it. In the future, this information will be available through our information network.

-   DESIGN CENTERS MEET CUSTOMER NEEDS.    Some shared ideas are very broad and
can revolutionize the way we do business. One such idea is the use of design centers. Beazer's first design center was opened in Phoenix as part of a strategy that allows home buyers to choose from a wide variety of options and upgrades -- to get exactly what they want and can afford. The idea of using a central design center met with such success that it was quickly adopted in Atlanta, Jacksonville, Las Vegas, Nashville and Southern California. By the end of 1997, design centers will be open in nearly all of our markets.

- STRONG GROWTH THROUGH SHARED IDEAS. The ultimate benefits of sharing ideas can be seen in the growth of our Southeast region, a region made up mostly of operations that have been with Beazer since 1987. The three operations that made up Beazer Homes in 1987 (Atlanta, Nashville and the Carolinas) have experienced significant growth as part of the Beazer group. Without any acquisitions, these operations have grown 94.9% over the past five years and 16.8% in fiscal 1996. These operations have been sharing ideas for nearly a decade, giving them the ability to become better homebuilders and to achieve this growth.


7  BEAZER HOMES USA     1996 ANNUAL REPORT

[Photograph - Page 8]
COLUMBIA SC

The architectural plans for a number of our homes in South Carolina, including the home shown above, were adapted from efficient, affordable plans developed in Phoenix (below).

By responding to the changing needs of customers, Beazer Homes has experienced a steady increase in home closings over the past five years.

[Bar Chart - Page 8]

92           1,182
93           2,093
94           3,926
95           4,363
96           5,935

HOMES CLOSED

[Photograph - Page 8]
PHOENIX AZ

LEFT TO RIGHT:

GONZALO ROMERO Vice President Planning and Design (Southeast Region) JOSEPH THOMPSON President, Hancock Homes (Arizona)

Joseph Thompson and local managers at Hancock Homes identified a need for high-quality, affordable housing in Phoenix. By focusing on affordability, they came up with a series of efficient plans, allowing Hancock Homes to offer 1,000 square-foot, three- bedroom houses for under $60,000. The result -- a 50% increase in homes closed in Phoenix. Beazer managers in the Southeast region, like Gonzalo Romero, saw the success of the Phoenix plans and adapted the designs to fit the needs of their own markets. Today, we build variations on the affordable Phoenix house plans in California, Nevada, North Carolina and South Carolina.


8  BEAZER HOMES USA     1996 ANNUAL REPORT

                               ADAPTING TO CHANGE

ADAPTING TO A CHANGING ENVIRONMENT.   The ability to identify changes in a
market as they occur and to react quickly and effectively are the advantages that only a depth of local market knowledge can bring.

-   IDENTIFYING NICHE OPPORTUNITIES.   In Jacksonville, adapting to a changing
environment meant identifying a growing market niche that was not being adequately served. Lee Panitz, President of Panitz Homes, saw builders competing head to head in the first-time buyer segment, traditionally the market's largest segment. As Jacksonville expanded, however, the move-up segment of the market was growing. He and his team of top managers, with an average of over 18 years experience of building in Jacksonville, worked to expand their presence in that segment. Today, Panitz Homes is the second-largest builder in the tri-county Jacksonville area, measured by units, and the largest in the over $110,000 segment.

-   EXPANSION INTO NEW MARKETS.   At Phillips Builders, Nashville's number one
builder, President Eddie Phillips saw the Nashville market becoming increasingly competitive in 1996 as new builders entered that strong and growing market. Rather than fight to maintain or increase market share, Eddie expanded to Knoxville, a growing city 180 miles away. Today, through our satellite expansion out of Nashville, we are the first major national builder in Knoxville and expect to build over 100 homes there in the coming year.

-   CONSISTENT GROWTH.   The ability to adapt to a changing environment has
given Beazer the ability to grow consistently, despite dramatic economic shifts, including changes in interest rates. Since 1992, mortgage rates have fluctuated by over 200 basis points, both up and down. Nevertheless, Beazer has grown every year since then and, overall, the number of units closed has increased more than five times.


9  BEAZER HOMES USA     1996 ANNUAL REPORT

Beazer is strategically positioned in key markets to seize growth opportunities. We are currently in eight of the eleven states with the largest projected increases in population for the period 1995 through 2000, according to the U.S. Census Bureau.

1       TEXAS           1,400,000       7.5%
2       FLORIDA         1,060,000       7.5%
3       CALIFORNIA        930,000       2.9%
4       GEORGIA           680,000       9.4%
5       NORTH CAROLINA    580,000       8.1%
6       ARIZONA           580,000      13.7%
7       WASHINGTON        430,000       7.9%
8       COLORADO          420,000      11.2%
9       TENNESSEE         400,000       7.6%
10      VIRGINIA          380,000       5.7%
11      NEVADA            340,000      22.2%
---------------------------------------------
        TOTAL U.S.     11,932,000       4.3%


POPULATION GROWTH
1995 -- 2000

[Photograph - Page 10]
DALLAS TX

LEFT TO RIGHT:

DANIEL MENENDEZ  Warranty Representative, Beazer Homes Texas -- Dallas Division
SUSAN LEONARD    Marketing Director, Beazer Homes Texas -- Dallas Division
KURT WATZEK      President, Beazer Homes Texas

In 1995, Beazer identified an opportunity to expand to a strong and growing market through the acquisition of Bramalea Homes Texas. In 1996, we increased our presence in Texas through the acquisition of Trendmaker Homes -- Dallas. Leveraging off of the experienced management, like Kurt Watzek with over 20 years of homebuilding experience in Texas, we see significant future growth opportunities in the Lone Star State.

While revenues have grown by more than 60% since our IPO in 1994, our financial position has strengthened. Debt to total capitalization is now 39% and we have just increased our liquidity by expanding our unsecured revolving credit facility from $80 million to $150 million.


[Bar Chart - Page 10]

DEBT TO TOTAL CAPITALIZATION

94            43%
95            41%
96            39%

10  BEAZER HOMES USA     1996 ANNUAL REPORT

                                  OPPORTUNITIES

TAKING ADVANTAGE OF OPPORTUNITIES.
An opportunity arises. You see it before others and have the proven ability and resources to act on it. At Beazer Homes, this has been our tradition.

-   GROWTH THROUGH ACQUISITION.   In 1995, we seized such an opportunity when we
expanded to Texas through the acquisition, at a substantial discount to book value, of Bramalea Homes Texas. Our Texas operations grew nearly 500% in 1996, contributing 379 home closings. With this growth, we found that we were rapidly running out of land in Dallas. At the same time, we saw an opportunity to purchase Trendmaker Homes -- Dallas. Again we acted quickly and seized the opportunity. In June 1996, we purchased Trendmaker Homes for $22 million, again at a discount to book value, and gained control of over 900 lots. With the internal growth of our Texas operations and the addition of Trendmaker Homes -- Dallas, we see excellent opportunities for further expansion in Texas in 1997.

-   FOCUS ON GROWING MARKETS.   Our Texas acquisitions in 1995 and 1996 have
given us a strong presence in one of the fastest-growing states in the United States. These acquisitions demonstrate how we target growth markets -- markets with strong long-term population and employment growth expectations. Currently we are in eight of the eleven markets with the largest projected population increases from 1995 to 2000 (according to the U.S. Census Bureau). We intend to maintain the flexibility to both expand in these current markets and enter other strong growth markets where we do not currently operate.

-   FINANCIALLY PREPARED FOR FUTURE OPPORTUNITIES.   Two critical elements that
give us this flexibility are our conservative financial policies and our liquidity. As we end fiscal 1996, our financial position is at its strongest ever -- debt to total capitalization is at an all time low and we have just increased our liquidity with a new, expanded credit facility. In the current volatile economic environment, we believe we are well prepared for whatever lies ahead and intend to take advantage of significant opportunities that are likely to arise.

DIRECTORY OF HOMEBUILDERS


BEAZER HOMES ARIZONA

Hancock Homes (Phoenix)
2005 West 14th Street, Suite 110
Tempe, AZ  85281

BEAZER HOMES CALIFORNIA

Southern California Division
Executive Tower
1100 Town and Country, Suite 100
Orange, CA  92868

Northern California Division
2260 Douglas Boulevard
Suite 110
Roseville, CA  95661

BEAZER HOMES FLORIDA

Panitz Homes (Jacksonville)
3020 Hartley Avenue
Suite 200
Jacksonville, FL  32257

Gulfcoast Homes (Ft. Myers/Naples)
11934 Fairway Lakes Drive #1
Ft. Myers, FL  33913

[Photograph]
LAS VEGAS, NV

Tampa Division
City Center Avenue
100 Second Avenue South, Suite 200
St. Petersburg, FL  33701

BEAZER HOMES GEORGIA

3790 Data Drive
Suite 2
Norcross, GA  30092

BEAZER HOMES NEVADA

Las Vegas Division
2700 Chandler
Suite 2A
Las Vegas, NV  89120

Reno/Sparks Division
4480 Scott Peak Circle
Sparks, NV  89434

BEAZER HOMES TEXAS

Houston Division
10235 West Little York
Suite 167
Houston, TX  77040

Dallas Division
1231 Greenway Drive
Suite 400
Irving, TX  75038

PHILLIPS BUILDERS

Nashville Division
2910 Kraft Drive
Nashville, TN  37204

Knoxville Division
1645 Downtown West Blvd.
Suite 45
Knoxville, TN  37922

SQUIRES HOMES

Charlotte Division
5501 Executive Center Drive
Suite 120
Charlotte, NC  28212

Raleigh Division
3701 National Drive
Suite 101
Raleigh, NC  27612

Charleston Division
7410 Northside Drive
Suite 107
North Charleston, SC  29220

Columbia Division
2001 Assembly Street
Suite 202
Columbia, SC  29201

Myrtle Beach Division
1494 Medinah Lane
Murrells Inlet, SC  29576

12  BEAZER HOMES USA     1996 ANNUAL REPORT

                               INDEX TO FINANCIALS

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL REPORTING AND
SYSTEM OF INTERNAL CONTROLS. . . . . . . . . . . . . . . . . . . . . . . . . 14

SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . . . . . . . . 15

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS. . . . . . . . . . . . . . . . . . . . . . . . . . 16

REPORT OF INDEPENDENT AUDITORS . . . . . . . . . . . . . . . . . . . . . . . 24

CONSOLIDATED STATEMENTS
OF OPERATIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25

CONSOLIDATED BALANCE SHEETS. . . . . . . . . . . . . . . . . . . . . . . . . 26

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27

CONSOLIDATED STATEMENTS
OF CASH FLOWS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29

QUARTERLY FINANCIAL DATA
AND STOCK PRICE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . 37


                                      1996
                                FINANCIAL REVIEW

13  BEAZER HOMES USA     1996 ANNUAL REPORT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND SYSTEM OF INTERNAL CONTROLS

FINANCIAL STATEMENTS
The accompanying consolidated financial statements are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments.

The Company's 1996 consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, who were given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Deloitte & Touche LLP's audit report included on page 24 provides an independent opinion as to the fairness of presentation of the consolidated financial statements.

SYSTEM OF INTERNAL CONTROLS
The Company maintains a system of internal controls over financial recording and reporting which is designed to provide reasonable assurance that assets are safeguarded and transactions are recorded in accordance with the Company's policies and procedures and which ultimately will result in the preparation of reliable financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system has inherent limitations -- including the possibility of the overriding of controls -- and therefore can provide only reasonable, not absolute, assurance with respect to financial statement preparation.

The Company assessed its internal controls system as of September 30, 1996 in relation to criteria for effective internal control over preparation of published annual (and interim) financial statements described in "Internal Control -- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company believes that, as of September 30, 1996, its system of internal controls over the preparation of its published annual (and interim) financial statements met these criteria. Deloitte & Touche LLP also reviews and tests the effectiveness of these systems to the extent they deem necessary to determine the extent of audit procedures needed in connection with their annual audit of the consolidated financial statements.

The Audit Committee of the Board of Directors, which is composed of Directors who are not officers or employees of the Company, provides oversight to the financial reporting process. The independent auditors have unrestricted access to the Audit Committee.


/s/ IAN J. MCCARTHY
President and Chief Executive Officer


/s/ DAVID S. WEISS
Executive Vice President and Chief Financial Officer


/s/ JOHN SKELTON
Senior Vice President and Controller


14  BEAZER HOMES USA     1996 ANNUAL REPORT

SELECTED FINANCIAL DATA


(dollars in thousands, except per share amounts)                                          TEN MONTHS
                                                    YEAR ENDED SEPTEMBER 30,                 ENDED
                                                                                         SEPTEMBER 30,
                                       1996           1995          1994          1993       1992(i)
STATEMENT OF OPERATIONS DATA:

Total revenue                     $ 866,627      $ 647,828     $ 536,526     $ 275,054     $ 111,429

Operating income                  $  30,122      $  18,629     $  27,377     $  19,959     $   8,081

Income before cumulative
  effect of change in
  accounting principle            $  18,266      $  11,352     $  16,468     $  12,270     $   6,415

Net income (ii)                   $  18,266      $  11,352     $  16,468     $  16,046     $   6,415

Net income per common share:
  Primary                         $    2.20      $    1.23
  Fully diluted                   $    2.01      $    1.23

Pro forma net income (iii)                                     $  16,226

Pro forma net income
  per common share (iii)                                       $    1.76

BALANCE SHEET DATA:

Cash                              $  12,942      $  40,407     $  35,980     $     819     $     469

Inventory                         $ 320,969      $ 285,268     $ 253,356     $ 225,863     $  58,948

Total assets                      $ 356,643      $ 345,240     $ 314,941     $ 245,349     $  65,694

Total debt                        $ 115,000      $ 115,000     $ 115,000     $ 119,925     $      11

Stockholders' equity              $ 178,701      $ 164,544     $ 150,406     $  95,595     $  58,816

SUPPLEMENTAL FINANCIAL DATA:

EBIT (iv)                         $  45,327      $  32,188     $  37,169     $  22,713     $   8,595

EBITDA (iv)                       $  46,855      $  33,542     $  38,384     $  23,609     $   9,496

Interest incurred                 $  14,176      $  14,737     $  11,306     $   6,553     $     505

EBIT/interest incurred                3.20x          2.18x         3.29x         3.47x        17.02x

EBITDA/interest incurred              3.31x          2.28x         3.40x         3.60x        18.80x

FINANCIAL STATISTICS (v):

Total debt as a percentage
  of total debt and
  stockholders' equity                39.2%          41.1%         43.3%         55.6%           n/m

Asset turnover                        2.47x          1.96x         1.92x         1.77x           n/m

EBIT margin                            5.2%           5.0%          6.9%          8.3%           n/m

Return on average assets              12.9%           9.8%         13.3%         14.6%           n/m

Return on average capital             15.8%          11.8%         15.5%         16.6%           n/m

Return on average equity              10.6%           7.2%         13.4%         20.8%           n/m

(i) Represents the period from the acquisition of Beazer PLC by Hanson PLC on December 1, 1991 through September 30, 1992.

(ii) Net income for the year ended September 30, 1993 includes a benefit of $3,776 to reflect the cumulative effect of a change in accounting for income taxes for the adoption of SFAS No. 109.
(iii) The 1994 pro forma net income per share has been calculated as if the Company's initial public offering had taken place on October 1, 1993. See Note 2 to the consolidated financial statements.
(iv) EBIT and EBITDA: EBIT (earnings before interest and taxes) equals net income before (a) previously capitalized interest amortized to costs and expenses; (b) income taxes; and (c) cumulative effect of change in accounting principle. EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated by adding depreciation and amortization for the period to EBIT. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period nor has it been presented as an alternative to net income as an indicator of operating performance.
(v) Asset turnover = (total revenue divided by average total assets); EBIT margin = (EBIT divided by total revenues); Return on average assets = (EBIT divided by average total assets); Return on average capital = (EBIT divided by average total debt plus stockholders equity); Return on average equity = (Net income divided by average stockholder's equity).
n/m    Not meaningful.


15  BEAZER HOMES USA     1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See "Notes to Consolidated Financial Statements" for definitions of certain items included in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OPERATING AND FINANCIAL DATA

The following tables present certain operating and financial data for the periods discussed:

(DOLLARS IN THOUSANDS)                 YEAR ENDED SEPTEMBER 30,
                                1996            1995           1994    1993
                          AMOUNT  % CHANGE AMOUNT  % CHANGE   AMOUNT  AMOUNT

NUMBER OF NEW ORDERS,
NET OF CANCELLATIONS(i):

SOUTHEAST REGION:
Georgia                      253  (18.4)%    310     13.1%     274     301
North Carolina               671    1.5      661     21.3      545     502
South Carolina               303   30.0      233     (6.0)     248     169
Tennessee                    457  (14.9)     537     28.5      418     420
Florida                      364    6.4      342     41.9      241
                         ---------------- ----------------- ------- -------
Total Southeast            2,048   (1.7)   2,083     20.7    1,726   1,392
                         ---------------- ----------------- ------- -------
SOUTHWEST REGION:
Arizona                    1,681   23.3    1,363     18.9    1,146     660
California                 1,008   17.8      856     81.4      472     176
Nevada                       483    9.5      441     55.3      284     235
                         ---------------- ----------------- ------- -------
Total Southwest            3,172   19.2    2,660     39.9    1,902   1,071
                         ---------------- ----------------- ------- -------
CENTRAL REGION:
Texas                        401  309.2       98      n/a
                         ---------------- ----------------- ------- -------
OTHER MARKETS                                                   48      80
                         ---------------- ----------------- ------- -------
Total                      5,621   16.1%   4,841     31.7%   3,676   2,543
                         ---------------- ----------------- ------- -------
BACKLOG AT END OF PERIOD:
SOUTHEAST REGION:
Georgia                       52  (51.4)%    107    109.8%      51      68
North Carolina               192  (11.9)     218     41.6      154     161
South Carolina               107   33.8       80     11.1       72      45
Tennessee                    125  (35.6)     194     51.6      128     163
Florida                      104   (4.6)     109     49.3       73
                         ---------------- ----------------- ------- -------
Total Southeast              580  (18.1)     708     48.1      478     437
                         ---------------- ----------------- ------- -------
SOUTHWEST REGION:
Arizona                      414   (9.2)     456     31.0      348     454
California                    96   (9.4)     106     20.5       88      72
Nevada                       170    6.3      160    128.6       70     151
                         ---------------- ----------------- ------- -------
Total Southwest              680   (5.8)     722     42.7      506     677
                         ---------------- ----------------- ------- -------
CENTRAL REGION:
Texas                        166  213.2       53      n/a
                         ---------------- ----------------- ------- -------
OTHER MARKETS                                  1    (66.7)       3      74
                         ---------------- ----------------- ------- -------
Total                      1,426   (3.9)%  1,484     50.4%     987   1,188
                         ---------------- ----------------- ------- -------

(i) NEW ORDERS FOR 1996, 1995, 1994 AND 1993 DO NOT INCLUDE 256, 19, 49 AND 376 HOMES IN BACKLOG FROM ACQUIRED OPERATIONS AT THE DATE OF THEIR ACQUISITION.


16  BEAZER HOMES USA     1996 ANNUAL REPORT


(DOLLARS IN THOUSANDS)                 YEAR ENDED SEPTEMBER 30,
                             1996                  1995                      1994         1993
                            AMOUNT    % CHANGE     AMOUNT     % CHANGE       AMOUNT       AMOUNT
SALES VALUE OF HOMES IN
BACKLOG AT END OF PERIOD:
Southeast region          $ 98,092      (4.3)%    $102,511      46.2%     $ 70,129     $ 55,765
Southwest region            86,539     (14.6)      101,346      39.3        72,754       88,290
Central region              26,006     219.8         8,133       n/m
Other markets                    0    (100.0)          173     (66.4)          515       10,577
                          --------------------    -------------------     ---------------------
Total                     $210,637      (0.7)%    $212,163      48.0%     $143,398     $154,632
                          --------------------    -------------------     ---------------------
NUMBER OF CLOSINGS:
SOUTHEAST REGION:
Georgia                        308      21.3%          254     (12.7)%         291          297
North Carolina                 697      16.8           597       8.2           552          460
South Carolina                 276      22.7           225       1.8           221          167
Tennessee                      526      11.7           471       4.0           453          388
Florida                        405      32.4           306      41.0           217
                          --------------------    -------------------     ---------------------
Total Southeast              2,212      19.4         1,853       6.9         1,734        1,312
                          --------------------    -------------------     ---------------------
SOUTHWEST REGION:
Arizona                      1,852      47.6         1,255       0.2         1,252          441
California                   1,018      21.5           838      83.8           456          195
Nevada                         473      34.8           351      (3.8)          365          139
                          --------------------    -------------------     ---------------------
Total Southwest              3,343      36.8         2,444      17.9         2,073          775
                          --------------------    -------------------     ---------------------
CENTRAL REGION:
Texas                          379     492.2            64       n/a
                          --------------------    -------------------     ---------------------

OTHER MARKETS                    1     (50.0)            2     (98.3)          119            6
                          --------------------    -------------------     ---------------------
Total                        5,935      36.0%        4,363      11.1%        3,926        2,093
                          --------------------    -------------------     ---------------------
REVENUES:
Southeast region          $332,159      24.8%     $266,228      18.9%     $223,967     $153,600
Southwest region           475,662      28.4       370,369      25.8       294,467      120,601
Central region              58,621     438.5        10,886       n/a
Other markets                  185     (46.4)          345     (98.1)       18,092          853
                          --------------------    -------------------     ---------------------
Total                     $866,627      33.8%     $647,828      20.7%     $536,526     $275,054
                          --------------------    -------------------     ---------------------
AVERAGE SALES PRICE
PER HOME CLOSED:
Southeast region          $  150.2       4.5%     $  143.7      11.2%     $  129.2     $  117.1
Southwest region             142.3      (6.1)        151.5       6.7         142.0        155.6
Central region               154.7      (9.1)        170.1       n/a
Other markets                185.0       7.2         172.5      13.5         152.0        142.2
                          --------------------    -------------------     ---------------------
Total                     $  146.0      (1.7)%    $  148.5       8.6%     $  136.7     $  131.4
                          --------------------    -------------------     ---------------------
NUMBER OF ACTIVE
SUBDIVISIONS AT YEAR END:
Southeast region                99      12.5%           88       7.3%           82           94
Southwest region                62      21.6            51      30.8            39           50
Central region                  31     210.0            10       n/m
Other markets                                                                    1            1
                          --------------------    -------------------     ---------------------
Total                          192       8.9%          149      22.1%          122          145
                          --------------------    -------------------     ---------------------

N/A    NOT APPLICABLE.
N/M    NOT MEANINGFUL.
       SEE "RESULTS OF OPERATIONS" FOR A DISCUSSION OF CERTAIN FLUCTUATIONS CONSIDERED TO BE SIGNIFICANT IN BOTH ABSOLUTE VALUE AND PERCENTAGE AMOUNT.


17  BEAZER HOMES USA     1996 ANNUAL REPORT

OVERVIEW
Beazer Homes designs, builds and sells single family homes in the Southeast, Southwest and Central regions of the United States. The Company's Southeast region includes Georgia, North Carolina, South Carolina, Tennessee and Florida, its Southwest region includes Arizona, California and Nevada, and its Central region includes Texas. The Company's other markets include a single project in New Jersey which was closed out during fiscal 1996. The Company intends, subject to market conditions, to expand in its current markets and to consider entering new markets through expansion from existing markets ("satellite expansion") or through acquisitions of established regional homebuilders.

     The Company's homes are designed to appeal primarily to entry-level and first move-up home buyers, and are generally offered for sale in advance of their construction. The majority of homes are sold pursuant to standard sales contracts entered into prior to commencement of construction. Once a contract has been signed, the Company classifies the transaction as a "new order." Such sales contracts are usually subject to certain contingencies, such as the buyer's ability to qualify for financing. Homes covered by such sales contracts are considered by the Company as its "backlog." The Company does not recognize revenue on homes in backlog until the sales are closed and the risk of ownership has been transferred to the buyer.

     During fiscal 1996 the Company began providing mortgage origination services for its local operations through Beazer Mortgage Company ("Beazer Mortgage"). Beazer Mortgage originates and processes mortgages on behalf of third-party investors. Beazer Mortgage does not retain or service the mortgages that it originates. The results of operations for Beazer Mortgage were not significant for the year ended September 30, 1996.

NEW ORDERS AND BACKLOG -- The Company believes the positive new order comparisons for the year ended September 30, 1996 compared to the year ended September 30, 1995 are the result of generally favorable economic conditions for much of the year (primarily declining mortgage interest rates during the first four months of the fiscal year), continued order growth in our Southwest region, and the expanded operations in Texas.

     The Company has historically experienced fluctuations in new order activity in periods of significant mortgage rate changes. The Company's Arizona and California markets continued to experience strong order growth despite the increase in rates that began in January 1996 and continued for the remainder of the Company's fiscal year. The Company believes the timely acquisition of land from Del Mar Development in Phoenix (December 1995) and successful product mix in both markets contributed to the sustained growth. New order activity in the Company's Southeast region for the full year is about flat with that experienced in fiscal 1995, although new orders were up in the first and second quarters and down in the third and fourth quarters of fiscal 1996 compared to the same periods in fiscal 1995. The Company believes that these changes in new orders are principally the result of interest rate fluctuations.

     The strong growth in new orders in 1995 compared to 1994 is the result of favorable economic conditions during the second half of the year, primarily reduced mortgage interest rates, and the Company's timing of opening new subdivisions. The strong backlog comparisons indicate the strength of new orders at the end of the fiscal year.

     With the exception of the Reno/Sparks market, which contributed 59 new orders during fiscal 1996, recent satellite expansions did not contribute significantly to new order activity in 1996 or 1995.


18  BEAZER HOMES USA     1996 ANNUAL REPORT

     Backlog levels correspond directly with the new order trends experienced by the Company. As new order levels slowed late in fiscal 1996, unit backlog levels at September 30, 1996 were slightly less than the comparable prior year date. The new order acceleration late in fiscal 1995 resulted in strong unit backlog figures at September 30, 1995 compared to the same date in 1994.

     Active subdivision levels for the Company have increased in each of the last two years. As interest rates decreased and general economic conditions improved late in fiscal 1995, the Company expanded its number of active subdivisions. This internal expansion continued through the middle of fiscal 1996 and slowed as conditions warranted. While the number of active subdivisions at September 30, 1996 is above that at September 30, 1995, many of the subdivisions are nearing close-out status and the Company anticipates reporting a decrease in the number of active subdivisions early in fiscal 1997.

SEASONALITY AND QUARTERLY VARIABILITY -- The Company has historically experienced significant seasonality and quarter-to-quarter variability in homebuilding activity levels. The annual operating cycle generally reflects escalating home sales (new orders) in the Company's second and third fiscal quarters and slower sales in the Company's first and fourth fiscal quarters. Since closings usually trail home sales by four to six months, closings typically are lowest in the first quarter of the fiscal year, and revenue from home closings usually peaks in the third and fourth quarters of the fiscal year. The Company believes that this seasonality reflects the preference of homebuyers to shop for a new home in the spring, as well as the scheduling of construction to accommodate seasonal weather conditions. This trend, however, may be altered in periods of extreme fluctuations in economic conditions, such as interest rates and general consumer confidence. For example, decreases in interest rates contributed to the increased level of new orders during the Company's third and fourth quarters of fiscal 1995 and first and second quarters of fiscal 1996.

     The following table presents certain unaudited financial and operating data for the Company's last eight fiscal quarters. These historical results are not necessarily indicative of results to be expected for any future period.


(DOLLARS IN THOUSANDS)                                                QUARTER ENDED

                             September 30,  June 30,    March 31,  December 31,  September 30,  June 30,    March 31,  December 31,
                                 1996         1996        1996        1995          1995          1995        1995        1994
                             -------------  --------    ---------  ------------  -------------  --------   ----------  ------------
Total revenue                  $294,828     $217,065    $196,505     $158,230      $270,604     $151,377    $123,544     $102,303
                              ----------   ----------  ----------   ----------    ----------   ----------  ----------   ----------
NUMBER OF NEW ORDERS, NET:
Southeast                           445          550         617          436           618          687         526          252
Southwest                           646          837         995          694           776          935         625          324
Central                             134          119          94           54            64           34
Other markets                                                                             1                       (1)
                              ----------   ----------  ----------   ----------    ----------   ----------  ----------   ----------
Total                             1,225        1,506       1,706        1,184         1,459        1,656       1,150          576
                              ----------   ----------  ----------   ----------    ----------   ----------  ----------   ----------
NUMBER OF CLOSINGS:
Southeast                           709          554         483          466           716          405         384          348
Southwest                         1,044          868         836          595         1,055          570         447          372
Central                             202           74          46           57            49           15
Other markets                                                               1                                                   2
                              ----------   ----------  ----------   ----------    ----------   ----------  ----------   ----------
Total                             1,955        1,496       1,365        1,119         1,820          990         831          722
                              ----------   ----------  ----------   ----------    ----------   ----------  ----------   ----------


19  BEAZER HOMES USA     1996 ANNUAL REPORT

     The Company's operations can be affected by inflation. All costs and expenses including land, raw materials, subcontracted labor and interest would increase in an inflationary period. The Company's margins would decrease unless the increased costs are recovered through higher sales prices.

RESULTS OF OPERATIONS
The following table shows certain items in the Company's statements of income expressed as a percentage of total revenue.

                                              YEAR ENDED SEPTEMBER 30,
                                                 1996    1995    1994

Total revenue                                  100.0%  100.0%  100.0%

Costs of home
construction and
land sales                                     (84.5)  (85.2)  (84.0)

Amortization of
previously capitalized
interest                                        (1.7)   (2.0)   (1.8)

Selling, general
and administrative
expenses                                       (10.3)   (9.8)   (9.1)
                                              -------- ------- -------
Operating income                                 3.5%    3.0%    5.1%
                                              -------- ------- -------

REVENUES -- The increase in revenues for the year ended September 30, 1996 compared to the same period in 1995 is the result of a 36% increase in the number of homes closed and a 1.7% decrease in average sales price. The increase in home closings was experienced in all markets and is a result of the strong order growth early in fiscal 1996, and the expansion of the Texas operations entered initially via the acquisition of Bramalea Homes Texas ("Bramalea") in April 1995 and supplemented through the acquisition of Trendmaker Homes -- Dallas in June 1996. Gulfcoast Homes, acquired in May 1996 contributed 16 closings and $4.6 million in revenues. The small decrease in average sales price is the result of shifting product mix in the Southeast region, an emphasis on the affordable product in the Southwest (especially in Arizona), and decreases in Texas as a result of the Company opening new, lower-priced subdivisions in Dallas.

     The revenue growth in fiscal 1995 compared to 1994 is the result of an 11.1% increase in closings and an 8.6% increase in average sales price. This growth in closings is largely attributable to expansion in existing markets, the Bramalea acquisition ($10.8 million in revenues and 64 closings) and strong order growth during the second half of fiscal 1995. Increases in average sales price are principally the result of expansion in the higher-priced home market in Tennessee and new higher-priced subdivisions in Raleigh. Offsetting the noted growth factors is the decrease in revenues because of the close-out of the Company's single New Jersey project, which contributed $18.1 million in revenues in 1994 and $0.3 million in 1995.

COST OF HOME CONSTRUCTION AND LAND SALES -- Cost of home construction and land sales, as a percentage of revenues, decreased for the year ended September 30, 1996 compared to 1995, but increased in 1995 compared to 1994. The decrease in 1996 is largely attributable to decreases in hard construction costs (material and labor) and an increase in deliveries from homes started subsequent to sale. Additionally, the Company's Arizona and Texas markets, which typically experience higher gross margins than the Company average, represent a greater percentage of total closings for the year. The increase in cost of home construction and land sales, as a percentage of revenues, in 1995 compared to 1994 is the result of reduced margins in Georgia and South Carolina, where


20  BEAZER HOMES USA     1996 ANNUAL REPORT
measures were taken to reduce inventory levels built up early in the year, and an increased proportion of sales from the Company's California market, which has experienced lower gross margins than the Company average.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE -- Selling, general and administrative expense increased, as a percentage of revenues, in 1996 to 10.3% from 9.8%. This increase can be attributed primarily to certain consulting and start-up costs relating to various long-term initiatives the Company began late in fiscal 1996 and one-time costs relating to employee severance arrangements for certain employees. General and administrative expenses, as a percentage of total revenues, increased to 4.2% from 3.7% during 1996, while sales and marketing expenses were unchanged at 6.1%.

     Selling, general and administrative expenses increased, as a percentage of revenues, to 9.8% in 1995 from 9.1% in 1994. During the year ended September 30, 1995, as market conditions warranted, the Company expanded its number of active subdivisions and, in doing so, incurred additional marketing expense. This contrasts with 1994 when, as market conditions worsened, the Company slowed expansion into additional subdivisions. Additionally, the Company experienced some increase during 1995 over 1994, as this year represented the first full year as a public company.

AMORTIZATION OF PREVIOUSLY
CAPITALIZED INTEREST -- The decrease in interest amortized to costs and expenses as a percentage of revenues for the year ended September 30, 1996 compared to the same period in 1995 is the result of a favorable interest rate environment and accelerated inventory turnover. The increase in interest amortized to costs and expenses during 1995 as compared to 1994 is due to a combination of the higher interest incurred resulting from a full year's impact of the Senior Notes (issued in conjunction with the Initial Public Offering in March 1994) and expanded borrowings under the credit facility during the year to assist internal expansion.

INCOME TAXES -- The Company's effective income tax rate was 39.5%, 40.0 % and 39.9% for 1996, 1995 and 1994, respectively. The decrease in 1996 compared to 1995 is principally the result of various tax savings strategies implemented during 1996.

FINANCIAL CONDITION AND LIQUIDITY
In March 1994, the Company completed its initial public offering and sold six million shares of common stock followed by the issuance of 125,367 additional (overallotment) shares, providing net cash proceeds of approximately $99 million. In addition, in March 1994, the Company also issued $115 million of 9% Senior Notes, providing net cash proceeds of approximately $112 million. The net proceeds were used principally to repay amounts due an Affiliate of the Company's Former Parent.

     During fiscal 1995, the company repurchased the remaining shares held by an affiliate of the Former Parent and financed the repurchase with the proceeds from the issuance of the Company's Series A Convertible, Exchangeable Preferred Stock.


21  BEAZER HOMES USA     1996 ANNUAL REPORT

     Prior to these offerings, the Company financed its operations from a combination of cash generated from operations and funds from the Former Parent and Affiliates.

     Effective January 1995, the Company entered into the Credit Agreement with a group of banks which provides for an $80 million unsecured, revolving line of credit. Borrowings under the Credit Agreement generally bear interest at a fluctuating rate equal to (i) the sum of a specified margin plus the higher of
(x) the corporate base rate of interest announced by the Agent from time to time or (y) a specified spread above the Federal Funds Rate or (ii) the sum of a specified margin plus a rate of interest based on LIBOR.

     Available borrowings under the Credit Agreement are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable as defined in the Credit Agreement. At September 30, 1996, the Company had no borrowings outstanding, and had available additional borrowings of $74.1 million under the Credit Agreement. The Company's debt to total capitalization ratio at September 30, 1996 was 39.2%.

     In October 1996, the Company entered into a $150 million unsecured, revolving credit agreement (the "New Credit Agreement") with a group of banks to replace the above $80 million Credit Agreement. Borrowings under the New Credit Agreement bear interest at a fluctuating rate calculated in a manner consistent with the previous facility but with lower specified margins. Interest on outstanding loans is due and payable monthly. All outstanding indebtedness under the New Credit Agreement will be due in October 1999. The New Credit Agreement contains various operating and financial covenants.

     All subsidiaries of Beazer Homes USA, Inc. are guarantors of the Senior Notes and the credit agreements and are jointly and severally liable for the Company's obligations thereunder. Separate financial statements and other disclosures concerning each of the subsidiaries are not included, as the aggregate assets, liabilities, earnings and equity of the subsidiaries substantially equal such amounts for the Company on a consolidated basis and separate subsidiary financial statements are not considered material to investors. Neither the Credit Agreement nor the Senior Notes restrict distributions to Beazer Homes USA, Inc. by its subsidiaries.

     In June 1996, the Company's Board of Directors approved a stock repurchase plan authorizing the repurchase of up to 10% of the Company's currently outstanding common stock. Such repurchases, if completed, would be effected at various prices from time to time in the open market. The timing of the purchases and the exact number of shares to be purchased will depend on market conditions. As of September 30, 1996, the Company had purchased 25,000 shares for an aggregate purchase price of approximately $349,000.

     The Company has utilized, and will continue to utilize, land options as a method of controlling and subsequently acquiring land. At September 30, 1996, the Company had 8,085 lots under option. At September 30, 1996, the Company had commitments with respect to option contracts with specific performance obligations of approximately $60.9 million. The Company expects to exercise all of its option contracts with specific performance obligations and, subject to market conditions, substantially all of its options contracts without specific performance obligations.


22  BEAZER HOMES USA     1996 ANNUAL REPORT

     Management believes that the Company's current borrowing capacity, cash on hand at September 30, 1996, and anticipated cash flows from operations are sufficient to meet liquidity needs for the foreseeable future. There can be no assurance, however, that amounts available in the future from the Company's sources of liquidity will be sufficient to meet the Company's future capital needs and the amount and types of indebtedness that the Company may incur may be limited by the terms of the Indenture governing the Senior Notes and the credit agreements.

     During fiscal 1996 the Company utilized borrowings under the Credit Agreement of $21.4 million for acquisitions. All such borrowings were repaid as of September 30, 1996. The Company continually evaluates expansion opportunities through acquisition of established regional homebuilders and, such opportunities may require the Company to seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financing and securities offerings.

RECENT ACCOUNTING PRONOUNCEMENTS
In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation"("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans, such as stock option plans. SFAS 123 was effective for certain transactions entered into after December 15, 1995. The Company intends to adopt the expanded disclosures provisions of SFAS 123 in fiscal 1997.


23  BEAZER HOMES USA     1996 ANNUAL REPORT

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Beazer Homes USA, Inc.

We have audited the accompanying consolidated balance sheet of Beazer Homes USA, Inc. as of September 30, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the management of Beazer Homes USA, Inc. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of September 30, 1995 and for each of the two years in the period then ended were audited by other auditors whose report, dated October 27, 1995, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beazer Homes USA, Inc. at September 30, 1996 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



Atlanta, Georgia
October 30, 1996


24  BEAZER HOMES USA     1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share amounts)       YEAR ENDED SEPTEMBER 30,
                                                      1996       1995       1994

Total revenue                                   $  866,627 $  647,828 $  536,526

Costs and expenses:
  Home construction and land sales                 732,395    552,204    450,570
  Amortization of previously
    capitalized interest                            15,134     13,268      9,768
  Selling, general and administrative               88,976     63,727     48,811
                                               ----------- ---------- ----------
Operating income                                    30,122     18,629     27,377
Other income                                            71        291         24
                                               ----------- ---------- ----------
Income before income taxes                          30,193     18,920     27,401
Provision for income taxes                          11,927      7,568     10,933
                                               ----------- ---------- ----------
Net income                                      $   18,266 $   11,352 $   16,468
                                               ----------- ---------- ----------
Preferred dividends                             $    4,000 $      611
Net income applicable to
  common shareholders                           $   14,266 $   10,741

NET INCOME PER COMMON SHARE:
Primary                                         $     2.20 $     1.23
Fully diluted                                   $     2.01 $     1.23
Pro forma net income                                                  $   16,226
Pro forma net income
  per common share                                                    $     1.76

WEIGHTED AVERAGE NUMBER OF SHARES:
Primary                                          6,475,167  8,716,965  9,220,367
Fully diluted                                    9,099,839  8,716,965


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


25  BEAZER HOMES USA     1996 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)          SEPTEMBER 30,
                                                        1996              1995
ASSETS:
Cash and cash equivalents                             $  12,942      $  40,407
Accounts receivable                                       6,473          2,842
Inventory                                               320,969        285,268
Deferred tax asset                                        1,645          2,086
Property, plant and equipment, net                        2,823          1,323
Goodwill, net                                             6,204          6,745
Other assets                                              5,587          6,569
                                                     -----------    -----------
Total assets                                          $ 356,643      $ 345,240
                                                     -----------    -----------

LIABILITIES AND STOCKHOLDERS' EQUITY:
LIABILITIES:
Trade accounts payable                                $  31,431      $  40,111
Other liabilities                                        31,511         25,585
Senior Notes                                            115,000        115,000
                                                     -----------    -----------
Total liabilities                                       177,942        180,696
                                                     -----------    -----------
STOCKHOLDERS' EQUITY:
Preferred stock (par value $.01 per share,
  5,000,000 shares authorized, 2,000,000
  issued and outstanding, $50,000 aggregate
  liquidation preference)                                    20             20

Common stock (par value $.01 per share,
  30,000,000 shares authorized, 9,305,200
  and 9,297,117 issued, 6,530,933 and
  6,547,850 outstanding)                                     93             93

Paid-in-capital                                         187,477        187,698

Retained earnings                                        37,613         23,347

Unearned restricted stock                                (1,446)        (1,907)

Treasury stock, at cost
  (2,774,267 and 2,749,267 shares)                      (45,056)       (44,707)
                                                     -----------    -----------
Total stockholders' equity                              178,701        164,544
                                                     -----------    -----------
Total liabilities and stockholders' equity            $ 356,643      $ 345,240
                                                     -----------    -----------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


26  BEAZER HOMES USA     1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(DOLLARS IN THOUSANDS)                                                                          UNEARNED
                                INVESTED    PREFERRED     COMMON     PAID-IN-     RETAINED    RESTRICTED    TREASURY
                                 CAPITAL        STOCK      STOCK      CAPITAL     EARNINGS         STOCK       STOCK        TOTAL
Balance, September 30, 1993     $ 95,595                                                                                 $ 95,595

Dividend to Former Parent         (7,400)                                                                                  (7,400)

Net cash transfers from
  Former Parent                      269                                                                                      269

Net income prior
  to Initial Public Offering       4,195                                                                                    4,195

Formation of Beazer
  Homes USA, Inc. (1 share)

Return of invested capital
  to Former Parent               (53,238)                                                                                 (53,238)

Exchange of common stock
  of BHI and BHH for
  common stock of the
  Company (2,999,999 shares)     (39,421)                  $  30     $ 39,391

Public offering of Common
  Stock (6,125,367 shares)                                    61       98,501                                              98,562

Issuance of restricted stock
  (95,000 shares)                                              1        1,662                   $ (1,663)

Remeasurement of unearned
  restricted stock                                                       (273)                       273

Amortization of unearned
  restricted stock                                                                                   150                      150

Net income since
  Initial Public Offering                                                         $ 12,273                                 12,273
                                ----------  -----------   ---------  ---------  -----------   -----------  -----------  ----------

BALANCE, SEPTEMBER 30, 1994     $     --                      92      139,281       12,273        (1,240)                 150,406

Purchase of treasury stock
  (2,749,267 shares)                                                                                        $(44,707)     (44,707)

Issuance of preferred stock
  (2,000,000 shares)                            $  20                  47,386                                              47,406

Issuance of restricted stock
  (103,000 shares)                                             1        1,184                     (1,185)

Cancellation of restricted
  stock  (26,250 shares)                                                 (340)                       340

Remeasurement of
  unearned restricted stock                                               187                       (187)

Amortization of
  unearned restricted stock                                                                          365                      365

Preferred stock dividends paid                                                       (278)                                   (278)

Net income                                                                         11,352                                  11,352
                                ----------  -----------   ---------  ---------  -----------   -----------  -----------  ----------

BALANCE, SEPTEMBER 30, 1995                        20         93      187,698      23,347         (1,907)     (44,707)    164,544

Purchase of treasury stock
  (25,000 shares)                                                                                                (349)       (349)

Issuance of restricted stock
  (46,500 shares)                                                         482                       (482)

Cancellation of restricted
  stock (38,417 shares)                                                  (458)                       458

Remeasurement of
  unearned restricted stock                                              (228)                       228

Amortization of
  unearned restricted stock                                                                          257                      257

Preferred stock dividends paid                                                      (4,000)                                (4,000)

Other                                                                     (17)                                                (17)

Net income                                                                          18,266                                 18,266

BALANCE, SEPTEMBER 30, 1996                     $  20      $  93     $187,477     $ 37,613      $ (1,446)   $(45,056)    $178,701
                                ----------  -----------   ---------  ---------  -----------   -----------  -----------  ----------
                                ----------  -----------   ---------  ---------  -----------   -----------  -----------  ----------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


27  BEAZER HOMES USA     1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)                              YEAR ENDED SEPTEMBER 30,
                                                 1996       1995          1994
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                  $  18,266  $  11,352     $  16,468

ADJUSTMENTS TO RECONCILE NET INCOME TO
  NET CASH PROVIDED BY OPERATING ACTIVITIES:

Depreciation and amortization                   1,528      1,354         1,215

Provision for deferred income taxes               588      1,111         1,709

CHANGES IN OPERATING ASSETS AND LIABILITIES,
  NET OF EFFECTS FROM ACQUISITIONS:
Increase in inventory                         (11,603)   (28,674)     (25,677)

(Decrease) increase in trade
  accounts payable                             (9,024)     9,409       14,143

Other changes                                     352     11,650       (2,772)
                                           ---------- ----------    ----------
Net cash provided by operating activities         107      6,202        5,086
                                           ---------- ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                           (1,866)      (540)        (473)

Acquisitions, net of cash acquired            (21,357)    (3,656)      (3,168)
                                           ---------- ----------    ----------
Net cash used by investing activities         (23,223)    (4,196)      (3,641)
                                           ---------- ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash transfers from Affiliate                                         270

Proceeds from common stock issuance                                    98,562

Proceeds from Senior Notes issuance                                   111,500

Proceeds from preferred stock issuance                    47,406

Repayment of invested capital                                         (53,238)

Repayment of notes payable to Affiliate                              (115,978)

Payment of dividend to Affiliate                                       (7,400)

Proceeds from short-term debt                 169,500     99,500       59,900

Repayments of short-term debt                (169,500)   (99,500)     (59,900)

Preferred stock dividends                      (4,000)      (278)

Treasury stock purchased                         (349)   (44,707)
                                           ---------- ----------    ----------
Net cash (used) provided by
  financing activities                         (4,349)     2,421       33,716
                                           ---------- ----------    ----------
(Decrease) increase in cash
  and cash equivalents                        (27,465)     4,427       35,161

Cash and cash equivalents at
  beginning of year                            40,407     35,980          819
                                           ---------- ----------    ----------
Cash and cash equivalents at end of year    $  12,942  $  40,407     $  35,980
                                           ---------- ----------    ----------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                             $  13,885  $  14,023     $  14,193

  Income taxes paid                         $  11,581  $   2,857     $   6,515

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

28  BEAZER HOMES USA     1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 | FORMATION AND ORGANIZATION OF BEAZER HOMES USA, INC.
Beazer Homes USA, Inc. ("Beazer" or the "Company") designs, constructs, markets and sells single family homes in Arizona, California, Florida, Georgia, Nevada, North Carolina, South Carolina, Tennessee and Texas.

     Beazer was formed in November 1993 by Hanson Properties North America, Inc. (the "Former Parent") in contemplation of the planned initial public offering of common stock and issuance of Senior Notes (together, the "Initial Public Offering") of the homebuilding operations of Beazer Homes, Inc. ("BHI") and Beazer Homes Holdings, Inc. ("BHH"). The Former Parent was an indirect wholly owned subsidiary of Hanson PLC ("Hanson"), a company registered in the United Kingdom. Effective February 24, 1994, the Former Parent contributed all of the issued and outstanding shares of BHI and BHH to the Company in exchange for 2,999,999 shares of the Company's common stock. In March 1994, the Company completed the Initial Public Offering. As a result of the Initial Public Offering, the Former Parent's ownership interest in the Company was reduced to approximately 30% and the Company was no longer a subsidiary of the Former Parent.

     In accordance with the requirements of Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"), the exchange of the common stock of the Company for the common stock of BHI and BHH was accounted for in a manner similar to a pooling of interests, and the assets and liabilities of the entities in the combination were carried forward at their historical values. Financial statements for periods prior to the combination have been combined on this basis.

     In June 1995, the Former Parent transferred its investment (2,749,267 shares) in the Company's common stock to USI Properties, Inc. ("USI"), a subsidiary of US Industries, Inc. Also in June 1995, the Company and USI entered into a stock purchase agreement pursuant to which the Company purchased from USI 1,000,000 shares of the Company's common stock for $16.0 million and the Company entered into an option agreement with USI (the "Option") to acquire the remaining 1,749,267 shares of the Company's common stock held by USI. Cash consideration of $500,000 was paid for the Option. In August 1995, pursuant to its exercise of the Option, the Company repurchased the remaining 1,749,267 shares held by USI for $28.2 million. The repurchased shares are reflected in the accompanying consolidated financial statements as treasury stock.

     Wholly owned subsidiaries of Hanson (other than the Former Parent) are hereinafter referred to as "Affiliates" for the periods prior to the Initial Public Offering.


2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION -- The accompanying consolidated financial statements include the accounts of Beazer Homes USA, Inc., and its wholly owned subsidiaries. Intercompany balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS -- The Company considers cash investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents as of September 30, 1996 and 1995 includes $1.4 million and $6.0 million, respectively, of cash held in escrow for periods of up to three days.

INVENTORY -- Inventory consists of residential real estate developments, including interest, real estate taxes and development costs capitalized to land and construction costs during the development and construction period.


29  BEAZER HOMES USA     1996 ANNUAL REPORT

     During fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets, such as real estate inventories, goodwill, and property, plant and equipment be reviewed for impairment. The adoption of SFAS 121 had no impact on the Company's fiscal 1996 financial statements.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are recorded at cost. Depreciation is computed on a straight-line basis based on estimated useful lives as follows:

Buildings                           15 years
Machinery and equipment         3 - 12 years
Furniture and fixtures           3 - 5 years

INCOME TAXES -- Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Prior to the Initial Public Offering, the Company's results were included in the consolidated federal income tax return filed by its ultimate U.S. parent company, HM Anglo-American, Ltd. Pursuant to informal tax allocation agreements, the Company provided for federal income taxes on a stand-alone separate company basis.

INCOME RECOGNITION AND CLASSIFICATION OF COSTS -- Income from the sale of land and residential units is recognized when closings have occurred and the risk of ownership is transferred to the buyer. Sales commissions are included in selling, general and administrative expense.

GOODWILL -- Goodwill represents the excess of the purchase price over the fair value of assets acquired and is being amortized over a 15-year period. Amortization expense was $541,000, $538,000 and $528,000 for the years ended September 30, 1996, 1995 and 1994, respectively. Accumulated amortization was $1,908,000 and $1,367,000 at September 30, 1996 and 1995, respectively. In the event that facts and circumstances indicate that the carrying value of goodwill may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value is required.

FAIR VALUE OF FINANCIAL INSTRUMENTS -- For short-term financial instruments, the historical carrying amount is a reasonable estimate of fair value. The fair value of the Company's Senior Notes at September 30, 1996 and 1995 is approximately $104 million and $105 million, respectively, based upon quoted market prices.

EARNINGS PER SHARE -- The computation of primary earnings per Common Share and common equivalent share for periods subsequent to the Company's Initial Public Offering is based upon the weighted average number of Common Shares outstanding during the period plus (in periods in which they have a dilutive effect) the effect of Common Shares contingently issuable, primarily from stock options. Common share equivalents are computed using the treasury stock method.

     Fully diluted earnings per share further assumes the conversion of 2,000,000 shares of Series A Cumulative Convertible Exchangeable Preferred Stock issued in August 1995 (see Note 12) into 2,624,672 shares of common stock.


30  BEAZER HOMES USA     1996 ANNUAL REPORT

     Pro forma net income per share for the year ended September 30, 1994 is comprised of pro forma net income per share for the period October 1, 1993 through March 2, 1994 ($.43 per share) and historical net income per share for the remainder of the year ($1.33 per share). Pro Forma net income per share from October 1, 1993 through March 2, 1994 was calculated as if the Initial Public Offering was consummated on October 1, 1993, the other changes in the capital structure discussed in the second paragraph of Note 1 occurred on such date, and the Company incurred certain additional general and administrative costs as a result of being a publicly owned company.

WARRANTY COSTS -- Estimated future warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized. Such estimated warranty costs range from 0.5% to 1.0% of total revenue and, based upon experience, have been sufficient to cover costs incurred.

OTHER LIABILITIES -- Other liabilities include home buyer deposits, land purchase obligations, accrued compensation and various other accrued expenses.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain items in prior period financial statements have been reclassified to conform to the current presentation.

RECENT ACCOUNTING PRONOUNCEMENTS -- In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans, such as stock option plans. SFAS 123 was effective for certain transactions entered into after December 15, 1995. The Company intends to adopt the expanded disclosures provisions of SFAS 123 in fiscal 1997.


3 | ACQUISITIONS
Since October 1, 1993, the Company has acquired substantially all of the assets or all of the outstanding capital stock of each of the following businesses:

COMPANY                   CONSIDERATION             ACQUISITION
ACQUIRED                 (IN THOUSANDS)                    DATE

Trendmaker
Homes -- Dallas                $ 22,000               June 1996

Gulfcoast Homes                   3,200                May 1996

Bramalea Homes
Texas, Inc.                       3,100              April 1995

Bauer and Barone, Inc.              200            October 1994

Panitz & Company,
Chartered                         3,200            October 1993

Consideration includes cash paid plus certain borrowings assumed and repaid immediately subsequent to the acquisitions. Other liabilities assumed were not significant. These acquisitions have been recorded using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed, based on their estimated fair values as of the respective date of acquisition. The operating results of the acquired businesses are included in the Company's consolidated statements of income from their respective dates of acquisition. The pro forma effect on the Company's operating results of acquired businesses prior to their acquisition date would not be significant.


4 | RELATED PARTY TRANSACTIONS
Prior to the Initial Public Offering, cash accounts for the Company were controlled on a centralized basis by the Former Parent and Affiliates and, accordingly, cash receipts and disbursements were received or made through the Former Parent and Affiliates.


31  BEAZER HOMES USA     1996 ANNUAL REPORT

     Prior to August 1, 1994, the Former Parent administered two 401(k) Retirement Plans (the "Plans") for the employees of the Company (see Note 13). The Company made discretionary contributions under the Plans of $392,000 for the ten months ended July 31, 1994.

     Prior to the Initial Public Offering, operations and acquisitions were funded by the Former Parent. Interest incurred related to promissory notes to the Former Parent totaled $3.9 million for the year ended September 30, 1994. As of the date of the Initial Public Offering, these notes and all accrued interest thereon were repaid in full.


5 | INVENTORY
Inventory at September 30 includes:

(in thousands)                                               1996        1995

Finished homes                                           $ 64,709    $ 52,464

Development projects
in progress                                               197,984     196,500

Unimproved land held
for future development                                     34,040      21,315

Model homes                                                24,236      14,989
                                                        ----------  ----------
                                                         $320,969    $285,268
                                                        ----------  ----------

Development projects in progress consist principally of land, land improvement costs and, if applicable, construction costs for houses which are in various stages of development but not ready for sale. Certain of the finished homes in inventory are reserved by a deposit or sales contract.

     Inventory located in California, the state with the Company's largest concentration of inventory, was $72.5 million and $110.2 million at September 30, 1996 and 1995, respectively. Such inventory at September 30, 1996 includes three projects with approximately $22 million of unimproved land held for future development. Given their longer term nature, the Company intends to continually monitor changes in circumstances related to these projects. If, based upon future economic circumstances and the costs of developing these properties (including any future capitalized interest), the book value of the properties exceeds their undiscounted cash flows (excluding interest), a write-down to fair value would be required.

     The Company acquires certain lots by means of option contracts. Option contracts generally require the payment of cash for the right to acquire lots during a specified period of time at a certain price. Under option contracts without specific performance obligations, the Company's liability is generally limited to forfeiture of the nonrefundable deposits, which aggregated approximately $10.3 million and $9.2 million at September 30, 1996 and 1995, respectively, and is included in development projects in process. Under option contracts, both with and without specific performance, purchase of the properties is contingent upon satisfaction of certain requirements by the Company and the sellers. Below is a summary of amounts committed under all options:

                                               AGGREGATE PURCHASE
(in thousands)                                     PRICE AS OF
                                               SEPTEMBER 30, 1996
Options with
specific performance                                 $ 60,853

Options without
specific performance                                  131,123
                                                    ----------

Total options                                        $191,976
                                                    ----------


6 | INTEREST
Information regarding interest is as follows:

(in thousands)                                     YEAR ENDED SEPTEMBER 30,
                                                 1996        1995        1994
DURING THE PERIOD:

Interest incurred                             $14,176     $14,737     $11,306

Interest capitalized                          (14,176)    (14,737)    (11,306)

Previously capitalized interest
amortized to cost of sales                     15,134      13,268       9,768
                                             ---------   ---------   ---------
Total interest expensed in
statement of operations                       $15,134     $13,268     $ 9,768
                                             ---------   ---------   ---------
AT THE END OF THE PERIOD:
Capitalized interest in ending inventory      $ 5,553     $ 6,511     $ 5,042


32  BEAZER HOMES USA     1996 ANNUAL REPORT

7 | PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of:

(in thousands)  Year Ended September 30,
                                                             1996        1995
Land and buildings                                        $   998     $   633

Leasehold improvements                                        378         272

Machinery and equipment                                     2,547       2,223

Furniture and fixtures                                      3,074       3,244
                                                         ---------   ---------
                                                            6,997       6,372
Less accumulated
   depreciation                                             4,174       5,049
                                                         ---------   ---------
Total                                                     $ 2,823     $ 1,323
                                                         ---------   ---------


8 | CREDIT AGREEMENT
In January 1995, the Company entered into a credit agreement (the "Credit Agreement") for an $80 million unsecured revolving line of credit with a group of banks. The Credit Agreement replaced a previous $40 million facility. Borrowings under the Credit Agreement generally bear interest at a fluctuating rate equal to (i) the sum of a specified margin plus the higher of (x) the corporate base rate of interest announced by the lead bank (the "Agent") from time to time or (y) a specified spread above the Federal Funds Rate or (ii) the sum of a specified margin plus a rate of interest based on LIBOR. All outstanding indebtedness under the Credit Agreement would be due in full in January 1998. The Credit Agreement contains various operating and financial covenants. Each of the Company's subsidiaries is a guarantor under the Credit Agreement.

     Available borrowings under the Credit Agreement are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable as defined in the Credit Agreement. At September 30, 1996, the Company had no borrowings outstanding, and had available additional borrowings of $74.1 million under the Credit Agreement.

     On October 22, 1996, the Company entered into a $150 million unsecured, revolving credit agreement (the "New Credit Agreement") with a group of banks to replace the previous $80 million credit agreement. Borrowings under the New Credit Agreement will bear interest at a fluctuating rate calculated in a manner consistent with the previous facility but with lower specified margins and spreads. Interest on outstanding loans is payable monthly. All outstanding indebtedness under the New Credit Agreement will be due in October 1999. The New Credit Agreement contains various operating and financial covenants. Each of the Company's subsidiaries is a guarantor under the New Credit Agreement.


9 | SENIOR NOTES
In March 1994, the Company issued the Senior Notes under an Indenture (the "Senior Note Indenture") among the Company, each of the Company's subsidiaries, as guarantors, and Continental Bank, National Association, as trustee.

     The Senior Notes mature ten years from the date of issuance. Interest on the Senior Notes is payable semiannually, at the rate of 9% per annum. The Company may, at its option, redeem the Senior Notes in whole or in part at any time on or after March 1, 1999, initially at 102.571% of the principal amount thereof, declining to 100% of the principal amount thereof on or after March 1, 2001, in each case together with accrued interest. The Senior Notes are unsecured and rank pari passu (except as to collateral) with, or senior in right of payment to, all other existing and future senior indebtedness of the Company. The Senior Notes are guaranteed, jointly and severally, on a senior unsecured basis by all of the subsidiaries of the Company.

     The Senior Note Indenture contains certain restrictive covenants, including limitations on payment of dividends. At September 30, 1996, under the most restrictive covenants, approximately $34 million of the Company's retained earnings was available for payment of cash dividends and for the acquisition by the Company of its common stock. In addition, the Senior Note Indenture provides that, in the event of defined


33  BEAZER HOMES USA     1996 ANNUAL REPORT
changes in control, or if the consolidated tangible net worth of the Company and its subsidiaries falls below a specified level, or, in certain circumstances, upon sales of assets, the Company is required to make an offer to repurchase certain specified amounts of outstanding Senior Notes.

10 | INCOME TAXES
The provision for income taxes consists of:

(in thousands)                                    YEAR ENDED SEPTEMBER 30,
                                                 1996        1995        1994
                                                ------      ------      ------
CURRENT:
Federal                                       $ 9,579     $ 5,231     $ 7,443

State                                           1,760       1,226       1,781

DEFERRED:                                         588       1,111       1,709
                                             ---------   ---------   ---------
Total                                         $11,927     $ 7,568     $10,933
                                             ---------   ---------   ---------

The provision for income taxes differs from the amount computed by applying the federal income tax statutory rate as follows:

(in thousands)                                     YEAR ENDED SEPTEMBER 30,
                                                 1996        1995        1994
                                                ------      ------      ------
Income tax computed
at statutory rate                             $10,568     $ 6,622     $ 9,590

State income taxes,
net of federal benefit                          1,143         784       1,158

Goodwill amortization                             189         162         185

Other, net                                         27
                                             ---------   ---------   ---------
Total                                         $11,927     $ 7,568     $10,933
                                             ---------   ---------   ---------

Deferred tax assets relate principally to differences between book and tax bases of inventory as a result of the various acquisitions and accrued warranty costs.


11 | LEASES
The Company is obligated under various noncancelable operating leases for office facilities and equipment. Rental expense under these agreements amounted to approximately $2,485,000, $1,292,000 and $1,054,000 for the years ended September 30, 1996, 1995 and 1994, respectively. As of September 30, 1996, future minimum lease payments under noncancelable operating lease agreements, excluding leaseback of model homes, are as follows:

   YEAR ENDED SEPTEMBER 30,                        (in thousands)
        1997                                           $   2,468
        1998                                               1,817
        1999                                               1,325
        2000                                                 304
        2001                                                  65
                                                      -----------
        Total                                          $   5,979
                                                      -----------

During the year ended September 30, 1995, the Company sold and leased back 102 model homes in Arizona, California and Nevada for approximately $15.0 million, comprised of cash consideration of $13.0 million and recourse notes receivable of $2.0 million. The transactions were accounted for as a sale-leaseback and resulted in the recognition of a $350,000 gain. The lease terms on individual model homes range from 3 to 33 months. Lease payments vary based on LIBOR and totaled $1,536,000 and $914,000 for fiscal years 1996 and 1995, respectively. Future lease commitments approximate $422,000 in fiscal year 1997 and $42,000 thereafter. The recourse notes receivable are secured by second deeds of trust on the model homes, provide interest at LIBOR plus 3.5% and are due upon sale of the related model home.


12 | STOCKHOLDERS' EQUITY
PREFERRED STOCK -- In August 1995, the Company sold 2,000,000 shares of its Series A Cumulative Convertible Exchangeable Preferred Stock (liquidation preference $25.00 per share). The preferred stock pays dividends quarterly at an annual rate of 8%, is convertible at the holder's option into the Company's common stock at a conversion price of $19.05 per Common Share and is exchangeable, at the Company's option beginning September 1, 1997, into 8% Convertible Subordinated Debentures due 2005. The net proceeds of approximately $48.1 million were used principally to purchase the Company's common stock held by USI (see Note 1).


34  BEAZER HOMES USA     1996 ANNUAL REPORT

COMMON STOCK -- In March 1994, the Company completed an offering of 6,125,367 shares of common stock for proceeds of approximately $99 million. The proceeds were used together with proceed from the issuance of the Senior Notes (see Note
9) to retire borrowings and repay amounts payable to affiliates of the Former Parent.

     In June 1996, the Company's Board of Directors approved a stock repurchase plan authorizing the purchase of up to 10% of the Company's currently outstanding common stock. Such repurchases, if completed, would be effected at various prices from time to time in the open market. As of September 30, 1996, the Company has purchased 25,000 shares for an aggregate purchase price of approximately $349,000.

     As of September 30, 1996, the Company has reserved 675,000 shares of common stock for issuance under various stock incentive plans and has 495,167 shares available for future grants.

SHAREHOLDER RIGHTS PLAN -- In June 1996, the Company's Board of Directors adopted a Shareholder Rights Plan and distributed a dividend of one preferred share purchase right (a "Right") to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company. The Rights become exercisable in certain limited circumstances involving principally the acquisition of over 20% of the Company's outstanding common stock by any one individual or group. The Rights are initially exercisable at a price of $80.00 per one hundredth of a Preferred Share, subject to adjustment. Following certain other events after the Rights have become exercisable, each Right entitles its holder to purchase at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice such price, or, in certain circumstances, securities of the acquirer, having a then current market value of two times the exercise price of the Right.

     The Rights are redeemable and may be amended at the Company's option before they become exercisable. Until a Right is exercised, the holder of a Right has no rights as a shareholder of the Company. The Rights expire on June 24, 2006.


13 | RETIREMENT PLAN AND INCENTIVE AWARDS
401(k) RETIREMENT PLAN -- Effective August 1994, the Company began its 401(k) Retirement Savings and Investment Plan (the "Beazer USA Plan"). Similar plans that were in place prior to August 1994 were terminated and their assets were transferred to the Beazer USA Plan. Substantially all employees are eligible for participation in the Beazer USA Plan after completing one year of service with the Company. Participants are permitted to make contributions to the Beazer USA Plan on a pre-tax salary reduction basis in accordance with the provisions of
Section 401(k) of the Internal Revenue Code of 1986, as amended. Participants may defer from 1% to 17% of their salary with certain limitations on highly compensated individuals. The Company matches 50% of the first 6% of the participant's contributions. The participant's contributions vest 100% immediately, while the Company's contributions vest after five years. The Company's total contributions for the years ended September 30, 1996 and 1995 were approximately $587,000 and $495,000, respectively.

RESTRICTED STOCK AWARDS -- The Company has issued several restricted stock awards to officers and key employees under the 1994 Stock Incentive Plan (the "Stock Plan"). All restricted stock is awarded in the name of each participant, who has all the rights of other common stockholders, subject to restrictions and forfeiture provisions. Accordingly, all restricted stock awards are considered outstanding shares.

     Stock awards are valued when granted and such associated unearned compensation is amortized as expense over the vesting period of the awarded shares. Unearned compensation related to such awards is reflected as a reduction of stockholders' equity. Compensation


35  BEAZER HOMES USA     1996 ANNUAL REPORT
expense recognized for such awards totaled $257,000, $365,000 and $150,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

Activity relating to restricted stock awards is summarized as follows:

                                                   YEAR ENDED SEPTEMBER 30,
                                                 1996        1995        1994
                                               --------------------------------
Restricted shares,
beginning of period                            171,750     95,000          --

Shares awarded                                  46,500    103,000       95,000

Shares forfeited                               (38,417)   (26,250)
                                             ---------  ---------     --------
Restricted shares,
end of period                                  179,833    171,750       95,000
                                             ---------  ---------     --------

Restricted stock awarded during the year ended September 30, 1994 originally would vest based solely on the achievement of certain future financial targets. Accordingly, unearned compensation was subsequently remeasured for such awards based on changes in market value of the Company's common stock. In September 1996, the vesting of such awards was amended to occur unconditionally in March 2001; accordingly, unearned compensation for such awards was then fixed and will not be subsequently remeasured.

STOCK OPTION AWARDS -- The Company has issued several stock option awards to officers and key employees under the Stock Plan and to non-employee directors pursuant to the Company's Non-Employee Director Stock Option Plan. Stock options may be exercised three to ten years from the date such options were granted. As of September 30, 1996, there were no stock options exercisable.

     Activity under the Company's stock option plans is summarized as follows:

                                             1994 STOCK          NON-EMPLOYEE
                                         INCENTIVE PLAN        DIRECTOR STOCK
                                                                  OPTION PLAN
SHARES UNDER OPTION:

October 1, 1993                                      --                    --

   Granted at
   $17.50 per share                             205,000

   Canceled at
   $17.50 per share                             (20,000)
                                               ---------              --------
September 30, 1994                              185,000                    --
                                               ---------              --------
   Granted at $13.375
   to $14.375 per share                         127,000                40,000
                                               ---------              --------
September 30, 1995                              312,000                40,000
                                               ---------              --------
   Granted at $16.875
   to $19.125 per share                          24,000                10,000

   Canceled at $16.875
   to $17.50 per share                          (28,000)
                                               ---------              --------
September 30, 1996
(at $13.375 to $17.50
per share)                                      308,000                50,000
                                               ---------              --------


14 | CONTINGENCIES
The Company had outstanding letters of credit and performance bonds of approximately $6.0 million and $50.4 million, respectively, at September 30, 1996, related principally to its obligations to local governments to construct roads and other improvements in various developments. The Company does not believe that any such letters of credit or bonds are likely to be drawn upon.

     The Company is a defendant or plaintiff in various legal actions which have arisen in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.


36  BEAZER HOMES USA     1996 ANNUAL REPORT

QUARTERLY FINANCIAL DATA AND STOCK PRICE INFORMATION (UNAUDITED)

SUMMARIZED QUARTERLY FINANCIAL INFORMATION:

(DOLLARS IN THOUSANDS,                           Quarter Ended
EXCEPT PER SHARE AMOUNTS)
                           September 30     June 30     March 31   December 31
                         -------------------------------------------------------
FISCAL 1996

Total revenue                  $294,828    $217,065     $196,505      $158,230

Operating income                 11,228       7,979        6,084         4,833

Net income                        6,888       4,817        3,663         2,900

Net income per common
share:
  Primary                      $   0.91    $   0.59     $   0.41      $   0.29
  Fully diluted                    0.76        0.53         0.40          0.29

FISCAL 1995

Total revenue                  $270,604    $151,377     $123,544      $102,303

Operating income                 10,472       2,324        2,461         3,372

Net income                        6,317       1,417        1,485         2,133

Net income per common share:
  Primary                      $   0.78    $   0.16     $   0.16      $   0.23
  Fully diluted                    0.71         n/a          n/a           n/a


QUARTERLY STOCK PRICE INFORMATION:                          HIGH           LOW

1996 PERIOD
July 1, 1996 through September 30, 1996                 $ 16 3/4      $ 14
                                                       ----------    ----------
April 1, 1996 through June 30, 1996                     $ 18 3/8      $ 15 1/4
                                                       ----------    ----------
January 1, 1996 through March 31, 1996                  $ 20 1/2      $ 16 1/4
                                                       ----------    ----------
October 1, 1995 through December 31, 1995               $ 20 5/8      $ 16 3/8
                                                       ----------    ----------
1995 PERIOD
July 1, 1995 through September 30, 1995                 $ 17 1/8      $ 15 1/4
                                                       ----------    ----------
April 1, 1995 through June 30, 1995                     $ 16 5/8      $ 13 3/8
                                                       ----------    ----------
January 1, 1995 through March 31, 1995                  $ 14 5/8      $ 11 1/2
                                                       ----------    ----------
October 1, 1994 through December 31, 1994               $ 14 5/8      $ 11 1/8
                                                       ----------    ----------


37  BEAZER HOMES USA     1996 ANNUAL REPORT

NOTE REGARDING FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements include, among others, statements concerning the Company's outlook for 1997, overall and market-specific volume trends, pricing trends and forces in the industry, cost reduction strategies and their results, targeted goals for margins and returns, the Company's expectations as to funding its capital expenditures and operations during 1997, and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements.

     As described in this Annual Report, the Company has begun various initiatives designed to improve its operating profit margin. The most significant factors that could prevent the Company from achieving these goals -- and cause actual results to differ materially from those expressed in the forward-looking statements -- include, but are not limited to, the following:

- Economic changes nationally or in one of the Company's local markets
- Volatility of mortgage interest rates
- Increased competition in some of the Company's local markets
- Increased prices for labor, land and raw materials used in the production of houses
- Any delays in reacting to changing consumer preferences in home design
- Delays or difficulties in implementing the Company's initiatives to reduce its production and overhead cost structure.

The Company undertakes no duty to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


38  BEAZER HOMES USA     1996 ANNUAL REPORT

CORPORATE AND OPERATING MANAGEMENT


OPERATING MANAGEMENT

SOUTHEAST REGION

James A. Moore
Regional Manager

FLORIDA

Leon J. Panitz
President, Panitz Homes

Craig G. Bloxham
President, Gulfcoast Homes

Jeffrey D. Thorson
President, Mid-Florida Division

GEORGIA

Scott A. Hoisington
President

NORTH AND SOUTH CAROLINA

Gary N. Baucom
Regional Manager

NORTH CAROLINA

Scott K. Thorson
President, Squires Homes -- Charlotte

Robert J. Polanco
President, Squires Homes --  Raleigh

SOUTH CAROLINA

William J. Mazar
President, Squire Homes -- Columbia

Jeffrey L. Keefer
City Manager, Squire Homes -- Myrtle Beach

TENNESSEE

H. Eddie Phillips
President, Phillips Builders

Thomas O. Brooks
President, Phillips Builders -- Knoxville


SOUTHWEST REGION

ARIZONA

Joseph C. Thompson
President, Hancock Homes

CALIFORNIA

Anthony R. Tonso
President, Northern California Division

Gerald A. Gates
President, Southern California Division

NEVADA

Warren D. Kiggins, Jr.
President


CENTRAL REGION

TEXAS

Kurt S. Watzek
President

Mark A. Angeli
President, Dallas Division


CORPORATE MANAGEMENT

IAN J. MCCARTHY
President and Chief Executive Officer

DAVID S. WEISS
Executive Vice President and Chief
Financial Officer

JOHN SKELTON
Senior Vice President, Operations and Controller

PETER H. SIMONS
Vice President, Corporate Development

DAVID T. ROOT
Vice President, Operations

MICHAEL T. RAND
Vice President, Operational and Accounting Controls


39  BEAZER HOMES USA     1996 ANNUAL REPORT

                               BOARD OF DIRECTORS

[Photograph - Page 40]

LEFT TO RIGHT:

JOHN SKELTON (Secretary)
DAVID S. WEISS
LARRY T. SOLARI
GEORGE W. MEFFERD
THOMAS B. HOWARD, JR.
D. E. MUNDELL
BRIAN C. BEAZER
IAN J. MCCARTHY

(1)     Audit Committee
(2)     Compensation Committee
(3)     Stock Option Committee


BRIAN C. BEAZER (2)
NON-EXECUTIVE CHAIRMAN OF THE BOARD BEAZER HOMES USA, INC.

Mr. Beazer has served as non-executive Chairman since March 1994. He began work in the construction industry in the late 1950s. He served as Chief Executive Officer of Beazer PLC, from 1968 to 1991, and Chairman of that company from 1983 to 1991. Mr. Beazer is also a Director of Koppers Industries, Inc., Beazer Japan, Ltd., Seal Mint Ltd., Jade Holdings Pte Ltd., Jade Technologies Singapore Pte Ltd. and U.S. Industries, Inc.

THOMAS B. HOWARD, JR. (1,2,3)
FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER, GIFFORD-HILL & COMPANY

Mr. Howard has served as a Director of the Company since 1995. He served as the Chairman and Chief Executive Officer of Gifford-Hill & Company, a construction and aggregates company, from 1969 to 1989. Gifford-Hill & Co. was acquired by Beazer PLC in 1989 and Mr. Howard served as Chairman and Chief Executive Officer of the successor company until 1992. During the period 1957 to 1969, Mr. Howard held various positions with Vulcan Materials Company. Mr. Howard currently serves as a Director of Lennox International, Inc. and is on the Board of Trustees of the Methodist Hospitals Foundation.

IAN J. MCCARTHY
PRESIDENT AND CHIEF EXECUTIVE OFFICER, BEAZER HOMES USA, INC.

Mr. McCarthy has served as a Director and Chief Executive Officer since March 1994. Mr. McCarthy served as President of Beazer Homes, Inc. ("BHI") since October 1992 and as President of Beazer Homes Holdings, Inc. ("BHH") since April 1993. From January 1991 to October 1992, he served as Executive Vice President of BHI, responsible for all U.S. residential homebuilding operations. During the period May 1981 to January 1991, Mr. McCarthy was employed in Hong Kong and Thailand as a Director of Beazer Far East, and from January 1980 to May 1981 was employed by Kier Limited, a company engaged in the U.K. construction industry.

GEORGE W. MEFFERD (1,2,3)
FORMER GROUP VICE PRESIDENT, FLUOR CORPORATION NEWPORT BEACH, CALIFORNIA

Mr. Mefferd has served as a Director since March 1994. In 1986, Mr. Mefferd retired as Group Vice President and a Director of Flour Corporation, an engineering and construction company. From 1974 to 1986, Mr. Mefferd held various positions with Fluor Corporation, including Senior Vice President - Finance, Treasurer, Group Vice President and Chief Financial Officer.


40  BEAZER HOMES USA     1996 ANNUAL REPORT

D. E. MUNDELL (1,2,3)
Chairman, ORIX USA Corporation
San Francisco, California

Mr. Mundell has served as a Director since March 1994. Mr. Mundell has served as Chairman of ORIX USA corporation, a financial services company, since January 1991. During the period 1959 to 1990, Mr. Mundell held various positions within United States Leasing International, Inc., retiring as Chairman in 1990. He is also a Director of Varian Associates and Stockton Holding, Ltd.

LARRY T. SOLARI (1,2,3)
Former President, Building Materials
Group, Domtar, Inc.
Ann Arbor, Michigan

Mr. Solari has served as a Director since March 1994. Mr. Solari was the President of the Building Materials Group of Domtar, Inc. He was the President of the Construction Products Group, Owens-Corning Fiberglass from 1986 to 1994. Mr. Solari has been a Director of the Policy Advisory Board of the Harvard Joint Center for Housing Studies and an Advisory Board Member of the National Homebuilders Association.

DAVID S. WEISS
Executive Vice President and Chief
Financial Officer, Beazer Homes USA, Inc.

Mr. Weiss has served as a Director and as Executive Vice President and Chief Financial Officer since March 1994. Previously he was Assistant Corporate Controller of Hanson Industries from February 1993. He was Manager of Financial Reporting for Colgate -- Palmolive Company from November 1991 to February 1993 and was with the firm Deloitte & Touche from 1982 to 1991, at which time he served as a Senior Audit Manager.


SHAREHOLDER INFORMATION


CORPORATE HEADQUARTERS
Beazer Homes USA, Inc.
5775 Peachtree Dunwoody Road
Suite C-550
Atlanta, GA  30342
Telephone: (404) 250-3420

INQUIRIES
Individuals seeking financial data should contact David S. Weiss, Executive Vice President and Chief Financial Officer or Scott M. McKelvey, Manager of Financial Reporting.

Others seeking information about the Company and its operations should contact Ian J. McCarthy, President and Chief Executive Officer.

FORM 10-K
Copies of Beazer Homes USA, Inc.'s Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission will be furnished upon written request to David S. Weiss, Executive Vice President and Chief Financial Officer.

ANNUAL MEETING
The Annual Shareholders' meeting will be held at 9:00 am EST on February 6, 1997 at The Penn Club, 30 West 44th Street, New York, NY 10036.

TRANSFER AGENT
First Chicago Trust Company of New York
52 Washington Boulevard
Suite 4694
Jersey City, NJ 07310

GENERAL COUNSEL
Paul, Hastings, Janofsky & Walker LLP

INDEPENDENT AUDITORS
Deloitte & Touche LLP

TRADING INFORMATION
Beazer Homes USA, Inc. lists its common shares on the New York Stock Exchange, reading under the symbol BZH, and its preferred shares under the symbol BZH.PrA. On December 2, 1996, the last reported sales price of Company's Common Stock on the New York Stock Exchange was $16.00.

OWNERSHIP
On December 2, 1996, Beazer Homes USA, Inc. had approximately 74 shareholders of record and 6,565,690 shares of Common Stock outstanding.


41  BEAZER HOMES USA     1996 ANNUAL REPORT

* HOMES *
---------
BEAZER




      BEAZER HOMES USA, INC. | 5775 Peachtree Dunwoody Road | Suite C-550 |
                        Atlanta, GA  30342 | 404.250.3420




visit our Web site at www.beazer.com

APPENDIX TO FORM 10-K FILINGS TO DESCRIBE DIFFERENCES BETWEEN PRINTED AND EDGAR-FILED TEXTS:

(1) Boldface typeface is displayed with capital letters, italic typeface is displayed in normal type.

(2) Because the printed page breaks are not reflected, certain tabular and columnar headings and symbols are displayed differently in this filing.

(3)  Bullet points and similar graphic signals are omitted.