Form 10-K, Exhibit 13
period 1997-09-30
BEAZER HOMES USA INC
filed 1997-12-29
CIK 915840

                                                                     Exhibit 13



 1  Financial Highlights
 1  Market Data
 2  Letter to Shareholders
 6  Offering More Services
 8  Efficient Home Design
10  Sharing Information
12  Importance of Training
14  Directory of Homebuilders
15  Financial Review
40  Note Regarding Forward-looking Statements
41  Corporate and Operating Management
42  Board of Directors
43  Shareholder Information



GOING PLACES

Beazer Homes has come far since entering the U.S. homebuilding market in 1985 and going public in 1994. We believe that our recent focus on improving profitability will take us even further. Over the past year, we have begun implementing key profitability initiatives - including expanding customer services and installing the latest available technology - designed to expand profit margins in the future. We believe these efforts will allow Beazer Homes to experience healthy, profitable growth. Watch for Beazer Homes to be Going Places in 1998 and beyond.


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

Note: Market position represents a Company estimate based upon the most recent market data available. Market data consists of homes closed or sold.

  TENNESSEE 22 active subdivisions

  Key Trends

  Nashville is becoming increasingly competitive as more builders enter the market and growth slows.

  Key Initiatives

  Having anticipated this trend, Beazer entered Knoxville in 1996 as a satellite market managed out of Nashville and became the #1 builder in Knoxville. Beazer intends to continue to expand Knoxville and maintain its position in Nashville.

  Market Position   #1 in Knoxville
                    #1 in Nashville


  NEVADA 13 active subdivisions

  Key Trends

  Tremendous scheduled capital investment in the gaming and tourism industries in Las Vegas is expected to continue fueling strong job growth.

  Key Initiatives

  Focus on phasing out older, lower margin communities and improving margins in newer communities. Gross margins, before interest, in Las Vegas went from under 7% in the second quarter of 1997 to 12% in the fourth quarter, reflecting this trend. Beazer intends to close out its only subdivision in Reno during calendar 1998.

  Market Position  #5 in Las Vegas


  NO. CAROLINA 22 active subdivisions

  Key Trends

  North Carolina markets are becoming increasingly competitive as growth has slowed and more competitors have entered the markets.

  Key Initiatives

  Beazer is increasing its focus on affordability, especially in the first time buyer segment of the market.

  Market Position   #2 in Charlotte
                    #3 in Raleigh


  TEXAS 33 active subdivisions

  Key Trends

  Having entered Texas in 1995 and grown to over 700 homes in 1997, Beazer expects Texas to continue to be one of its largest growth markets as Beazer expands its market position to the top ten in both Dallas and Houston.

  Key Initiatives

  Product focus is on in-fill sites and smaller sites for Beazer to develop near master planned communities.

  Market Position   #12 in Dallas
                    #14 in Houston


  SO. CAROLINA 15 active subdivisions

  Key Trends

  After some years of slow or no growth, Charleston's economy is expected to grow over the national average in 1998.

  Key Initiatives

  Beazer focuses on entry level and first time buyers in Charleston. In Columbia, Beazer focuses on value engineering its homes and reducing average price to below $100,000 to focus on the largest segment of the Columbia market.

  Market Position   #1 in Charleston
                    #5 in Columbia


  CALIFORNIA 17 active subdivisions

  Key Trends

  Southern California continues to rebound, especially in Orange County, with margins improving. The Sacramento area is also recovering.

  Key Initiatives

  Beazer is expanding its Sacramento area presence, nearly doubling in 1997 and becoming the #2 builder. Northern California is the first Beazer market to implement the new sales office automation system.

  Market Position   #2 in Sacramento Approx.2% market
                    share in Southern California


  FLORIDA 32 active subdivisions

  Key Trends

  Beazer continues to expand its presence in Florida, a state expected to have one of the highest employment growth rates over the next five years. During 1997 Beazer increased its active subdivision count from 22 to 32.

  Key Initiatives

  Beazer entered Orlando in November 1997 through acquisition of Calton Homes of Florida. Beazer is expanding its presence in first and second move up price points in northeast Florida markets (Jacksonville and surrounding areas).

  Market Position #2 in Jacksonville



  GEORGIA 13 active subdivisions

  Key Trends

  After five years of nearly continual growth, housing starts declined in Atlanta in 1997.

  Key Initiatives

  Beazer is reducing its number of communities and presence in this increasingly competitive market and focusing on improving margins in a limited number of subdivisions.

  Market Position  #12 in Atlanta


  ARIZONA 30 active subdivisions

  Key Trends

  Housing starts in Phoenix continued to grow in 1997, contrary to projections at the beginning of the year.

  Key Initiatives

  Beazer has increased its land bank and its number of active subdivisions, especially in the first time buyer segment, after entering 1997 with its subdivision count down.

  Market Position   #3 in Phoenix

BEAZER HOMES USA


COMPANY HIGHLIGHTS
 Dollars in thousands, except per share and market data


FINANCIAL HIGHLIGHTS                              Year Ended September 30,
                                     1997           1996        1995        1994
--------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Homes closed                                     5,785          5,935       4,363       3,926
--------------------------------------------------------------------------------------------------
Total revenue                                 $851,101       $866,627    $647,828    $536,526
Earnings before interest and taxes ("EBIT")   $ 33,051(i)    $ 45,327    $ 32,188    $ 37,169
--------------------------------------------------------------------------------------------------
Net income                                    $ 11,189(i)    $ 18,266    $ 11,352    $ 16,468
Net income per common share
  Primary                                     $   1.15(i)    $   2.20    $   1.23    $   1.76(ii)
  Fully-diluted                                   1.15(i)    $   2.01    $   1.23    $   1.76(ii)
--------------------------------------------------------------------------------------------------
BALANCE SHEET DATA AT YEAR END
--------------------------------------------------------------------------------------------------
Total assets                                  $399,595       $356,643    $345,240    $314,941
--------------------------------------------------------------------------------------------------
Total debt                                    $145,000       $115,000    $115,000    $115,000
Stockholders' equity                          $179,286       $178,701    $164,544    $150,406
--------------------------------------------------------------------------------------------------
RETURN DATA (iii)
Return on average assets                           8.7%(i)       12.9%        9.8%       13.3%
--------------------------------------------------------------------------------------------------
Return on average capital                         10.7%(i)       15.8%       11.8%       15.5%
Return on average equity                           6.3%(i)       10.6%        7.2%       13.4%



MAKET DATA                       9/30/97      FISCAL 1997         AVERAGE PRICE
                                BACKLOG        CLOSINGS         OF HOMES CLOSED
--------------------------------------------------------------------------------
SELECTED INFORMATION BY STATE
Arizona                            262           1,416              $112,800
 ................................................................................
California                          78           1,035              $151,600
Florida                            100             394              $182,600
Georgia                             43             174              $164,500
Nevada                             139             567              $155,400
North Carolina                     172             628              $155,200
South Carolina                     109             391              $117,000
Tennessee                           81             457              $196,700
Texas                              208             723              $155,900
Total                            1,192           5,785              $147,100
--------------------------------------------------------------------------------

(i) Fiscal 1997 includes the effect of a $6,326 writedown of inventory in Nevada. EBIT, net income and net income per common share excluding the writedown would be $39,377, $15,079 and $1.70, respectively. Return on average assets, return on average capital and return on average equity excluding the writedown would be 10.4%, 12.7% and 8.4% respectively.

(ii) Pro forma to give effect to the initial public offering and related transactions, as if such transactions were effected as of October 1, 1993.

(iii) Return on average assets is defined as earnings before interest and taxes ("EBIT") divided by average total assets for the year. Return on average capital is defined as EBIT divided by average total debt plus stockholders'
      equity for the year. Return on average equity is defined as net income divided by average stockholders' equity.

1997 ANNUAL REPORT -- GOING PLACES

BEAZER HOMES USA

                             LETTER TO SHAREHOLDERS

   During our 1997 fiscal year, Beazer Homes made investments that will provide a framework for future growth and improvements in profitability. Our fourth fiscal quarter showed increased earnings, accelerating growth in new orders and an improving operating profit margin. We believe that as a result of the actions taken in 1997, Beazer Homes will be Going Places in fiscal 1998 and well into the future.

   At the same time, however, our number of homes closed declined and our earnings were adversely impacted by issues in certain markets in fiscal 1997. We are disappointed in the reduction in our 1997 earnings, but believe that we have learned from the issues that confronted us and have addressed them in ways that make us a stronger company.

        HOME CLOSINGS AND EPS DOWN FROM 1996 - DECREASED PROFITABILITY
                    IN NEVADA; FEWER SUBDIVISIONS IN PHOENIX

   After five years of continual growth, Beazer Homes had its first year of reduced home closings in 1997. The number of homes closed declined to 5,785. Net income, before the effect of a writedown in Nevada, declined to $15.1 million ($11.2 million after the writedown) from $18.3 million in fiscal 1996. Earnings per share, before the writedown, were $1.70 ($1.15 after the writedown) compared to $2.01 for fiscal 1996.

   The principal contributors to the decline in earnings were:

     decreased profitability in Nevada and
     a reduced number of active subdivisions in early fiscal 1997.

   Significant overruns in land development costs resulted in a $6.3 million writedown of two subdivisions in Nevada - one in Reno, the other in Las Vegas. In addition, the Company experienced lower profitability on other subdivisions in Nevada.

   Since taking the writedown, we have made changes in the management of our Nevada operations. We have also put in place additional Company-wide controls, including a second independent review of all land purchases involving significant land development. By the fourth quarter of fiscal 1997, overall profit margins in Nevada had improved significantly. We believe that changes made in 1997 have contributed to this improvement and that profit margins will continue to expand into fiscal 1998.

   Phoenix, our largest market, experienced a 24% decline in home closings during 1997 as a result of a reduction in the number of active subdivisions in that market earlier in the year. During the first quarter of fiscal 1997, our number of active subdivisions in Phoenix declined from 26 to 16. As fiscal 1997 progressed, however, we purchased and obtained options on some very attractive subdivisions in Phoenix. By September 30, 1997, our number of active subdivisions in Phoenix was up to 30, higher than the level at which it started the year. We expect the recently opened subdivisions to contribute to increased new orders in future quarters in Phoenix.

   Similarly, during the second half of fiscal 1997, we acquired a number of attractive pieces of land and opened many new subdivisions throughout the Company. This contributed to a 13% increase in new orders during the quarter ended September 30, 1997 compared to the same quarter in the prior year.

               MEASURABLE PROGRESS ON PROFITABILITY INITIATIVES


   In our 1996 Annual Report to Shareholders, we reported that we were embarking on a number of initiatives to improve profitability. During fiscal 1997, we made significant progress on these initiatives. This progress has required an investment during the year, both in terms of dollars and management attention, but is beginning to yield measurable results.

1997 ANNUAL REPORT -- GOING PLACES

  Our profitability initiatives can be divided into three general categories:

       Opening design centers and mortgage origination operations
       Redesigning processes and improving systems
       Strengthening focus on return on capital

DESIGN CENTERS AND MORTGAGE ORIGINATION OPERATIONS - Design centers are centralized showrooms within each market where homebuyers choose decorator options and upgrades. Beazer Mortgage allows homebuyers to more easily determine which mortgage lenders have the best programs for which they qualify. With these two extensions of our operations, we are increasing our service to our homebuyers and improving our profitability.

   Of the nine states in which we operate, we now have mortgage operations in six and design centers in seven. In the fourth quarter of 1997, design centers and mortgage operations added over 25 basis points (1 basis point = 1/100 of a percent) to our pretax profit margin. We expect the benefits of these operations to increase in fiscal 1998 as we have the benefit of a full year's earnings for both the design centers and mortgage operations in most markets.

PROCESS REDESIGN AND SYSTEMS - In fiscal 1996, we embarked on a project to analyze the homebuying and homebuilding process, breaking it down into eight sub-processes - from land purchasing to servicing our home warranties. We sought to determine the best practices being used across the Company and establish Company-wide systems to support these best practices. During 1997, we made significant progress on a number of the systems initiatives that came out of this study.

The principal technology initiatives on which we have made progress are:

     wide area and local area networks linking all of our operations to assist in the sharing of information across the Company and to reduce communication costs,

     an executive information system giving managers across the Company access to detailed, current information on sales, costs and profitability,

     a sales office automation system giving our sales agents and their customers access to the most current information on homes, options, mortgages available and demographic data, and a centralized accounting system to increase the consistency of information and reduce the cost of producing that information.

   By the end of fiscal 1997, the local area networks, wide area network and executive information system were all in place. In addition, we had finished development of the sales office automation system and had installed it in four markets. We also completed designing the centralized accounting system, which is now being used in its first market. Our systems efforts had costs in fiscal 1997, but by the fourth quarter began to yield benefits which we expect will accelerate and contribute to our improved profitability in fiscal 1998.

   We recognize that without appropriate training, even the best systems will not operate as intended. As a result, we have established Company-wide training programs in construction, sales and marketing, and finance programs run principally by our operating managers.

STRENGTHENING FOCUS ON RETURN ON CAPITAL - We have always recognized return-on-capital-employed as the ultimate gauge of profitability. This gauge combines both asset turnover as well as profit margin. We stress the appropriate balance between these two components and closely control the level of investment to improve asset turnover. We believe that by controlling the balance sheet and the level of investment we can provide a superior return on capital with less risk than by focusing on margins alone.

   Over the five years from 1992 to 1996, our return-on-capital-employed averaged 15%, which is in excess of the average of 13% for other large public homebuilders. During fiscal 1997, however, as a result of the issues that we discussed previously, our return on capital dropped to 13% before writedown (11% after writedown), below both the Company's average and our goal for the future.

   During the year, we have strengthened our focus on return on capital in ways that we believe will contribute to future improvements in profitability. The most significant of these is the development of an incentive compensation system based upon what we call "Value Created," demonstrated as follows:

    Value Created = earnings before interest and taxes ("EBIT") - capital charge Capital Charge = total capital employed x weighted average cost of capital

   If an operating division beats its cost of capital, its Value Created is positive. Value Created is now the bottom line of all internal Company income statements. Starting in fiscal 1997, our senior corporate managers were placed on an incentive plan in which their payments are based on a percentage of Value Created. For 1998, managers throughout the Company's operations have been placed on the same plan. We believe that this plan rewards sound strategic decisions and will add value to the business, improve our return on capital and increase returns to our shareholders.

   The new incentive plan is just one way that the increased focus on profitability is taking hold at Beazer. Other initiatives are smaller and more subtle - for instance, becoming the first homebuilder to have a captive insurance risk retention group licensed to insure our home warranty liability. We expect this to give us more control over the warranty process while also reducing our costs. Our managers continually strive to increase profits with as little capital as possible, thereby increasing Value Created.

           BEAZER STICKS TO ITS DECENTRALIZED MANAGEMENT PHILOSOPHY
                      AND CONSERVATIVE FINANCIAL POLICIES

   Since becoming a public company in 1994, we have described our "Formula For Success" - a formula that combines decentralized operations with strong centralized financial controls. Even with the initiatives that we are implementing, this formula remains a critical part of our culture.

   Homebuilding is a highly localized, entrepreneurial business. To succeed in homebuilding in any market, you need a depth of knowledge of that particular market. At Beazer we continually rely on our local managers, who possess an average of 20 years of homebuilding experience, to drive the business. The systems that we are trying to centralize are developed by teams that include managers from a cross section of our markets.

   We believe that we support our local teams by providing 1) the best and most efficient systems possible, 2) access to information from other markets, and 3) the framework of a prudently managed company with access to adequate capital. We ended fiscal 1997 with a level of debt to total capitalization of 45%, below the industry average of over 55%. In addition, during 1997 we increased our unsecured, revolving credit facility from $150 million to $200 million. With only $30 million of this drawn at September 30, 1997, we believe we have enough financial flexibility to take advantage of opportunities that we expect to arise in a changing economy and a dynamic homebuilding environment.

                LOOKING TO FUTURE IMPROVEMENTS IN PROFITABILITY

   Over the four years that preceded 1997, revenues increased 579% - a compound annual growth rate of 61%. As we disclosed in our 1996 Annual Report to Shareholders, we now intend to concentrate more heavily on improvements in profitability with more moderate growth. With this objective in mind, 1997 was a transition year as we made the investments that we believe will produce improved profitability in future years.

   In our 1996 Annual Report we said of our profitability initiatives, "our near-term objective is to significantly improve our operating profit margin by the fourth quarter of fiscal 1997." In the fourth quarter of this year our EBIT margin increased by 20 basis points, relative to the fourth quarter of last year. While this is consistent with our stated goal, we are only part of the way there and expect further improvements in fiscal 1998. As a result, absent unforeseen adverse economic changes, we expect earnings per share in fiscal 1998 to exceed 1997.

   Our employees at Beazer Homes have exerted considerable effort and made substantial investments in 1997 that we expect will pay off in future years. We thank them for their guidance, support and expertise. Because of them, we believe that our shareholders will see Beazer Going Places in 1998 and beyond.

Sincerely,


/S/ BRIAN C. BEAZER                       /S/ IAN J. MCCARTHY
    Brian C. Beazer                       Ian J. McCarthy
    Non-Executive Chairman of the Board   President and Chief Executive Officer

1997 ANNUAL REPORT -- GOING PLACES

BEAZER HOMES USA

                             OFFERING MORE SERVICES
                                TO OUR HOMEBUYERS

             by Sandra Panitz, President Panitz Homes, Jacksonville

   For over 20 years, Panitz Homes has enjoyed a sterling reputation as north Florida's premier builder of first- and second-time move-up homes. The foundation of this success - seamless customer service - has recently been significantly expanded with the addition of our Panitz Homes Design Center and our branch of Beazer Mortgage.

   When a family decides to purchase a home, it is one of the most important personal and financial commitments they will make. This decision has the potential to be one of the most nerve-wracking as well. It's our job to make sure this is not the case. A happy homebuyer is one who has had all of his or her questions answered and who experiences an efficient home buying process.

   In the past, we have been able to assist homebuyers only in limited ways with the interior design and mortgage processes. Today, with the Panitz Homes Design Center and Beazer Mortgage, our customers are able to draw upon the broad range of knowledge and experience possessed by our in-house professionals, providing unparalleled convenience and service. These are quantum leaps forward in the range and quality of our customer service.

   After selecting their home, homebuyers meet with Audrey Bishop at Beazer Mortgage. She describes all the mortgage programs available from the extensive network of Beazer Mortgage lenders and helps them decide which mortgage programs best suit them. Audrey also helps them determine how much in upgrades they can finance and explains the tax advantages of financing these at the time of construction. She then provides them with "Beazer Bucks" for the additional amount of financing for which they can qualify above the base price of their home.

   Armed with their Beazer Bucks, the buyers go across the hall to our design center to meet with Christi Aldridge, our professional Design Consultant. Christi shows them the many options available in interior and exterior finishes, floor coverings, cabinetry, lighting, fixtures and other designer options. It is like having your own personal decorator. With our design center, buyers get exactly what they want, which increases their satisfaction as well as our profits. We have also developed a satisfied customer who will be a valuable reference and, hopefully, a future repeat homebuyer.

   Since joining the Beazer family in 1993, Panitz Homes has more than tripled in size and become north Florida's largest builder of homes over $100,000. We would not have been able to accomplish this without the financial strength of Beazer and the ideas we have adapted from other Beazer markets.

1997 ANNUAL REPORT -- GOING PLACES

BEAZER HOMES USA

                                FOCUSING ON
                              EFFICIENT HOME DESIGN

           by Robert Polanco, President Squires Homes Raleigh Division

   When I moved from Charlotte to help Squires Homes (Beazer's Carolinas operation) start up a Raleigh division in 1992, I knew I had a tough job ahead of me. One thing I did not worry about, however, was the ability to design efficient house plans. I knew that with the resources available to me and my managers, we would have access to some of the most efficient plans in the country.

   An efficient plan is one that is both attractive to the buyer and designed to be constructed for the lowest cost given its size and number of rooms. No one wants to pay for additional costs for which they get no benefit. With my 20 years of experience in home construction, I have grown to appreciate how efficient home design eliminates unnecessary costs. A home can be designed within a rectangle - the most efficient way to build - that contains enough interior angles to make it attractive and exciting.

   One example of the benefit of efficient design is Squires' Hamlet Series in Charlotte. Because Squires can build these plans so efficiently, Scott Thorson, our Charlotte division President, can offer homes starting under $80,000 at Southern Chase, our subdivision north of Charlotte. These plans were actually adapted by our Southeast Region Design Group from plans originally used by Beazer in Phoenix. The success of these plans is demonstrated by the 45 new orders in Southern Chase in the eight months since it opened. It can also be seen in the profit margins at Southern Chase - among the highest in the Squires organization.

   We have adapted these plans for the tastes of the Raleigh market, renamed them the Cottage Series and are now offering them at Homestead Park, in the Apex area west of Raleigh. We expect Homestead Park to be even more successful than Southern Chase.

   Efficiency of plan design is important not just in the lower priced segment of the market, but in all segments, right up to luxury housing. It allows a homebuilder to provide the most affordable home to whatever segment of the market is being targeted. Upon my arrival in Raleigh, we completed an analysis of market needs which showed we had an opportunity for success with a larger product line than Squires had customarily built in the Carolinas. With the assistance of our Southeast Design Group, we were able to design a new series of plans that has become an award-winning, top-selling success story - both in Raleigh and throughout the Carolinas.

   Since starting Squires' Raleigh division with one home closing in 1992, we have grown it to be the third largest builder in Raleigh - an operation that consistently sells more than 200 homes a year and was named Raleigh's Builder of the Year by the Triangle Sales and Marketing Council. Certainly the sharing of efficient plans from all of our markets has contributed to this success.

1997 ANNUAL REPORT | GOING PLACES

BEAZER HOMES USA

                               SHARING INFORMATION
                                 THROUGH SYSTEMS

      by Anthony Tonso, President Beazer Homes Northern California, Sacramento

   I have always believed that the best solution for every issue has already been implemented somewhere. If we all had access to information on these solutions, our jobs would be much easier. That is why I am such a strong proponent of the latest in information systems.

   My background includes over 29 years in homebuilding and real estate sales. So, when I heard that Beazer was working on a sales office automation system, I wanted to make sure that Northern California would be the prototype market.

   In 1997, a year in which the number of homes our division sold and closed nearly doubled, our managers devoted significant time and effort to developing and implementing our sales office automation system and training all users in its operation. We know that the system we have developed will help not only us in Northern California, but also others throughout the entire Beazer organization.

   With our newly implemented sales office automation system, the sales agents at our communities now have the most current information on mortgage rates and programs available. Our sales people can also generate contracts more easily, because forms are continually updated in a central database and are stored in memory, rather than in file cabinets. The system also maintains a database of prospects and follow-up letters. In addition, current information is reported to our office on a daily basis, giving us an opportunity to make more timely decisions. The improved availability of information from our sales office system also makes our sales agents' jobs easier and more consistent by automating much of what was previously done manually.

   The sales office automation system is now being implemented in other Beazer markets. As they are adapting it to fit their needs, we hear about improvements they are making which we can incorporate into an upgrade to our own system here in Northern California. This is another benefit of sharing information.

   The sales office automation system is one of several systems for which our staff has provided development support at Beazer. Brendan O'Neill (CFO), Carla Collinge (Controller) and Ann Stamas (Purchasing Manager) have also been heavily involved, along with the corporate office, in the development of the Company-wide executive information and accounting systems. These will all make our jobs easier and make Beazer a better company.

1997 ANNUAL REPORT -- GOING PLACES

BEAZER HOMES USA

                             IMPORTANCE OF TRAINING

   by Marilyn Gardner, Sales Manager, Beazer Texas and National Sales Trainer

   In just two years since our inception in 1995 when we closed 64 homes, Beazer Homes Texas has become an operation with over 700 home closings in two markets - and still looking for further growth. Acquisitions have helped Beazer Homes Texas grow. First there was the acquisition of Bramalea Homes Texas in 1995 followed by the 1996 acquisition of Trendmaker Homes of Dallas. As the person responsible for training all of the new sales people that have come with this growth, I am proud of what we have been able to achieve. I am also glad that Beazer recognizes the importance of training and has expanded this sales training program to other markets.

   In any environment, training is important, but most especially so in the case of an acquisition. The people at the acquired company need to know the resources available and the best way to take advantage of them. The company that has made the acquisition also needs a chance to incorporate and adapt to the knowledge and culture of its new group of employees.

   After the Trendmaker acquisition, we set up a sales training course at Beazer Homes Texas aimed at teaching the best practices in sales. Even our most experienced people have something to learn from our training classes. Whether it is a reminder of a follow-up technique they know but haven't been using or learning the best use of the latest technology, the classes always have something for all participants.

   Our training classes in Texas were so well received that we have now organized both national sales conferences as well as local training classes in other markets throughout Beazer. Some of these are geared to "train the trainer," so that sales managers taking the class can pass along the knowledge to others, including new employees. We are also completing a national sales training manual to be used in all markets.

   Beazer also conducts national and regional training sessions and conferences in a number of areas, such as construction, finance and purchasing. Certainly sales is not the only area where training is critical.

   Training has been central to our growth at Beazer Homes Texas. We still feel that there is much more growth ahead of us, including expansion to other markets in Texas. Training and access to the resources of a strong, national homebuilder like Beazer will provide the backbone for this growth.

1997 ANNUAL REPORT | GOING PLACES

BEAZER HOMES USA

                            DIRECTORY OF HOMEBUILDERS

BEAZER HOMES ARIZONA
2005 West 14th Street
Tempe, AZ 85281

BEAZER HOMES CALIFORNIA
Southern California Division
Executive Tower
1100 Town and Country
Orange, CA 92868

Northern California Division
3009 Douglas Boulevard
Roseville, CA 95661

BEAZER HOMES FLORIDA
Panitz Homes (Jacksonville)
3020 Hartley Avenue
Jacksonville, FL 32257

Gulfcoast Homes (Ft. Myers/ Naples)
11934 Fairway Lakes Drive Ft. Myers, FL 33913

Tampa Division
1211 N. Westshore Boulevard
Tampa, FL 33607

Orlando Division
380 S. North Lake Boulevard
Altamonte Springs, FL 32701

BEAZER HOMES GEORGIA
3790 Data Drive
Norcross, GA 30092

BEAZER HOMES NEVADA
Las Vegas Division
770 East Warm Springs Road
Las Vegas, NV 89119

Reno/Sparks Division
4480 Scott Peak Circle
Sparks, NV 89434

BEAZER HOMES TEXAS
Houston Division
10235 West Little York
Houston, TX 77040

Dallas Division
1231 Greenway Drive
Irving, TX 75038

PHILLIPS BUILDERS
Nashville Division
2910 Kraft Drive
Nashville, TN 37204

Knoxville Division
1645 Downtown West Blvd.
Knoxville, TN 37919

SQUIRES HOMES
Charlotte Division
5501 Executive Center
Charlotte, NC 28212

Raleigh Division
3701 National Drive
Raleigh, NC 27612

Charleston Division
7410 Northside Drive
North Charleston, SC
29420-4200

Columbia Division
2001 Assembly Street
Columbia, SC 29201

Myrtle Beach Division
710 21st Avenue North
Hampton Park
Myrtle Beach, SC 29577

16   Management's Responsibility
     for Financial Reporting and
     System of Internal Controls

17   Selected Financial Data

18   Management's Discussion and
     Analysis of Financial Condition
     and Results of Operations

25   Independent Auditor's Report

26   Consolidated Statements
     of Operations

27   Consolidated Balance Sheets

28   Consolidated Statements of Stockholders' Equity

29   Consolidated Statements
     of Cash Flows

30   Notes to Consolidated
     Financial Statements

39   Quarterly Financial Data and
     Stock Price Information


                                            FINANCIAL
                                                 REVIEW


          1997 ANNUAL REPORT        GOING PLACES

                                                             BEAZER HOMES USA


MANAGEMENT'S RESPONSIBILITY
for Financial Reporting & System of Internal Controls



                              FINANCIAL STATEMENTS

   The accompanying consolidated financial statements are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments.

   The Company's consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, who were given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Deloitte & Touche LLP's audit report included on page 25 provides an independent opinion as to the fairness of presentation of the consolidated financial statements.

                       SYSTEM OF INTERNAL CONTROLS

   The Company maintains a system of internal controls over financial recording and reporting which is designed to provide reasonable assurance that assets are safeguarded and transactions are recorded in accordance with the Company's policies and procedures and which ultimately will result in the preparation of reliable financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system has inherent limitations - including the possibility of the overriding of controls - and therefore can provide only reasonable, not absolute, assurance with respect to financial statement preparation.

   The Company assessed its internal control system as of September 30, 1997 in relation to criteria for effective internal control over preparation of its published annual (and interim) financial statements described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commissions. Based on this assessment, the Company believes that, as of September 30, 1997, its system of internal controls over the preparation of its published annual (and interim) financial statements met these criteria. Deloitte & Touche LLP also reviewed and tested the effectiveness of these systems to the extent they deemed necessary to determine the extent of audit procedures needed in connection with their audit of the consolidated financial statements.

   The Audit Committee of the Board of Directors, which is composed of Directors who are not officers or employees of the Company, provides oversight to the financial reporting process. The independent auditors have unrestricted access to the Audit Committee.



/S/IAN J. MCCARTHY                              /S/DAVID S. WEISS
   Ian J. McCarthy                                 David S. Weiss
   President and Chief Executive Officer           Executive Vice President and
                                                   Chief Financial Officer


/S/JOHN SKELTON
   John Skelton
   Senior Vice President and Controller



SELECTED FINANCIAL DATA
                                                      Year Ended September 30,
(dollars in thousands except per share data)  1997      1996        1995       1994             1993
-----------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Total revenue                         $851,101       $866,627    $647,828    $536,526        $275,054
Writedown of inventory                $  6,326
Operating income                      $ 17,656(i)    $ 30,122    $ 18,629    $ 27,377        $ 19,959
Net income                            $ 11,189(i)    $ 18,266    $ 11,352    $ 16,468        $ 16,046(ii)
Net income per common share :
  Primary                             $   1.15(i)    $   2.20    $   1.23    $   1.76(iii)        n/m
  Fully-diluted                       $   1.15(i)    $   2.01    $   1.23    $   1.76(iii)        n/m
-----------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Cash                                  $  1,267       $ 12,942    $ 40,407    $ 35,980        $    819
Inventory                             $361,945       $320,969    $285,268    $253,356        $225,863
Total assets                          $399,595       $356,643    $345,240    $314,941        $245,349
Total debt                            $145,000       $115,000    $115,000    $115,000        $119,925
Stockholders' equity                  $179,286       $178,701    $164,544    $150,406        $ 95,595
-----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL FINANCIAL DATA:

EBIT (iv)                             $ 33,051(i)    $ 45,327    $ 32,188    $ 37,169        $ 22,713
EBITDA (iv)                           $ 35,272(i)    $ 46,855    $ 33,542    $ 38,384        $ 23,609
Interest incurred                     $ 16,159       $ 14,176    $ 14,737    $ 11,306        $  6,553
EBIT/interest incurred                   2.05x          3.20x       2.18x       3.29x           3.47x
EBITDA/interest incurred                 2.18x          3.31x       2.28x       3.40x           3.60x
-----------------------------------------------------------------------------------------------------------
FINANCIALS STATISTICS (v):

Total debt as a percentage of total
  debt and stockholders' equity           44.7%          39.2%       41.1%       43.3%           55.6%
Asset turnover                           2.25x          2.47x       1.96x       1.92x           1.77x
EBIT margin                                3.9%(i)        5.2%        5.0%        6.9%            8.3%
Return on average assets                   8.7%(i)       12.9%        9.8%       13.3%           14.6%
Return on average capital                 10.7%(i)       15.8%       11.8%       15.5%           16.6%
Return on average equity                   6.3%(i)       10.6%        7.2%       13.4%           20.8%
-----------------------------------------------------------------------------------------------------------


(i) Fiscal 1997 includes the effect of a $6,326 writedown to inventory in Nevada. Excluding the effect of the writedown, operating income, net income and net income per share for fiscal 1997 are $23,982, $15,079 and $1.70, respectively. Excluding the effect of the writedown, EBIT and EBITDA for fiscal 1997 are $39,377 and $41,598, respectively. Excluding the effect of the writedown, EBIT margin, return on assets, return on capital and return on equity for fiscal 1997 are 4.6%, 10.4%, 12.7% and 8.4%, respectively.

(ii) Net income for the year ended September 30, 1993 includes a benefit of $3,776 to reflect the cumulative effect of a change in accounting for income taxes for the adoption of SFAS No. 109.

(iii) Pro forma to give effect to the initial public offering and related transactions, as if such transactions were effected as of October 1, 1993.

(iv) EBIT and EBITDA: EBIT (earnings before interest and taxes) equals net income before (a) previously capitalized interest amortized to costs and expenses; (b) income taxes; and (c) cumulative effect of change in accounting principle. EBITDA (earnings before interest, taxes, depreciation, and amortization) is calculated by adding depreciation and amortization for the period to EBIT. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage, and liquidity. EBITDA is not intended to represent cash flows for the period nor has it been presented as an alternative to net income as an indicator of operating performance.

(v) Asset turnover = (total revenue divided by average total assets); EBIT margin = (EBIT divided by total revenues); Return on average assets = (EBIT divided by average total assets); Return on average capital = (EBIT divided by average total debt plus stockholders' equity); Return on average equity = (net income divided by average stockholders' equity).

n/m - not meaningful

1997 ANNUAL REPORT -- GOING PLACES

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations


                      OPERATING AND FINANCIAL DATA

     The following tables present certain operating and financial data for the periods discussed:



                                                 Year Ended September 30,
                                 1997              1996         1995    1994   1993
(dollars in thousands)      AMOUNT  % CHANGE  AMOUNT % CHANGE  AMOUNT  AMOUNT AMOUNT
----------------------------------------------------------------------------------------
NUMBER OF NEW ORDERS, NET
OF CANCELLATIONS(i):
Southeast Region:
Georgia                       165    (34.8)%   253     (18.4)%   310     274     301
North Carolina                608     (9.4)    671       1.5     661     545     502
South Carolina                393     29.7     303      30.0     233     248     169
Tennessee                     413     (9.6)    457     (14.9)    537     418     420
Florida                       390      7.1     364       6.4     342     241
----------------------------------------------------------------------------------------
Total Southeast             1,969     (3.9)  2,048      (1.7)  2,083   1,726   1,392
========================================================================================
Southwest Region:
Arizona                     1,264    (24.8)  1,681      23.3   1,363   1,146     660
California                  1,017      0.9   1,008      17.8     856     472     176
Nevada                        536     11.0     483       9.5     441     284     235
----------------------------------------------------------------------------------------
Total Southwest             2,817    (11.2)  3,172      19.2   2,660   1,902   1,071
========================================================================================
Central Region:
Texas                         765     90.8     401     309.2      98
Other Markets                                        n/m         n/m      48      80
----------------------------------------------------------------------------------------
Total                       5,551     (1.2)% 5,621      16.1%  4,841   3,676   2,543
========================================================================================
BACKLOG AT END OF PERIOD:

Southeast Region:
Georgia                        43    (17.3)%    52     (51.4)%   107      51      68
North Carolina                172    (10.4)    192     (11.9)    218     154     161
South Carolina                109      1.9     107      33.8      80      72      45
Tennessee                      81    (35.2)    125     (35.6)    194     128     163
Florida                       100     (3.8)    104      (4.6)    109      73
----------------------------------------------------------------------------------------
Total Southeast               505    (12.9)    580     (18.1)    708     478     437
========================================================================================
Southwest Region:
Arizona                       262    (36.7)    414      (9.2)    456     348     454
California                     78    (18.8)     96      (9.4)    106      88      72
Nevada                        139    (18.2)    170       6.3     160      70     151
----------------------------------------------------------------------------------------
Total Southwest               479    (29.6)    680      (5.8)    722     506     677
========================================================================================
Central Region:
Texas                         208     25.3     166     213.2      53
Other Markets                           n/m              n/m       1       3      74
----------------------------------------------------------------------------------------
Total                       1,192    (16.4)% 1,426      (3.9)% 1,484     987   1,188
========================================================================================


(i)  New orders for 1996, 1995, 1994 and 1993 do not include 256, 19, 49 and 376 homes in backlog, respectively, from acquired operations at the date of their acquisition.



                                                                       Year Ended September 30,
                                             1997                         1996                   1995           1994           1993
(dollars in thousands)                AMOUNT      % CHANGE         AMOUNT      % CHANGE         AMOUNT         AMOUNT         AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
SALES VALUE OF HOMES IN
BACKLOG AT END OF PERIOD:

Southeast region                   $  81,720         (16.7)%    $  98,092          (4.3)%    $ 102,511      $  70,129      $  55,765
Southwest region                      73,346         (15.2)        86,539         (14.6)       101,346         72,754         88,290
Central region                        35,373          36.0         26,006         219.8          8,133
Other markets                                          n/m                          n/m            173            515         10,577
------------------------------------------------------------------------------------------------------------------------------------
Total                              $ 190,439          (9.6)%    $ 210,637          (0.7)%    $ 212,163      $ 143,398      $ 154,632
====================================================================================================================================
NUMBER OF CLOSINGS:

Southeast Region:
Georgia                                  174         (43.5)%          308          21.3%           254            291            297
North Carolina                           628          (9.9)           697          16.8            597            552            460
South Carolina                           391          41.7            276          22.7            225            221            167
Tennessee                                457         (13.1)           526          11.7            471            453            388
Florida                                  394          (2.7)           405          32.4            306            217
------------------------------------------------------------------------------------------------------------------------------------
Total Southeast                        2,044          (7.6)         2,212          19.4          1,853          1,734          1,312
====================================================================================================================================
Southwest Region:
Arizona                                1,416         (23.5)         1,852          47.6          1,255          1,252            441
California                             1,035           1.7          1,018          21.5            838            456            195
Nevada                                   567          19.9            473          34.8            351            365            139
------------------------------------------------------------------------------------------------------------------------------------
Total Southwest                        3,018          (9.7)         3,343          36.8          2,444          2,073            775
====================================================================================================================================
Central Region:
Texas                                    723          90.8            379         492.2             64
Other Markets                                       (100.0)             1         (50.0)             2            119              6
------------------------------------------------------------------------------------------------------------------------------------
Total                                  5,785          (2.5)%        5,935          36.0%         4,363          3,926          2,093
====================================================================================================================================
REVENUES:

Southeast region                   $ 333,648           0.4%     $ 332,159          24.8%     $ 266,228      $ 223,967      $ 153,600
Southwest region                     404,760         (14.9)       475,662          28.4        370,369        294,467        120,601
Central region                       112,693          92.2         58,621         438.5         10,886
Other markets                                          n/m            185         (46.4)           345         18,092            853
------------------------------------------------------------------------------------------------------------------------------------
Total                              $ 851,101          (1.8)%    $ 866,627          33.8%     $ 647,828      $ 536,526      $ 275,054
====================================================================================================================================
AVERAGE SALES PRICE PER HOME CLOSED:
                                                                                                                           ---------
Southeast region                   $   163.2           8.7%     $   150.2           4.5%     $   143.7      $   129.2      $   117.1
Southwest region                       134.1          (5.8)         142.3          (6.1)         151.5          142.0          155.6
Central region                         155.9           0.7          154.7           (9.1)        170.1
Other markets                                          n/m          185.0            7.2         172.5          152.0          142.2
------------------------------------------------------------------------------------------------------------------------------------
Total                              $   147.1           0.8%     $   146.0          (1.7)%    $   148.5      $   136.7      $   131.4
====================================================================================================================================
NUMBER OF ACTIVE SUBDIVISIONS
AT YEAR END:

Southeast region                         104           5.1%            99          12.5%            88             82             94
Southwest region                          60          (3.2)            62          21.6             51             39             50
Central region                            33           6.5             31         210.0             10
Other markets                                          n/m                          n/m                             1              1
------------------------------------------------------------------------------------------------------------------------------------
Total                                    197           2.6%           192          28.9%           149            122            145
====================================================================================================================================

n/a - Not applicable
n/m - Percentage change not meaningful

1997 ANNUAL REPORT -- GOING PLACES

                                    OVERVIEW

   Beazer Homes designs, builds and sells single family homes in the Southeast, Southwest and Central regions of the United States. The Company's Southeast Region includes Georgia, North Carolina, South Carolina, Tennessee and Florida; its Southwest Region includes Arizona, California and Nevada and its Central Region includes Texas. The Company's other markets include a single project in New Jersey which was closed out during fiscal 1996. The Company intends, subject to market conditions, to expand in its current markets and to consider entering new markets through expansion from existing markets ("satellite expansion") or through acquisitions of established regional homebuilders.

   The Company's homes are designed to appeal primarily to entry-level and first time move-up homebuyers, and are generally offered for sale in advance of their construction. The majority of homes are sold pursuant to standard sales contracts entered into prior to commencement of construction. Once a contract has been signed, the Company classifies the transaction as a "new order." Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by such sales contracts are considered by the Company as its "backlog." The Company does not recognize revenue on homes in backlog until the sales are closed and the risk of ownership has been transferred to the buyer.

   During fiscal 1996 the Company began providing mortgage origination services for its local homebuilders through Beazer Mortgage Company ("Beazer Mortgage"). Beazer Mortgage originates mortgages principally for homebuyers of Beazer Homes. Beazer Mortgage does not hold or service the mortgages. Beazer Mortgage net operating results are included in costs of home construction of the homebuilding operations of the Company.

NEW ORDERS AND BACKLOG - The Company
experienced fewer new orders during the year ended September 30, 1997 than the year ended September 30, 1996. The principal reason for this decrease is a reduction in the number of active subdivisions in early fiscal 1997 in the Company's Arizona operations. Excluding the Company's Arizona operations, new orders increased by 347 homes in fiscal 1997. The principal increase was in the Company's Texas operations.

   The Company has historically experienced fluctuations in new order activity in periods of significant mortgage rate changes. Additional factors that impact the Company's new order trends include the ability to react to changing customer preferences through product mix and pricing, local economic conditions and product supply (as measured by the number of active subdivisions). The Company believes that during the year ended September 30, 1996, effective product mix and pricing, especially in the affordable first-time homebuyer market in Arizona, contributed to positive order growth in the Company's markets despite the increase in mortgage interest rates that began in January 1996 and continued for the remainder of the Company's fiscal year.

   Backlog levels correspond directly with the new order and closing trends experienced by the Company. Despite an accelerating new order trend late in the Company's 1997 fiscal year, increased closings during the fourth quarter contributed to lower backlog levels at September 30, 1997 compared to September 30, 1996.

   The comparison of active subdivision levels for the Company has been positive for each of the last two fiscal years. The increase in active subdivisions at September 30, 1997 compared to September 30, 1996 is the result of the Company acquiring favorable land positions and opening a number of new subdivisions during the last two quarters of fiscal 1997, replenishing subdivision levels depleted during the first six months of the fiscal year. In contrast, while the number of active subdivisions at September 30, 1996 is above that of September 30, 1995 many of the subdivisions were nearing close-out status and the number of active subdivisions declined by 30 in the first quarter of 1997.

SEASONALITY AND QUARTERLY VARIABILITY - The Company has historically experienced significant seasonality and quarter-to-quarter variability in homebuilding activity levels. The annual operating cycle generally reflects escalating new orders in the Company's second and third fiscal quarters. Since closings usually trail home sales by four to six months, closings typically are lowest in the first quarter of the fiscal year, and revenues from home closings usually peak in the third and fourth quarters of the fiscal year. The Company believes that this seasonality reflects the preference of homebuyers to shop for a new home in the spring, as well as the scheduling of construction to accommodate seasonal weather conditions. This trend, however, may be altered in periods of extreme fluctuations in economic conditions, such as interest rates and general confidence.

   The following table presents certain unaudited quarterly financial and operating data for the Company's last eight fiscal quarters. These historical results are not necessarily indicative of results to be expected for any future period.


                                                                 Quarter Ended

(dollars in thousands)       September 30,     June 30,   March 31,  December 31, September 30,   June 30,    March 31, December 31,
                                    1997         1997        1997           1996        1996         1996         1996        1995
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                    $316,647     $195,608     $177,762     $161,083     $294,828     $217,065     $196,505     $158,230
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------
NUMBER OF NEW ORDERS, NET:

Southeast                             472          555          573          369          445          550          617          436
Southwest                             750          789          733          545          646          837          995          694
Central                               167          250          228          120          134          119           94           54
Other markets
------------------------------------------------------------------------------------------------------------------------------------
Total                               1,389         1,594        1,534       1,034        1,225        1,506        1,706        1,184
====================================================================================================================================
NUMBER OF CLOSINGS:

Southeast                             716          493          457          378          709          554          483          466
Southwest                           1,140          651          627          600        1,044          868          836          595
Central                               274          171          143          135          202           74           46           57
Other markets                           1
------------------------------------------------------------------------------------------------------------------------------------
Total                               2,130        1,315        1,227        1,113        1,955        1,496        1,365        1,119
====================================================================================================================================


The Company's operations can be affected by inflation. All costs and expenses including land, raw materials, subcontracted labor and interest would increase in an inflationary period. The Company's margins could decrease unless the increased costs were recovered through higher sales prices.

1997 ANNUAL REPORT -- GOING PLACES

MANAGEMENT'S DISCUSSION
AND ANALYSIS

                              RESULTS OF OPERATIONS

   The following table shows certain items in the Company's statements of income expressed as a percentage of total revenue.

                                                    Year ended September 30,
                                                   1997        1996       1995
--------------------------------------------------------------------------------
Total revenue                                     100.0%      100.0%     100.0%
Costs and Expenses:
Costs of home construction and land sales         (84.7)      (84.5)     (85.2)
Amortization of previously capitalized interest    (1.7)       (1.7)      (2.0)
Selling, general and administrative expenses      (10.7)      (10.3)      (9.8)
Writedown of inventory                             (0.7)
 ................................................................................
Operating income                                    2.1%        3.5%       3.0%
================================================================================


REVENUES - The decrease in revenues for the year ended September 30, 1997 compared to the year ended September 30, 1996 is the result of a 3% decrease in the number of homes closed offset by a 1% increase in average sales price. The principal reason for the decrease in home closings was a decline in home closings in Arizona, the Company's largest market. This decrease is partially offset by the continued expansion of the Company's Texas operations. The slight increase in the average sales price is the result of the decrease in closings in Arizona where the average sales price is below the Company average.

     The increase in revenues for the year ended September 30, 1996 compared to the same period in 1995 is the result of a 36% increase in the number of homes closed and a 1.7% decrease in average sales price. The increase in home closings was experienced in all markets and is a result of the strong order growth early in fiscal 1996, and the expansion of the Texas operations entered initially via the acquisition of Bramalea Homes Texas ("Bramalea") in April 1995 and supplemented through the acquisition of Trendmaker Homes - Dallas in June 1996. The small decrease in average sales price is the result of shifting product mix in the Southeast region, an emphasis on the affordable product mix in the Southwest (especially in Arizona), and decreases in Texas as a result of the Company opening new, lower-priced subdivisions in Dallas.

COST OF HOME CONSTRUCTION AND LAND SALES - Cost of home construction and land sales ("COS") as a percentage of revenues increased for the year ended September 30, 1997 compared to 1996. The principal reason for the increase relates to issues in the Company's Nevada operations. For the fiscal year ended September 30, 1997, the COS as a percentage of revenues was 91.2% for the Nevada operations compared to 84.7% for the total Company. During fiscal 1997, the Company experienced development issues in two subdivisions in Nevada, resulting in a writedown to inventory (see "Writedown of inventory") and reduced margins in other subdivisions in Nevada. The Company has made management changes in its Nevada operations and has implemented additional controls around projects involving significant development expenditures. The Company believes the issues in Nevada have been resolved and anticipates recognizing improving gross margins as a percentage of revenues for the Nevada operations during fiscal 1998. COS as a percentage of revenues decreased for the year ended September 30, 1996 compared to 1995. The decrease is largely attributable to decreases in hard construction costs (material and labor), and an increase in deliveries from homes started subsequent to sale relative to fiscal 1995. Additionally, the Company's Arizona and Texas markets, which typically experience higher gross margins than the Company average, represent a greater percentage of total closings for the year.

WRITEDOWN OF INVENTORY - During the quarter ended March 31, 1997, the Company recorded a pre-tax charge of $6.3 million to write down two properties located in Nevada to their estimated fair market value (based on the sales prices of comparable projects). The two Nevada properties, Craig Ranch in North Las Vegas and Promontory in Reno, had incurred significant development costs that were not anticipated at the beginning of the project. As a result, the estimated future un-discounted cash flows of the projects were less than their respective book values at that time.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative ("SG&A") expenses increased as a percentage of revenues in each of the last two fiscal years. The increase in fiscal 1997 compared to fiscal 1996 is principally the result of increased sales and marketing expenses relating to the opening of new subdivisions within the Company's existing markets. The sales and marketing component of total SG&A as a percentage of revenues increased to 6.5% from 6.1% in fiscal 1996. The general and administrative component of total SG&A was 4.2% for both fiscal 1997 and 1996. The increase in SG&A as a percentage of revenues in fiscal 1996 compared to fiscal 1995 can be attributed primarily to certain consulting and start-up costs relating to various long-term initiatives the Company began in late fiscal 1996.

AMORTIZATION OF PREVIOUSLY CAPITALIZED INTEREST - The decrease in interest amortized to costs and expenses as a percentage of revenues for the year ended September 30, 1996 compared to the same period in 1995 is the result of a favorable interest rate environment and accelerated inventory turnover.

INCOME TAXES - The Company's effective income tax rate was 38.5%, 39.5% and 40.0% for 1997, 1996 and 1995, respectively. The decrease in 1997 and 1996 is principally the result of various tax savings strategies implemented during 1996.

EARNINGS PER SHARE - In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 establishes new standards for computing and presenting earnings per share ("EPS") information. The Company is required to adopt SFAS 128 during the first quarter of fiscal 1998. If the provisions of SFAS 128 had been used to calculate EPS for the years ended September 30, 1997, 1996 and 1995, basic EPS would have been $1.18, $2.24 and $1.26, respectively, and diluted EPS would have approximated reported fully-diluted EPS amounts.

                               FINANCIAL CONDITION AND LIQUIDITY

   At September 30, 1997 the Company had $1.3 million of cash and $30 million outstanding borrowings under its $200 million unsecured revolving credit facility. The Company fulfills its short-term cash requirements with cash generated from its operations and unused funds available from its unsecured revolving credit facility. Available borrowings under this credit agreement are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 1997 the Company had available additional borrowings of $65 million under the credit agreement.

   In October 1996, the Company entered into a $150 million unsecured, revolving credit agreement with a group of banks to replace a similar $80 million unsecured, revolving credit agreement the Company had utilized since January 1995. In July 1997, the Company amended

1997 ANNUAL REPORT -- GOING PLACES

MANAGEMENT'S DISCUSSION
AND ANALYSIS

the credit agreement to increase the available borrowings to $200 million, increase the number of participating banks from seven to eight, reduce the borrowing rates and increase the Company's flexibility under certain covenants.

   During fiscal 1996 the Company utilized borrowings under its credit agreement of $21.4 million for acquisitions. All such borrowings were repaid as of September 30, 1996.

   The Company has issued $115 million of Senior Notes which mature in March 2004. The Senior Notes bear interest at 9% payable semiannually. The Senior Note Indenture contains certain restrictive covenants, including limitations on payment of dividends. At September 30, 1997, under the most restrictive covenants, approximately $29.5 million of the Company's retained earnings was available for payment of cash dividends and for the acquisition by the Company of its common stock.

   All significant subsidiaries of Beazer Homes USA, Inc. are guarantors of the Senior Notes and are jointly and severally liable for the Company's obligations under the Senior Notes. Separate financial statements and other disclosures concerning each of the significant subsidiaries are not included, as the aggregate assets, liabilities, earnings and equity of the subsidiaries equal such amounts for the Company on a consolidated basis and separate subsidiary financial statements are not considered material to investors. The total assets, revenues and operating profit of the non-guarantor subsidiaries are in the aggregate immaterial to the Company on a consolidated basis. Neither the credit agreement nor the Senior Notes restrict distributions to Beazer Homes USA, Inc. by its subsidiaries.

   In June 1996, the Company's Board of Directors approved a stock repurchase plan authorizing the repurchase of up to 10% of the Company's then outstanding stock. Such repurchases, if completed, would be effected at various prices from time to time in the open market. The timing of the purchase and the exact number of shares will depend on market conditions. As of September 30, 1997 the Company had purchased 542,510 shares for an aggregate purchase price of approximately $7.3 million under this repurchase plan.

   The Company has utilized, and will continue to utilize, land options as a method of controlling and subsequently acquiring land. At September 30, 1997, the Company had 9,817 lots under option. At September 30, 1997, the Company had commitments with respect to option contracts with specific performance obligations of approximately $50.5 million. The Company expects to exercise all of its option contracts with specific performance obligations and, subject to market conditions, substantially all of its option contracts without specific performance obligations.

   Management believes that the Company's current borrowing capacity, cash on hand at September 30, 1997, and anticipated cash flows from operations is sufficient to meet liquidity needs for the foreseeable future. There can be no assurance, however, that amounts available in the future from the Company's sources of liquidity will be sufficient to meet the Company's future capital needs. The amount and types of indebtedness that the Company may incur may be limited by the terms of the Indenture governing its Senior Notes and its Credit Agreement. The Company continually evaluates expansion opportunities through acquisition of established regional homebuilders and such opportunities may require the Company to seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financing and/or securities offerings.

   In November 1997, the Company utilized approximately $16.7 million in borrowings under the Credit Agreement to acquire the assets of the Orlando, Florida homebuilding operations of Calton Homes.

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Beazer Homes USA, Inc.

   We have audited the accompanying consolidated balance sheets of Beazer Homes USA, Inc. as of September 30, 1997 and September 30, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of Beazer Homes USA, Inc. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements for the year ended September 30, 1995 were audited by other auditors, whose report dated October 27, 1995, expressed an unqualified opinion on those statements.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beazer Homes USA, Inc. at September 30, 1997 and September 30, 1996 and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




Atlanta, Georgia
October 30, 1997
(November 28, 1997 as to Note 13)

1997 ANNUAL REPORT -- GOING PLACES

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                   Year Ended
                                                                  September 30,

(dollars in thousands, except per share amounts)          1997         1996        1995
------------------------------------------------------------------------------------------
Total revenue                                       $  851,101   $  866,627   $  647,828

Costs and expenses
  Home construction and land sales                     720,992      732,395      552,204
  Amortization of previously capitalized interest       14,857       15,134       13,268
  Selling, general and administrative                   91,270       88,976       63,727
  Writedown of inventory                                 6,326
------------------------------------------------------------------------------------------
Operating income                                        17,656       30,122       18,629
Other income                                               538           71          291
------------------------------------------------------------------------------------------
Income before income taxes                              18,194       30,193       18,920
Provision for income taxes                               7,005       11,927        7,568
------------------------------------------------------------------------------------------
Net income                                          $   11,189   $   18,266   $   11,352
------------------------------------------------------------------------------------------
Preferred dividends                                 $    4,000   $    4,000   $      611
Net income applicable to common shareholders        $    7,189   $   14,266   $   10,741
------------------------------------------------------------------------------------------
Net income per common share
  Primary                                           $     1.15   $     2.20   $     1.23
  Fully-diluted                                     $     1.15   $     2.01   $     1.23
Weighted average number of shares
  Primary                                            6,274,250    6,475,167    8,716,965
  Fully-diluted                                      6,274,250    9,099,839    8,716,965


CONSOLIDATED BALANCE SHEETS

                                                    September 30,
(dollars in thousands)                            1997         1996
-----------------------------------------------------------------------------
ASSETS:

Cash and cash equivalents                    $   1,267    $  12,942
Accounts receivable                              7,114        6,473
Inventory                                      361,945      320,969
Deferred tax asset                               3,142        1,645
Property, plant and equipment, net              11,592        3,123
Goodwill, net                                    5,664        6,204
Other assets                                     8,871        5,287
-----------------------------------------------------------------------------
Total assets                                 $ 399,595    $ 356,643
=============================================================================
-----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

Liabilities:
Trade accounts payable                       $  44,443    $  31,431
Other liabilities                               30,866       31,511
Revolving credit facility                       30,000
Senior notes                                   115,000      115,000
-----------------------------------------------------------------------------
Total liabilities                              220,309      177,942
-----------------------------------------------------------------------------

Stockholders' equity:
Preferred  stock  (par  value
  $.01  per  share,
  5,000,000  shares  authorized,
  2,000,000 issued and outstanding,
  $50,000 aggregate
  liquidation preference)                           20           20
Common stock (par value $.01
  per share, 30,000,000 shares authorized,
  9,355,957 and 9,305,200 issued,
  6,064,180 and  6,530,933 outstanding)             93           93
Paid in capital                                187,798      187,477
Retained earnings                               44,802       37,613
Treasury stock, at cost
  (3,291,777 and 2,774,267 shares)             (51,983)     (45,056)
Unearned restricted stock                       (1,444)      (1,446)
-----------------------------------------------------------------------------
Total stockholders' equity                     179,286      178,701
-----------------------------------------------------------------------------
Total liabilities and stockholders' equity   $ 399,595    $ 356,643
=============================================================================



See Notes to Consolidated Financial Statements.

1997 ANNUAL REPORT -- GOING PLACES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                 UNEARNED
(dollars in thousands)                      PREFERRED       COMMON      PAID IN     RETAINED   RESTRICTED     TREASURY        TOTAL
                                                STOCK        STOCK      CAPITAL     EARNINGS        STOCK        STOCK
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1994                 $      92    $ 139,281    $  12,273    $  (1,240)                $ 150,406

       Purchase of treasury stock
         (2,749,267 shares)                                                                                  $ (44,707)     (44,707)
       Issuance of preferred stock
         (2,000,000 shares)                 $      20                    47,386                                              47,406
       Issuance of restricted stock
         (103,000 shares)                                        1        1,184                    (1,185)
       Cancellation of restricted stock
         (26,250 shares)                                                   (340)                      340
       Remeasurement of unearned
         restricted stock                                                   187                      (187)
       Amortization of unearned
         restricted stock                                                                             365                       365
       Preferred stock dividends paid                                                   (278)        (278)
------------------------------------------------------------------------------------------------------------------------------------
       Net income                                                                     11,352                                 11,352
------------------------------------------------------------------------------------------------------------------------------------
  BALANCE, SEPTEMBER 30, 1995                      20           93      187,698       23,347       (1,907)     (44,707)     164,544
       Purchase of treasury stock
         (25,000 shares)                                                                                          (349)        (349)
       Issuance of restricted stock
         (46,500 shares)                                                    482                      (482)
       Cancellation of restricted stock
         (38,417 shares)                                                   (458)                      458
       Remeasurement of unearned
         restricted stock                                                  (228)                      228
       Amortization of unearned
         restricted stock                                                                             257                       257
       Preferred stock dividends paid                                                 (4,000)                                (4,000)
       Other                                                                (17)                                                (17)
------------------------------------------------------------------------------------------------------------------------------------
       Net income                                                                     18,266                                 18,266
------------------------------------------------------------------------------------------------------------------------------------
  BALANCE, SEPTEMBER 30, 1996                      20           93      187,477       37,613       (1,446)     (45,056)     178,701

       Purchase of treasury stock
         (517,510 shares)                                                                                       (6,927)      (6,927)
       Issuance of restricted stock
         (50,757 shares)                                                    321                      (321)
       Amortization of unearned
         restricted stock                                                                             323                       323
       Preferred stock dividends paid                                                 (4,000)                                (4,000)
------------------------------------------------------------------------------------------------------------------------------------
       Net income                              11,189       11,189
------------------------------------------------------------------------------------------------------------------------------------
 BALANCE, SEPTEMBER 30, 1997                $      20    $      93    $ 187,798    $  44,802    $  (1,444)   $ (51,983)   $ 179,286
------------------------------------------------------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED
                                                                   SEPTEMBER 30,
(dollars in thousands)                                   1997          1996          1995
--------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                           $ 11,189      $ 18,266      $ 11,352

Adjustments to reconcile net income to net cash provided (used) by operating activities:

Depreciation and amortization                           2,221         1,528         1,354
  Provision for deferred income taxes                  (1,280)          588         1,111
  Writedown of inventory                                6,326

Changes in operating assets and liabilities, net of effects from acquisitions:

Increase in inventory                                 (47,302)      (11,603)      (28,674)
  (Decrease) increase in trade accounts payable        13,012        (9,024)        9,409
  Other                                                (4,633)          352        11,650
--------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities      (20,467)          107         6,202
--------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

 Capital expenditures                                  (9,445)       (1,866)         (540)
Acquisitions,  net of cash acquired                                 (21,357)       (3,656)
Net cash used by investing activities                  (9,445)      (23,223)       (4,196)
--------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

 Proceeds from preferred stock issuance                                            47,406
Net borrowings under revolving credit facility         30,000
Debt issuance costs                                      (836)
Cash dividends paid on preferred stock                 (4,000)       (4,000)         (278)
Share repurchases                                      (6,927)         (349)      (44,707)
--------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities       18,237        (4,349)        2,421
--------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents      (11,675)      (27,465)        4,427
Cash and cash equivalents at beginning of year         12,942        40,407        35,980
--------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $  1,267      $ 12,942      $ 40,407
============================================================================================
--------------------------------------------------------------------------------------------
SUPPLEMTAL CASH FLOW INFORMATION:

Interest  paid                                       $ 15,659      $ 13,885      $ 14,023
Income  taxes paid                                   $  5,399      $ 11,581      $  2,857



1997 ANNUAL REPORT -- GOING PLACES

               NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Beazer Homes USA, Inc. ("Beazer" or the "Company") designs, constructs, markets and sells single family homes in Arizona, California, Florida, Georgia, Nevada, North Carolina, South Carolina, Tennessee and Texas.

     In March 1994, the Company completed a concurrent initial public offering of common stock and issuance of Senior Notes ("IPO"). Prior to its IPO, the Company was an indirect wholly owned subsidiary of Hanson PLC ("Hanson"), a company registered in the United Kingdom. As a result of the IPO, Hanson's ownership interest in the Company was reduced to approximately 30%. During 1995, the Company repurchased the remaining 30% of the shares, which had been transferred to a former affiliate of Hanson.

BASIS OF PRESENTATION - The accompanying consolidated financial statements include the accounts of Beazer Homes USA, Inc. and its wholly owned subsidiaries. Intercompany balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers cash investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents as of September 30, 1997 and 1996 include $1.3 million and $1.4 million, respectively, of cash held in escrow for periods of up to three days.

INVENTORY - Inventory consists of residential real estate developments including interest, real estate taxes and development costs capitalized to land and construction costs during the development and construction period.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at cost. Depreciation is computed on a straight line basis at rates based on estimated useful lives as follows:

Building                                           15 years
 ...............................................................................
Machinery and equipment                        3 - 12 years
 ...............................................................................
Information systems                             3 - 5 years
 ...............................................................................
Furniture and fixtures                          3 - 5 years
 ...............................................................................

INCOME TAXES - Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

INCOME RECOGNITION AND CLASSIFICATION OF COSTS - Income from the sale of land and residential units is recognized when closings have occurred and the risk of ownership is transferred to the buyer. Sales commissions are included in selling, general and administrative expense.

MORTGAGE COMPANY OPERATIONS - Beazer Mortgage originates mortgages principally for homebuyers of Beazer Homes. Beazer Mortgage net operating results are included in costs of home construction in the accompanying consolidated statements of operations.

GOODWILL - Goodwill represents the excess of the purchase price over the fair value of assets acquired and is amortized over a 15-year period. Amortization expense was $541,000, $541,000, and $538,000, for the years ended September 30, 1997, 1996, and 1995, respectively. Accumulated amortization was $2,449,000 and $1,908,000 at September 30, 1997 and 1996,
respectively. In the event that facts and circumstances indicate that the carrying value of goodwill may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. Fair Value of Financial Instruments p The historical carrying amount of short-term financial instruments is a reasonable estimate of fair value. The fair value of the Senior Notes approximates their book value at September 30, 1997 and was approximately $104 million at September 30, 1996 based upon quoted market prices.

EARNINGS PER SHARE - The computation of primary earnings per common share is based upon the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the effect of common shares contingently issuable, primarily from stock options. Common share equivalents are computed using the treasury stock method.

   Fully diluted earnings per share in fiscal 1996 further assumes the conversion of 2,000,000 shares of Series A Cumulative Convertible Exchangeable Preferred Stock issued in August 1995 (see Note 10) into 2,624,672 shares of Common Stock. The conversion of the Preferred Stock into Common Stock is not included in fully diluted earnings per share for fiscal 1997 and fiscal 1995 since such conversion would be anti-dilutive.

   In February 1997, the Financial Accounting Standards Board issued Statement ("SFAS") No. 128, "Earnings per Share." SFAS 128 establishes new standards for computing and presenting earnings per share ("EPS"). The Company is required to adopt SFAS 128 during the first quarter of fiscal 1998. If the provisions of SFAS 128 had been used to calculate EPS for the years ended September 30, 1997, 1996 and 1995, basic EPS would have been $1.18, $2.24 and $1.26, respectively, and diluted EPS would have approximated reported fully-diluted EPS amounts.

WARRANTY COSTS - Estimated future home warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized. Such estimated warranty costs range from 0.5% to 1.0% of total revenue and, based upon experience, have been sufficient to cover costs incurred. Other Liabilities p Other liabilities includes home buyer deposits, land purchase obligations, accrued compensation and various other accrued expenses.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain items in prior period financial statements have been reclassified to conform to the current presentation.

1997 ANNUAL REPORT -- GOING PLACES

                           NOTE 2 - ACQUISITIONS

Since October 1, 1994 the Company has acquired substantially all of the assets or all of the outstanding capital stock of each of the following businesses:

                                         CONSIDERATION   ACQUISITION
COMPANY ACQUIRED                        (IN THOUSANDS)        DATE
 ..............................................................................
Trendmaker Homes - Dallas                 $22,000        June 1996
 ..............................................................................
Gulfcoast Homes                            3,200          May 1996
 ..............................................................................
Bramalea Homes Texas, Inc.                 3,100        April 1995
 ..............................................................................
Bauer & Barone, Inc.                         200      October 1994
 ..............................................................................

     Consideration includes cash paid plus certain borrowings assumed and repaid immediately subsequent to the acquisitions. These acquisitions have been recorded using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values as of the date of acquisitions. The operating results of the acquired businesses are included in the Company's consolidated statements of income from their respective dates of acquisition. The pro forma effect on the Company's operating results of acquired businesses prior to their acquisition date would not be significant.

                            NOTE 3 - INVENTORY

     Inventory at September 30 includes:

(in thousands)                                         1997         1996
------------------------------------------------------------------------------
Finished homes                                      $69,609      $64,709
Development projects in progress                    231,692      197,984
Unimproved land held for future development          34,792       34,040
Model homes                                          25,852       24,236
 ..............................................................................
                                                   $361,945     $320,969


   Development projects in progress consist principally of land, land improvement costs and, if applicable, construction costs for houses which are in various stages of development but not ready for sale. Certain of the finished homes in inventory are reserved by a deposit or sales contract.

   In March 1997, the Company recorded a pre-tax charge of $6.3 million to write down two properties located in Nevada to their estimated fair market value (based on the sales prices of comparable projects). The two Nevada properties, Craig Ranch in North Las Vegas and Promontory in Reno, had incurred significant development costs that were not anticipated at the beginning of the projects. As a result, the estimated future undiscounted cash flows of the projects at that time were less than their respective book values.

   Inventory located in California, the state with the Company's largest concentration of inventory, was $74.5 million and $72.5 million at September 30, 1997, and 1996, respectively.

   The Company acquires certain lots by means of option contracts. Option contracts generally require the payment of cash for the right to acquire lots during a specified period of time at a certain price. Under option contracts without specific performance obligations, the Company's liability is generally limited to forfeiture of the non-refundable deposits, which aggregated approximately $10.3 million at September 30, 1997 and 1996, and are included in development projects in process. Under option contracts, both with and without specific performance obligations, purchase of the properties is contingent upon satisfaction of certain requirements by the Company and the sellers. Below is a summary of amounts committed under all options at September 30, 1997:



(in thousands)                                AGGREGATE PURCHASE PRICE
------------------------------------------------------------------------------

Options with specific performance                 $50,465
Options without specific performance              139,419
 ..............................................................................
Total options                                    $189,884
==============================================================================

                                NOTE 4 - INTEREST

Information regarding interest is as follows:

  Year Ended September 30,
(in thousands)                         1997    1996    1995
------------------------------------------------------------------------------
DURING THE PERIOD:

Interest incurred                      $16,159      $  14,176      $ 14,737
Interest capitalized                   (16,159)       (14,176)      (14,737)
Previously capitalized interest
  amortized to cost of sales            14,857         15,134        13,268
 ..............................................................................
Total interest expensed in
  statements of operations             $14,857      $ 15,134       $ 13,268

==============================================================================
AT THE END OF THE PERIOD:

Capitalized interest in inventory      $ 6,855      $  5,553       $  6,511


                     NOTE 5 -P PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of :
                                                  September 30,
(in thousands)                                  1997        1996
------------------------------------------------------------------------------
Land and buildings                            $1,041     $  998
Leasehold improvements                           660        378
Machinery and equipment                        4,050      2,547
Information systems                            4,232        300
Furniture and fixtures                         6,517      3,074
 ..............................................................................
                                               16,500     7,297
Less accumulated depreciation                  4,908      4,174
 ..............................................................................
Property, plant and equipment, net           $11,592     $3,123
==============================================================================

1997 ANNUAL REPORT -- GOING PLACES

                       NOTE 6 - REVOLVING CREDIT FACILITY

   The Company maintains a revolving line of credit with a group of banks. The credit agreement at September 30, 1997 provides for up to $200 million of unsecured borrowings. Borrowings under the credit agreement generally bear interest payable monthly at a fluctuating rate based upon the corporate base rate of interest announced by the lead bank, the federal funds rate or LIBOR. All outstanding borrowings under the credit agreement are due in February 2001. The credit agreement contains various operating and financial covenants. Each of the Company's subsidiaries is a guarantor under the credit agreement.

   Available borrowings under the credit agreement are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 1997 the Company had $30 million in borrowings outstanding at an average interest rate of 7.0% and had available additional borrowings of $65 million under the credit agreement.

                               NOTE 7 - SENIOR NOTES

   The Company has $115 million of Senior Notes which mature in March 2004. Interest on the Senior Notes is payable semiannually at 9% annually. The Company may, at its option, redeem the Senior Notes in whole or in part at any time after February 1999, initially at 102.571% of the principal amount, declining to 100% of the principal amount after February 2001. The Senior Notes are unsecured and rank pari passu (except as to collateral) with, or senior in right of payment to, all other existing and future senior indebtedness of the Company. The Senior Notes are guaranteed by all of the subsidiaries of the Company.

   The Senior Note Indenture contains certain restrictive covenants, including limitations on payment of dividends. At September 30, 1997, under the most restrictive covenants, approximately $29.5 million of the Company's retained earnings was available for payment of cash dividends and for the acquisition by the Company of its common stock. In addition, the Senior Note Indenture provides that, in the event of defined changes in control, or if the consolidated tangible net worth of the Company falls below a specified level, or in certain circumstances upon sale of assets, the Company is required to offer to repurchase certain specified amounts of outstanding Senior Notes.

                              NOTE 8 - INCOME TAXES

The provision for income taxes consists of:

                                          Year Ended September 30,
(in thousands)                           1997       1996       1995
------------------------------------------------------------------------------
Current:

  Federal                              $7,507     $9,579     $5,231
  State                                   778      1,759      1,226

Deferred:                              (1,280)       588      1,111
 ..............................................................................
Total                                  $7,005    $11,927     $7,568
==============================================================================

   The provision for income taxes differs from the amount computed by applying the federal income tax statutory rate as follows:

                                                       Year Ended September 30,
(in thousands)                                        1997       1996      1995
--------------------------------------------------------------------------------
Income tax computed at statutory rate                6,368     10,568     6,622
State income taxes, net of federal benefit             506      1,143       784
Goodwill amortization                                  189        189       162
Other, net                                             (58)        27
 ................................................................................
Total                                               $7,005    $11,927    $7,568
================================================================================

   Deferred tax assets relate principally to differences between book and tax bases of inven-tory and certain accrued costs.


                                 NOTE 9 - LEASES

   The Company is obligated under various noncancelable operating leases for office facilities and equipment. Rental expense under these agreements amounted to approximately $2,258,000, $2,485,000 and $1,292,000 for the years ended September 30, 1997, 1996 and 1995, respectively. As of September 30, 1997, future minimum lease payments under noncancelable operating lease agreements are as follows:

Year Ending September 30,                      (in thousands)
------------------------------------------------------------------------------
1998                                                  $2,974
1999                                                   2,479
2000                                                   1,652
2001                                                     829
2002                                                     485
Thereafter                                               180
 ..............................................................................
Total                                                 $8,599
==============================================================================

   During the year ended September 30, 1995, the Company sold and leased back (for up to 33 months) model homes in Arizona, California and Nevada for approximately $15.0 million. The transactions were accounted for as a sale-leaseback and resulted in the recognition of a $350,000 gain in that year. Lease payments for these model homes aggregated $499,000, $1,536,000 and $914,000 for fiscal years 1997, 1996 and 1995, respectively.

1997 ANNUAL REPORT -- GOING PLACES

                         NOTE 10 - STOCKHOLDERS' EQUITY

PREFERRED STOCK - In August 1995, the Company sold 2,000,000 shares of its Series A Cumulative Convertible Exchangeable Preferred Stock (liquidation preference $25.00 per share). The Preferred Stock pays dividends quarterly at an annual rate of 8%, is convertible at the holder's option into the Company's Common Stock at a conversion price of $19.05 per Common Share and is exchangeable, at the Company's option, into 8% Convertible Subordinated Debentures due 2005. The net proceeds of approximately $48.1 million were used principally to repurchase shares of the Company's Common Stock formerly held by Hanson (See Note 1).

COMMON STOCK REPURCHASE PLAN - In June 1996, the Company's Board of Directors approved a stock repurchase plan authorizing the purchase of up to 10% of the Company's then outstanding common stock. Such repurchases, if completed, would be effected at various prices from time to time in the open market. As of September 30, 1997, the Company had purchased 542,510 shares for an aggregate purchase price of approximately $7.3 million under this repurchase plan.

SHAREHOLDER RIGHTS PLAN - In June 1996 the Company's Board of Directors adopted a Shareholder Rights Plan and distributed a dividend of one preferred share purchase right (a "Right") to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company. The Rights become exercisable in certain limited circumstances involving principally the acquisition of over 20% of the Company's outstanding common stock by any one individual or group. The Rights are initially exercisable at a price of $80.00 per one hundredth of a Preferred Share, subject to adjustment. Following certain other events after the Rights have become exercisable, each Right entitles its holder to purchase, at the Right's then-current exercise price, a number of shares of the Company's common stock having a market value of twice such price, or, in certain circumstances, securities of the acquirer, having a then-current market value of two times the exercise price of the right.

   The Rights are redeemable and may be amended at the Company's option before they become exercisable. Until a Right is exercised, the holder of a Right has no rights as a shareholder of the Company. The Rights expire in June 2006.


                   NOTE 11 - RETIREMENT AND INCENTIVE PLANS

401(k) RETIREMENT PLAN - The Company sponsors a 401(k) Retirement Savings and Investment Plan (the "Plan"). Substantially all employees are eligible for participation in the Plan after completing one year of service with the Company. Participants may defer and contribute to the Plan from 1% to 17% of their salary with certain limitations on highly compensated individuals. The Company matches 50% of the first 6% of the participant's contributions. The participant's contributions vest 100% immediately, while the Company's contributions vest after five years. The Company's total contributions for the years ended September 30, 1997, 1996 and 1995 were approximately $620,000, $587,000 and
$495,000, respectively.

RESTRICTED STOCK AWARDS - The Company has issued several restricted stock awards to officers and key employees under the 1994 Stock Incentive Plan (the "Stock Plan"). All restricted stock is awarded in the name of each participant, who have all the rights of other common stockholders subject to restrictions and forfeiture provisions. Accordingly, all restricted stock awards are considered outstanding shares.

   Stock awards are valued when granted and associated unearned compensation, if any, is amortized as expense over the vesting period of the awarded shares. Unearned compensation related to such awards is reflected as a reduction of stockholders' equity. Compensation expense recognized for such awards totals $323,000, $257,000 and $365,000 for the years ended September 30, 1997, 1996 and
1995 respectively.

   Activity relating to restricted stock awards is summarized as follows:

                                    Year Ended September 30,
                                        1997   1996    1995
--------------------------------------------------------------------------------
Restricted shares, beginning of period     179,833        171,750       95,000
Shares awarded                              50,757         46,500      103,000
Shares forfeited                                          (38,417)     (26,250)
 ................................................................................
Restricted shares, end of period           230,590        179,833      171,750
================================================================================

   Stock Option Awards p The Company has issued several stock option awards to officers and key employees under the 1994 Stock Incentive Plan and to non-employee directors under the Company's Non-Employee Director Stock Option Plan. Stock options are generally exercisable at the fair market value on the grant date and may be exercised between three to 10 years from the date such options were granted.

   Information regarding activity under the Company's stock option plans is summarized as follows:

                                                      NON-EMPLOYEE     WEIGHT
                                       1994 STOCK        DIRECTOR      AVERAGE
                                        INCENTIVE         STOCK       OPTION
PRICE
                                          PLAN          OPTION PLAN   PER SHARE
--------------------------------------------------------------------------------
SHARES UNDER OPTION:
September 30, 1994                         185,000            --         $17.50
Granted at $13.375 - $14.375               127,000        40,000         14.136
 ................................................................................
September 30, 1995                         312,000        40,000         15.901
Granted at $16.875 - $19.125 per share      24,000        18,000         17.721
Canceled at $16.875 - $17.50 per share     (48,000)                      16.094
 ................................................................................
September 30, 1996                         288,000        58,000         16.069
Granted at $20.0625 per share              210,500         4,000        20.0625
 ................................................................................
September 30, 1997                         498,500        62,000        $17.567
 ................................................................................


   At September 30, 1997 all options outstanding had an average remaining contractual life of 8.0 years. Also at that date 165,000 options were exercisable at $17.50 per share with a remaining average contractual life of 6.4 years.

   The Company applies Accounting Principle Board Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income

1997 ANNUAL REPORT -- GOING PLACES
and net earnings per share would have been reduced by $52,000 and $0.01, respectively in fiscal 1997. Fiscal 1996 net income and net earnings per share would not have changed under SFAS 123 as these awards were issued on the last day of the fiscal year.

   For purposes of such computations under SFAS 123, the per share weighted average fair value of stock options granted was estimated as $10.17 for options granted in fiscal 1997 and $9.09 for options granted in fiscal 1996 using the Black-Scholes option-pricing model with the following assumptions:

                                             1997        1996
-----------------------------------------------------------------------------
Expected volatility                           39.3%       42.4%
Expected dividend yield                       none        none
Risk-free interest rate                        6.1%        6.0%
Expected life of stock options (in years)      6.5         6.5

     As of September 30, 1997, the Company has reserved 759,546 shares of common stock for issuance under its various stock incentive plans and has 115,454 shares available for future grants.


                             NOTE 12 - CONTINGENCIES

   The Company had outstanding letters of credit and performance bonds of approximately $7.8 and $60.2 million, respectively, at September 30, 1997 related principally to its obligations to local governments to construct roads and other improvements in various developments. The Company does not believe that any such letters of credit or bonds are likely to be drawn upon.

   The Company is a defendant or plaintiff in various legal actions which have arisen in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.


                             NOTE 13 - SUBSEQUENT EVENTS

   Effective November 28, 1997 the Company acquired the assets of the Orlando, Florida operations of Calton Homes, for a purchase price, subject to financial adjustment and including the assumption of certain liabilities, of approximately $16.7 million.


                            QUARTERLY FINANCIAL DATA AND STOCK PRICE INFORMATION

SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                                               Quarter Ended
(in thousands, except per share data)    September 30      June 30      March 31     December 31

---------------------------------------------------------------------------------------------------
FISCAL 1997:
Total revenue                               $ 316,647    $ 195,608     $ 177,762       $ 161,083
 ...................................................................................................
Operating income (loss)                        12,147        5,438        (4,133)          4,199
Net income (loss)                               7,537        3,434        (2,460)          2,677
Net income (loss) per common share:
Primary                                     $    1.09    $    0.40     $   (0.54)      $    0.26
 ...................................................................................................
Fully-diluted                                    0.87         0.40         (0.54)           0.26
---------------------------------------------------------------------------------------------------
FISCAL 1996:
Total revenue                               $ 294,828    $ 217,065     $ 196,505       $ 158,230
 ...................................................................................................
Operating income                               11,228        7,979         6,084           4,833
Net income                                      6,888        4,817         3,663           2,900
Net income per common share:
Primary                                     $    0.91    $    0.59     $    0.41       $    0.29
 ...................................................................................................
Fully-diluted                                    0.76         0.53          0.40            0.29
---------------------------------------------------------------------------------------------------
FISCAL 1995:
Total revenue                               $ 270,604    $ 151,377     $ 123,544       $ 102,303
 ...................................................................................................
Operating income                               10,472        2,324         2,461           3,372
Net income                                      6,317        1,417         1,485           2,133
Net income per common share:
Primary                                     $    0.78    $    0.16     $    0.16       $    0.23
 ...................................................................................................
Fully-diluted                                    0.71          n/a           n/a             n/a



QUARTERLY STOCK PRICE INFORMATION:             HIGH              LOW
------------------------------------------------------------------------------
1997 PERIOD:
July 1, 1997 through September 30, 1997      $ 20 7/16         $ 16
 ..............................................................................
April 1, 1997 through June 30, 1997          $ 17 1/4          $ 12 3/4
January 1, 1997 through March 31, 1997       $ 18 1/2          $ 14 3/4
October 1, 1996 through December 31, 1996    $ 18 1/2          $ 13 3/4
------------------------------------------------------------------------------
1996 PERIOD:
July 1, 1996 through September 30, 1996      $ 16 3/4          $ 14
 ..............................................................................
April 1, 1996 through June 30, 1996          $ 18 3/8          $ 15 1/4
January 1, 1996 through March 31, 1996       $ 20 1/2          $ 16 1/4
October 1, 1995 through December 31, 1995    $ 20 5/8          $ 16 3/8


1997 ANNUAL REPORT -- GOING PLACES

             CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

   This report contains "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements include, among others, statements concerning the Company's outlook for fiscal 1998, overall and market-specific volume trends, pricing trends and forces in the industry, cost reduction strategies and their results, targeted goals for margins and returns, the Company's expectations as to funding its capital expenditures and operations during fiscal 1998, and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements.

   As described in this Annual Report, the Company has begun various initiatives designed to improve its operating profit margin. The most significant factors that could prevent the Company from achieving these goals and cause actual results to differ materially from those expressed in the forward-looking statements - include, but are not limited to, the following:

economic changes nationally or in one or more of the Company's local markets volatility of mortgage interest rates

increased competition in some of the Company's local markets increased prices for labor, land and raw materials used in the production of homes increased land development cost on projects under development any delays in reacting to changing consumer preferences in home design delays or difficulties in implementing the Company's initiatives to reduce the Company's production and overhead cost structure to a more competitive level.

                              OPERATING MANAGEMENT

                                                            YEARS IN    YEARS IN
NAME                     TITLE                           HOMEBUILDING     MARKET
--------------------------------------------------------------------------------
SOUTHEAST REGION

Florida

Sandra Panitz            President, Panitz Homes                      25     25
Randy Thibaut            President, Gulfcoast Homes                   14     14
Jeffrey D. Thorson       President, Tampa Division                    16      6
Don Knutson              President, Orlando Division                  11      4

Georgia

Scott A. Hoisington      President                                    13      2

North and South Carolina

Gary N. Baucom           Regional Manager and
                         President, Squires Homes                     26     26
North Carolina

Scott K. Thorson         President, Squires Homes - Charlotte         14      3
Robert J. Polanco        President, Squires Homes - Raleigh           20      5

South Carolina

Frank Finlaw             President, Squires Homes - Charleston        20      5
William J. Mazar         President, Squires Homes - Columbia          15      3
Jeffrey L. Kiefer        City Manager, Squires Homes - Myrtle Beach   10      4

Tennessee

H. Eddie Phillips        Regional Manager and
                         President, Phillips Builders                 30     30
Thomas O. Brooks         President, Phillips Builders - Knoxville     14     11
--------------------------------------------------------------------------------
SOUTWEST REGION

Arizona

Joseph C. Thompson       President                                    23     23

California

Anthony R. Tonso         President, Northern California Division      29      8
Gerald A. Gates          President, Southern California Division      25     10

Nevada

Warren D. Kiggins, Jr.   President                                    25      1
--------------------------------------------------------------------------------
CENTRAL REGION

Kurt S. Watzek           Regional Manager                             20     20

Texas

Randy Alford             President, Houston Division                  24     24
--------------------------------------------------------------------------------
AVERAGE EXPERIENCE OF OPERATING MANAGEMENT                            20     12


                              CORPORATE MANAGEMENT

Ian J. McCarthy
President and Chief Executive Officer

David S. Weiss
Executive Vice President and Chief Financial Officer

Michael H. Furlow
Executive Vice President, Operations

John Skelton
Senior Vice President, Operations and Controller

James A. Moore
Vice President
Process Redesign and Systems Advisory Committee Chairman

Peter H. Simons
Vice President, Corporate Development

Jennifer P. Jones
Vice President, Human Resources

Robert M. Kagenski
Vice President, Management Information Systems

David T. Root
Vice President, Operations

Michael T. Rand
Vice President, Operational and Accounting Controls


1997 ANNUAL REPORT -- GOING PLACES

                               BOARD OF DIRECTORS

BRIAN C. BEAZER
Non-Executive Chairman of the Board
Beazer Homes USA, Inc.

   Mr. Beazer has served as a non-executive Chairman since March 1994. He began work in the construction industry in the late 1950s. He served as Chief Executive Officer of Beazer PLC, from 1968 to 1991, and Chairman of that company from 1983 to 1991. Mr. Beazer is also a Director of Beazer Japan, Ltd., Seal Mint Ltd., Jade Holdings Pte Ltd., Jade Technologies Singapore Pte Ltd. and U.S. Industries, Inc.

THOMAS B. HOWARD, JR.
Former Chairman and Chief Executive Officer
Gifford-Hill & Company

   Mr. Howard has been Director of the Company since 1995. He served as the Chairman and Chief Executive Officer of Gifford-Hill & Company, a construction and aggregates company, from 1969 to 1989. Gifford-Hill & Co. was acquired by Beazer PLC in 1989 and Mr. Howard served as Chairman and Chief Executive Officer of the successor company until 1992. During the period 1957 to 1969, Mr. Howard held various positions with Vulcan Materials Company. Mr. Howard currently serves as a Director of Lennox International, Inc. and on the Board of Trustees of the Methodist Hospitals Foundation.

IAN J. MCCARTHY
President and Chief Executive Officer
Beazer Homes USA, Inc.

Mr. McCarthy has served as a Director and Chief Executive Officer since November 1993. Mr. McCarthy served as President of Beazer Homes, Inc. ("BHI") since October 1992 and as President of Beazer Homes Holdings, Inc. ("BHH") since April 1993. From January 1991 to October 1992, he served as Executive Vice President of BHI, responsible for all U.S. residential home building operations. During the period May 1981 to January 1991, Mr. McCarthy was employed in Hong Kong and Thailand as a Director of Beazer Far East, and from January 1980 to May 1981 was employed by Kier Limited, a company engaged in the U.K. construction industry.

GEORGE W. MEFFERD
Former Group Vice President
Fluor Corporation
Newport Beach, California

Mr. Mefferd has served as a Director since March 1994. In 1986, Mr. Mefferd served as Group Vice President and a Director of Fluor Corporation, an engineering and construction company. From 1974 to 1986, Mr. Mefferd held various positions with Fluor Corporation, an engineering and construction company, including Senior Vice President - Finance, Treasurer, Group Vice President and Chief Financial Officer.

D. E. MUNDELL
Chairman, ORIX USA Corporation
San Francisco, California

Mr. Mundell has served as a Director since March 1994. Mr. Mundell has served as Chairman of ORIX USA Corporation, a financial services company, since January 1991. During the period 1959 to 1990, Mr. Mundell held various positions within United States Leasing International, Inc., retiring as Chairman in 1990. He is also a Director of Varian Associates and Stockton Holding, Ltd.

LARRY T. SOLARI
Former President, Building Materials Group, Domtar, Inc.
Ann Arbor, Michigan

Mr. Solari has served as a Director since March 1994. He is the Chairman and CEOof Sequentia, Inc., Cleveland, OH. Mr. Solari was the President of the Building Materials Group of Domtar, Inc. He was the President of the Construction Products Group, Owens-Corning Fiberglass from 1986 to 1994. Mr. Solari is a Director of Pacific Coast Building Products, Inc., Sequentia, Inc. and Therma Tree, Inc. and he has been a Director of the Policy Advisory Board of the Harvard Joint Center for Housing Studies and an Advisory Board Member of the National Home Builders Association.

DAVID S. WEISS
Executive Vice President and Chief Financial Officer
Beazer Homes USA, Inc.

Mr. Weiss has served as a Director and as Executive Vice President and Chief Financial Officer since November 1993. Previously he was Assistant Corporate Controller of Hanson Industries from February 1993. He was Manager of Financial Reporting for Colgate - Palmolive Company from November 1991 to February 1993 and was with the firm Deloitte & Touche from 1982 to 1991 at which time he served as a Senior Audit Manager.

                                SHAREHOLDER INFORMATION


CORPORATE HEADQUARTERS
Beazer Homes USA, Inc.
5775 Peachtree Dunwoody Road
Suite C-550
Atlanta, GA 30342
Telephone: (404) 250-3420

GENERAL COUNSEL
Paul, Hastings, Janofsky & Walker LLP

INQUIRIES

Individuals seeking financial data should contact David S. Weiss, Executive Vice President and Chief Financial Officer or Scott M. McKelvey, Assistant Corporate Controller.

Others seeking information about the Company and its operations should contact Ian J. McCarthy, President and Chief Executive Officer.

FORM 10 - K

Copies of Beazer Homes USA, Inc.'s Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission will be furnished upon written request to David S. Weiss, Executive Vice President and Chief Financial Officer.

ANNUAL MEETING

The Annual Shareholders' meeting will be held at 9:00 am EST on February 5, 1998 at The Westin Atlanta North at Perimeter, 7 Concourse Parkway, Atlanta, Georgia 30328.

TRANSFER AGENT

First Chicago Trust Company of New York
525 Washington Boulevard
Suite 4694
Jersey City, NJ 07310

INDEPENDENT AUDITORS

Deloitte & Touche LLP

TRADING INFORMATION

Beazer Homes USA, Inc. lists its common shares on the New York Stock Exchange, reading under the symbol BZH, and its preferred shares under the symbol BZH.PrA. On December 2, 1997, the last reported sales price of Company's Common Stock on the New York Stock Exchange was $18.25.

OWNERSHIP

On December 2, 1997, Beazer Homes USA, Inc. had approximately 70 shareholders of record and 6,075,523 shares of Common Stock outstanding.

1997 ANNUAL REPORT -- GOING PLACES

 BEAZER
 HOMES


                                           Beazer Homes USA, Inc.
                                           5775 Peachtree Dunwoody Road
                                           Suite C-550
                                           Atlanta, GA 30342
                                           404.250.3420