Form 10-K, Exhibit 13
period 1998-09-30
BEAZER HOMES USA INC
filed 1998-12-24
CIK 915840

                                                               Exhibit 13

                                  BEAZER HOMES
                              1998 ANNUAL REPORT


                                   MAKING IT
                                    HAPPEN


                                 RECORD RESULTS
                     IN OUR FIFTH YEAR AS A PUBLIC COMPANY


                                GROWTH RE-IGNITED
                          IN 1998 WITH KEY ACQUISITIONS
                              AND INTERNAL EXPANSION


                              ROUNDTABLE DISCUSSION
                          WITH BEAZER HOMES MANAGEMENT

MAKING IT HAPPEN

Two years ago, Beazer Homes USA began implementing a number of plans to improve profitability. We consciously leveled off our growth and concentrated on four primary initiatives: A focus on beating our cost of capital and creating value. Opening mortgage origination operations. Increasing our use of design centers to improve margins. And implementing new information systems to improve operational efficiency. Our efforts have more than paid off. Fiscal 1998 was a record year for Beazer Homes, and we have entered a new stage of development, characterized by improved profitability and renewed growth. Beazer Homes is "Making It Happen."


1 COMPANY HIGHLIGHTS

2 DEAR SHEARHOLDERS

4 ROUNDTABLE DISCUSSION WITH
BEAZER HOMES MANAGEMENT

16 DIRECTORY OF HOMEBUILDERS

17 FINANCIAL REVIEW


46 NOTE REGARDING FORWARD-LOOKING STATEMENTS
47 OPERATING AND CORPORATE MANAGEMENT
48 BOARD OF DIRECTORS
49 SHAREHOLDER INFORMATION


                    BUSINESS  DESCRIPTION
                    BeazerHomes USA, Inc., headquartered in Atlanta, Georgia, is one of the nation's largest geographically diversified homebuilders. The Company currently has operations in 12 states: five in the Southeast, three in the Southwest, three in the Mid-Atlantic region and Texas. Beazer Homes focuses on building quality homes that provide value to entry-level and first-move-up home buyers. The Company has been doing business in the United States since 1985 and has been listed on the New York Stock Exchange since 1994. Its common stock is traded under the symbol "BZH."

CALIFORNIA

KEY TRENDS AND INITIATIVES
The California homebuilding market came roaring back in 1998. Prices and profit margins expanded by even more than the number of homes closed. The Beazer divisions in both southern (San Diego, Orange County, Riverside/San Bernadino, Ventura and Los Angeles areas) and northern (Sacramento) California took full advantage of the rebound of the California market to post records for volume and profitability in 1998.

MARKET POSITION
#2 in Sacramento
Top 10 in southern California


NEVADA

KEY TRENDS AND INITIATIVES
Gross margins improved dramatically in Nevada in 1998, as Beazer closed out older, less profitable subdivisions and concentrated on fewer communities and a lower level of investment. With Las Vegas likely near its peak of homebuilding activity, Beazer does not expect to expand significantly in this market in the short term.

MARKET POSITION
Top 15 in Las Vegas


ARIZONA

KEY TRENDS AND INITIATIVES
Phoenix continues to be Beazer's largest market, with 1,336 closings in 1998. Beazer has a strong focus on the affordable end of this market, although it also builds some move-up product there. Beazer is well positioned for future growth in Phoenix, with a low-cost land bank, equivalent to nearly three years of closings and a level of backlog up 82% as it enters fiscal 1999.

MARKET POSITION
#4 in Phoenix


TEXAS

KEY TRENDS AND INITIATIVES
Construction delays, caused by significant labor and raw materials shortages, resulted in a reduced number of closings in Beazer's Texas markets in 1998. Beazer enters 1999, however, with its backlog up over 50% in Texas. Texas' population is projected to have the second largest increase (after Florida) of any state over the next 10 years, fueled in great part by immigration.

MARKET POSITION
Top 15 in both Dallas and Houston


TENNESSEE
Key Trends and Initiatives
Through its Tennessee division, Phillips Builders, Beazer continues to hold the top spots in both Nashville and Knoxville, despite increased competition from national builders. Beazer continues to be very successful in the move-up and luxury segments while exploring more entry-level and first-time move-up opportunities for 1999.

MARKET POSITION
#1 in Knoxville
#1 in Nashville


FLORIDA

KEY TRENDS AND INITIATIVES
Strong prospects for increases in employment and population, fueled by immigration, makes Florida a significant growth opportunity for Beazer. With two acquisitions, Beazer has now become the fourth largest builder in the Orlando market. Beazer's Panitz Homes division continues to dominate the first and second move-up segments of the Jacksonville market. Beazer is also expanding its presence in Ft. Myers and Tampa and expects significant growth in these markets in 1999.

MARKET POSITION
#3 in Jacksonville
#4 in Orlando (combined Beazer and Snow Construction)
Top 10 in Ft. Myers


NORTH AND SOUTHCAROLINA

KEY TRENDS AND INITIATIVES
Through its Carolinas division, Squires Homes, Beazer continues to expand its presence in the Carolinas. In 1998, Beazer achieved growth in its well established markets of Charlotte, Raleigh and Charleston, while increasing its market share in the newer markets of Columbia and Myrtle Beach and closing homes for the first time in Greenville. Beazer expects that its strategy of "satellite" markets leveraging off of a central hub in Charlotte will help provide further profitable growth in the Carolinas.

MARKET POSITION
#1 in Charleston
#2 in Charlotte
#4 in Columbia
#2 in Raleigh
#5 in Myrtle Beach


GEORGIA

KEY TRENDS AND INITIATIVES
Despite being the largest homebuilding market in the United States, Atlanta is also among the most fragmented and competitive. Beazer scaled back in this market in 1998, reducing its number of active subdivisions and re-deploying capital to other markets. Having reduced its level of investment significantly, Beazer's Atlanta operation is now experiencing an improved return on capital from eight core subdivisions.

MARKET POSITION
Top 15 in Atlanta


MID-ATLANTIC (MARYLAND,
VIRGINIA AND NEW JERSEY)

KEY TRENDS AND INITIATIVES
In December 1998, Beazer completed its acquisition of Trafalgar House, with operations in Maryland, Virginia and New Jersey. Trafalgar House is the fourth largest builder in the Washington, D.C. metropolitan area, which is the third largest single family homebuilding market in the United States. With annual closings of over 1,000 homes and revenues of over $200 million, Trafalgar House is expected to contribute significantly to Beazer's growth in 1999.

MARKET POSITION
#4 in Washington, D.C. metropolitan area
Top 10 in central and southern New Jersey


NOTE: Market position represents a Company estimate based upon the most recent market data available. Market data consists of homes closed or sold.

COMPANY HIGHLIGHTS
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


FINANCIAL HIGHLIGHTS                               Year Ended September 30,
                                              ----------------------------------
                                                 1998       1997          1996
                                              ----------------------------------
STATEMENT OF OPERATIONS DATA
Homes closed ..............................      6,113      5,785         5,935
Total revenue .............................   $977,409   $852,110      $866,627
Earnings before interest and taxes ("EBIT")   $ 56,525   $ 33,051(i)   $ 45,327
Net income ................................   $ 23,201   $ 11,189(i)   $ 18,266
Net income per common share
  Basic ...................................   $   3.27   $   1.18(i)   $   2.24
  Diluted .................................   $   2.66   $   1.15(i)   $   2.01

BALANCE SHEET DATA AT YEAR END
Total assets ..............................   $525,591   $399,595      $356,643
Total debt ................................   $215,000   $145,000      $115,000
Stockholders' equity ......................   $199,224   $179,286      $178,701

RETURN DATA(ii)
Return on average assets ..................       12.2%       8.7%(i)      12.9%
Return on average capital .................       15.3%      10.7%(i)      15.8%
Return on average equity ..................       12.3%       6.3%(i)      10.6%


MAKET DATA                                   Year Ended September 30,
                             -----------------------------------------------------
                                                                        NUMBER OF
                                                        AVERAGE PRICE    ACTIVE
                                BACKLOG AT                 OF HOMES    SUBDIVISIONS
                                 YEAR END     CLOSINGS      CLOSED      AT YEAR END
                             ------------------------------------------------------
SELECTED INFORMATION BY STATE

Arizona ...............           478         1,336         $  127.6          32
California ............           182         1,154         $  173.4          18
Florida ...............           342           677         $  178.0          41
Georgia ...............            92           166         $  170.2           8
Nevada ................            83           491         $  161.3           9
North Carolina ........           226           777         $  141.8          25
South Carolina ........           182           445         $  121.6          16
Tennessee .............           154           428         $  196.0          23
Texas .................           318           639         $  171.0          31
                             ---------------------------------------------------
TOTAL .................         2,057         6,113         $  156.4         203
                             ---------------------------------------------------

(i) Fiscal 1997 results include the effect of a $6,326 writedown of inventory in Nevada. EBIT, net income and diluted net income per common share excluding the writedown would be $39,377, $15,079 and $1.70, respectively. Return on average assets, return on average capital and return on average equity excluding the writedown would be 10.4%, 12.7% and 8.4% respectively.

(ii) Return on average assets is defined as earnings before interest and taxes ("EBIT") divided by average total assets for the year. Return on average capital is defined as EBIT divided by average total debt plus stockholders' equity for the year. Return on average equity is defined as net income divided by average stockholders' equity.

                                                           BEAZER HOMES USA    1

DEAR SHAREHOLDERS,

WE ARE EXTREMELY PLEASED TO REPORT RECORD RESULTS IN OUR FIFTH FISCAL YEAR AS A PUBLIC COMPANY. BEAZER HOMES IS NOW IN A NEW STAGE OF ITS DEVELOPMENT A STAGE CHARACTERIZED BY IMPROVED PROFITABILITY AND RENEWED GROWTH.

This year's record results illustrate these trends:

IMPROVED PROFITABILITY
o EBIT up to 5.8% of revenues from 3.9%.
o Net income up 107% (54% compared to 1997 excluding writedown).
o EPS up 131% (56% compared to 1997 excluding writedown).
o Gross margin improved in each of the last six consecutive quarters.

RENEWED GROWTH
o Revenues up 15%.
o New orders up 24%.
o Backlog at year end up 73% in units and 82% in dollar value.
o Subsequent to year end completed Trafalgar House acquisition.

These results reflect the successful implementation of initiatives that we began two years ago. Now we are "Making It Happen."

CURRENT RESULTS REFLECT SUCCESS OF INITIATIVES STARTED IN 1996
Two years ago, we made a conscious decision to temporarily level off our growth and concentrate more heavily on improving our profitability. We committed to four key initiatives:
o renewing our focus on beating our cost of capital and creating value,
o opening mortgage origination operations at all locations,
o increasing our use of design centers to better serve home buyers and improve margins and
o implementing new information systems to assist in all these efforts.

We are proud to report on the success of all these efforts.  In fiscal 1998:
o our "Value Created" incentive compensation plan, implemented at the Corporate level in 1997, was extended throughout the Company,
o Beazer Mortgage originated mortgages for all Beazer divisions,
o we sold upgrades and options through 11 design centers and
o our Executive Information System was used by all key operating managers.

The successful implementation of these initiatives has produced six consecutive quarters of gross margin improvement, and we currently project future improvements in margins based on the profitability in our record backlog.

GROWTH IS RE-IGNITED
Having achieved the results that we strove for with our profitability initiatives, we have now re-ignited the growth that characterized our early years as a public company.

During fiscal 1998, we completed the acquisition of an Orlando homebuilder and added to that with another acquisition in Orlando subsequent to year end. We began our joint venture with the largest homebuilder in Mexico to build affordable housing in the United States. We also increased our number of active subdivisions during the year and our investment in our ongoing operations.

These moves, as well as a buoyant U.S. economy, contributed to a dramatic increase in our backlog at year end. This increased backlog gives us confidence of further growth in 1999.

Subsequent to 1998 year end, we acquired the U.S. homebuilding operations of Trafalgar House, in Virginia, Maryland and New Jersey. Through this acquisition we will become the fourth largest builder in the Washington, D.C. metropolitan area. We believe that this is an excellent acquisition that expands our presence into a new region and should be accretive to our shareholders in fiscal 1999.


2             BEAZER HOMES USA

[Photograph Page 3]

(l) BRIAN C. BEAZER
(r) IAN J. MCCARTHY

[Bar Charts Page 3]

        BACKLOG
(in millions of dollars)

98                   $347.3
97                   $212.2
96                   $210.6
95                   $190.4
94                   $143.4

"At September 30, 1998 the dollar
value of our backlog is up over 80%...

      GROSS MARGIN

2Q 97             14.3%
3Q 97             15.2%
4Q 97             15.8%
1Q 98             16.2%
2Q 98             16.3%
3Q 98             17.2%
4Q 98             17.7%

 ...and our gross margin, which has
increased for the last six consecutive
  quarters, continues to improve."


BEAZER ENDS YEAR IN STRONGEST FINANCIAL POSITION EVER
While achieving record results and growth, we nevertheless continued to follow our conservative financial policies. We ended fiscal 1998 with a very strong financial position and significant liquidity. This gave us the ability to complete the acquisition of Trafalgar House using funds under our bank revolving credit facility, while still maintaining a conservative capital structure.

As we ended fiscal 1998, capital markets were extremely volatile. While we believe strongly in the fundamental trends that will provide long-term growth in housing, we understand that short-term volatility will create challenges and opportunities. The acquisition of Trafalgar House was one such opportunity. We intend to continue to have the financial flexibility to address these challenges and to take advantage of future opportunities.

LOOKING FORWARD TO CONTINUING IMPROVED PERFORMANCE
The initiatives that we have implemented over the last two years have produced excellent results in 1998. We expect to improve on them in 1999. At September 30, 1998, the dollar value of our backlog is up over 80% and our gross margin, which has increased for the last six consecutive quarters, continues to improve.

While we benefited from a strong U.S. economy in 1998, we believe that successfully implementing our plans provided most of the impetus for improved profitability. We are extremely optimistic about our future. Our strong backlog and continued improving margins provide momentum for growth in earnings in 1999. Our strong financial position has given us the financial flexibility to take advantage of an attractive acquisition opportunity and will continue to serve us well in a period of economic volatility, should it materialize. Most importantly we have given an extremely strong and experienced management team the tools they need to manage our business prudently and profitably for future growth.

Following this letter is a roundtable discussion with Beazer management. In that section, our executive management team answers questions about our performance in 1998 and plans for the future.

We are proud of the success that we have achieved in 1998, and are particularly grateful to all of our employees who implemented our profitability initiatives. Our employees, subcontractors, suppliers, lenders and investors have collectively produced this year's results. Based on their efforts, we expect, absent significant adverse economic changes, to exceed 1998 record results in 1999.

Sincerely,



/S/BRIAN C. BEAZER
   Brian C. Beazer
   Non-Executive Chairman of the Board



/S/IAN J. MCCARTHY
   Ian J. McCarthy
   President and Chief Executive Officer

                                                   BEAZER HOMES USA            3

[Photographs Page 4]

Q&A  WITH IAN DAVID AND MIKE

ROUNDTABLE DISCUSSION WITH BEAZER HOMES MANAGEMENT

THE FOLLOWING IS A ROUNDTABLE DISCUSSION IN WHICH BEAZER'S EXECUTIVE MANAGEMENT ANSWER QUESTIONS ABOUT THE COMPANY AND THE HOMEBUILDING INDUSTRY. ANSWERING THE QUESTIONS WERE (LEFT TO RIGHT ABOVE) IAN MCCARTHY, PRESIDENT AND CHIEF EXECUTIVE OFFICER, DAVID WEISS, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, AND MICHAEL FURLOW, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER.

Q:  WHAT  FACTORS  HAVE   CONTRIBUTED  TO  BEAZER'S  RECENT  IMPROVED   EARNINGS
PERFORMANCE?

 A: IAN: We believe that the principal factor driving our improved earnings performance is the successful implementation of the profitability initiatives that we began two years ago - our Value Created Incentive Plan, the opening of design centers and mortgage origination operations and the integration of our information systems. Certainly we were also helped by a very strong economic environment; however, the majority of our 56% increase in earnings during the last year, from $1.70 per share (before writedown) to $2.66 per share, was from the initiatives that I just mentioned.


Q: DO YOU KNOW HOW MUCH OF THIS ADDITIONAL PROFIT CAME FROM EACH INITIATIVE?

 A: DAVID: Yes we do, although some are easier to quantify than others. Our EBIT [earnings before interest and taxes] margin increased 190 basis points from 3.9% in 1997 to 5.8% in 1998. Of this increase approximately 50 basis points came from our design centers and another 60 from our mortgage origination operations. Both would have been higher, except that many of the design centers and mortgage operations are new and were not open the entire year. The contribution from our Value Created Incentive Plan is more difficult to quantify; however, it was very positive.


WHAT WE PROMISE
"DURING THE COMING YEAR, WE WILL BEGIN TO IMPLEMENT A NUMBER OF PLANS TO IMPROVE PROFITABILITY."
                                                            - 1996 ANNUAL REPORT

MAKING IT HAPPEN
DURING 1997 WE STARTED OPENING DESIGN CENTERS AND MORTGAGE ORIGINATION OPERATIONS AND DESIGNED AN INCENTIVE PLAN BASED ON VALUE CREATED. IN 1998 DESIGN CENTERS WERE OPEN IN ALL MAJOR MARKETS, BEAZER MORTGAGE ORIGINATED MORTGAGES FOR THE MAJORITY OF OUR HOME BUYERS AND OUR VALUE CREATED INCENTIVE PLAN WAS IMPLEMENTED AT ALL OPERATIONS.


4             BEAZER HOMES USA

MIKE: I'd like to add that, while its impact may be difficult to measure, it's the Value Created incentive plan that will produce the largest continuing improvements in profitability in the future. Through this plan the concept of creating value has spread to every level in the organization.


Q:   HOW DOES THE VALUE CREATED INCENTIVE PLAN WORK?

A: DAVID: Well first let me define what we mean by Value Created. Value Created is the amount of profit over our cost of capital. In other words, it is the amount of profit that we earn after we have paid our banks and bondholders their interest and after we have provided our shareholders with the minimum profit that they require to continue investing in the Company. Only after we have earned this excess profit can we share it among our employees and our shareholders.

MIKE: That's a good technical definition. For our operating managers the plan simply means that they need to make more than a 14% return on all the money that Beazer has invested in their operations. In basic terms, they need to keep their profits up and their asset base down. The results of this can be seen in 1998 profits are up over 50%, while our total capital employed (debt plus equity) is up only 28%. Capital employed at year end also includes $68 million of cash on hand. Our operating managers improved profits while still freeing up capital.

DAVID: Bonuses under our incentive plan are a percentage of actual performance and are not based upon performance against a budget. This eliminates the negotiations that often characterize a budget process. Under the Value Created incentive plan, managers set aggressive targets so that we will allocate to their operation the amount of capital they need. The plan also encourages long-term thinking, since half of each year's potential bonus is put into a bank that may be paid out over three years. The banked bonus is always at risk and can be reduced by future negative performance. Finally, because bonuses are paid both on the absolute level of Value Created and on the improvement over the prior year, the plan encourages long-term, profitable growth.


[Photograph Page 5]

"IT'S THE VALUE CREATED
INCENTIVE PLAN THAT WILL
PRODUCE THE LARGEST
CONTINUING IMPROVE-
MENTS IN PROFITABILITY IN
THE FUTURE. THROUGH THIS
PLAN THE CONCEPT OF
CREATING VALUE HAS
SPREAD TO EVERY LEVEL IN
THE ORGANIZATION."


                                                     BEAZER HOMES USA          5

[Photograph Page 6]

Q:   WHAT FINANCIAL MEASURES DOES BEAZER USE TO EVALUATE ITS PERFORMANCE AND HOW
 ARE THEY RELATED TO THE VALUE CREATED INCENTIVE PLAN?

A: IAN: Our principal measure is return on capital. We concentrate on the combination of asset turnover and profit margin to yield a superior return on capital. We seek to maintain an above average level of asset turnover by controlling our investment in land. We control approximately a three-year supply of lots, but own only half of those. The other half we control through options.

Our land policy generates a higher level of asset turnover, but at slightly lower margins than if we invested in long-term land. The end result, however, is a higher return on capital with considerably less risk. Our return on capital has increased dramatically this year as we have continued to maintain a conservative land policy and a high level of asset turnover, even as we have focused on improving our profit margin.

DAVID: As Ian points out, we don't feel that profit margin is the most important measure of a homebuilder's success. We believe it's return on capital. Our performance in this area must exceed our cost of capital if we are to create value for our shareholders. Internally we use a weighted average, pre-tax, cost of capital of 14% as part of our Value Created incentive plan. For fiscal 1998 our overall return on average capital employed was 15% - in excess of our internal gauge. We expect to continue to improve on this performance.

Breaking return on capital down into its components, we have a short-term target of improving our annual EBIT margin to 6.5% while continuing to maintain in excess of 2.7 times capital turnover. If we achieve both of these in 1999, we will improve on both the return on overall capital and the return on equity that we achieved in 1998.


Q:   DOES THE VALUE CREATED PLAN MAKE A DIFFERENCE IN OPERATING DECISIONS?

 A: MIKE: It certainly does. Let me give you an example: In making the decision whether or not to start a home before it is sold, a manager realizes that for every additional dollar spent he or she needs to make not just additional profit, but enough profit to cover a 14% charge on the amount invested. Choosing which house plan to put on which lot rather than letting the home buyer make these choices, however, makes it more difficult to achieve a maximum profit margin on the home. Under an incentive plan based on a short-term profit budget, this could be overridden by the fact that starting the home increases the likelihood of selling it

6             BEAZER HOMES USA

[Photograph Page 7]
"WE BELIEVE [THE RESURGENCE OF CALIFORNIA'S ECONOMY] WILL CONTINUE FOR SOME TIME AND WE ARE ALL WELL POSITIONED TO TAKE ADVANTAGE OF IT, WITH A FULL THREE-YEAR SUPPLY OF LOTS UNDER CONTROL IN SOUTHERN CALIFORNIA."

this year. The Value Created plan makes you think twice about investing money in starting unsold homes. This has contributed to an over 50% reduction in our number of unsold finished homes, from 2.2 per community at September 30, 1997 to
1.0 at September 30, 1998.


Q: MANY REGARD HOMEBUILDING AS A MATURE INDUSTRY. DO YOU AGREE WITH THIS ASSESSMENT?

A: IAN: No, I don't. Long-term growth in homebuilding is tied closely to population growth. The U.S. Census Bureau projects that the population of the United States will increase by over 40 million people over the next 20 years. Much of this increase, over 800,000 per year, is projected to come from immigration. People who immigrate to the United States have a strong desire to own their own home and their homeownership rate increases dramatically with the length of their stay in the U.S. The housing boom of the 1990s has been fueled in great part by population growth through immigration and the growth of minorities.

According to a report on "The State of the Nation's Housing" published by the Joint Center for Housing Studies at Harvard University in 1998, "minorities contributed 42 percent of the growth in homeowners between 1994 and 1997." Our joint venture with Corporacion GEO is intended to address this significant trend.


Q:   HOW IS BEAZER'S VENTURE WITH CORPORACION GEO INTENDED TO WORK AND WHAT ARE
 YOUR EXPECTATIONS FOR IT?

 A: IAN: Our joint venture with Corporacion Geo is expected to build homes initially priced from under $40,000 to $55,000. The construction techniques


WHAT WE PROMISE
"OVERALL WE MAINTAIN A TWO- TO THREE-YEAR SUPPLY OF LOTS UNDER CONTROL, WITH UNDER TWO YEARS OWNED."
                                                            - 1995 ANNUAL REPORT

MAKING IT HAPPEN
AT THE END OF EACH OF ITS FIVE FISCAL YEARS AS A PUBLIC COMPANY, BEAZER HAS CONTROLLED UNDER A THREE-YEAR SUPPLY OF LOTS. AT SEPTEMBER 30, 1998 WE CONTROLLED OVER 18,500 LOTS, A 3.0 YEAR SUPPLY (BASED UPON 1998 HOMES CLOSED), WITH 45% (A 1.4 YEAR SUPPLY) OWNED AND THE REST UNDER OPTION.


                                                   BEAZER HOMES USA            7
and community designs will be based on those which GEO has been using very successfully and profitably in Mexico for over 20 years. GEO is the largest builder of affordable housing in the Americas.

The venture, which markets under the name Premier Communities, recently opened its first community in El Paso, Texas. After proving its success in El Paso, the venture is expected to expand rapidly to other markets. Markets that we are currently considering are Phoenix, Houston, South Florida and Puerto Rico.

We have very ambitious plans for Premier Communities. We believe that it will tap into a large, under-served and growing segment of the market, the Hispanic community. The U.S. Census Bureau projects that by the year 2005, Hispanics will be the largest minority group in the U.S. and that by the year 2015, the number of Hispanics in the U.S. will exceed the total of all people over age 65. While many homebuilders have been concentrating on the aging population, this group, which is expected to be larger, has been nearly ignored.

The venture is owned 60% by GEO and 40% by Beazer. It receives land acquisition and construction funding from Fannie Mae's Housing Impact Fund at very attractive rates and our qualifying home buyers will receive down payment assistance from the Texas State Affordable Housing Corporation, backed by the U.S. Department of Housing and Urban Development. We believe that it represents a unique private venture in which U.S. and Mexican companies are sharing ideas and expertise to address a very serious issue in the U.S. - the lack of affordable housing for a growing population. We are extremely excited about it.


[Photograph Page 8]
"THERE  WILL  ALWAYS BE A
DEMAND FOR  HOUSING
THROUGHOUT  THE  ECONOMIC
CYCLE, ESPECIALLY IN THE
ENTRY-LEVEL SEGMENT."


8             BEAZER HOMES USA

[Bar Chart Page 9]

TOTAL PROJECTED U.S. POPULATION(i)
          (in millions)

2000                      274.6
2005                      286.0
2010                      297.7
2015                      310.1

(i) U.S. CENSUS BUREAU FIGURES

OVER THE LONG-TERM, HOUSING GROWTH
WILL BE DRIVEN BY POPULATION GROWTH...


   PROJECTED POPULATION GROWTH
          1995-2025(i)

 1 California1         7,696,000
 2 Texas               8,459,000
 3 Florida             6,544,000
 4 Georgia             2,699,000
 5 Washington          2,377,000
 6 Arizona             2,195,000
 7 North Carolina      2,154,000
 8 Virginia            1,848,000
 9 New York            1,694,000
10 New Jersey          1,613,000
11 Illinois            1,610,000
12 Colorado            1,442,000
13 Tennessee           1,409,000
14 Maryland            1,232,000
15 Oregon              1,209,000
16 South Carolina        972,000

  (i) U.S. CENSUS BUREAU FIGURES

 ...AND BEAZER IS WELL POSITIONED, WITH
 OPERATIONS IN 11 OF THE 16 LARGEST
          GROWTH STATES.


Q: HOW DOES BEAZER CHOOSE ITS MARKETS AND WHAT POSITION DOES IT TRY TO MAINTAIN IN THEM?

A: IAN: We absolutely want to be in growth markets - that is, markets with positive prospects for long-term population and employment growth. If you have population and employment growth, you will have a strong housing market. Of the twelve states in which we are now doing business, eleven of them are among the top states for population growth from 1995 to 2025, as projected by the U.S. Census Bureau. This is based on the absolute level of population growth and not just percentages, since we want to be doing business in large markets.

MIKE: To expand on Ian's comments, we also intend to be among the top five players in all of the markets that we serve. We believe that you need to be a major player to get the best land deals offered to you and to get the best subcontractors to steadily work for you. You do not have to be number one, but you need to have a major presence. That is one of the reasons why we are so proud of our two acquisitions in Orlando this past year, Calton Homes and Snow Construction. Through these two acquisitions, we have gone from not being in Orlando at all to being the number four builder in that market.

IAN: We also like to have a major presence in the first-time buyer and first move-up segments of most of our markets. We are not, however, exclusively in the entry-level segment. In some markets, where this segment is particularly competitive, we target other market niches. In Jacksonville, for example, we market to the first and second move-up and the move-down segments. We believe, however, that the entry-level buyer is the most stable segment of the housing market. New families and households will always need homes, whereas the decision to purchase a luxury home is more discretionary.


[Logo]
PREMIER COMMUNITIES
JOINT VENTURE POSITIONS BEAZER IN GROWING AFFORDABLE-HOUSING MARKET.

In December 1997, Beazer formed a joint venture with Corporacion GEO, the largest homebuilder in Mexico, to build affordable housing in the United States targeted at the growing Hispanic market.

At the ground breaking of Premier Communities' first development, Oasis Ranch in El Paso, Miguel Gomez-Mont, GEO's Chief Executive Officer, said, "WE ARE EXTREMELY PROUD THAT WE ARE JOINING FORCES WITH BEAZER TO ADDRESS THE VERY SERIOUS ISSUE OF AFFORDABLE HOUSING IN THE UNITED STATES. THROUGH THIS VENTURE WE BELIEVE WE WILL DO NOTHING LESS THAN REVOLUTIONIZE THE U.S. HOMEBUILDING INDUSTRY."


                                                   BEAZER HOMES USA            9

Q:   WHAT ARE THE MOST SIGNIFICANT REGIONAL GROWTH PATTERNS AFFECTING BEAZER?

A: IAN: The most significant is the resurgence of California. After a downturn in the late 1980s, California's economy experienced minimal growth from 1991 to 1996. Now it has begun to grow dramatically, releasing a huge pent-up demand for housing with corresponding increased pricing. We believe this trend will continue for some time and we are well positioned to take advantage of it, with a full three-year supply of lots under control in southern California.

MIKE: We also see future strong growth in Texas and Florida. Although Texas was affected this year by construction delays, caused both by unusually hot and wet weather and by a shortage of both building materials and skilled tradespeople, we forecast strong growth in Texas in 1999. Florida, as an immigration point into the United States, continues to grow at a dramatic pace, and we expect our operations there to grow significantly along with the increasing demand.

No region in which we operate was particularly slow during the year, although we did reduce our levels of investment in Las Vegas and Atlanta, two very competitive markets. We have used the capital taken out of these two markets to help fund our expansion in the growing markets in California, Florida and Texas.

DAVID: Mike points out one of the great advantages of being a geographically diversified homebuilder. We can adapt by changing our level of investment in our various markets. During 1998, no one market accounted for more than 18% of our consolidated revenues. With the addition of Trafalgar House, we will be even more diversified. We expect that no individual market will comprise more than 13% of our consolidated revenues in 1999.


Q:   WHY SHOULD AN INVESTOR INVEST IN A CYCLICAL INDUSTRY LIKE HOMEBUILDING?

A: IAN: In my opinion, there are two principal reasons. The first is the long-term growth factor which I mentioned before, population growth fueled by immigration and growth of minority markets. Over the long term this will create strong demand for new housing.

The second reason is more specific to Beazer. There will always be a demand for housing throughout the economic cycle, especially in the entry-level segment. Companies with a strong financial position can take advantage of their superior position to grow - both through timely, opportunistic purchases of land and through acquisitions. The homebuilding industry is consolidating and we believe that this will accelerate in a downturn. We have a track record of successfully integrating acquisitions into our company and we intend to have the financial flexibility to take advantage of that strength.

Expansion through acquisition has always been a part of our strategy and we have timed our acquisitions to act counter-cyclically - taking advantage of the cycles to extract value. Our 1993 acquisition of Watt Housing, a significant builder in southern California, Phoenix and Las Vegas, was a great example of that. In 1993, California was at the depth of a housing recession. We bought that business at a significant discount, just as we did in Texas in 1995 with our acquisition of Bramalea and have now done with Trafalgar House. Since 1993, the growth of our acquired operations has been dramatic. Improved profitability from being integrated into Beazer's systems has made the earnings growth at these operations even more significant. We expect the same to be true of Trafalgar.


Q:   HOW DOES THE TRAFALGAR HOUSE ACQUISITION FIT INTO BEAZER'S STRATEGY?

A: IAN: It fits perfectly into our strategy of being a major player in a significant growth market. Through this acquisition we will become the fourth largest builder in the Washington, D.C. metropolitan area. This is one of the reasons we like to expand to new markets through acquisition. We immediately get a significant presence with an experienced management team.



WHAT WE PROMISE
"PRUDENT FINANCIAL MANAGEMENT IS THE BACKBONE OF OUR OPERATIONS AND WILL CONTINUE TO SUCCESSFULLY LEAD BEAZER HOMES THROUGH THE CYCLICALITY OF OUR INDUSTRY."
                                                            - 1994 ANNUAL REPORT

MAKING IT HAPPEN
IN 1998 WE ENDED THE YEAR WITH A NET DEBT TO TOTAL CAPITALIZATION LEVEL OF 43%, THE SAME CONSERVATIVE LEVEL AS IN MARCH 1994 WHEN WE WENT PUBLIC.


10             BEAZER HOMES USA

[Photographs Page 11]
"DURING THE YEAR ENDED SEPTEMBER 30, 1998, BEAZER REDUCED ITS NUMBER OF UNSOLD, FINISHED HOMES BY MORE THAN 50%, FROM 2.2 TO 1.0 PER ACTIVE SUBDIVISION."


DAVID: The Trafalgar House acquisition also absolutely fits into our strategy of being an opportunistic acquirer of businesses. Over recent years, our acquisition activity had been relatively limited. We believed that acquisition prices were too expensive. Now, with volatility in international capital markets and a bit of a capital crunch in the United States, we are seeing more opportunities. Trafalgar House is one such opportunity. Trafalgar's parent company, the Norwegian construction company, Kvaerner, needed to dispose of some of its businesses to repay debt and sought to divest of its U.S. homebuilding operations. We paid approximately $90 million for Trafalgar, less than 50% of its annual historical revenues and a significant discount to its book value. This is exactly the type of opportunistic acquisition of a quality company that we seek to complete.


Q: HOW DOES THE TRAFALGAR HOUSE ACQUISITION AFFECT BEAZER'S FINANCIAL POSITION?

A: DAVID: We were and will continue to be in a very strong financial position, both before and after the acquisition. At September 30, 1998, before the acquisition, we had no borrowings outstanding under our $200 million revolving credit facility and $68 million of cash on hand. After the acquisition our debt to total capitalization will still be in the conservative mid 50% range - much lower than the average builder. We will continue to maintain significant liquidity and a conservative financial position.


Q: WHAT IS THE MOST SIGNIFICANT CHALLENGE IN THE HOMEBUILDING INDUSTRY TODAY AND WHAT IS BEAZER DOING TO ADDRESS IT?

A: IAN: The most significant challenge to homebuilders is a lack of an adequate skilled workforce in the industry. It is becoming increasingly difficult to get


"VALUE CREATED" AFFECTS OPERATING DECISIONS

The impact of Beazer's Value Created Incentive Plan on operating decision making is reflected in an increase in "presales" (homes sold before commencement of construction) at Beazer Homes. This resulted in a corresponding reduction of the number of unsold homes under construction between 1997 and 1998.

The Value Created Incentive Plan creates an acute awareness of the cost of capital. As a result managers try to reduce the capital employed in the business while improving its profitability. Reducing the dollars invested in unsold homes (speculative inventory or "spec" as it is sometimes referred to) is one of the most dramatic ways to reduce capital employed.

During the year ended September 30, 1998, Beazer reduced its number of unsold, finished homes by more than 50%, from 2.2 to 1.0 per active subdivision.


                                                  BEAZER HOMES USA            11

[Photographs Page 12]
ED SNIDER CONDUCTS "BOOT
CAMPS" TO TRAIN NEW CON-
STRUCTION SUPERINTENDENTS.


                           BEAZER "BOOT CAMPS" PROVIDE
                                        TOP-QUALITY TRAINING FOR SUPERINTENDENTS

                    One of the biggest challenges in the homebuilding industry is the lack of trained construction professionals. To address this issue, Beazer conducts construction training programs, referred to as "Boot Camps," for new construction superintendents. Classes are given by experienced personnel like Ed Snider.

                    In addition to having over 20 years of experience in homebuilding construction, Ed also runs the in-house insurance company that insures Beazer's 10-year structural warranty on its homes. Beazer was the first major U.S. homebuilder to have a captive insurance company approved by the state of Vermont to insure its warranty obligations.

skilled tradespeople in home construction. We are addressing this issue through training and attempting to retain the best of our people. Mike is heavily involved in these two efforts.

MIKE: That's right. One of my major objectives since joining Beazer has been to spread the knowledge base of our top operating management to employees throughout the Company. Our top managers have an average of over 20 years experience in homebuilding, the bulk of it in their local markets. To share that knowledge base, we have established a training council to develop functional training programs in all major areas of the business. Our top construction managers, for instance, conduct training programs, which we refer to as "Boot Camps," to train our newer employees.

We also have pushed down the Value Created incentive plan to the majority of our employees, including the construction managers. This reinforces the entrepreneurial spirit of our company and helps employees share in the profits that they create. Over the long term, I believe that this will be a significant factor in our ability to retain the best people.

IAN: I would add that another challenge facing homebuilders is the increasing difficulty and delay in getting zoning. Growth restrictions are also making land more difficult to entitle and develop. In the short term, this will benefit builders with an adequate supply of entitled lots, like Beazer. Over the long term, however, it will increase the cost of housing to the consumer.


Q: BEAZER HAS ALWAYS DESCRIBED ITSELF AS A VERY DECENTRALIZED COMPANY. HAS THAT CHANGED?

A: IAN: No, it has not changed. The vast majority of our operating decisions are still made in the field by operating managers who are very experienced in their local markets. Our basic approach, which we described in 1994 as our "Formula For Success," remains intact - decentralized operations combined with strong centralized financial controls.

We have, however, added certain controls and strengthened the oversight function at the Corporate office. Adding two highly experienced homebuilding executives, Cory Boydston, our Vice President of Administration and Treasurer, and Mike, has helped us do this.

MIKE: Thanks. Following up on our "Formula for Success," one of the key areas where there is a balance between decentralized operations and centralized controls is in land purchasing. While our operating managers in the field identify, research and negotiate land purchases, every proposed purchase is reviewed by a Land Committee, on which both Ian and I serve. In addition to evaluating the merits of each land purchase, this committee also sees how it fits into our overall strategy and land position. Further, any land purchase involving significant development costs is reviewed by an independent engineering consulting firm as a "second opinion."

Land purchasing is one of the most important decisions in homebuilding. Accordingly, we regard it as a shared responsibility between Corporate and operations.


WHAT WE PROMISE
"IN THE FOURTH QUARTER OF THIS YEAR OUR EBIT MARGIN INCREASED BY 20 BASIS POINTS. WE ARE ONLY PART OF THE WAY THERE AND EXPECT FURTHER IMPROVEMENTS IN FISCAL 1998."
                                                            - 1997 ANNUAL REPORT

MAKING IT HAPPEN
THE QUARTER ENDED SEPTEMBER 30, 1998 WAS OUR SIXTH CONSECUTIVE QUARTER WITH AN IMPROVEMENT IN GROSS PROFIT MARGIN. OUR EBIT MARGIN FOR THE 1998 FOURTH FISCAL QUARTER WAS 7.1%, A 160 BASIS POINT IMPROVEMENT OVER THE COMPARABLE QUARTER OF THE PRIOR YEAR.


Q:   HOW MUCH INSIDER OWNERSHIP IS THERE IN BEAZER?

A: IAN: Beazer went public in 1994 as a spin off from a larger public company. Unlike many other homebuilders, it was not a privately owned business when it went public. Insider ownership, however, has been steadily increasing since that time. It has gone from 1.2%, as reported in our 1994 Proxy Statement, to approximately 8% currently. Two of the factors that have contributed to this increase are programs that we have put in place to encourage employee stock ownership. The first is a 401(k) plan that includes Company contributions in Beazer stock. The second is a program that allows top managers to take a portion of their


                                                  BEAZER HOMES USA            13

[Photograph Page 14]
TOM MEYER,
President
Homebuilders Financial Network

THE SUCCESS OF BEAZER MORTGAGE

In fiscal 1997, Beazer Homes began opening mortgage origination operations. By the fourth quarter of fiscal 1998, Beazer Mortgage originated mortgages for the majority of Beazer's home buyers. Beazer's relationship with Homebuilders Financial Network (HFN) has been a major contributor to this success.

HFN provided Beazer with the system to establish mortgage operations and arranged a national network of mortgage lenders.

Tom Meyer, President of HFN, said, "THROUGH ALL OUR YEARS OF WORKING WITH HOMEBUILDERS, WE HAVE HAD OUR GREATEST SUCCESS WITH BEAZER HOMES. THEIR ENTREPRENEURIAL SPIRIT HAS MADE BEAZER MORTGAGE A SUCCESS BOTH FOR BEAZER AND FOR HFN."


annual bonus in Company stock, which is restricted for three years. Over 20% of the incentive compensation earned in 1998 by executive corporate management and division presidents was paid in Company stock under this plan.


Q:   NOW THAT BEAZER IS IN THE MORTGAGE BUSINESS, HOW DO YOU DEAL WITH THE RISKS
 ASSOCIATED WITH THAT BUSINESS?

A: DAVID: We only originate mortgages, we do not hold or service them. As a result our exposure to and level of risk in the business is extremely controlled. All mortgages are funded and held by lenders who commit at the time that we originate the loan. In addition, nearly all of the mortgages that we originate are for Beazer Homes home buyers. We regard the mortgage business principally as an extension of and support for our homebuilding operations.


Q: DO YOU INTEND TO EXPAND INTO OTHER ANCILLARY BUSINESSES, SUCH AS YOU HAVE DONE WITH BEAZER MORTGAGE?

A: IAN: We will continue to evaluate other opportunities to expand our services to our customer base. Both mortgage operations and design centers are natural extensions. Another one could be arrangement of title or other insurance. We will enter these businesses when we believe we can receive adequate returns by providing additional value to our home buyers, without taking on significant financial risk.

DAVID: One thing that we often do when evaluating entry into a new line of business is "partner" with a company that has true expertise in the area. This is not necessarily a partnership in the legal sense, but it is a partnership in terms of the sharing of expertise and risks. In the case of Beazer Mortgage, for instance, we used Homebuilders Financial Network, out of Miami, to help us set up our mortgage operations. They also arranged the network of lenders that we use and participate in the ongoing management of the operation. For this they receive a fee based on profits of the business. This arrangement has worked out extremely well both for them and for us.


Q:   WHAT IS THE MOST SIGNIFICANT TREND IN HOME CONSTRUCTION TODAY?

A: MIKE: The most significant trend in homebuilding is the growing tendency of home buyers to customize their homes through the use of options and upgrades. It used to be that there was a clear distinction between a custom builder and a production builder. That distinction has become less clear as home buyers have added more and more to their home through options.

Our use of design centers has done a lot to allow us to capitalize on this trend. Further, by offering options through our design center that might have been included as standards previously, we are able to keep our base home price low. This allows more home buyers to afford Beazer homes.


14             BEAZER HOMES USA

[Photograph Page 15]


Q: WHERE DO YOU SEE BEAZER HOMES GOING IN THE FUTURE?

A: IAN: Having attained the profitability improvements that we set out to achieve two years ago, we will now re-ignite our growth. We expect to continue to grow through three means - growth in our existing markets, expansion through acquisitions and entry into new, related lines of business. Our venture in affordable housing is just one example of how that growth will be achieved.

While expanding we will continue to maintain a strong financial position. This will allow us to thrive throughout the economic cycle. We will continue to focus on return on capital and creating value for our shareholders. Most importantly we expect to maintain a position as one of the most profitable of the top 10 homebuilders in the United States.


INTERIOR DESIGN PROFESSIONALS ARE AVAILABLE IN EACH MARKET TO ASSIST HOMEBUYERS IN "CUSTOMIZING" THEIR NEW HOMES. COMMON UPGRADES INCLUDE:
o APPLIANCE PACKAGES
o CABINETRY
o CARPETING
o COUNTER TOPS AND BACKSPLASHES
o EXTERIOR MATERIALS AND COLOR
o LIGHT FIXTURES
o PLUMBING FIXTURES
o TILE/HARDWOOD FLOORING
o WALLCOVERINGS


                                                  BEAZER HOMES USA            15

[Photograph Page 16]

DIRECTORY OF HOMEBUILDERS

                    "THE MOST SIGNIFICANT TREND IN HOMEBUILDING IS THE GROWING TENDENCY OF HOME BUYERS TO CUSTOMIZE THEIR HOMES THROUGH THE USE OF OPTIONS AND UPGRADES. OUR USE OF DESIGN CENTERS HAS DONE A LOT TO ALLOW US TO CAPITALIZE ON THIS TREND."


BEAZER HOMES ARIZONA
2005 West 14th Street
Tempe, AZ 85281

BEAZER HOMES CALIFORNIA
Southern California Division
1100 Town and Country
Orange, CA 92868

Northern California Division
3009 Douglas Boulevard
Roseville, CA 95661

BEAZER HOMES FLORIDA
Panitz Homes (Jacksonville)
3020 Hartley Avenue
Jacksonville, FL 32257

Mid-Florida Division
Gulfcoast Homes office
11934 Fairway Lakes Drive
Ft. Myers, FL 33913

Mid-Florida Division
Tampa office
1211 N. Westshore Boulevard
Tampa, FL 33607

Mid-Florida Division
Treasure Coast office
871 Island Club Square
Vero Beach, FL 33963

Orlando Division
380 S. North Lake Boulevard
Altamonte Springs, FL 32701

BEAZER HOMES GEORGIA
3790 Data Drive
Norcross, GA 30092

BEAZER HOMES NEVADA
Las Vegas Division
770 East Warm Springs Road
Las Vegas, NV 89119

Reno/Sparks Division
4480 Scott Peak Circle
Sparks, NV 89434

BEAZER HOMES TEXAS
Houston Division
10235 West Little York
Houston, TX 77040

Dallas/Ft. Worth Division
1231 Greenway Drive
Irving, TX 75038

PHILLIPS BUILDERS (TENNESSEE)
Nashville Division
2910 Kraft Drive
Nashville, TN 37204

Knoxville Division
1645 Downtown West Blvd.
Knoxville, TN 37919

SQUIRES HOMES (CAROLINAS)
Charlotte Division
5501 Executive Center
Charlotte, NC 28212

Raleigh Division
3701 National Drive
Raleigh, NC 27612

Coastal Carolina Division
Charleston office
7410 Northside Drive
North Charleston, SC 29420

Coastal Carolina Division
Myrtle Beach office
710 21st Avenue North
Hampton Park
Myrtle Beach, SC 29577

Columbia Division
2001 Assembly Street
Columbia, SC 29201

TRAFALGAR HOUSE (MID-ATLANTIC)
Maryland Division
8965 Guildford Road
Columbia, MD 21046

New Jersey Division
250 Phillips Boulevard
Trenton, NJ 08618

Virginia Division
8300 Greensboro Drive
McLean, VA 22102


16             BEAZER HOMES USA

                                  FINANCIAL REVIEW


18 MANAGEMENT'S RESPONSIBILITY
   FOR FINANCIAL REPORTING AND
   SYSTEM OF INTERNAL CONTROL

19 SELECTED FINANCIAL DATA

20 MANAGEMENT'S DISCUSSION AND
   ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS

30 INDEPENDENT AUDITORS' REPORT

31 CONSOLIDATED STATEMENTS
   OF OPERATIONS

32 CONSOLIDATED BALANCE SHEETS

33 CONSOLIDATED STATEMENTS OF
   STOCKHOLDERS' EQUITY

34 CONSOLIDATED STATEMENTS
   OD CASH FLOWS

35 NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS

44 QUARTERLY DATA

45 SELECTED FINANCIAL AND
   OPERATING DATA: 1992-1998


                                                  BEAZER HOMES USA            17

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL REPORTING AND SYSTEM OF INTERNAL CONTROL

FINANCIAL STATEMENTS
The accompanying consolidated financial statements are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments.

The Company's consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, who were given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Deloitte & Touche LLP's audit report included on page 30 provides an independent opinion as to the fairness of presentation of the consolidated financial statements.

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

The Company assessed its internal control system as of September 30, 1998 in relation to criteria for effective internal control over preparation of its published annual (and interim) financial statements described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company believes that, as of September 30, 1998, its system of internal controls over the preparation of its published annual (and interim) financial statements met these criteria. Deloitte & Touche LLP also reviews and tests the effectiveness of these systems to the extent they deem necessary to determine the extent of audit procedures needed in connection with their audit of the consolidated financial statements.

The Audit Committee of the Board of Directors, which is composed of Directors who are not officers or employees of the Company, provides oversight to the financial reporting process. The independent auditors have unrestricted access to the Audit Committee.



/S/IAN J. MCCARTHY
   Ian J. McCarthy
   President and Chief Executive Officer



/S/DAVID S. WEISS
   David S. Weiss
   Executive Vice President and Chief Financial Officer



/S/MICHAEL T. RAND
   Michael T. Rand
   Vice President and Controller


18             BEAZER HOMES USA

SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)
                                                                                Year Ended September 30,
                                                     ------------------------------------------------------------------------------
                                                       1998            1997               1996            1995            1994
                                                     ------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Total revenue ................................       $977,409        $852,110           $866,627        $647,828       $536,526
Writedown of inventory .......................       $  6,326
Operating income .............................       $ 36,916        $ 17,656(i)        $ 30,122        $ 18,629       $ 27,377
Net income ...................................       $ 23,201        $ 11,189(i)        $ 18,266        $ 11,352       $ 16,468
Net income per common share:
  Basic ......................................       $   3.27        $   1.18(i)        $   2.24        $   1.26       $   1.78(iv)
  Diluted ....................................       $   2.66        $   1.15(i)        $   2.01        $   1.23       $   1.76(iv)

BALANCE SHEET DATA:

Cash .........................................       $ 67,608        $  1,267           $ 12,942        $ 40,407       $ 35,980
Inventory ....................................       $405,095        $361,945           $320,969        $285,268       $253,356
Total assets .................................       $525,591        $399,595           $356,643        $345,240       $314,941
Total debt ...................................       $215,000        $145,000           $115,000        $115,000       $115,000
Stockholders' equity .........................       $199,224        $179,286           $178,701        $164,544       $150,406

SUPPLEMENTAL FINANCIAL DATA:

EBIT(ii) .....................................       $ 56,525        $ 33,051(i)        $ 45,327        $ 32,188       $ 37,169
EBITDA(ii) ...................................       $ 59,794        $ 35,272(i)        $ 46,855        $ 33,542       $ 38,384
Interest incurred ............................       $ 21,259        $ 16,159           $ 14,176        $ 14,737       $ 11,306
EBIT/interest incurred .......................          2.66x           2.05x              3.20x           2.18x          3.29x
EBITDA/interest incurred .....................          2.81x           2.18x              3.31x           2.28x          3.40x

FINANCIAL STATISTICS(iii):

Total debt as a percentage of total
  debt and stockholders' equity ..............           51.9%           44.7%              39.2%           41.1%          43.3%
Asset Turnover ...............................          2.11x           2.25x              2.47x           1.96x          1.92x
EBIT Margin ..................................            5.8%            3.9%(i)            5.2%            5.0%           6.9%
Return on Assets .............................           12.2%            8.7%(i)           12.9%            9.8%          13.3%
Return on Capital ............................           15.3%           10.7%(i)           15.8%           11.8%          15.5%
Return on Equity .............................           12.3%            6.3%(i)           10.6%            7.2%          13.4%

(i) Fiscal 1997 results include the effect of a $6,326 writedown to inventory in Nevada. Excluding the effect of the writedown, operating income, net income and diluted net income per share for fiscal 1997 are $23,982, $15,079, and $1.70, respectively. Excluding the effect of the writedown, EBIT and EBITDA for fiscal 1997 are $39,377 and $41,598, respectively. Excluding the effect of the writedown, EBIT margin, return on asset, return on capital and return on equity for fiscal 1997 are 4.6%, 10.4%, 12.7% and 8.4%, respectively.

(ii) EBIT and EBITDA: EBIT (earnings before interest and taxes) equals net income before (a) previously capitalized interest amortized to costs and expenses; (b) income taxes; and (c) cumulative effect of change in accounting principle. EBITDA (earnings before interest, taxes, depreciation, and amortization) is calculated by adding depreciation and amortization for the period to EBIT. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage, and liquidity. EBIT and EBITDA are not intended to represent cash flows for the period nor have they been presented as an alternative to net income as an indicator of operating performance.

(iii)Asset turnover = (total revenue divided by average total assets); EBIT margin = (EBIT divided by total revenues); Return on average asset = (EBIT divided by average total assets); Return on average capital = (EBIT divided by average total debt plus stockholders' equity); Return on average equity = (net income divided by average stockholders' equity).

(iv) Pro forma to give effect to the initial public offering and related transactions, as if such transactions were effected as of October 1, 1993.

                                                  BEAZER HOMES USA            19

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OPERATING AND FINANCIAL DATA

The following tables present certain operating and financial data for the years discussed (dollars in thousands):

                                              Year Ended September 30,
                       ---------------------------------------------------------
                                    1998                   1997            1996
                              Amount    % Change      Amount  % Change    Amount
                       ---------------------------------------------------------
NUMBER OF NEW ORDERS, NET
OF CANCELLATIONS(i):

SOUTHEAST REGION:
Georgia ...............         215       30.3%        165     (34.8)%       253
North Carolina ........         831       36.7         608      (9.4)        671
South Carolina ........         518       31.8         393      29.7         303
Tennessee .............         501       21.3         413      (9.6)        457
Florida ...............         823      111.0         390       7.1         364
                       ---------------------------------------------------------
TOTAL SOUTHEAST .......       2,888       46.7       1,969      (3.9)      2,048
                       ---------------------------------------------------------
SOUTHWEST REGION:
Arizona ...............       1,552       22.8       1,264     (24.8)      1,681
California ............       1,258       23.7       1,017       0.9       1,008
Nevada ................         435      (18.8)        536      11.0         483
                       ---------------------------------------------------------
TOTAL SOUTHWEST .......       3,245       15.2       2,817     (11.2)      3,172
                       ---------------------------------------------------------
CENTRAL REGION:
Texas .................         749       (2.1)        765      90.8         401
                       ---------------------------------------------------------
TOTAL .................       6,882       24.0%      5,551      (1.2)%     5,621
                       ---------------------------------------------------------

NUMBER OF HOMES IN BACKLOG AT END OF YEAR:

SOUTHEAST REGION:
Georgia ...............          92      114.0%         43     (17.3)%        52
North Carolina ........         226       31.4         172     (10.4)        192
South Carolina ........         182       67.0         109       1.9         107
Tennessee .............         154       90.1          81     (35.2)        125
Florida ...............         342      242.0         100      (3.8)        104
                       ---------------------------------------------------------
TOTAL SOUTHEAST .......         996       97.2         505     (12.9)        580
                       ---------------------------------------------------------
SOUTHWEST REGION:
Arizona ...............         478       82.4         262     (36.7)        414
California ............         182      133.3          78     (18.8)         96
Nevada ................          83      (40.3)        139     (18.2)        170
                       ---------------------------------------------------------
TOTAL SOUTHWEST .......         743       55.1         479     (29.6)        680
                       ---------------------------------------------------------
CENTRAL REGION:
Texas .................         318       52.9         208      25.3         166
                       ---------------------------------------------------------
TOTAL .................       2,057       72.6%      1,192     (16.4)%     1,426
                       ---------------------------------------------------------

SALES VALUE OF HOMES IN BACKLOG AT END OF YEAR:

Southeast region ......    $169,261      107.1%   $ 81,720     (16.7)%  $ 98,092
Southwest region ......     122,345       66.8      73,346     (15.2)     86,539
Central region ........      55,698       57.5      35,373      36.0      26,006
                       ---------------------------------------------------------
TOTAL .................    $347,304       82.4%   $190,439      (9.6)%  $210,637
                       ---------------------------------------------------------

SEE FOOTNOTES, PAGE 21


20             BEAZER HOMES USA

                                                  Year Ended September 30,
                                    -----------------------------------------------------
                                               1998                1997           1996
                                         Amount   % Change    Amount  % Change   Amount
                                    -----------------------------------------------------
NUMBER OF CLOSINGS:
SOUTHEAST REGION:
Georgia ............................        166     (4.6)%      174    (43.5)%      308
North Carolina .....................        777     23.7        628     (9.9)       697
South Carolina .....................        445     13.8        391     41.7        276
Tennessee ..........................        428     (6.3)       457    (13.1)       526
Florida ............................        677     71.8        394     (2.7)       405
                                    -----------------------------------------------------
TOTAL SOUTHEAST ....................      2,493     22.0      2,044     (7.6)     2,212
                                    -----------------------------------------------------
SOUTHWEST REGION:
Arizona ............................      1,336     (5.6)     1,416    (23.5)     1,852
California .........................      1,154     11.5      1,035      1.7      1,018
Nevada .............................        491    (13.4)       567     19.9        473
                                    -----------------------------------------------------
TOTAL SOUTHWEST ....................      2,981     (1.2)     3,018     (9.7)     3,343
                                    -----------------------------------------------------
CENTRAL REGION:
Texas ..............................        639    (11.6)       723     90.8        379
NEW JERSEY .........................         --      n/m         --      n/m          1
                                    -----------------------------------------------------
TOTAL ..............................      6,113      5.7%     5,785     (2.5)%    5,935
                                    -----------------------------------------------------
TOTAL REVENUES:

Southeast region ...................   $401,671     20.2 % $334,069      0.6%  $332,159
Southwest region ...................    461,434     13.9    405,095    (14.8)   475,662
Central region .....................    114,304      1.2    112,946     92.7     58,621
New Jersey .........................         --      n/m         --      n/m        185
                                    -----------------------------------------------------
TOTAL ..............................   $977,409     14.7%  $852,110     (1.7)% $866,627
                                    -----------------------------------------------------
AVERAGE SALES PRICE PER HOME CLOSED:

Southeast region ...................   $  159.2     (2.5)% $  163.2      9.0%  $  149.7
Southwest region ...................      150.1     12.1      133.9     (5.9)     142.3
Central region .....................      171.0      9.7      155.9      1.2      154.1
New Jersey .........................         --      n/m         --      n/m      185.0
                                    -----------------------------------------------------
TOTAL ..............................   $  156.4      6.5%  $  146.8      0.7%  $  145.8
                                    -----------------------------------------------------
NUMBER OF ACTIVE
SUBDIVISIONS AT YEAR END:

Southeast region ...................        113      8.7%       104      5.1%        99
Southwest region ...................         59     (1.7)        60     (3.2)        62
Central region .....................         31     (6.1)        33      6.5         31
                                    -----------------------------------------------------
TOTAL ..............................        203      3.0%       197   2.6 %         192
                                    -----------------------------------------------------

See "Results of Operations" for a discussion of certain fluctuations considered to be significant in both absolute value and percentage amount.

n/m   Percentage change not meaningful

(i) New orders for 1998 and 1996 do not include 96 and 256 homes in backlog, respectively, from acquired operations.


                                                  BEAZER HOMES USA            21

GENERAL
Beazer Homes designs, builds and sells single family homes in the Southeast, Southwest and Central regions of the United States. The Company's Southeast Region includes Georgia, North Carolina, South Carolina, Tennessee and Florida; its Southwest Region includes Arizona, California and Nevada, and its Central Region includes Texas. The Company intends, subject to market conditions, to expand in its current markets and to consider entering new markets through expansion from existing markets ("satellite expansion") or through acquisitions of established regional homebuilders.

The Company's homes are designed to appeal primarily to entry-level and first time move-up home buyers, and are generally offered for sale in advance of their construction. The majority of homes are sold pursuant to standard sales contracts entered into prior to commencement of construction. Once a contract has been signed, the Company classifies the transaction as a "new order." Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by such sales contracts are considered by the Company as its "backlog." The Company does not recognize revenue on homes in backlog until the sales are closed and the risk of ownership has been transferred to the buyer.

During fiscal 1996, the Company began providing mortgage origination services for its customers through Beazer Mortgage Company ("Beazer Mortgage"). Beazer Mortgage originates, processes and sells mortgages to third-party investors on behalf of the homebuilding operations of the Company. Beazer Mortgage does not retain or service the mortgages that it originates and an investor is secured prior to origination.

During the first quarter of fiscal 1998, the Company entered into a joint venture agreement with Corporacion GEO, the largest builder of affordable homes in Mexico, to build homes in the United States. The joint venture will focus exclusively on the development, construction and sale of affordable housing throughout the U.S. The joint venture is owned 60% by Corporacion GEO and 40% by Beazer. Development has begun on the venture's first project; however, no homes have been delivered as of September 30, 1998. The venture did not have a significant impact on Beazer's operating results during fiscal 1998.

NEW ORDERS AND BACKLOG - Each of the Company's Southeast and Southwest regions experienced substantial growth in new orders during fiscal 1998 compared to the prior year period. The most noteworthy markets of growth include Florida - up 111% (up 34% excluding the impact of the Orlando operations entered via acquisition in December 1997) - and California - up 24%. The Company believes the increase in new orders is attributable to generally strong economic conditions in each of the markets that it operates and the Company's increased investment in those markets where Beazer believes it can significantly exceed its cost of capital.

Backlog levels correspond directly with the new order and closing trends experienced by the Company. Backlog at September 30, 1998 was substantially in excess of that at September 30, 1997 in each of the Company's markets, excluding Nevada, in terms of both units and aggregate dollar value. The decrease in backlog in Nevada is indicative of the Company scaling back operations in that market. The Company expects to deliver substantially all of the homes in backlog during the first six months of fiscal 1999.

The Company experienced fewer new orders during the year ended September 30, 1997 than the year ended September 30, 1996. The principal reason for this decrease was a reduction in the number of active subdivisions in the Company's Arizona operations. Excluding the Company's Arizona operations, new orders increased by 347 homes in fiscal 1997. The principal increase was in the Company's Texas operations.


22             BEAZER HOMES USA

The decreased level of total new orders contributed to lower backlog levels at September 30, 1997 compared to September 30, 1996.

The Company has historically experienced fluctuations in new order activity in periods of significant mortgage rate changes. Additional factors that impact the Company's new order trends include the ability to react to changing customer preferences through product mix and pricing, local economic conditions and product supply (as measured by the number of active subdivisions).

SEASONALITY AND QUARTERLY VARIABILITY - The Company has historically experienced significant seasonality and quarter-to-quarter variability in homebuilding activity levels. The annual operating cycle generally reflects escalating new orders in the Company's second and third fiscal quarters. Since closings usually trail home sales by four to six months, closings typically are lowest in the first quarter of the fiscal year, and revenues from home closings usually peak in the third and fourth quarters of the fiscal year. The Company believes that this seasonality reflects the preference of home buyers to shop for a new home in the spring, as well as the scheduling of construction to accommodate seasonal weather conditions. This trend, however, may be altered in periods of extreme fluctuations in economic conditions, such as interest rates and general confidence. The Company's operations can also be affected by inflation. All costs and expenses including land, raw materials, subcontracted labor and interest would increase in an inflationary period and, as a result, the Company's margins could decrease unless the increased costs were recovered through higher sales prices.

The following table presents certain unaudited quarterly financial and operating data for the Company's last eight fiscal quarters. These historical results are not necessarily indicative of results to be expected for any future period.


(dollars in thousands)
                                                                              Quarter Ended
                                  ------------------------------------------------------------------------------------------------
                                   SEPTEMBER 30,  JUNE 30,   MARCH 31,  DECEMBER 31, SEPTEMBER 30, JUNE 30,  MARCH 31, DECEMBER 31,
                                        1998        1998        1998        1997        1997        1997       1997         1996
                                  ------------------------------------------------------------------------------------------------
Total revenue ....................    $365,649    $234,811    $221,323    $155,626    $317,273    $195,991    $177,762    $161,083

NUMBER OF NEW
ORDERS, NET:
Southeast ........................         763         767         941         417         472         555         573         369
Southwest ........................         643         971       1,058         573         750         789         733         545
Central ..........................         130         245         278          96         167         250         228         120
                                  ------------------------------------------------------------------------------------------------
TOTAL ............................       1,536       1,983       2,277       1,086       1,389       1,594       1,534       1,034
                                  ------------------------------------------------------------------------------------------------
NUMBER OF CLOSINGS:
Southeast ........................         909         608         561         415         716         493         457         378
Southwest ........................       1,099         750         663         469       1,140         651         627         600
Central ..........................         197         139         149         154         274         171         143         135
                                  ------------------------------------------------------------------------------------------------
TOTAL ............................       2,205       1,497       1,373       1,038       2,130       1,315       1,227       1,113
                                  ------------------------------------------------------------------------------------------------


                                                  BEAZER HOMES USA            23

RESULTS OF OPERATIONS

The following table provides additional details of revenues and certain expenses included in the Company's consolidated statements of operations (in thousands).

                                                      Year Ended September 30,
                                              ----------------------------------------
                                                   1998         1997          1996
                                              ----------------------------------------
REVENUES:
Home sales ...................................   $ 956,018    $ 849,520    $ 865,355
Land and lot sales ...........................      16,834        1,581        1,272
Mortgage originations ........................       8,295        1,767          100
Intercompany elimination - mortgage ..........      (3,738)        (758)        (100)
                                              ----------------------------------------
TOTAL REVENUE ................................   $ 977,409    $ 852,110    $ 866,627
                                              ----------------------------------------
COST OF HOME CONSTRUCTION AND LAND SALES:
Home sales ...................................   $ 799,425    $ 720,390    $ 731,554
Land and lot sales ...........................      15,516        1,552          941
Intercompany elimination - mortgage ..........      (3,738)        (758)        (100)
                                              ----------------------------------------
Total cost of home construction and land sales   $ 811,203    $ 721,184    $ 732,395
                                              ----------------------------------------
SELLING, GENERAL AND ADMINISTRATIVE:
Homebuilding operations ......................   $ 105,946    $  90,860    $  88,776
Mortgage origination operations ..............       4,313        1,227          200
                                              ----------------------------------------
TOTAL SELLING, GENERAL AND ADMINISTRATIVE ....   $ 110,259    $  92,087    $  88,976
                                              ----------------------------------------


The following table shows certain items in the Company's statements of income expressed as a percentage of certain components of revenue.

                                                  Year Ended September 30,
                                               -------------------------------
                                                  1998      1997      1996
                                               -------------------------------
AS A PERCENTAGE OF TOTAL REVENUE:
Cost of home construction and land sales ......    83.0%      84.7%     84.5%
Amortization of previously capitalized interest     1.9%       1.7%      1.7%
Selling, general and administrative:
  Homebuilding operations......................    10.8%      10.7%     10.2%
  Mortgage originations........................     0.4%       0.1%      0.0%
AS A PERCENTAGE OF HOME SALE REVENUE:
Cost of home construction......................    83.6%      84.8%     84.5%


24           BEAZER HOMES USA

REVENUES - The 12.5% increase in revenues from home sales for the year ended September 30, 1998 compared to the year ended September 30, 1997 is the result of both an increase in the average price per home closed and an increase in the number of homes closed. The increase in average price is largely attributable to sales price increases during fiscal 1998 in several markets and higher revenue contributions from options sold through the Company's design centers than those recognized during fiscal 1997.

The 1.8% decrease in revenues from home sales for the year ended September 30, 1997 compared to the year ended September 30, 1996 is the result of a 3% decrease in the number of homes closed offset by a 1% increase in average sales price. The principal reason for the decrease was a decline in home closings in Arizona, the Company's largest market. This decrease was partially offset by the continued expansion of the Company's Texas operations. The slight increase in the average sales price is the result of the decrease in closings in Arizona where the average sales price was below the Company average.

Consistent with the Company's stated policy of reducing its investment in markets and projects that are not exceeding the Company's overall cost of capital, the Company had several land sales during fiscal 1998. The Company did not realize any significant profit or loss on these land sales. The Company did not have any significant land and lot sales during fiscal 1997 or 1996.

COST OF HOME CONSTRUCTION AND LAND SALES - The decrease in homebuilding cost of home construction and land sales ("COS") as a percentage of homebuilding revenues for the year ended September 30, 1998 compared to September 30, 1997 is principally the result of continued savings from the Company's profitability initiatives, specifically design centers. Additionally, a strong general economic environment during the year resulted in sales price increases in most of the Company's markets contributing to the overall decrease in homebuilding COS as a percentage of homebuilding revenues.

The improvement in total COS as a percentage of total revenues for the year ended September 30, 1998 compared to the same period in 1997 exceeded the improvement in the homebuilding percentage because of the benefit to total COS provided by the mortgage origination operations. That benefit is the result of Beazer Mortgage receiving revenues for costs previously paid by Beazer's homebuilding operations to third-party lenders. These payments are eliminated against the corresponding revenue recognized by the mortgage origination operations thus reducing total COS.

The principal reason for the increase in both homebuilding COS and total COS in fiscal 1997 compared to fiscal 1996 relates to issues in the Company's Nevada operations. For the fiscal year ended September 30, 1997, the COS as a percentage of revenues was 91.2% for the Nevada operations compared to 84.8% for the total Company. During fiscal 1997, the Company experienced development issues in two subdivisions in Nevada, resulting in a writedown to inventory and reduced margins in other subdivisions in Nevada. The Company made management changes and implemented additional controls around projects involving significant development expenditures.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE - The increase in homebuilding selling, general and administrative expense ("SG&A") for the year ended September 30, 1998 compared to the year ended September 30, 1997 is primarily attributable to the ramp up of design centers, a full year of amortization of information systems costs and higher incentive compensation during fiscal 1998.

The increase in homebuilding SG&A in fiscal 1997 compared to fiscal 1996 is principally the result of increased sales and marketing expenses relating to the opening of new subdivisions within the Company's existing markets. The sales and marketing component of total SG&A as a percentage of revenues increased to 6.5% from 6.1% in fiscal 1996. The general and administrative component of total SG&A was 4.2% for both fiscal 1997 and 1996.


                                                  BEAZER HOMES USA            25

The increase in mortgage origination SG&A is the result of the opening of Beazer Mortgage branches in each of the Company's markets. As of September 30, 1998 the Company had mortgage originator operations in each of the nine states which it operates compared to five states at September 30, 1997.

WRITE-DOWN OF INVENTORY - During the year ended September 30, 1997, the Company recorded a pretax charge of $6.3 million ($3.9 million after tax) to write down two properties located in Nevada to their fair market value (estimated based on the sales prices of comparable projects). The two Nevada properties, Craig Ranch in North Las Vegas and Promontory in Reno, had incurred significant development costs that were not anticipated at the beginning of the project. As a result, the estimated future undiscounted cash flows of the projects were less than their respective current book values.

MORTGAGE ORIGINATION OPERATIONS - As of September 30, 1998, Beazer Mortgage was operating in each state that the Company does business. Beazer Mortgage originated approximately 3,100 mortgages on behalf of Beazer home buyers during fiscal 1998, a capture rate of 51% on total Company closings. During fiscal 1997, Beazer Mortgage originated approximately 960 mortgages, a capture rate of approximately 17% on total Company closings. Prior to intercompany eliminations, the mortgage origination operations generated operating income of approximately $4,000,000 and $500,000 in fiscal 1998 and 1997, respectively. The results of operations for the year ended September 30, 1996 were not significant.

INCOME TAXES - Income taxes for fiscal 1998, 1997 and 1996, were provided at effective rates of 38.1%, 38.5% and 39.5%, respectively. The decline over the three years results principally from tax savings strategies the Company implemented in fiscal 1996.

FINANCIAL CONDITION AND LIQUIDITY
In March 1998, the Company issued $100 million of 8 7/8% Senior Notes, due in April 2008 (the "8 7/8% Senior Notes") at a price of 99.183% of their face amount (before underwriting discount and other issuance costs). The net proceeds of the Senior Note offering were used to repay short-term borrowings under the Company's revolving credit facility. Interest on the 8 7/8% Senior Notes is payable semiannually. The Company may, at its option, redeem the 8 7/8% Senior Notes in whole or in part at any time after March 2003, initially at 104.438% of the principal amount, declining to 100% of the principal amount after March 2006.

The Company also has outstanding $115 million of Senior Notes which mature in March 2004 (the "9% Senior Notes"). Interest on the 9% Senior Notes is payable semiannually. The Company may, at its option, redeem the 9% Senior Notes in whole or in part at any time after February 1999, initially at 102.571% of the principal amount, declining to 100% of the principal amount after February 2001.

The 9% Senior Notes and the 8 7/8% Senior Notes are unsecured obligations of the Company ranking pari passu with all other existing and future senior indebtedness of the Company.

At September 30, 1998, the Company had no outstanding borrowings under its $200 million unsecured revolving credit facility (the "Credit Facility"). The Company fulfills its short-term cash requirements with cash generated from its operations and unused funds available from the Credit Facility. Available borrowings under this credit agreement are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 1998 the Company had available additional borrowings of $47 million under the Credit Facility.


26           BEAZER HOMES USA

On November 3, 1998, the Company amended and restated the credit facility (the "New Credit Facility") to extend the maturity from February 2001 to November 2002 and modify certain provisions, including the determination of available borrowings. At September 30, 1998, the Company would have had available additional borrowings of $90 million under the New Credit Facility.

During the year ended September 30, 1998, the Company utilized borrowings under the Credit Facility of approximately $16.7 million for the acquisition of the Orlando, Florida operations of Calton Homes of Florida, Inc. All such borrowings were repaid as of September 30, 1998.

All significant subsidiaries of Beazer Homes USA, Inc. are guarantors of the Notes and the Company's obligations under the Credit Facility and are jointly and severally liable for the Company's obligations under the Notes and the Credit Facility. Separate financial statements and other disclosures concerning each of the significant subsidiaries are not included, as the aggregate assets, liabilities, earnings and equity of the subsidiaries equal such amounts for the Company on a consolidated basis and separate subsidiary financial statements are not considered material to investors. The total assets, revenues and operating profit of the non-guarantor subsidiaries are in the aggregate immaterial to the Company on a consolidated basis. Neither the Credit Facility nor the Notes restrict distributions to Beazer Homes USA, Inc. by its subsidiaries.

The Company has utilized, and will continue to utilize, land options as a method of controlling and subsequently acquiring land. At September 30, 1998, the Company had 10,496 lots under option. At September 30, 1998, the Company had commitments with respect to option contracts with specific performance obligations of approximately $39.0 million. The Company expects to exercise all of its option contracts with specific performance obligations and, subject to market conditions, substantially all of its options contracts without specific performance obligations.

The Company's Series A Convertible Exchangeable Preferred Stock (the "Preferred Stock") is convertible into common stock at an exchange rate of $19.05 per common share and became callable by the Company on September 1, 1998 at a 5% premium. The Company intends to call its Preferred Stock at the earliest date that it believes it is likely that the majority of holders would convert into common stock.

Management believes that the Company's current borrowing capacity, cash on hand at September 30, 1998, and anticipated cash flows from operations are sufficient to meet liquidity needs for the foreseeable future. There can be no assurance, however, that amounts available in the future from the Company's sources of liquidity will be sufficient to meet the Company's future capital needs. The amount and types of indebtedness that the Company may incur may be limited by the terms of the indentures governing the senior notes and the New Credit Facility. The Company continually evaluates expansion opportunities through acquisition of established regional homebuilders, and such opportunities may require the Company to seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financing and/or securities offerings.

In October 1998, the Company acquired the assets of Snow Construction, Inc. in Orlando, Florida for $1.8 million. In December 1998, the Company acquired the assets of the homebuilding operations of Trafalgar House Property, Inc. for a purchase price of approximately $90 million. The Company funded this acquisition with borrowings under the New Credit Facility.


                                                  BEAZER HOMES USA            27

YEAR 2000 COMPLIANCE AND READINESS DISCLOSURES
GENERAL - The Company recognizes the importance of the Year 2000 issue and is taking a proactive approach intended to facilitate an appropriate transition into the Year 2000. This proactive approach includes the following phases:

o Allocation of Company resources to manage the approach,

o Evaluation of the Company's information technology ("IT") systems and non-IT systems that include imbedded microprocessors (together, the Company's "Internal Systems"),

o Evaluation of IT and non-IT systems for principal vendors (principally subcontractors) and other service providers (together, the Company's "External Systems"),

o Evaluation of risk associated with Internal and External Systems compliance efforts,

o Test of all material Internal and External Systems as practicable,

o Creation of contingency plans for non-compliance of either Internal or External Systems, and

o Determination of the expected total cost of a complete state of readiness for the Company.

STATE OF READINESS - During fiscal 1996, the Company began a series of profitability initiatives including a streamlining of all Internal Systems. These efforts included updating the hardware and software being used by a majority of the Company's employees. All such purchases contemplated future Year 2000 issues and are considered compliant. As such, the Company's Year 2000 initiative has not required substantial investments as of September 30, 1998 and the Company does not believe it will require a substantial future investment.

The Company has allocated resources to the phased approach outlined above and has completed an inventory of Internal Systems and substantially completed an inventory of External Systems to determine those that do not properly recognize dates after December 31, 1999.

The Company's principal Internal Systems include its general systems architecture (local and wide area networks), financial accounting system, executive information system, payroll services system and cash management system. The Company is currently operating on the latest version of each of the listed systems (excluding architecture) and has received representations from the vendors indicating that they are Year 2000 compliant. The Company is in the process of evaluating the compliance of its general systems architecture. Despite the certifications from the software vendors the Company will test compliance on its principal Internal Systems during fiscal 1999.

The Company's principal External Systems include those of its subcontractors, significant raw material vendors, and general service providers such as telecommunications and power. The Company has substantially completed its evaluation of its significant subcontractors and raw material providers via inquiry. The Company has not performed its own tests on these systems, and no assurance can be given as to the compliance of these systems. Based on the information currently available, the Company is not aware of any material non-compliance by its general service providers; however, the Company does not control these systems and cannot assure their compliance.

COSTS - As of September 30, 1998, less than $100,000 of outside consulting costs have been incurred related specifically to the Company's Year 2000 initiatives. The Company will incur capital expenditures and internal staff costs as well as additional outside consulting expenditures related to this process. Based on currently available information, the Company does not expect the costs of these initiatives to exceed $500,000.


28             BEAZER HOMES USA

RISKS PRESENTED BY THE YEAR 2000 ISSUE - The failure by the Company to appropriately address a material Year 2000 issue within its Internal Systems, or the failure by any third party to address an External System could have a material adverse impact on the Company's financial condition, liquidity or results of operations. To date, however, the Company has not identified any material Internal or External System that presents a significant risk of not being Year 2000 ready or for which a suitable alternative does not exist. With continued evaluation, however, the Company may identify an Internal or External System that presents a risk for a Year 2000 disruption in operations.The homebuilding construction process by nature is labor intensive and could operate for a limited time in a manual environment. At this time, the Company believes the most likely worst-case scenario would result if there were a significant disruption in services provided by banking institutions, mortgage lenders, utility service providers, or certain government agencies which could inhibit the ability of the Company to deliver finished homes to its customers.

CONTINGENCY PLANS - The Company is in the process of identifying contingency plans that would allow for the construction and delivery of homes to customers should any of the Company's Internal or External Systems fail. These contingency plans will consist of construction and raw material scheduling arrangements and potential alternative financing options for homebuyers.

All statements relating to the Year 2000 issue made in Forms 10-K, 10-Q or Registration Statements filed by the Company with the Securities and Exchange Commission after January 1, 1996 are hereby incorporated by reference and designated as Year 2000 Readiness Disclosures.

OUTLOOK
The Company is optimistic about its prospects for fiscal 1999. As a result of increased backlog at September 30, 1998, the Company expects home closings to be strong for the first six months of fiscal 1999 compared to the same period in fiscal 1998. In addition, the Company believes the current strong economic environment combined with its profitability initiatives will result in a continued reduction of its cost of home construction and land sales as a percentage of revenues in the first half of fiscal 1999.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information"("SFAS 131"). SFAS 131 becomes effective for fiscal years beginning after December 15, 1997. The Company does not believe this statement will have an effect on the Company's results of operations or financial position.

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for periods beginning after June 15, 1999. The Company has not yet completed an analysis of the effect of this statement on its financial statements.


                                                  BEAZER HOMES USA            29

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Beazer Homes USA, Inc.


We have audited the accompanying consolidated balance sheets of Beazer Homes USA, Inc. as of September 30, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These consolidated financial statements are the responsibility of the management of Beazer Homes USA, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beazer Homes USA, Inc. at September 30, 1998 and 1997 and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.



Atlanta, Georgia
November 3, 1998
(December 4, 1998 as to Note 14)


30             BEAZER HOMES USA

CONSOLIDATED STATEMENTS OF OPERATIONS


(dollars in thousands, except per share amounts)
                                                              Year Ended September 30,
                                                 --------------------------------------------
                                                         1998          1997          1996
                                                 --------------------------------------------
Total revenue ...................................    $  977,409    $  852,110    $  866,627
Costs and expenses:
  Home construction and land sales ..............       811,203       721,184       732,395
  Amortization of previously capitalized interest        19,031        14,857        15,134
  Selling, general and administrative ...........       110,259        92,087        88,976
  Writedown of inventory ........................         6,326
                                                 --------------------------------------------
Operating income ................................        36,916        17,656        30,122
Other income ....................................           578           538            71
                                                 --------------------------------------------
Income before income taxes ......................        37,494        18,194        30,193
Provision for income taxes ......................        14,293         7,005        11,927
                                                 --------------------------------------------
Net income ......................................    $   23,201    $   11,189    $   18,266
                                                 --------------------------------------------
Preferred dividends .............................    $    4,000    $    4,000    $    4,000
Net income applicable to common shareholders ....    $   19,201    $    7,189    $   14,266
Net income per common share:
  Basic .........................................    $     3.27    $     1.18    $     2.24
  Diluted .......................................    $     2.66    $     1.15    $     2.01
Weighted average number of shares :
  Basic .........................................     5,864,182     6,088,195     6,374,961
  Diluted .......................................     8,730,863     6,274,250     9,099,839

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                  BEAZER HOMES USA            31

CONSOLIDATED BALANCE SHEETS


(dollars in thousands)                                               September 30,
                                                            -----------------------------
                                                                   1998          1997
                                                            -----------------------------
ASSETS
Cash and cash equivalents ..................................    $  67,608     $   1,267
Accounts receivable ........................................       16,949         7,114
Inventory ..................................................      405,095       361,945
Deferred tax asset .........................................        3,283         3,142
Property, plant and equipment, net .........................       12,332        11,592
Goodwill, net ..............................................        8,853         5,664
Other assets ...............................................       11,471         8,871
                                                            -----------------------------
Total Assets ...............................................    $ 525,591     $ 399,595
                                                            -----------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Trade accounts payable .....................................    $  61,942     $  44,443
Other liabilities ..........................................       49,425        30,866
Revolving credit facility ..................................                     30,000
Senior Notes ...............................................      215,000       115,000
                                                            -----------------------------
Total Liabilities ..........................................      326,367       220,309
                                                            -----------------------------
Stockholders' Equity:
  Preferred stock (par value $.01 per share,
   5,000,000 shares authorized, 2,000,000 issued and
   outstanding, $50,000 aggregate liquidation preference) ..           20            20
  Common stock (par value $.01 per share, 30,000,000 shares
   authorized, 9,559,200 and 9,355,957 issued, 6,267,423 and
   6,064,180 outstanding) ..................................           93            93
  Paid-in-capital ..........................................      192,729       187,798
  Retained earnings ........................................       64,003        44,802
  Unearned restricted stock ................................       (5,638)       (1,444)
  Treasury stock, at cost (3,291,777 shares) ...............      (51,983)      (51,983)
                                                            -----------------------------
  Total Stockholders' Equity ...............................      199,224       179,286
                                                            -----------------------------
Total Liabilities and Stockholders' Equity .................    $ 525,591     $ 399,595
                                                            -----------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


32             BEAZER HOMES USA

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(dollars in thousands)
                                             Preferred     Common      Paid in     Retained   Restricted     Treasury
                                               Stock        Stock      Capital     Earnings      Stock         Stock       Total
                                            ----------------------------------------------------------------------------------------
Balance, September 30, 1995 ................ $     20     $     93     $187,698    $ 23,347    $ (1,907)     (44,707)    $164,544

Purchase of treasury stock
  (25,000 shares) ..........................                                           (349)       (349)
Issuance of restricted stock
  (46,500 shares) ..........................                                482        (482)
Cancellation of restricted stock
  (38,417 shares) ..........................                               (458)        458
Remeasurement of unearned
  restricted stock .........................                               (228)        228
Amortization of unearned
  restricted stock .........................                                            257                      257
Preferred stock dividends paid .............                                         (4,000)                               (4,000)
Other ......................................                                (17)        (17)
Net income .................................                                         18,266                                18,266
                                            ----------------------------------------------------------------------------------------
Balance, September 30, 1996 ................ $     20     $     93     $187,477    $ 37,613    $ (1,446)    $(45,056)    $178,701

Purchase of treasury stock
  (517,510 shares) .........................                                         (6,927)     (6,927)
Issuance of restricted stock
  (50,757 shares) ..........................                                321        (321)
Amortization of unearned
  restricted stock .........................                                            323                      323
Preferred stock dividends paid .............                                         (4,000)                               (4,000)
Net income .................................                                         11,189                                11,189
                                            ----------------------------------------------------------------------------------------
Balance, September 30, 1997 ................ $     20     $     93     $187,798    $ 44,802    $ (1,444)    $(51,983)    $179,286

Issuance of restricted stock
  (238,000 shares) .........................                              4,805      (4,805)
Amortization of unearned
  restricted stock .........................                                            611                      611
Preferred stock dividends paid .............                                         (4,000)                               (4,000)
Other shares issued ........................                                126         126
Net income .................................                                         23,201                                23,201
                                            ----------------------------------------------------------------------------------------
Balance, September 30, 1998 ................ $     20     $     93     $192,729    $ 64,003    $ (5,638)    $(51,983)    $199,224
                                            ----------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                  BEAZER HOMES USA            33

CONSOLIDATED STATEMENTS OF CASH FLOWS


(dollars in thousands)                                         Year Ended September 30,
                                                  --------------------------------------------
                                                         1998          1997          1996
                                                  --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                              $23,201     $  11,189     $  18,266
Adjustments to reconcile net income
  to net cash provided (used) by
  operating activities:
  Depreciation and amortization ..................        3,269         2,221         1,528
  Provision for deferred income taxes ............          340        (1,280)          588
  Writedown of inventory .........................        6,326
Changes in operating assets and
  liabilities, net of effects
  from acquisitions:
  Increase in inventory ..........................      (26,220)      (47,302)      (11,603)
  Increase (decrease) in trade accounts payable ..       15,824        13,012        (9,024)
  Increase (decrease) in other accrued liabilities       18,344          (645)        1,698
  Other ..........................................       (7,609)       (3,988)       (1,346)
                                                  --------------------------------------------
Net cash provided (used) by operating activities .       27,149       (20,467)          107
                                                  --------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures .............................       (5,775)       (9,445)       (1,866)
Investment in unconsolidated joint venture .......       (1,200)
Acquisitions, net of cash acquired ...............      (16,766)                    (21,357)
                                                  --------------------------------------------
Net cash used by investing activities ............      (23,741)       (9,445)      (23,223)
                                                  --------------------------------------------
Cash flows from financing activities
Proceeds from issuance of 8 7/8% Senior Notes ....      100,000
Net borrowings under revolving credit facility ...      (30,000)       30,000
Debt issuance costs ..............................       (3,067)         (836)
Cash dividends paid on preferred stock ...........       (4,000)       (4,000)       (4,000)
Share repurchases ................................       (6,927)         (349)
                                                  --------------------------------------------
Net cash provided (used) by financing activities .       62,933        18,237        (4,349)
                                                  --------------------------------------------
Increase (decrease) in cash and cash equivalents .       66,341       (11,675)      (27,465)
Cash and cash equivalents at beginning of year ...        1,267        12,942        40,407
                                                  --------------------------------------------
Cash and cash equivalents at end of year .........    $  67,608     $   1,267     $  12,942
                                                  --------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid ..................................    $  20,379     $  15,659     $  13,885
  Income taxes paid ..............................    $  14,533     $   5,399     $  11,581

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


34             BEAZER HOMES USA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION - Beazer Homes USA, Inc. ("Beazer" or the "Company") is one of the largest single-family home builders in the United States. Beazer designs, builds and sells single family homes in 24 markets located in Arizona, California, Florida, Georgia, Nevada, North Carolina, South Carolina, Tennessee and Texas and provides mortgage origination services to its homebuyers through Beazer Mortgage Corp. ("Beazer Mortgage").

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

INVESTMENT IN JOINT VENTURE - During fiscal 1998, the Company entered into a joint venture agreement with Corporacion GEO, a Mexican homebuilder, to build affordable homes in the United States. The Company has a non-controlling 40% ownership interest in the joint venture. Accordingly, the joint venture is accounted for under the equity method. Development of the joint venture's first project began during October 1998. Through September 30, 1998, the results of operations of the joint venture were not significant. During fiscal 1998, the Company advanced approximately $1.2 million to the joint venture and at September 30, 1998 has a remaining funding commitment of $3.6 million over the next two years. The investment is classified with other assets on the consolidated balance sheet.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at cost. Depreciation is computed on a straight line basis at rates based on estimated useful lives as follows:

Building .......................        15 YEARS
Machinery and equipment ........    3 - 12 YEARS
Information systems ............    3 -  5 YEARS
Furniture and fixtures .........    3 -  5 YEARS

INCOME TAXES - Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

INCOME RECOGNITION AND CLASSIFICATION OF COSTS - Income from the sale of residential units or land parcels is recognized when closings have occurred and the risk of ownership is transferred to the buyer. Sales commissions are included in selling, general and administrative expense.

Revenues for fees paid to Beazer Mortgage from third-party lenders are recognized concurrent with the closing on the sale of the residential unit. All general and administrative expenses of operating Beazer Mortgage are included in selling, general and administrative expense.


                                                  BEAZER HOMES USA            35

GOODWILL - Goodwill represents the excess of the purchase price over the fair value of assets acquired and is being amortized over a 15-year period. Amortization expense was $736,000, $541,000, and $541,000, for the years ended September 30, 1998, 1997 and 1996, respectively. Accumulated amortization was $3,185,000 and $2,449,000 at September 30, 1998 and 1997, respectively. In the event that facts and circumstances indicate that the carrying value of goodwill may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

WARRANTY COSTS - Estimated future warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized. Such estimated warranty costs range from 0.5% to 1.0% of total revenue and, based upon experience, have been sufficient to cover costs incurred.

OTHER LIABILITIES - Other liabilities includes home buyer deposits, accrued compensation and various other accrued expenses.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The historical carrying amount of short-term financial instruments approximates fair value. The fair values of the Company's publicly held debt are estimated based on the quoted bid prices for these debt instruments. The fair values of the Company's publicly held debt approximates their book values at September 30, 1998 and 1997.

EARNINGS PER SHARE - During fiscal 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." As a result, all previously reported earnings per share data has been restated to conform with SFAS No. 128. The computation of basic earnings per common share is determined by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share additionally gives effect to dilutive common stock equivalent units, including (i) the assumed conversion of 2,000,000 shares of the Company's Series A Cumulative Convertible Exchangeable Preferred Stock (see
Note 11) into 2,624,672 shares of Common Stock (in fiscal 1996 and 1998) and
(ii) stock options and awards.

STOCK-BASED COMPENSATION - As described in Note 12, the Company has elected to follow the intrinsic value method to account for compensation expense related to the award of stock options and to furnish the pro forma disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Since the Company's stock option awards are granted at prices no less than the fair-market value of the shares at the date of grant, no compensation expense is recognized. Compensation expense, if any, related to restricted stock awards is determined at the date of grant, recorded as unearned compensation expense and amortized over the vesting period of the awarded shares. The unearned compensation expense related to such awards is reflected as a reduction of stockholder's equity.

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


36             BEAZER HOMES USA

RECENT ACCOUNTING PRONOUNCEMENTS - In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information"("SFAS 131"). SFAS 131 becomes effective for fiscal years beginning after December 15, 1997 with early adoption permitted. The statements will have no effect on the Company's results of operations or financial position.

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for periods beginning after June 15, 1999. The Company has not yet completed an analysis of the effect of this statement on its financial statements.

NOTE 2 - ACQUISITIONS
Since October 1, 1995, the Company has acquired substantially all of the assets or all of the outstanding capital stock of each of the following businesses (also see Note 14):


                                      CONSIDERATION
BUSINESS ACQUIRED                     (IN THOUSANDS)          ACQUISITION DATE
                                  ----------------------------------------------
Calton Homes of Florida ..........        $16,700               November 1997
Trendmaker Homes - Dallas ........         21,000                   June 1996
Gulfcoast Homes ..................          3,200                    May 1996


Consideration includes cash paid plus certain borrowings assumed and repaid immediately subsequent to the acquisitions. These acquisitions have been recorded using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values as of the date of acquisitions. The allocations of purchase price resulted in approximately $3.9 million of goodwill, principally from the acquisition of Calton Homes of Florida. The operating results of the acquired businesses are included in the Company's consolidated statements of income from their respective dates of acquisition. The pro forma effect on the Company's operating results of acquired businesses prior to their acquisition date would not be significant.

NOTE 3 - INVENTORY
Inventory at September 30 includes (in thousands):


                                      1998        1997
                                --------------------------
Homes under construction .......    $194,566    $169,459
Development projects in progress     165,218     131,842
Unimproved land held for
  future development ...........      18,605      34,792
Model homes ....................      26,706      25,852
                                --------------------------
                                    $405,095    $361,945
                                --------------------------

Homes under construction includes homes finished and ready for delivery and homes in various stages of construction. At September 30, 1998 the Company had 208 completed homes ($30.7 million) that were not subject to a sales contract, not including model homes. At September 30, 1997 the Company had 426 completed homes ($49.8 million) that were not subject to a sales contract, not including model homes.

Development projects in progress consist principally of land and land improvement costs. Certain of the fully developed lots in this category are reserved by a deposit or sales contract.

Inventory located in California, the state with the Company's largest concentration of inventory, totaled $97.7 million and $74.5 million at September 30, 1998 and 1997, respectively.

In March 1997 the Company recorded a pre-tax charge of $6.3 million to write down two properties located in Nevada to their estimated fair market value (based on the sales prices of comparable projects). The two Nevada properties had incurred significant development costs that were not anticipated at the beginning of the projects. As a result, the estimated future undiscounted cash flows of the projects at that time were less than their respective book values.


                                                  BEAZER HOMES USA            37

The Company acquires certain lots by means of option contracts. Option contracts generally require the payment of cash for the right to acquire lots during a specified period of time at a certain price. Under option contracts without specific performance obligations, the Company's liability is generally limited to forfeiture of the non-refundable deposits, which aggregated approximately $10.6 million and $10.3 million at September 30, 1998 and 1997, respectively, and is included in development projects in process. Under option contracts, both with and without specific performance, purchase of the properties is contingent upon satisfaction of certain requirements by the Company and the sellers. Below is a summary of amounts (in thousands) committed under all options:

                                               AGGREGATE PURCHASE
                                                   PRICE AS OF
                                               SEPTEMBER 30, 1998
                                       ----------------------------
Options with specific performance .....             $  38,968
Options without specific performance ..               204,087
                                       ----------------------------
Total options .........................             $ 243,055
                                       ----------------------------


NOTE 4 - INTEREST
Information regarding interest (in thousands) is as follows.

                                        Year Ended September 30,
                               ---------------------------------------
                                    1998         1997         1996
                               ---------------------------------------
Capitalized interest in
  inventory, beginning of year    $  6,855     $  5,553     $  6,511
Interest incurred
  and capitalized ............      21,259       16,159       14,176
Capitalized interest
  amortized to cost of sales .     (19,031)     (14,857)     (15,134)
                               ---------------------------------------
Capitalized interest in
  inventory, end of the year .    $  9,083     $  6,855     $  5,553
                               ---------------------------------------


NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of (in thousands):


                                        September 30,
                                  ------------------------
                                       1998       1997
                                  ------------------------
Land and buildings ...............    $   935    $ 1,041
Leasehold improvements ...........        883        660
Machinery and equipment ..........      3,467      4,050
Information systems ..............      9,354      4,232
Furniture and fixtures ...........      5,103      6,517
                                  ------------------------
                                       19,742     16,500

Less: Accumulated depreciation ...      7,410      4,908
                                  ------------------------
Property, plant and equipment, net    $12,332    $11,592
                                  ------------------------


NOTE 6 - REVOLVING CREDIT FACILITY
The Company maintains a revolving line of credit with a group of banks. The credit agreement at September 30, 1998, provides for up to $200 million of unsecured borrowings. Borrowings under the credit agreement generally bear interest payable monthly at a fluctuating rate based upon the corporate base rate of interest announced by the lead bank, the federal funds rate or LIBOR. All outstanding borrowings under the credit agreement are due in February 2001. The credit agreement contains various operating and financial covenants. Each of the Company's significant subsidiaries is a guarantor under the credit agreement.

Available borrowings under the Credit Agreement are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 1998, the Company had no borrowings outstanding, and had available additional borrowings of $47 million under the credit agreement.

On November 3, 1998, the Company amended and restated the credit facility (the "New Credit Facility") to extend the maturity from February 2001 to November 2002 and modify certain


38             BEAZER HOMES USA
provisions, including the determination of available borrowings. At September 30, 1998, the Company would have had available additional borrowings of $90 million under the New Credit Agreement.

NOTE 7 - SENIOR NOTES
In March 1998, the Company issued $100 million of 8 7/8% Senior Notes, due in April 2008 (the "8 7/8% Senior Notes") at a price of 99.183% of their face amount (before underwriting discount and other issuance costs). The net proceeds of the Senior Note offering were used to repay short-term borrowings under the Company's revolving credit facility. Interest on the 8 7/8% Senior Notes is payable semiannually. The Company may, at its option, redeem the 8 7/8% Senior Notes in whole or in part at any time after March 2003, initially at 104.438% of the principal amount, declining to 100% of the principal amount after March 2006. A portion of such notes may also be redeemed prior to April 2001 under certain conditions.

The Company also has outstanding $115 million of Senior Notes which mature in March 2004 (the "9% Senior Notes"). Interest on the 9% Senior Notes is payable semiannually. The Company may, at its option, redeem the 9% Senior Notes in whole or in part at any time after February 1999, initially at 102.571% of the principal amount, declining to 100% of the principal amount after February 2001.

The 9% Senior Notes and the 8 7/8% Senior Notes are unsecured obligations of the Company ranking pari passu with all other existing and future senior indebtedness of the Company.

The indentures under which the 9% Senior Notes and the 8 7/8% Senior Notes were issued contain certain restrictive covenants, including limitations on payment of dividends. At September 30, 1998, under the most restrictive covenants of each indenture, approximately $37.1 million of the Company's retained earnings was available for cash dividends and for the acquisition by the Company of its common stock. Each indenture provides that, in the event of defined changes in control or if the Company's consolidated tangible net worth falls below a specified level or in certain circumstances upon sale of assets, the Company is required to offer to repurchase certain specified amounts of outstanding senior notes.

NOTE 8 - INCOME TAXES
The provision for income taxes consists of (in thousands):

                                  Year Ended September 30,
                        ----------------------------------------
                              1998         1997         1996
                        ----------------------------------------
Current:
  Federal...............     $12,297     $  7,507     $  9,579
  State ................       1,656          778        1,760
Deferred ...............         340       (1,280)         588
                        ----------------------------------------
Total ..................     $14,293     $  7,005     $ 11,927
                        ----------------------------------------

The provision for income taxes differs from the amount computed by applying the federal income tax statutory rate as follows (in thousands):

                                 Year Ended September 30,
                        ----------------------------------------
                              1998         1997         1996
                        ----------------------------------------
Income tax computed
  at statutory rate ....    $ 13,123     $  6,368     $ 10,568
State income taxes,
  net of federal benefit       1,077          506        1,143
Goodwill amortization ..         189          189          189
Other, net .............         (96)         (58)          27
                        ----------------------------------------
Total ..................    $ 14,293     $  7,005     $ 11,927
                        ----------------------------------------

Deferred tax assets relate principally to differences between book and tax bases of inventory as a result of the various acquisitions, and to the timing and deductibility of accrued warranty costs.


                                                  BEAZER HOMES USA            39

NOTE 9 - LEASES
The Company is obligated under various noncancelable operating leases for office facilities and equipment. Rental expense under these agreements amounted to approximately $4,400,000, $2,258,000 and $2,485,000 for the years ended September 30, 1998, 1997 and 1996, respectively. As of September 30, 1998 future minimum lease payments under noncancelable operating lease agreements are as follows (in thousands):


YEAR ENDING SEPTEMBER 30,

1999 ........................    $2,999
2000 ........................     2,156
2001 ........................     1,280
2002 ........................       619
2003 ........................       200
Thereafter ..................         2
                             ------------
Total .......................    $7,256
                             ------------


NOTE 10 - STOCKHOLDERS' EQUITY
PREFERRED STOCK - The Company has 2,000,000 shares of its Series A Cumulative Convertible Exchangeable Preferred Stock (Liquidation Preference $25.00 per share), par value $0.01 issued and outstanding. The Preferred Stock pays dividends quarterly at an annual rate of 8%, is convertible at the holder's option into the Company's Common Stock at a conversion price of $19.05 per Common Share, is exchangeable at the Company's option into 8% Convertible Subordinated Debentures due 2005 and became callable by the Company beginning in September 1998 at a 5% premium.

COMMON STOCK REPURCHASE PLAN - In June 1996, the Company's Board of Directors approved a stock repurchase plan authorizing the purchase of up to 10% of the Company's then outstanding common stock. Such repurchases, if completed, would be affected at various prices from time to time in the open market. As of September 30, 1998 the Company had purchased 542,510 shares for an aggregate purchase price of approximately $7.3 million under this repurchase plan.

SHAREHOLDER RIGHTS PLAN - In June 1996, the Company's Board of Directors adopted a Shareholder Rights Plan and distributed a dividend of one preferred share purchase right (a "Right") to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Junior Preferred Shares"), of the Company. The Rights become exercisable in certain limited circumstances involving principally the acquisition of over 20% of the Company's outstanding common stock by any one individual or group. The Rights are initially exercisable at a price of $80 per one hundredth of a Junior Preferred Share subject to adjustment. Following certain other events after the Rights have become exercisable, each Right entitles its holder to purchase at the Right's then-current exercise price, a number of shares of the Company's common stock having a market value of twice such price, or, in certain circumstances, securities of the acquirer, having a then-current market value of two times the exercise price of the right.

The Rights are redeemable and may be amended at the Company's option before they become exercisable. Until a Right is exercised, the holder of a Right has no rights as a shareholder of the Company. The Rights expire in June 2006.


40             BEAZER HOMES USA

NOTE 11 - EARNINGS PER SHARE
Basic and diluted earnings per share are calculated as follows (in thousands, except per share amounts):

                                                 Year Ended September 30,
                                      ------------------------------------------
                                            1998          1997          1996
                                      ------------------------------------------
EARNINGS
Net income ...........................     $23,201       $11,189       $18,266
Less: Dividends on
  preferred shares ...................       4,000         4,000         4,000
                                      ------------------------------------------
Net income applicable to
  common shareholders ................     $19,201       $ 7,189       $14,266
                                      ------------------------------------------
BASIC:
Net income applicable to
  common shareholders ................     $19,201       $ 7,189       $14,266
Weighted average number
  of common shares outstanding .......       5,864         6,088         6,375
Basic earnings per share .............     $  3.27       $  1.18       $  2.24

DILUTED:
Net income applicable to
  common shareholders ................     $19,201       $ 7,189       $14,266
Plus: Dividends on
  preferred shares ...................       4,000           n/a         4,000
                                      ------------------------------------------
Net income applicable to
  common shareholders ................     $23,201       $ 7,189       $18,266
                                      ------------------------------------------
Weighted average number
  of common shares outstanding .......       5,864         6,088         6,375
Effect of dilutive securities -
  Assumed conversion
  of preferred shares ................       2,625           n/a         2,625
  Restricted stock ...................         163           142            99
  Options to acquire
  common stock .......................          79            44             1
                                      ------------------------------------------
Diluted weighted average
  number of common
  shares outstanding .................       8,731         6,274         9,100
                                      ------------------------------------------
Diluted earnings per share ...........     $  2.66       $  1.15       $  2.01

The computation of diluted earnings per share for the year ended September 30, 1997 excludes the assumed conversion of 2.0 million shares of the Company's Series A Cumulative Convertible Exchangeable Preferred Stock into 2.6 million shares of common stock at the conversion price of $19.05 since the effect of such conversion is antidilutive for this period. Options to purchase 228,500 and 306,000 shares of common stock were not included in the computation of diluted EPS for the years ending September 30, 1997 and 1996, respectively, because the options' exercise price was greater than the average market price of the common shares during those years.


NOTE 12 - RETIREMENT PLAN AND INCENTIVE AWARDS
401(k) RETIREMENT PLAN - The Company sponsors a 401(k) Retirement Savings and Investment Plan (the "Plan"). Substantially all employees are eligible for participation in the Plan after completing six months of service with the Company. Participants may defer and contribute to the Plan from 1% to 17% of their salary with certain limitations on highly compensated individuals. The Company matches 50% of the first 6% of the participant's contributions. The participant's contributions vest 100% immediately, while the Company's contributions vest after five years. The Company's total contributions for the years ended September 30, 1998, 1997 and 1996 were approximately $876,000, $620,000 and $587,000, respectively.

STOCK OPTION AWARDS - The Company has issued several stock option awards to officers, key employees and non-employee directors under its 1994 Stock Incentive Plan and to non-employee directors pursuant to the Company's Non-Employee Director Stock Option Plan. Stock options are generally exercisable at the fair market value of the Company's common stock on the grant date and may be exercised between three to 10 years from the date such options are granted.


                                                  BEAZER HOMES USA            41

Information regarding activity under the Company's stock option plans is summarized as follows:

                                                                                         Year Ended September 30,
                                                                 -------------------------------------------------------------------
                                                                            1998                  1997                  1996
                                                                 -------------------------------------------------------------------
                                                                                Wtd Avg               Wtd Avg               Wtd Avg
                                                                                Exercise              Exercise              Exercise
                                                                       Shares     Price    Shares       Price    Shares       Price
                                                                 -------------------------------------------------------------------
Options outstanding at beginning of year ........................     560,500  $   17.57  346,000    $   16.07  352,000    $   15.90
Granted .........................................................     248,000      20.19  214,500        20.06   42,000        17.72
Forfeited .......................................................                                               (48,000)       16.09
                                                                 -------------------------------------------------------------------
Options outstanding at end of year ..............................     808,500  $   17.81  560,500    $   17.57  346,000    $   16.07
                                                                 -------------------------------------------------------------------
Options exercisable at end of year ..............................     312,000  $   15.90  165,000    $   17.50       --           --
                                                                 -------------------------------------------------------------------
Weighted average fair value of options granted during the year ..              $    8.53             $   10.17             $    9.09
                                                                 -------------------------------------------------------------------



The Company applies Accounting Principle Board Option No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for stock options in the accompanying financial statements. SFAS 123 requires disclosure of pro forma net earnings and pro forma net earnings per share as if the fair value based method had been applied in measuring compensation expense for awards granted since 1996. Reported and such pro forma net earnings (in thousands) and net income per share amounts are set forth below:

                                       Year Ended September 30,
                          --------------------------------------------
                                  1998          1997          1996
                          --------------------------------------------
REPORTED:
Net income ...............    $   23,201    $   11,189    $   18,266
Basic net income per share    $     3.27    $     1.18    $     2.24
Diluted net income
  per share ..............    $     2.66    $     1.15    $     2.01
Pro forma:
Net income ...............    $   22,733    $   11,137    $   18,266
Basic net income per share    $     3.19    $     1.17    $     2.24
Diluted net income
  per share ..............    $     2.60    $     1.14    $     2.01


The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

                                       Year Ended September 30,
                            ----------------------------------------
                                    1998         1997        1996
                            ----------------------------------------
Expected volatility ........        29.7%        39.3%       42.4%
Expected dividend yield ....        NONE         none        none
Risk-free interest rate ....         5.3%         6.1%        6.0%
Expected life (in years) ...         6.5          6.5         6.5

The 808,500 stock options outstanding at September 30, 1998 have exercise prices ranging from $13.375 to $20.1875, with a weighted average remaining contractual life of 8.3 years.

OTHER STOCK AWARDS - The Company has made several restricted stock awards to officers and key employees under the 1994 Stock Incentive Plan. All restricted stock is awarded in the name of each participant, who has all the rights of other common stockholders subject to restrictions and forfeiture provisions which lapse over time.


42           BEAZER HOMES USA

Restricted Stock is included in common stock outstanding when awarded and included in basic weighted average shares outstanding when vested. Compensation expense recognized for such awards total $611,000, $323,000 and $257,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

Activity relating to such restricted stock awards is summarized as follows:

                                             Year Ended September 30,
                                 ----------------------------------------------
                                            1998       1997      1996
                                 ----------------------------------------------
Restricted shares,
  beginning of period .........           186,500    170,500    171,750
Shares awarded ................           238,000     16,000     33,000
Shares forfeited ..............                                 (34,250)
Shares vested .................           (52,876)
                                 ----------------------------------------------
Restricted shares, end of period          371,624    186,500    170,500
                                 ----------------------------------------------

During 1998, the Company extended its incentive compensation plan (called the Value Created Incentive Plan), modeled under the concepts of economic profit or economic value added, to all key operating managers within the organization. Participants may receive a portion of their earned incentive compensation under the plan in Company common stock (the "Bonus Restricted Stock"). Such shares are issued after a three-year vesting period at a discount to the stock's market value at the time the bonus is earned. Should the employee terminate for any reason during the vesting period, this portion of the incentive compensation is settled in cash. The Company had 118,408, 69,689 and 67,918 shares of Bonus Restricted Stock issuable as of September 30, 1998, 1997 and 1996, respectively.

At September 30, 1998, the Company has reserved 1,265,599 shares of common stock for issuance under its various stock incentive plans and has 109,401 shares available for future grants.


NOTE 13 - CONTINGENCIES
The Company had outstanding letters of credit and performance bonds of approximately $10.9 and $68.6 million, respectively, at September 30, 1998 related principally to its obligations to local governments to construct roads and other improvements in various developments. The Company does not believe that any such letters of credit or bonds are likely to be drawn upon.

The Company is a defendant or plaintiff in various legal actions which have arisen in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.


NOTE 14 - SUBSEQUENT EVENTS
In October 1998, the Company acquired the assets of Snow Construction, Inc. in Orlando, Florida for approximately $1.8 million. On December 4, 1998, the Company acquired the assets of the homebuilding operations of Trafalgar House Property, Inc. for a purchase price of approximately $90 million. The Company funded this acquisition with borrowings under the New Credit Facility.


                                                  BEAZER HOMES USA            43

QUARTERLY DATA


QUARTERLY FINANCIAL DATA:

Summarized quarterly financial information (unaudited) (in thousands, except per share data)


QUARTER ENDED                             SEPTEMBER 30       JUNE 30          MARCH 31       DECEMBER 31
                                   ------------------------------------------------------------------------
FISCAL 1998:
Total revenue .....................        $ 365,649        $ 234,811        $ 221,323         $ 155,626
Operating income ..................           19,158            8,814            6,135             2,808
Net income ........................           11,956            5,621            3,805             1,819
Net income per common share:
  Basic ...........................        $    1.86        $    0.79        $    0.48         $    0.14
  Diluted .........................        $    1.37        $    0.67        $    0.44         $    0.14
                                   ------------------------------------------------------------------------
FISCAL 1997:
Total revenue .....................        $ 317,273        $ 195,991        $ 177,762         $ 161,083
Operating income (loss) ...........           12,147            5,438           (4,133)            4,199
Net income (loss) .................            7,537            3,434           (2,460)            2,677
Net income (loss) per common share:
  Basic ...........................        $    1.12        $    0.41        $   (0.55)        $    0.27
  Diluted .........................        $    0.87        $    0.40        $   (0.55)        $    0.26
                                   ------------------------------------------------------------------------
FISCAL 1996:
Total revenue .....................        $ 294,828        $ 217,065        $ 196,505         $ 158,230
Operating income ..................           11,228            7,979            6,084             4,833
Net income ........................            6,888            4,817            3,663             2,900
Net income per common share:
  Basic ...........................        $    0.92        $    0.60        $    0.42         $    0.30
  Diluted .........................        $    0.76        $    0.53        $    0.40         $    0.29
                                   ------------------------------------------------------------------------


QUARTERLY STOCK PRICE INFORMATION:

                                                   HIGH              LOW
                                           ------------------------------------
1998 PERIOD:
July 1, 1998 through September 30, 1998 ...     $ 26.875         $  20.125
April 1, 1998 through June 30, 1998 .......     $ 27.125         $  21.00
January 1, 1998 through March 31, 1998 ....     $  26.00         $  19.875
October 1, 1997 through December 31, 1997 .     $  20.00         $  17.6875
                                           ------------------------------------
1997 PERIOD:
July 1, 1997 through September 30, 1997 ...     $ 20.4375        $  16.00
April 1, 1997 through June 30, 1997 .......     $  17.25         $  12.75
January 1, 1997 through March 31, 1997 ....     $  18.50         $  14.75
October 1, 1996 through December 31, 1996 .     $  18.50         $  13.75
                                           ------------------------------------


44             BEAZER HOMES USA

SELECTED FINANCIAL AND OPERATING DATA: 1992-1998

                                                                                                                        TEN MONTHS
(dollars in thousands, except per share data)                                                                             ENDED
                                                                          Year Ended September 30,                    SEPTEMBER 30,
                                       --------------------------------------------------------------------------------------------
                                             1998         1997         1996         1995         1994           1993       1992(ii)
                                       --------------------------------------------------------------------------------------------
FINANCIAL DATA
STATEMENT OF OPERATIONS DATA
Total revenue .........................    $977,409     $852,110     $866,627     $647,828     $536,526       $275,054     $111,429
Earnings before interest
  and taxes("EBIT") ...................    $ 56,525     $ 33,051     $ 45,327     $ 32,188     $ 37,169       $ 22,713     $  8,595
Net income ............................    $ 23,201     $ 11,189     $ 18,266     $ 11,352     $ 16,468       $ 16,046     $  6,415
Net income per common share:
  Basic ...............................    $   3.27     $   1.18     $   2.24     $   1.26     $   1.78(i)         n/m          n/m
  Diluted .............................    $   2.66     $   1.15     $   2.01     $   1.23     $   1.76(i)         n/m          n/m
BALANCE SHEET DATA AT YEAR END
Total assets ..........................    $525,591     $399,595     $356,643     $345,240     $314,941       $245,349     $ 65,964
Total debt ............................    $215,000     $145,000     $115,000     $115,000     $115,000       $119,925     $     11
Stockholders' equity ..................    $199,224     $179,286     $178,701     $164,544     $150,406       $ 95,595     $ 58,816
RETURN DATA (i)
Return on average assets ..............        12.2%         8.7%        12.9%         9.8%        13.3%          14.6%         n/m
Return on average capital .............        15.3%        10.7%        15.8%        11.8%        15.5%          20.8%         n/m
Return on average equity ..............        12.3%         6.3%        10.6%         7.2%        13.4%          16.6%         n/m
OPERATING DATA
NUMBER OF NEW ORDERS,
NET OF CANCELLATIONS
Southeast region ......................       2,888        1,969        2,048        2,083        1,726          1,392        1,263
Southwest region ......................       3,245        2,817        3,172        2,660        1,902          1,071            5
Central region ........................         749          765          401           98           --             --           --
New Jersey ............................          --           --           --           --           48             80           --
                                       --------------------------------------------------------------------------------------------
Total .................................       6,882        5,551        5,621        4,841        3,676          2,543        1,268
                                       --------------------------------------------------------------------------------------------
BACKLOG AT END OF PERIOD
Southeast region ......................         996          505          580          708          478            437          357
Southwest region ......................         743          479          680          722          506            677            5
Central region ........................         318          208          166           53           --             --           --
New Jersey ............................          --           --           --            1            3             74           --
                                       --------------------------------------------------------------------------------------------
Total .................................       2,057        1,192        1,426        1,484          987          1,188          362
                                       --------------------------------------------------------------------------------------------
NUMBER OF CLOSINGS
Southeast region ......................       2,493        2,044        2,212        1,853        1,734          1,312        1,182
Southwest region ......................       2,981        3,018        3,343        2,444        2,073            775           --
Central region ........................         639          723          379           64           --             --           --
New Jersey ............................          --           --            1            2          119              6           --
                                       --------------------------------------------------------------------------------------------
Total .................................       6,113        5,785        5,935        4,363        3,926          2,093        1,182
                                       --------------------------------------------------------------------------------------------
AVERAGE SALES PRICE PER
HOME CLOSED ...........................    $  156.4     $  146.8     $  145.8     $  148.5     $  136.7       $  131.4     $  108.0
                                       --------------------------------------------------------------------------------------------

n/m  Not meaningful
(i)  See definitions on page 1 for return data and page 19 for 1994 EPS data.

(ii) Periods presented are those periods subsequent to the acquisition of Beazer PLC (the Company's former parent) by Hanson PLC in December 1991.

                                                  BEAZER HOMES USA            45

NOTE REGARDING FORWARD-LOOKING STATEMENTS


CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain of the statements contained in this report, including those under "Outlook," "Financial Condition," and "Year 2000 compliance" constitute "forward-looking statements" within the meaning of the federal securities laws. While the Company believes that these statements are accurate, Beazer's business is dependent upon general economic conditions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. The most significant factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the following:

o Economic changes nationally or in one of the Company's local markets
o Volatility of mortgage interest rates
o Increased competition in certain of the Company's local markets
o Increased prices for labor, land and raw materials used in the production of houses
o Increased land development cost on projects under development
o Any delays in reacting to changing consumer preference in home design
o Delays or difficulties in implementing the Company's initiatives to reduce its production and overhead cost structure
o Delays in land development or home construction resulting from adverse weather conditions in one of the Company's local markets


46             BEAZER HOMES USA

OPERATING AND CORPORATE MANAGEMENT

OPERATING MANAGEMENT

                                                                                                             YEARS IN      YEARS IN
                               NAME                   TITLE                                                HOMEBUILDING     MARKET
                              -----------------------------------------------------------------------------------------------------
SOUTHEAST REGION
     FLORIDA.................. LEON J. PANITZ, JR.    President, Panitz Homes                                    23           20
                               CHRISTIN CUPP          President, Mid-Florida Division                            16           16
                               DONALD W. KNUTSON      President, Orlando Division                                12            5
     GEORGIA.................. JAMES M. LIGHTFOOT     Senior Vice President, Georgia Division                     1            1
     NORTH AND SOUTH CAROLINA. GARY N. BAUCOM         Regional Manager and President, Squires Homes              27           27
     NORTH CAROLINA........... SCOTT K. THORSON       President, Squires Homes - Charlotte                       15            4
                               ROBERT J. POLANCO      President, Squires Homes - Raleigh                         21            6
     SOUTH CAROLINA........... FRANK FINLAW           President, Coastal Carolina Division - Charleston Office   21            6
                               WILLIAM J. MAZAR       President, Coastal Carolina Division - Columbia Office     16            4
     TENNESSEE................ H. EDDIE PHILLIPS      Regional Manager and President, Phillips Builders          31           31

SOUTHWEST REGION
     ARIZONA.................. JOSEPH C. THOMPSON     Regional Manager, Arizona Division                         24           24
     CALIFORNIA............... ANTHONY R. TONSO       President, Northern California Division                    30            9
                               GERALD A. GATES        President, Southern California Division                    26           11
     NEVADA................... WARREN D. KIGGINS, JR. President, Nevada Division                                 26            2

CENTRAL REGION
     TEXAS.................... KURT S. WATZEK         Regional Manager                                           21           21
                               S. RANDOLF ALFORD      President, Houston Division                                25           25
                               WILLIAM HAMMERSLEY     President, Dallas Division                                 21            1

MID-ATLANTIC REGION
    MARYLAND................. DAVID L. CARNEY         President, Trafalgar Maryland Division                     20           12
    VIRGINIA................. LAURENCE L. CREEMER     President, Trafalgar Virginia Division                     29           10
    NEW JERSEY............... MICHAEL J. NEILL        President, Trafalgar New Jersey Division                   22           12
                              -----------------------------------------------------------------------------------------------------
                              AVERAGE                                                                            21           12
                              -----------------------------------------------------------------------------------------------------


CORPORATE MANAGEMENT


IAN J. MCCARTHY
President and Chief Executive Officer

DAVID S. WEISS
Executive Vice President and Chief Financial Officer

MICHAEL H. FURLOW
Executive Vice President and Chief Operating Officer

JOHN SKELTON
Senior Vice President, Operations

PETER H. SIMONS
Senior Vice President, Corporate Development

CORY J. BOYDSTON
Vice President, Administration and Treasurer

JENNIFER P. JONES
Vice President, Human Resources

ROBERT M. KAGENSKI
Vice President, Information Systems

DAVID T. ROOT
Vice President, Operating and Safety Services

MICHAEL T. RAND
Vice President, Corporate Controller


                                                  BEAZER HOMES USA            47

BOARD OF DIRECTORS


BRIAN C. BEAZER
Non-Executive Chairman of the Board
Beazer Homes USA, Inc.

Mr. Beazer has served as a non-executive Chairman since March 1994. He began work in the construction industry in the late 1950s. He served as Chief Executive Officer of Beazer PLC from 1968 to 1991, and Chairman of that company from 1983 to 1991. Mr. Beazer is also a Director of Beazer Japan, Ltd., Seal Mint Ltd., Jade Holdings Pte Ltd., Jade Technologies Singapore Pte Ltd., FSM Europe B.V., United Pacific Industries Limited and U.S. Industries, Inc.


THOMAS B. HOWARD, JR.
Former Chairman and Chief Executive Officer
Gifford-Hill & Company

Mr. Howard has been Director of the Company since 1995. He held various positions with Gifford-Hill & Company, a construction and aggregates company, from 1969 to 1986 and served as its Chairman and Chief Executive Officer from 1986 to 1989. Gifford-Hill & Co. was acquired by Beazer PLC in 1989 and Mr. Howard served as Chairman and Chief Executive Officer of the successor company until 1992. During the period 1957 to 1969, Mr. Howard held various positions with Vulcan Materials Company. Mr. Howard currently serves as a Director of Lennox International, Inc. and on the Board of Trustees of the Methodist Hospitals Foundation.


IAN J. MCCARTHY
President and Chief Executive Officer
Beazer Homes USA, Inc.

Mr. McCarthy has served as a Director and Chief Executive Officer since November 1993. Mr. McCarthy served as President of Beazer Homes, Inc. ("BHI") since October 1992 and as President of Beazer Homes Holdings, Inc. ("BHH") since April 1993. From January 1991 to October 1992, he served as Executive Vice President of BHI, responsible for all U.S. residential home building operations. During the period May 1981 to January 1991, Mr. McCarthy was employed in Hong Kong and Thailand as a Director of Beazer Far East, and from January 1980 to May 1981 was employed by Kier Limited, a company engaged in the U.K. construction industry. Mr. McCarthy currently serves as a Director of LADD Furniture, Inc.


GEORGE W. MEFFERD
Former Group Vice President
Fluor Corporation

Mr. Mefferd has served as a Director since March 1994. Beginning in 1986, Mr. Mefferd served as Group Vice President and a Director of Fluor Corporation, an engineering and construction company. From 1974 to 1986, Mr. Mefferd held various positions with Fluor Corporation, an engineering and construction company, including Senior Vice President - Finance, Treasurer, Group Vice President and Chief Financial Officer.


D. E. MUNDELL
Chairman
ORIX USA Corporation

Mr. Mundell has served as a Director since March 1994. Mr. Mundell has served as Chairman of ORIX USA Corporation, a financial services company, since January 1991. During the period 1959 to 1990, Mr. Mundell held various positions within United States Leasing International, Inc., retiring as Chairman in 1990. He is also a Director of Varian Associates and Stockton Holding, Ltd.


LARRY T. SOLARI
Chairman and Chief Executive Officer
BSI Holdings, Inc.

Mr. Solari has served as a Director since March 1994. He is currently the Chairman and CEO of BSI Holdings, Inc. Prior to joining BSI, Mr. Solari was the Chairman and CEOof Sequentia, Inc., the President of the Building Materials Group of Domtar, Inc., and the President of the Construction Products Group for Owens-Corning Fiberglass. Mr. Solari currently is a Director of Pacific Coast Building Products, Inc., BSI Holdings, Inc. and Therma-Tru, Inc. He has also been a Director of the Policy Advisory Board of the Harvard Joint Center for Housing Studies and an Advisory Board Member of the National Home Builders Association.


DAVID S. WEISS
Executive Vice President and Chief Financial Officer
Beazer Homes USA, Inc.

Mr. Weiss has served as a Director and as Executive Vice President and Chief Financial Officer since November 1993. Previously he was Assistant Corporate Controller of Hanson Industries from February 1993. He was Manager of Financial Reporting for Colgate-Palmolive Company from November 1991 to February 1993 and was with the firm Deloitte & Touche from 1982 to 1991 at which time he served as a Senior Audit Manager.


48             BEAZER HOMES USA

SHAREHOLDER INFORMATION


CORPORATE HEADQUARTERS
Beazer Homes USA, Inc.
5775 Peachtree Dunwoody Road
Suite 200
Atlanta, Georgia 30342
Telephone: (404) 250-3420


GENERAL COUNSEL
Paul, Hastings, Janofsky & Walker LLP


INQUIRIES
Individuals seeking financial data should contact David S. Weiss, Executive Vice President and Chief Financial Officer or Scott M. McKelvey, Director of External Reporting and Investor Relations.

Others seeking information about the Company and its operations should contact Ian J. McCarthy, President and Chief Executive Officer.


FORM 10 - K
Copies of Beazer Homes USA, Inc.'s Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission will be furnished upon written request to David S. Weiss, Executive Vice President and Chief Financial Officer.


ANNUAL MEETING
The Annual Shareholders' meeting will be held at 9:00 am EST on February 4, 1999 at The Westin Atlanta North at Perimeter, 7 Concourse Parkway, Atlanta, Georgia 30328.


TRANSFER AGENT
First Chicago Trust Company of New York
525 Washington Boulevard
Jersey City, New Jersey 07303-2536
(201) 324-1225


INDEPENDENT AUDITORS
Deloitte & Touche LLP


TRADING  INFORMATION
Beazer Homes USA, Inc. lists its common shares on the New York Stock Exchange, reading under the symbol BZH, and its preferred shares under the symbol BZH.PrA. On December 7, 1998, the last reported sales price of Company's Common Stock on the New York Stock Exchange was $24.625.


OWNERSHIP
On December 7, 1998, Beazer Homes USA, Inc. had approximately 63 shareholders of record and 6,267,423 shares of Common Stock outstanding.


DUPLICATE MAILINGS
If you are receiving duplicate or unwanted copies of our publications, please contact the First Chicago Trust Company of New York at the numbers listed or contact Scott M. McKelvey, Director of External Reporting and Investor Relations, at Beazer Homes.


Designed and Produced by COLLATERAL COMMUNICATIONS, INC. / Atlanta


                                                  BEAZER HOMES USA            49

VISIT OUR WEB SITE AT WWW.BEAZER.COM






                                                         o  HOMER o
                                                           BEAZER








BEAZER HOMES USA, INC.
5775 PEACHTREE DUNWOODY ROAD
SUITE 200
ATLANTA, GA 30342
(404) 250-3420