Form 10-K, Exhibit 13
period 1999-09-30
BEAZER HOMES USA INC
filed 1999-12-23
CIK 915840

our future in
BLACK & WHITE

Beazer Homes USA, Inc.

1999 Annual Report to Shareholders

Business Description

Beazer Homes USA, Inc. is one of the ten largest homebuilders in the country. Its operations are geographically diversified in 12 states in the Southeast, Southwest, Mid-Atlantic and Texas. Our market strategy focuses on building quality homes targeted to entry-level and first-time move-up homebuyers. We measure our financial performance using "Value Created," a variation of economic profit that measures the extent to which we beat our cost of capital. Founded in 1985, Beazer is headquartered in Atlanta, Georgia. The Company has been listed on the New York Stock Exchange since 1994 under the symbol "BZH."

[graphic]
Earnings per Share

$1.15      $2.66      $4.15

1997       1998       1999

Top line growth and improved
profitability have driven dramatic
earnings increases.
[graphic]


Contents

Letter to Shareholders 13   Financials 20   Shareholder Information 58

                             Americans' No.1 Dream
                                continues to be:
                                     "Own my
                                    own home"

[GRAPHIC]

        Population        Housing Units
Year    (in millions)     (U.S.Households in millions)

1965    194,303           36,230
1966    196,580           37,109
1967    198,712           37,842
1968    200,706           38,918
1969    202,677           40,049
1970    205,052           40,834
1971    207,681           41,816
1972    209,896           43,096
1973    211,909           44,424
1974    213,854           45,615
1975    215,973           46,463
1976    218,035           47,518
1977    220,239           48,461
1978    222,585           49,739
1979    225,055           50,972
1980    227,225           52,223
1981    229,466           54,084
1982    231,654           54,237
1983    233,792           54,671
1984    235,825           55,671
1985    237,924           56,152
1986    240,133           56,844
1987    242,289           57,915
1988    244,499           58,700
1989    246,819           59,755
1990    249,439           60,248
1991    252,127           61,010
1992    254,995           61,823
1993    257,746           62,533
1994    260,289           63,136
1995    262,765           64,739
1996    265,190           66,041
1997    267,744           67,143
1998    270,289           68,638



Population and U.S. Households have increased dramatically over the last 30 years.

Source: U.S. Census Bureau



                           2        Beazer Homes
                                    www.beazer.com

[GRAPHIC]

                           "Over the next decade, the
                           number of U.S. households
                          should continue to increase
                                by an average of
                                   1.1 to 1.2
                                     million
                                   annually."*


     Beazer, as one of America's top-ten homebuilders, is well positioned to make the homeowning dream of these million come true.





* Source: The State of the Nation's Housing: 1999 Joint Center for Housing Studies of Harvard University


                           3        Beazer Homes
                                    www.beazer.com

[GRAPHIC]

                                  Share of the
                                 U.S. population
                                   in the West
                                    and South


         1940     1950     1960     1970    1980     1990     2000     2010
         42.4%    44.5%    46.3%    48.0%   52.3%    55.6%    58.1%    60.1%



     The West and South continue to be the nation's strongest population magnets.


Over 90% of Beazer's business is in the fast growing West and South and we will continue to expand in these prime areas.



                           4 & 5    Beazer Homes
                                    www.beazer.com

[GRAPHIC]

Ms. Maria Lousia Corie
Premier's first homeowner

[GRAPHIC]

Premier Communities
Oasis Ranch Grand Opening August 7, 1999



                           6        Beazer Homes
                                    www.beazer.com

[GRAPHIC]

     New Americans coming to the U.S. - over 800,000 annually - are purchasing homes at a record rate.


Beazer directly targets the country's growing immigrant population through its Premier Communities brand, a revolutionary new idea in affordable housing.



                           7        Beazer Homes
                                    www.beazer.com

[GRAPHIC]

78% of new homes sell for less than $200,000.

Percentage of new homes sold for less than $200,000.



                           8        Beazer Homes
                                    www.beazer.com

[GRAPHIC]


         78% of new homes sell for less than $200,000.


Entry-level and affordable first-time move-up homes under $200,000 are the core of Beazer's business.



                           9        Beazer Homes
                                    www.beazer.com

Source: Forrester Research

[GRAPHIC]

U.S. Internet Usage
(in millions)

10       23       39       52       65      84       107

1995     1996     1997     1998     1999    2000     2001



                          10        Beazer Homes
                                    www.beazer.com

[GRAPHIC]

     With Internet usage rocketing upward, millions of homebuyers will be finding their dream online.

Beazer has established an industry-pioneering position with its award-winning Internet site, beazer.com.



                          11        Beazer Homes
                                    www.beazer.com

[GRAPHIC]

Financial Highlights
Beazer Homes USA, Inc.

(dollars in thousands, except per share data)


Year ended September 30,                       1999                   1998                 1997
----------------------------------------------------------------------------------------------------------
Statement of Operations Data
Homes closed                                      7,589                 6,113               5,785
Total revenue                              $  1,394,074           $   977,409          $  852,110
Net income                                 $     36,934           $    23,201          $   11,189
Diluted earnings per share                 $       4.15           $      2.66          $     1.15
----------------------------------------------------------------------------------------------------------

Balance Sheet at Year End
Total assets                               $    594,568           $   525,591          $  399,595
Total debt                                 $    215,000           $   215,000          $  145,000
Shareholders' equity                       $    234,662           $   199,224          $  179,286
----------------------------------------------------------------------------------------------------------

Return on Data (1)
Return on average capital                          19.9%                 15.3%               10.7%
Return on average equity                           17.0%                 12.3%                6.3%
----------------------------------------------------------------------------------------------------------

(1)  See definitions on page 23.



                          12        Beazer Homes
                                    www.beazer.com

Letter to Shareholders

[GRAPHIC]

Dear Shareholders,

   The facts presented here in black and white illustrate the dramatic demographic and geographic trends that will fuel Beazer's growth in the coming years. Every decision we make, every action we take is targeted to seize advantage of future market developments and stay well ahead of industry competitors. Simply put, we have a clear vision of the future and we know the bold strokes needed to get us there.

     Indeed, our record results in fiscal 1999 demonstrate our ability to turn market opportunity into financial achievement. Revenues advanced 43 percent in 1999 and earnings per share increased 56 percent. Further, our record year-end backlog was up 39 percent in dollar value, giving us a very strong outlook for growth in 2000.



                          13        Beazer Homes
                                    www.beazer.com

                        LETTER TO SHAREHOLDERS CONTINUED

     This strong growth combined with a continuing commitment to operating efficiency and VALUE CREATED resulted in a record level of profitability in 1999. Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) rose to $92 million, a 53 percent increase from 1998, while net income reached $37 million, up 59 percent. Most importantly, this performance translated into earnings of $4.15 per share, up 56 percent from $2.66 last year.

   We are particularly proud to note that, in our first five years as a public company, we have nearly doubled the number of homes closed and MORE THAN DOUBLED EARNINGS per share. Our goal is to repeat that performance over the next five years. To that end, one of our strategies will continue to be opportunistic acquisitions, the most recent of which was Trafalgar House, a deal that closed in December 1998. The dynamics of this purchase illustrate our acquisition criteria. The $90 million purchase price was substantially less than 50 percent of Trafalgar's annual revenue, represented a significant discount to book value, and was immediately accretive to earnings.

   A leading homebuilder in the Mid-Atlantic region, Trafalgar provides a solid base for future growth in the rebounding markets of Virginia, Maryland and New Jersey, as well as a leading market position in the Washington, D.C. metropolitan area. With the strong footing Trafalgar now gives us in the Mid-Atlantic region, our goal is to more

   [GRAPHIC]



                          14        Beazer Homes
                                    www.beazer.com
than double closings in these markets to 2,500 annually within three years. The addition of a Mid-Atlantic regional presence also further enhances the geographic balance of our operations, a significant factor in moderating the impact of regional economic cycles.

   Although we are pleased to report exemplary financial results, positive operating trends, and the successful integration of yet another timely acquisition, the market has failed to reward these developments with a higher stock price. While frustrated, we are not alone. In a market driven by technology and "hyper" growth stocks, many quality companies - including homebuilders - have been overlooked.

   In such an environment, our best course is to concentrate on delivering consistent performance and to focus on long-term market potential.


  [GRAPHIC]

   Beazer continually takes an innovative approach to improving its home design including energy efficiency. This year the company built prototype homes in Simi Valley, California, and Houston, Texas, that produced energy savings of over 40% for our customers.

  [GRAPHIC]


   It is worth remembering that the very nature of our business is long-term. The communities we develop, the homes we build, the mortgages we originate - these are not overnight events. Similarly, the demographic and geographic trends that shape our industry span many years. When viewed in the proper long-term context, as opposed to a quarterly or even annual basis, a compelling picture of the homebuilding industry and Beazer's position within it emerges. This is the vision that illustrates true opportunity.

MAKING AMERICANS' DREAMS COME TRUE

The nearly universal desire to own a home is deeply ingrained in the American culture. That consistent and growing aspiration for a home to call their own - for young families, new Americans and those climbing the economic ladder underlies Beazer's success today. And, coupled with strong population and employment growth, it will be the primary engine driving our growth in the future.

STRONG GROWTH OVER THE NEXT DECADE

The last 50 years have seen dramatic growth in homeownership. Just 44 percent of Americans owned a residence in 1940, while today more than two-thirds have achieved homeownership.

   Growth in the number of households is the largest source of residential construction demand, accounting for over 70 percent of homebuilding activity during the last decade. As the new millennium unfolds, household growth should match or even exceed the 1.1-1.2 million annual rate of the 1990's, according to projections from the Joint Center for Housing Studies at Harvard's John F. Kennedy School of Government. Meanwhile, the entrance into the market of the children of the baby boomers, the so-called "echo boomers," will provide an additional boost to new homebuying levels. And, an overall aging population favors rising homeownership rates and strong homebuilding activity well into the next decade.

[GRAPHIC]
Growth of Households



                          15        Beazer Homes
                                    www.beazer.com

                        LETTER TO SHAREHOLDERS CONTINUED

   Beazer ranks among the top-ten homebuilders nationwide, which puts us in an excellent position to capitalize on these growth trends. In our industry, size and scope do matter - from making land purchases on the most attractive terms to realizing economies of scale in the construction process to building brand recognition on the sales front. With more than 7,500 homes closed last year, Beazer has the necessary operational infrastructure, geographic reach and capital resources to realize continued rapid and profitable growth.



LOCATION, LOCATION, LOCATION

Growth is often the result of being in the right place at the right time. The American population is making an historic shift to the west and south. These two regions now represent over 60 percent of the population, with the population of western states now exceeding that of the northeast. In the coming decade the west and south will continue to be the nation's biggest population magnets, with their drawing power based primarily on job growth.


[GRAPHIC]

No marketing program better demonstrates Beazer's commitment to first-time buyers than our "Rent with Equity" program. This innovative partnership between Beazer and Equity Residential Partners, the largest owner of apartments in the U.S., allows residents to apply 25% of their accrued rent towards the purchase of a new home. Equity Residential wins increased revenue and resident satisfaction, Beazer wins a streamlined sales process and residents win the American Dream.

[GRAPHIC]


   Six states - Arizona, California, Florida, Georgia, North Carolina and Texas
- account for over a third of total housing production. Beazer is a major player in every one of those markets. In fact, today we operate in 11 of the 16 highest growth states. As these markets thrive, so does Beazer. During the last six years, our closings in Arizona more than doubled, sales in California were up five-fold and Texas operations grew by over 800 percent.

   As we grow our operations and evaluate potential acquisitions, we believe our presence in markets with the most favorable demographic trends will put us on track to meet our five-year goal of 15,000 homes closed - a level double this year's total.



NEW HOMES FOR THE NEWEST AMERICANS

Increasing immigration is the single most critical factor stimulating increased demand for entry-level homes. The number of immigrants arriving in this country has been rising steadily since 1940, and is now projected by the U.S. Census Bureau to exceed 800,000 a year during the next decade.

   Americans of Hispanic origin are on the verge of becoming our nation's largest ethnic group. Hispanic household growth is three times the national average; and, with more than a third of the Hispanic population still under the age of 18, the boom is just beginning.

   At the forefront in our industry, Beazer has recognized this important market and has placed special emphasis on meeting the housing needs of our newest Americans. That's why last year we formed Premier Communities, a unique joint venture with Corporacion GEO, S.A. de C.V., the largest builder of affordable homes in Mexico.

   This summer we closed our first home at Oasis Ranch in El Paso - Premier Communities' inaugural development. Following the model set for all Premier developments, Oasis Ranch offers two- and three-bedroom single-family homes priced below $60,000. With Premier Communities, we are providing quality, affordable housing to an underserved market segment. Our plans call for expanding the Premier initiative to additional markets in Texas, Arizona, California and Florida.



                          16        Beazer Homes
                                    www.beazer.com

THE FIRST CHOICE OF FIRST-TIME BUYERS

The Premier initiative is an innovative extension of Beazer's long-time leadership in the first-time buyer segment of the market. Our core market is the first-time and affordable move-up homebuyer. These two groups account for the majority of Beazer homes purchased, mirroring the overall market where 78 percent of all new homes sold are priced under $200,000.

   According to Fannie Mae's National Housing Survey, America is made up of two kinds of adults: those who own a home and those who want to. Fully two-thirds of renters do so not by preference, but as a result of current career, family or financial circumstances. And among renters, nearly six in ten rate "buying a home" as a top priority. These aspirations explain why first-time buyers account for nearly one-third of all home purchases. Our ability to attract these buyers is not based on sales price alone. We have been a leader in efforts to break down barriers to homeownership. Initiatives such as our unique "rent to own" program with Equity Residential Partners is designed to make the process of becoming a homeowner more attainable.

[GRAPHIC]

REACHING NEW CUSTOMERS ONLINE 24/7


Accessibility is the central focus of one of our most important initiatives to date and one that will have a dramatic impact on how we connect with future buyers. The Internet has revolutionized how companies serve customers and grow their business, and the homebuilding industry is no exception. Internet usage and e-commerce is exploding. More than 50 million Americans were online within the last 30 days.

   We are proud that Beazer staked out an early leadership position with our award-winning Internet site, beazer.com. This year we significantly expanded our web presence when we became the first national homebuilder to form an alliance with NewHomeNetwork.com, a portal that receives more than 2 million page views per month and has been ranked as the most visited site of its kind by Media Metrics. Importantly, NewHomeNetwork.com has cross-promotional relationships with 134 newspapers (including USA TODAY and THE NEW YORK TIMES) reaching more than 50 million readers every week.

[GRAPHIC]



                          17        Beazer Homes
                                    www.beazer.com

                        LETTER TO SHAREHOLDERS CONTINUED

   Research has shown that the demographics of new homebuyers mirrors the profile of those who are going online. Online home research, for instance, is critical to relocators, and we have operations in each of the four biggest relocation markets - Atlanta, Dallas, Phoenix and Las Vegas. In fact, 65 percent of purchasers do their buying research online.

   Moreover, web-enabling the homebuying experience improves service and speeds decision making. Beazer's online visitors can examine alternative floor plans, learn about locations and amenities and even take a virtual tour of their potential purchase. These resources help prospects target their search and finalize a buying decision. Homebuyers who search online typically visit a third as many homes before buying, and their search takes just one month compared to
3.5 months for conventional buyers. In a recent survey, 90 percent of prospective homebuyers said they would use the Internet in their next homebuying process. We intend beazer.com to be the destination of choice for those homebuyers.


   [GRAPHIC]

   Achieved further geographic diversity and a major market position with the successful acquisition and integration of Trafalgar House, the fifth largest builder in metropolitan Washington, D.C.

   [GRAPHIC]


   These consumer-focused uses of the Internet, business-to-consumer (B2C), are only one aspect of our commitment to the use of the Internet. We are currently exploring numerous business-to-business (B2B) applications that we believe will transform the way we undertake business with our key suppliers and subcontractors. Imagine that after a homebuyer selects their appliances online, an integrated scheduling system immediately orders the products directly from the manufacturer and schedules just-in-time delivery to the home. The result: no paperwork to process and greater construction efficiency. Beazer is committed to being at the forefront of both B2C and B2B commerce on the Internet.

   E-commerce in homebuilding will further increase consolidation in the industry, strengthen the importance of branding and facilitate the customization of product. With the initiatives already underway and a strong commitment to use the best new cyber resources as they come onstream, Beazer is well positioned to thrive in this new electronic economy.

FINDING A BETTER WAY

The way our company embraced the Internet and explored its potential illustrates one of our greatest strengths: we're innovators. We thrive on finding a better way. We pride ourselves on being the first to seize opportunities. And, that attribute is not limited to the ranks of senior management; it permeates every level of our company - from the boardroom to the construction site. Whether it's experimenting with new energy efficient construction methods, adopting new information systems or creating marketing initiatives to reach new homebuyers, we encourage, nurture and applaud innovation. And, when it works, we share it with each other through extensive company-wide training programs.

   Professional training is a never-ending process at Beazer. After all, our company's growth and profitability relies foremost on the skill, expertise, willingness to innovate and commitment to quality of all Beazer employees. That's why Beazer



                          18        Beazer Homes
                                    www.beazer.com
launched an intense training regimen called "Boot Camps," where new construction superintendents can gain hands-on familiarity with the demands of project supervision.

   Extending that success, this year we broadened our training program with the creation of Beazer University. The goal: deliver quality training to Beazer employees in every specialty, both to enhance performance in their current jobs and to prepare them for greater responsibility in the future. Employees at all levels are encouraged to share best practices wisdom born of experience in the field.


   [GRAPHIC]

   - Surpassed $1 billion in revenues - a company first. o Earned $4.15 per share, more than double EPS in 1994, our first year as a public company. o First home closings for Premier Communities, a brand specifically targeted to America's growing immigrant population.

   [GRAPHIC]


   For example:

   - DON'T BELIEVE YOU CAN COMPLETE A QUALITY, 2,500-SQUARE-FOOT HOME IN JUST 22 DAYS? David Robinson, a Beazer construction manager in Tampa did it, and shares his insights with colleagues.

   - A ROOKIE AT NEW HOME SALES AND OVERWHELMED BY THE CHALLENGE? Jeanie Ng, our top Texas sales producer, who just joined the industry last fall and had sales of over $5 million in her first eight months, offers tips for achieving rapid success.

   Through both formal training sessions and constant information exchange we are committed to strengthening every link in the human resources chain to achieve industry-leading performance. We thank our employees for getting us where we are today, and we are confident our team has what it takes to excel in the future.

TURNING POTENTIAL INTO VALUE CREATED

As we complete this, our sixth annual report to you, we take pride in the successes of the past year, but we are even more focused on the ambitious goals we have set for the future. Beazer is well positioned to capitalize on the many positive demographic and geographic market trends. Even more importantly, our ability to execute on this potential is proven, as demonstrated by our strong financial performance to date and our industry-leading operations. We have the right people and talent, the right business plan and balance sheet, the right incentives and attitude to get the job done. In doing so, we will continue to meet our first and foremost goal - to further build profitability and realize VALUE CREATED for you, our shareholders.

   You might say that, in black and white, our future looks bright.


Very truly yours,



/s/ Brian C. Beazer                       /s/ Ian J. McCarthy
--------------------------                -------------------------------------
Brian C. Beazer                             Ian J. McCarthy
Chairman of the Board                     President and Chief Executive Officer


   December 10, 1999

                          19        Beazer Homes
                                    www.beazer.com

[GRAPHIC]

                               BEAZER PERFORMANCE
                                       IN
                                      BLACK
                                        &
                                      WHITE
                                  RECORD GROWTH
                                AND PROFITABILITY
                 UNDERSCORE BEAZER'S STRATEGIC EFFORTS TO BUILD
                    THE COMPANY INTO A FORMIDABLE COMPETITOR
                            AND DESIRABLE INVESTMENT.


Homes Closed
[GRAPHIC]
  97       98       99
5,785    6,113    7,589

In 1999 positive demographics and market expansion helped drive Beazer's top line growth.



Revenues
(in millions)
[GRAPHIC]
  97        98        99
$852.1   $977.4   $1,394.1

Record homes closed has helped post a 62% increase in revenue in just two years.



EBITDA
(in thousands)
[GRAPHIC]
   97           98           99
 $35.3        $59.8        $91.5

A focus on VALUE CREATED has resulted in EBITDA nearly tripling since 1997.



Net Income
(in millions)
[GRAPHIC]
   97           98           99
 $11.2        $23.2        $36.9

Net income has soared due to record revenues and a continued focus on efficiency.



Capital Turnover
[GRAPHIC]
  97     98    99
 2.75   2.65  3.23

A conservative approach to land holdings contributed to an all-time high capital turnover rate in 1999.



EBIT Margin
[GRAPHIC]
  97     98    99
 3.9%   5.8%  6.2%

Beazer's growing operational scale has resulted in increased profitability.



Return on Average Capital
[GRAPHIC]
  97        98     99
 10.7%    15.3%   19.9%

Beazer's record of performance for this key benchmark is one of the industry's best.



Return on Average Equity
[GRAPHIC]
  97            98                   99
 6.3%         12.3%                 17.0%

Record levels of profitability have allowed Beazer to double return on equity.


Note: See definitions on page 23.



                          20        Beazer Homes
                                    www.beazer.com

DEAR SHAREHOLDERS:

Beazer's financial strength is best viewed against the context of the homebuilding industry and the radical changes it has experienced over the past decade:

   -  significantly improved financial management of operations,

   -  decidedly more conservative balance sheets, and

   -  extensive industry consolidation.

   Beazer has been at the forefront of each of these changes.

BEAZER'S FINANCIAL MANAGEMENT TOOL:

VALUE CREATED

The top U.S. homebuilders have increasingly focused on generating returns in excess of their cost of capital. Beazer has been the most aggressive by designing a financial measurement and compensation system that focuses exclusively on capital return, called VALUE CREATED. For the past three years, this tool has allowed us to measure the extent to which we exceed our cost of invested capital. Today, compensation for all employees is based on Value Created.

   Although the measurement tools and methodology varies, other homebuilders have also concentrated on improving capital returns. Ten years ago, the return on average capital for the top-ten homebuilders was 10 percent. In 1999 to date, it has increased to 16 percent. Through the implementation of Value Created, Beazer has performed even better, generating a 20 percent return on capital employed in 1999.

CONSERVATIVE BALANCE SHEET MANAGEMENT:

A LOWER RISK PROFILE

At Beazer, a strong balance sheet has always been a financial goal and a key component of our growth strategy. We have long understood that a conservative financial position provides stability as well as the flexibility to be opportunistic in a cyclical industry. Our acquisition of Trafalgar House in fiscal 1999 demonstrates this ability.

   Again, Beazer policy has become industry practice. The homebuilding industry as a whole has lowered its leverage to reduce risk. In 1989, the top-ten homebuilders had an average debt to total capitalization ratio of over 60 percent. Today, that industry ratio stands at 49 percent. Beazer's ratio is even lower - 48 percent.

   Homebuilders also have decreased their reliance on short-term debt, reducing vulnerability to short-term capital market fluctuations and providing a more long-term strategic


[Graphic]

Return on Average                     Debt to Total
Capital                               Capitalization
Top-ten                               Top-ten
Homebuilders         Beazer           Homebuilders      Beazer

1989     10%                          1989     60%
1999     16%         1999     20%     1999     49%      1999     48%


                          21        Beazer Homes
                                    www.beazer.com

               A LETTER FROM OUR CHIEF FINANCIAL OFFICER CONTINUED

focus. Over the past ten years, top-ten builders have lowered the amount of short-term debt as a percentage of total debt from 57 to 16 percent. At Beazer, we have used short-term borrowings under our revolving credit facility only during the fiscal year and have paid it off entirely by year-end.

   Another significant improvement in the risk profile of our industry has been better land management. Beazer's goal has been to control a three-year supply of land - half or more controlled through options. The benefit of our land policy is evident in our capital turnover rate, which reached a company high of 3.2 times in 1999. Similarly, capital turnover for top-ten homebuilders has progressed from 1.5 times in 1989 to 2.5 times in 1999.

INDUSTRY CONSOLIDATION: BUILDING EFFICIENCIES

Over the past decade, larger public homebuilders, such as Beazer, have gained significant market share largely through consolidation. In 1999, the top-ten homebuilders closed 139 percent more homes than they did in 1989, even though the number of U.S. housing starts had increased only 29 percent. The acquisition of medium-sized, private builders has generally driven these market share gains. Beazer has certainly been a force behind this trend.

   Consolidation in our industry is producing many positive results. A more concentrated industry has translated into a more professional level of management. Bigger companies, also, can leverage their size to produce more efficient operations. More efficiency allows us to better serve the needs of homebuyers and build better brand recognition. We believe that consolidation is likely to continue.


[Graphic]


% Increase in
Home Closings
(1989-1999)

/ / U.S. Housing Starts          29%
/ / Top-ten Homebuilders        139%
/X/ Beazer                      620%

A STRONG BEAZER; A STRONG INDUSTRY

The statistics that we have shared with you underscore the significant strides that Beazer and our industry have made over the past decade. Today, we are better-managed businesses that boast large-scale operations with solid capital structures. At Beazer, we are proud of the role that we have played in driving these initiatives forward. Economic cycles have and will continue to be a fact of life. But one thing is certain, Beazer's geographic diversity, strong balance sheet and operational efficiency put us in the best position possible to take advantage of opportunities presented by changes in the economic environment.

   This year's report began by outlining our future in black and white.There is nothing more black and white than the actual numbers. So, we will let the highlights on the next page and in the following financial statements speak for themselves. We expect the trends reflected in these results - profitable growth and conservative financial management - to continue for Beazer investors in the coming years. Thank you to our shareholders, bondholders and bankers for your continued support.


/s/ David S. Weiss

David S. Weiss
Executive Vice President and Chief Financial Officer

December 10, 1999

                          22        Beazer Homes
                                    www.beazer.com

                            SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)
Year ended September 30:                    1999          1998       1997        1996        1995
-----------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA:

  Total revenue                         $ 1,394,074   $ 977,409   $ 852,110   $ 866,627  $  647,828
  Operating income                           61,800      36,916      17,656(1)   30,122      18,629
  Net income                                 36,934      23,201      11,189(1)   18,266      11,352
  Net income per common share:

   Basic                                       4.59        3.27        1.18(1)    2.24         1.26
   Diluted                                     4.15        2.66        1.15(1)    2.01         1.23
-----------------------------------------------------------------------------------------------------

BALANCE SHEET DATA:

  Cash                                   $     -      $  67,608   $   1,267   $  12,942   $  40,407
  Inventory                                 532,559     405,095     361,945     320,969     285,268
  Total assets                              594,568     525,591     399,595     356,643     345,240
  Total debt                                215,000     215,000     145,000     115,000     115,000
  Stockholders' equity                      234,662     199,224     179,286     178,701     164,544
-----------------------------------------------------------------------------------------------------

SUPPLEMENTAL FINANCIAL DATA:

  EBIT (2)                              $    86,013   $  56,525   $  33,051(1) $ 45,327   $  32,188
  EBITDA (2)                                 91,521      59,794      35,272(1)   46,855      33,542
  Interest incurred                          26,874      21,259      16,159      14,176      14,737
  EBIT/interest incurred                       3.20x       2.66x       2.05x      3.20x        2.18x
  EBITDA/interest incurred                     3.41x       2.81x       2.18x      3.31x        2.28x
-----------------------------------------------------------------------------------------------------

FINANCIAL STATISTICS (3):

  Total debt as a percentage of total
   debt and stockholders' equity               47.8%       51.9%       44.7%      39.2%        41.1%
  Asset turnover                               2.49x       2.11x       2.25x      2.47x        1.96x
  EBITmargin                                    6.2%        5.8%        3.9%       5.2%         5.0%
  Return on average assets                     15.4%        12.2%       8.7%      12.9%         9.8%
  Return on average capital                    19.9%        15.3%      10.7%      15.8%        11.8%
  Return on average equity                     17.0%        12.3%       6.3%      10.6%         7.2%

(1) Fiscal 1997 results include the effect of a $6,326 writedown to inventory in Nevada. Excluding the effect of the writedown, operating income, net income and diluted net income per share for fiscal 1997 are $23,982, $15,079 and $1.70, respectively. Excluding the effect of the writedown, EBIT and EBITDA for fiscal 1997 are $39,377 and $41,598, respectively. Excluding the effect of the writedown, EBIT margin, return on assets, return on capital and return on equity for fiscal 1997 are 4.6%, 10.4%, 12.7% and 8.4%.

(2) EBIT and EBITDA: EBIT (earnings before interest and taxes) equals net income before (a) previously capitalized interest amortized to costs and expenses;
   (b) income taxes; and cumulative effect of change in accounting principle. EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated by adding depreciation and amortization for the period to EBIT. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBIT and EBITDA are not intended to represent cash flows for the period nor have they been presented as an alternative to net income as an indicator of operating performance.

(3) Asset turnover = (total revenue divided by average total assets); EBIT margin = (EBIT divided by total revenues); Return on average assets = (EBIT divided by average total assets); Return on average capital = (EBIT divided by average total debt plus stockholders' equity); Return on average equity = (net income divided by average stockholders' equity).


                          23        Beazer Homes
                                    www.beazer.com

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

   The Company's consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, who were given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Deloitte & Touche LLP's audit report included on page 52 provides an independent opinion as to the fairness of presentation of the consolidated financial statements.

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

   The Company assessed its internal control system as of September 30, 1999 in relation to criteria for effective internal control over preparation of its published annual (and interim) financial statements described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commissions. Based on this assessment, the Company believes that, as of September 30, 1999, its system of internal controls over the preparation of its published annual (and interim) financial statements met these criteria. Deloitte & Touche LLP also reviews and tests the effectiveness of these systems to the extent they deem necessary to determine the extent of audit procedures needed in connection with their audit of the consolidated financial statements.

   The Audit Committee of the Board of Directors, which is composed of Directors who are not officers or employees of the Company, provides oversight to the financial reporting process. The independent auditors have unrestricted access to the Audit Committee.


/s/ Ian J. McCarthy

Ian J. McCarthy
President and Chief Executive Officer


/s/ David S. Weiss

David S. Weiss
Executive Vice President and Chief Financial Officer


/s/ Michael Rand

Michael Rand
Vice President and Controller

                          24        Beazer Homes
                                    www.beazer.com

                         OPERATIONS REVIEW/MANAGEMENT'S

                             DISCUSSION AND ANALYSIS

GENERAL:

   HOMEBUILDING: We design, build and sell single-family homes in the following regions and states:

         SOUTHEAST             SOUTHWEST           CENTRAL            MID-ATLANTIC
          Florida               Arizona              Texas              Maryland
          Georgia             California                               New Jersey
      North Carolina            Nevada                                  Virginia
      South Carolina
         Tennessee

   We intend, subject to market conditions, to expand in these markets and to consider entering new markets either through expansion from existing markets or through acquisitions of established regional homebuilders. We seek to be one of the five largest builders in each of the markets that we serve.

   Most of our homes are designed to appeal to entry-level and first-time move-up homebuyers, and are generally offered for sale in advance of their construction. Once a sales contract has been signed, we classify the transaction as a "new order." Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by these sales contracts are considered "backlog." We do not recognize revenue on homes in backlog. Revenue is recognized when the sale is closed and the risk of ownership has been transferred to the buyer.

   ANCILLARY BUSINESSES: We have established several businesses to support our core homebuilding operations. We operate design centers in the majority of our markets. Through design centers, homebuyers can choose non-structural upgrades and options for their new home. We also provide mortgage origination services for our homebuyers through Beazer Mortgage Company. Beazer Mortgage originates, processes and sells mortgages to third-party investors. Beazer Mortgage does not retain or service the mortgages that it originates. During fiscal 1999, we began providing title insurance services in certain Florida markets through our subsidiary, Homebuilders Title. We anticipate expanding our title services to additional markets during fiscal 2000. We will continue to evaluate opportunities to provide other ancillary services to our homebuyers.

   JOINT VENTURE IN AFFORDABLE HOUSING: During fiscal 1998, the Company entered into a joint venture with Corporacion GEO, S.A. de C.V., the largest builder of affordable homes in Mexico, to build homes in the United States. The joint venture, which operates under the name Premier Communities, focuses exclusively on the development, construction and sale of affordable housing throughout the U.S., initially priced between $35,000 and $60,000. The joint venture is owned 60% by Corporacion GEO and 40% by Beazer. Development has begun on Premier Communities' first community, Oasis Ranch, in El Paso, Texas. Additional sites have been acquired in El Paso and new sites are under review in Houston.

   VALUE CREATED: We evaluate our financial performance and the financial performance of our operations using VALUE CREATED, a variation of economic profit or economic value added. Value Created measures the extent to which we beat our cost of capital. It is calculated as earnings before interest and taxes
(EBIT) less a charge for all of the capital employed multiplied by our estimate of our weighted average cost of capital (currently 14%). Most of our employees receive incentive compensation based upon a combination of Value Created and the change in Value Created during the year. For key managers a portion of the incentive is put in a bank. The bank is always at risk, may be paid out over three years, and can be reduced by future negative performance. We believe that our Value Created system encourages managers to act like owners, rewards profitable growth and focuses attention on long-term loyalty and performance.


                          25        Beazer Homes
                                    www.beazer.com

                         OPERATIONS REVIEW/MANAGEMENT'S

                        DISCUSSION AND ANALYSIS CONTINUED

Results of Operations:

Year ended September 30,                                  1999                1998            1997
-------------------------------------------------------------------------------------------------------
                                                               %                     %
(dollars in thousands)                              Amount   Change      Amount   Change     Amount
-------------------------------------------------------------------------------------------------------
Number of new orders, net of cancellations (1):
  Southeast Region:
   Georgia                                              195     (9.3)%       215     30.3%       165
   North Carolina                                       927     11.6         831     36.7        608
   South Carolina                                       504     (2.7)        518     31.8        393
   Tennessee                                            452     (9.8)        501     21.3        413
   Florida                                              963     17.0         823    111.0        390
-------------------------------------------------------------------------------------------------------
     Total Southeast                                  3,041      5.3       2,888     46.7      1,969
-------------------------------------------------------------------------------------------------------
  Southwest Region:
   Arizona                                            1,208    (22.2)      1,552     22.8      1,264
   California                                         1,298      3.2       1,258     23.7      1,017
   Nevada                                               394     (9.4)        435    (18.8)       536
-------------------------------------------------------------------------------------------------------
     Total Southwest                                  2,900    (10.6)      3,245     15.2      2,817
-------------------------------------------------------------------------------------------------------
  Central Region:
   Texas                                                485    (35.2)        749     (2.1)       765
-------------------------------------------------------------------------------------------------------
  Mid-Atlantic Region:

   Maryland                                             303    n/a
   New Jersey                                           191    n/a
   Virginia                                             615    n/a
-------------------------------------------------------------------------------------------------------
     Total Mid-Atlantic                               1,109    n/a
-------------------------------------------------------------------------------------------------------
      Total                                           7,535      9.5       6,882     24.0%     5,551
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Backlog at end of year:
  Southeast Region:

   Georgia                                               60    (34.8)%        92    114.0%        43
   North Carolina                                       253     11.9         226     31.4        172
   South Carolina                                       177     (2.7)        182     67.0        109
   Tennessee                                            120    (22.1)        154     90.1         81
   Florida                                              389     13.7         342    242.0        100
-------------------------------------------------------------------------------------------------------
     Total Southeast                                    999      0.3         996     97.2        505
-------------------------------------------------------------------------------------------------------
  Southwest Region:
   Arizona                                              462     (3.3)        478     82.4        262
   California                                           205     12.6         182    133.3         78
   Nevada                                               119     43.4          83    (40.3)       139
-------------------------------------------------------------------------------------------------------
     Total Southwest                                    786      5.8         743     55.1        479
-------------------------------------------------------------------------------------------------------
  Central Region:
   Texas                                                206    (35.2)        318     52.9        208
-------------------------------------------------------------------------------------------------------
  Mid-Atlantic Region:

   Maryland                                             154    n/a
   New Jersey                                           108    n/a
   Virginia                                             305    n/a
-------------------------------------------------------------------------------------------------------
     Total Mid-Atlantic                                 567    n/a
-------------------------------------------------------------------------------------------------------
      Total                                           2,558     24.4       2,057     72.6      1,192
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

                          26        Beazer Homes
                                    www.beazer.com

Year ended September 30,                                 1999                 1998            1997
                                                               %                     %
(dollars in thousands)                              Amount   Change      Amount   Change     Amount
-------------------------------------------------------------------------------------------------------
Number of closings:
  Southeast Region:
   Georgia                                              227     36.7%        166     (4.6)%      174
   North Carolina                                       900     15.8         777     23.7        628
   South Carolina                                       509     14.4         445     13.8        391
   Tennessee                                            486     13.6         428     (6.3)       457
   Florida                                              986     45.6         677     71.8        394
-------------------------------------------------------------------------------------------------------
     Total Southeast                                  3,108     24.7       2,493     22.0      2,044
-------------------------------------------------------------------------------------------------------
  Southwest Region:
   Arizona                                            1,224     (8.4)      1,336     (5.6)     1,416
   California                                         1,275     10.5       1,154     11.5      1,035
   Nevada                                               358    (27.1)        491    (13.4)       567
-------------------------------------------------------------------------------------------------------
     Total Southwest                                  2,857     (4.2)      2,981     (1.2)     3,018
-------------------------------------------------------------------------------------------------------
  Central Region:
   Texas                                                597     (6.6)        639    (11.6)       723
-------------------------------------------------------------------------------------------------------
  Mid-Atlantic Region:

   Maryland                                             306    n/a
   New Jersey                                           211    n/a
   Virginia                                             510    n/a
-------------------------------------------------------------------------------------------------------
     Total Mid-Atlantic                               1,027    n/a
-------------------------------------------------------------------------------------------------------
      Total                                           7,589     24.1%      6,113      5.7%     5,785
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Homebuilding revenues:

   Southeast Region                              $  518,589     30.6%   $396,954     19.2%  $333,138
   Southwest Region                                 526,931     17.2     449,766     11.4    403,864
   Central Region                                   106,767     (2.3)    109,298     (2.9)   112,518
   Mid-Atlantic Region                              224,270    n/a
-------------------------------------------------------------------------------------------------------
      Total                                      $1,376,557     44.0%   $956,018     12.5%  $849,520
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Average sales price per home closed:

   Southeast Region                                $    166.9    4.8%     $  159.2   (2.3)%   $  163.0
   Southwest Region                                     184.4   22.2         150.9   12.8        133.8
   Central Region                                       178.8    4.6         171.0    9.9        155.6
   Mid-Atlantic Region                                  218.4  n/a
-------------------------------------------------------------------------------------------------------
      Total                                        $    181.4   16.0%     $  156.4    6.5%    $  146.8
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Number of active subdivisions at year end:

   Southeast Region                                     111     (1.8)%       113      8.7%       104
   Southwest Region                                      63      6.8          59     (1.7)        60
   Central Region                                        26    (16.1)         31     (6.1)        33
   Mid-Atlantic Region                                   41    n/a
-------------------------------------------------------------------------------------------------------
      Total                                             241     18.7%        203      3.0%       197
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

n/a Percentage change is not applicable. We entered the Mid-Atlantic region in December 1998 by acquiring the assets of the homebuilding operations of Trafalgar House Property, Inc.

(1) New orders for 1999 and 1998 do not include 555 and 96 homes in backlog, respectively, from acquired operations.


                          27        Beazer Homes
                                    www.beazer.com

                         OPERATIONS REVIEW/MANAGEMENT'S

                        DISCUSSION AND ANALYSIS CONTINUED

NEW ORDERS:

New orders increased in both of the last two years. These increases resulted from Beazer taking advantage of strong economic conditions in most of the markets where we operate by increasing our investment in those markets. The overall increase in 1999 compared to 1998 is also attributable to the growth of the Mid-Atlantic region, entered via acquisition in December 1998. We have actively raised prices during 1999 to increase margins (despite rising labor and materials costs) in most of our markets. In certain markets this has resulted in declines in new order levels, especially in Arizona and Texas. The average sales price in backlog for the Arizona and Texas markets is up 9% and 6%, respectively.


[Graphic]


New Orders

      97     5,551
      98     6,882
      99     7,535

Southeast                  Southwest                 Central           Mid-Atlantic

1997     1,969             1997     2,817            1997     765
1998     2,888             1998     3,245            1998     749
1999     3,041             1999     2,900            1999     485      1999     1,109


   The fundamentals that drive sales activity are numerous and varied. On a macro level, job creation, household formation, low unemployment, high consumer confidence and stable mortgage interest rates each contribute to a positive general homebuilding environment in a market. Local new order trends are affected by:

   -  Our ability to stay ahead of changing customer preferences,

   -  Local demographic trends,

   -  Desirable product mix in the right locations, and

   - Adequate product supply (as measured by the number of active subdivisions).

BACKLOG:

The increases in unit backlog in each of the past two years reflect the favorable homebuilding environment driving new order activity. The increases in aggregate dollar value also reflect our ability to raise prices in most markets, and the additional revenues realized through use of design centers.


[Graphic]


Aggregate Sales Value
of Homes in Backlog
(in thousands)

97       $190,439
98       $347,304
99       $481,514

Southeast                  Southwest                 Central                    Mid-Atlantic
1997     $ 81,720          1997     $ 73,346         1997     $35,373
1998      169,261          1998     122,345          1998     55,698
1999      172,431          1999     142,065          1999     38,195            1999    $128,823


                           1999     1998    1997


Average sales price
  of homes in backlog     $188.2  $168.8   $159.8

                          28        Beazer Homes
                                    www.beazer.com

SEASONALITY AND QUARTERLY VARIABILITY:

Our homebuilding operating cycle generally reflects escalating new order activity in our second and third fiscal quarters and higher closings in the third and fourth fiscal quarters. We believe that this seasonality reflects the preference of homebuyers to shop for a new home in the spring, as well as the scheduling of construction to accommodate seasonal weather conditions.

   The following chart presents certain unaudited quarterly operating data for our last twelve fiscal quarters and is indicative of this seasonality.


[Graphic]


         New Orders

              Q1         Q2         Q3         Q4

/ / 1997     1,034      1,534      1,594      1,389
/ / 1998     1,086      2,277      1,983      1,536
/X/ 1999     1,349      2,358      2,134      1,694


[Graphic]


          Closings

              Q1         Q2         Q3         Q4

/ / 1997     1,113      1,227      1,315      2,130
/ / 1998     1,038      1,373      1,497      2,205
/X/ 1999     1,396      1,801      1,961      2,431

FINANCIAL RESULTS:

The following table provides additional details of revenues and certain expenses included in our consolidated statements of operations (in thousands).

Year ended September 30,                                       1999        1998        1997
------------------------------------------------------------------------------------------------

Revenues:

   Homebuilding                                            $1,376,557    $956,018    $849,520
   Land and lot sales                                          10,553      16,834       1,581
   Mortgage originations                                       13,059       8,295       1,767
   Intercompany elimination - mortgage                         (6,095)     (3,738)       (758)
------------------------------------------------------------------------------------------------
     Total revenue                                         $1,394,074    $977,409    $852,110
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Cost of home construction and land sales:

   Homebuilding                                            $1,151,460    $799,425    $720,390
   Land and lot sales                                           8,077      15,516       1,552
   Intercompany elimination - mortgage                         (6,095)     (3,738)       (758)
------------------------------------------------------------------------------------------------
     Total cost of home construction and land sales        $1,153,442    $811,203    $721,184
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Selling, general and administrative:

   Homebuilding operations                                 $  145,201    $105,946    $ 90,860
   Mortgage origination operations                              8,162       4,313       1,227
------------------------------------------------------------------------------------------------
     Total selling, general and administrative             $  153,363    $110,259    $ 92,087
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

                          29        Beazer Homes
                                    www.beazer.com

                         OPERATIONS REVIEW/MANAGEMENT'S

                        DISCUSSION AND ANALYSIS CONTINUED

REVENUES:

In 1999, revenues increased in our Southeast and Southwest regions. Revenues in the Southeast increased consistently with the increase in home closings. The increase in the Southwest is the result of increases in average sales price with fewer home closings. Our Mid-Atlantic region contributed $224 million in revenue in the 10 months following completion of the acquisition of Trafalgar House in December 1998.


[Graphic]


Homebuilding Revenues by Region
(in thousands)

            Southeast       Southwest        Central         Mid-Atlantic
/ / 1997     $333.1          $403.9           $112.5
/ / 1998      397.0           449.8            109.3
/X/ 1999      518.6           526.9            106.8            $224.3


[Graphic]


Average Sales Price by Region
(in thousands)

            Southeast       Southwest        Central         Mid-Atlantic
/ / 1997     $163.0          $133.8           $155.6
/ / 1998      159.2           150.9            171.0
/X/ 1999      166.9           184.4            178.8            $218.4

   The increase in homebuilding revenues for the year ended September 30, 1998, compared to the year ended September 30, 1997, is the result of both an increase in the average price per home closed and increases in the number of homes closed. The increase in average price is largely attributable to sales price increases during fiscal 1998 in several markets and higher revenue contributions from upgrades sold through our design centers.

   Consistent with our stated policy of reducing our investment in markets and projects that are not meeting or exceeding our overall cost of capital, we executed several land sales during fiscal 1999 and 1998. We did not realize significant profit or loss on these land sales. We did not have any significant land and lot sales during fiscal year 1997.

COST OF HOME CONSTRUCTION AND LAND SALES:

The increase in gross margins in each of the last two fiscal years is the result of continued improvements from our profitability initiatives, specifically design centers and mortgage origination operations. The gross margin on items sold through our design centers are approximately double that of our base homes. Mortgage origination


[Graphic]


                     97        98            99
/ / Revenues        $852,110   $977,409    $1,394,074
/X/ Cost of home
    construction    721,184    811,203     1,153,442
    Gross Margin    15.4%      17.0%       17.3%

                          30        Beazer Homes
                                    www.beazer.com
operations contribute to gross margin improvements by directing payment of certain closing costs and discounts to Beazer Mortgage rather than a third-party lender. These payments are eliminated against the corresponding revenue recognized by the mortgage origination operations, thus reducing total cost of sales. In addition, a strong general economic environment during the two years allowed us to raise sales prices in most of our markets, thereby reducing the impact of rising labor and materials costs.


[Graphic]

SG&A


1997            1998        1999
10.8%           11.3%       11.0%


   During the year ended September 30, 1997, we recorded a pretax charge of $6.3 million ($3.9 million after tax) to write down two properties located in Nevada to their fair market value (estimated based on the sales prices of comparable projects).

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE:

During 1998, we made significant investments in improving our information systems and opening mortgage origination operations and design centers. Many of these up front costs were expensed, resulting in an increase in SG&A as a percentage of revenues. The efficiencies and savings associated with these initiatives contributed to the reduction of SG&A as a percentage of revenues in 1999. In addition, in 1999, a higher level of revenues allowed us to achieve more leverage off the fixed portion of SG&A.

EQUITY LOSS OF UNCONSOLIDATED JOINT VENTURE:

Our unconsolidated joint venture in affordable housing, Premier Communities, began operations in its first community, Oasis Ranch, in El Paso, Texas, during fiscal 1999. We have recognized our share of the joint venture's losses of approximately $2.1 million during the year ended September 30, 1999 and have included these losses in other income (expense). These losses include the expensing of start-up costs in El Paso and much of the up front investment in establishing and expanding this venture. After opening our first community in El Paso, we recently expanded the venture to Houston.

MORTGAGE ORIGINATION OPERATIONS:

During fiscal 1999, Beazer Mortgage established branches in the Mid-Atlantic region and now has operations serving each of the 12 states where Beazer does business. During fiscal 1998, we completed rolling out Beazer Mortgage into the nine states where Beazer then did business. Beazer Mortgage served only five states in 1997.


[Graphic]


Number of
Mortgages Originated      97        98       99

 Total Closings        5,785       6,113     7,589
 BMC Originations        960       3,100     3,896
 Capture Rate             17%         51%       51%



INCOME TAXES:

Income taxes for fiscal 1999, 1998 and 1997, were provided at effective rates of 39.0%, 38.1% and 38.5%, respectively. Slight fluctuations in our effective tax rate are the result of variations in state income tax rates.

                          31        Beazer Homes
                                    www.beazer.com

                         OPERATIONS REVIEW/MANAGEMENT'S

                        DISCUSSION AND ANALYSIS CONTINUED

FINANCIAL CONDITION AND LIQUIDITY:

At September 30, 1999, Beazer had no outstanding borrowings under our $200 million unsecured revolving credit facility. We fulfill our short-term cash requirements with cash generated from our operations and funds available from our unsecured revolving credit facility. Available borrowings under this credit agreement are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable and were $163 million at September 30, 1999. The credit facility currently expires in November 2002.

   During the year ended September 30, 1999, we utilized borrowings under the credit facility of approximately $90.0 million for the acquisition of the residential homebuilding operations of Trafalgar House Property, Inc. During the year ended September 30, 1998, we used borrowings under the credit facility of approximately $16.8 million for the acquisition of the Orlando, Florida, operations of Calton Homes of Florida, Inc. All such borrowings for these acquisitions were repaid as of September 30, 1999 and 1998, respectively.

   At September 30, 1999, we had the following long-term debt (in thousands):

Debt                                          Interest Rate         Due              Amount
-----------------------------------------------------------------------------------------------

1998 Senior Notes                                 8 7/8%          April 2008         $100,000
1994 Senior Notes                                 9%              March 2004          115,000
-----------------------------------------------------------------------------------------------
                                                                                     $215,000
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


   All significant subsidiaries of Beazer Homes USA, Inc. are guarantors of the Notes and our obligations under the credit facility, and are jointly and severally liable for our obligations under the Notes and the credit facility. Separate financial statements and other disclosures concerning each of the significant subsidiaries are not included, as the aggregate assets, liabilities, earnings and equity of the subsidiaries equal such amounts for the Company on a consolidated basis and separate subsidiary financial statements are not considered material to investors. The total assets, revenues and operating profit of the non-guarantor subsidiaries are in the aggregate immaterial to the Company on a consolidated basis. Neither the credit facility nor the Notes restrict distributions to Beazer Homes USA, Inc. by its subsidiaries.


[Graphic]


   Land Bank      Optioned          Owned

                  14,361            9,100

   We attempt to maintain a 3-year supply of land, with half or more controlled through options. At September 30, 1999, we controlled 23,461 lots (a 3.1-year supply, based on fiscal 1999 closings), with 9,100 lots owned and 14,361 lots under option. At September 30, 1999, we had commitments with respect to option contracts with specific performance obligations of approximately $47.7 million. We expect to exercise all of our option contracts with specific perfor-mance obligations and, subject to market conditions, substantially all of our options contracts without specific performance obligations.

   During fiscal 1999, we induced the conversion of 1,997,836 shares of our then outstanding preferred stock into common stock. We paid an aggregate of $1.3 million in cash as a part of the inducement transactions. The 2,164 shares of preferred stock not converted into common stock were redeemed for cash (including accrued and unpaid dividends) at $26.678 per preferred share. We currently have no shares of preferred stock outstanding. By inducing conversion of the preferred stock, we were able to simplify our capital structure and eliminate our annual $4 million cash dividend.

                          32        Beazer Homes
                                    www.beazer.com

   We believe that our current borrowing capacity at September 30, 1999, and anticipated cash flows from operations are sufficient to meet liquidity needs for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 (as now amended) is effective for years beginning after June 15, 2000. The Company has not yet completed an analysis of the effect of this standard on its financial statements.

YEAR 2000 COMPLIANCE AND READINESS DISCLOSURES:

GENERAL: We believe that we have adequately prepared for the Year 2000 issue and that it should not have a direct material impact on our financial condition or results of operations. We recognize the importance of the Year 2000 issue and we have taken a proactive approach intended to facilitate an appropriate transition into the Year 2000. This proactive approach included the following phases:

-  Allocation of Company resources to manage the approach,

- Evaluation of the Company's information technology ("IT") systems and non-IT systems that include imbedded microprocessors (together the Company's "Internal Systems"),

- Evaluation of IT and non-IT systems for principal vendors ( principally subcontractors) and other service providers (together the Company's "External Systems"),

- Evaluation of risk associated with Internal and External Systems compliance efforts,

-  Test all material Internal and External Systems as practicable,

- Creation of contingency plans for non-compliance of either Internal or External Systems, and

- Determination of the expected total cost of a complete state of readiness for the Company.

   STATE OF READINESS: We have implemented a series of profitability initiatives during fiscal 1998 and 1999, including a streamlining of all Internal Systems. These efforts included updating the hardware and software being used by a majority of our employees. All such purchases contemplated future Year 2000 issues and are considered compliant. As such, our Year 2000 initiative has not required substantial investments as of September 30, 1999, and we do not believe it will require a substantial future investment.

   Our principal Internal Systems include our general systems architecture (local and wide area networks), common financial system, executive information system, payroll services system and cash management system. We are currently operating on the latest version of each of the listed systems (excluding architecture) and have received representations from the vendors indicating that they are Year 2000 compliant. We have evaluated the compliance of our general systems architecture. Despite the certifications from the software vendors, we have tested the compliance of our principal Internal Systems during fiscal 1999.

   Our principal External Systems include those of our subcontractors, significant raw material vendors, and general service providers such as telecommunications and power. We have substantially completed our evaluation of significant subcontractors and raw material providers via inquiry. We have not performed our own tests on these systems, and no assurance can be given as to the compliance of these systems. Based on the information currently available, we are not aware of any material non-compliance by our general service providers; however, we do not control these systems and cannot assure their compliance.

                          33        Beazer Homes
                                    www.beazer.com

                         OPERATIONS REVIEW/MANAGEMENT'S

                        DISCUSSION AND ANALYSIS CONTINUED

   COSTS: As of September 30, 1999, less than $250,000 of outside consulting costs have been incurred related to our Year 2000 initiatives. We may incur additional capital expenditure and internal staff costs, as well as additional outside consulting expenditures related to this process. However, based on currently available information, we do not expect the total costs of these initiatives to exceed $500,000.

   RISKS PRESENTED BY THE YEAR 2000 ISSUE: Our failure to appropriately address a material Year 2000 issue within our Internal Systems, or the failure by any third party to address an External System could have a material adverse impact on our financial condition, liquidity or results of operations. To date, however, we have not identified any material Internal or External System that presents a significant risk of not being Year 2000 ready for which a suitable alternative does not exist. With continued evaluation, however, we may identify an Internal or External System that presents a risk for a Year 2000 disruption in operations. The homebuilding construction process by nature is labor intensive and could operate for a limited time in a manual environment. At this time, we believe the most likely worst-case scenario for us would result if there were a significant disruption in services provided by banking institutions, utility service providers, or certain government agencies which could inhibit our ability to deliver finished homes to our customers.

   CONTINGENCY PLANS: We are in the process of identifying contingency plans that would allow for the construction and delivery of homes to customers should any of our Internal or External Systems fail. These contingency plans will consist of construction and raw material scheduling arrangements and potential alternative financing options for homebuyers.

OUTLOOK:

We are optimistic about our prospects for fiscal 2000 and confident about our long-term prospects. As a result of increased backlog at September 30, 1999, we expect home closings to be strong for the first six months of fiscal 2000. Over the long-term, projected population growth and, subsequently, household formation will drive demand for housing, especially in the growth states in which we operate. We continue to refine and improve the construction process with technology, invest in our people through education and explore new ways to market our product via the Internet. All the while, we are maintaining financial discipline through the framework of our Value Created incentive plan. In the event of a short-term decline in housing demand, we believe we will be able to grow market share via acquisition. Our five-year goal is to deliver 15,000 home closings and earn over $9.00 per diluted common share by 2004.

                          34        Beazer Homes
                                    www.beazer.com

                              SAFE HARBOR STATEMENT

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS
OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain of the statements contained in this report, including those under "Outlook" and "Financial Condition," constitute "forward-looking statements" within the meaning of the federal securities laws. Any statements herein regarding our growth over the next five years, including statements regarding number of home closings and earnings, are expressions of goals only, do not constitute estimates, projections, or predictions and may not come true. While the Company believes that our discussions of our goals for future performance and other forward-looking statements are reasonable, Beazer's business is dependent upon general economic conditions and is subject to risks and uncertainties that could cause actual results to differ materially in amount or timing from those expressed in, or implied by, such statements. The most significant factors that could cause actual results including our earnings to differ materially from those expressed in our forward-looking statements include, but are not limited to, the following:

-  Economic changes nationally or in one of the Company's local markets,

-  Volatility of mortgage interest rates,

-  Increased competition in some of the Company's local markets,

- Increased prices for labor, land and raw materials used in the production of houses,

-  Increased land development cost on projects under development,

-  Any delays in reacting to changing consumer preference in home design,

- Delays or difficulties in implementing the Company's initiatives to reduce its production and overhead cost structure,

- Our inability to effect growth through acquisition at a favorable price, particularly at a time of a short-term decline in housing demand, and

- Delays in land development or home construction resulting from adverse weather conditions in one of the Company's local markets.

                          35        Beazer Homes
                                    www.beazer.com

                             BEAZER HOMES USA, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share amounts)
Year ended September 30,                                           1999        1998          1997
----------------------------------------------------------------------------------------------------

Total revenue                                                   $1,394,074   $977,409      $852,110
Costs and expenses:
  Home construction and land sales                               1,153,442    811,203       721,184
  Writedown of inventory                                                                      6,326
  Amortization of previously capitalized interest                   25,469     19,031        14,857
  Selling, general and administrative                              153,363    110,259        92,087
----------------------------------------------------------------------------------------------------

Operating income                                                    61,800     36,916        17,656
Other income (expense)                                              (1,256)       578           538
----------------------------------------------------------------------------------------------------
Income before income taxes                                          60,544     37,494        18,194
Provision for income taxes                                          23,610     14,293         7,005
----------------------------------------------------------------------------------------------------
Net income                                                       $  36,934   $ 23,201      $ 11,189
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Dividends and other payments to

  preferred stockholders                                          $  3,343    $ 4,000       $ 4,000

Net income applicable to common stockholders:

  Basic                                                          $  33,591   $ 19,201       $ 7,189
  Diluted                                                           36,934     23,021        11,189

Weighted average number of shares (in thousands):

  Basic                                                              7,320      5,864         6,088
  Diluted                                                            8,895      8,731         6,274

Net income per common share:

  Basic                                                            $  4.59     $ 3.27        $ 1.18
  Diluted                                                             4.15       2.66          1.15

                          36        Beazer Homes
                                    www.beazer.com

                             BEAZER HOMES USA, INC.

                           CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share amounts)
September 30,                                                                  1999          1998
-----------------------------------------------------------------------------------------------------
ASSETS:
  Cash and cash equivalents                                                                $ 67,608
  Accounts receivable                                                        $ 21,416        16,949
  Inventory                                                                   532,559       405,095
  Deferred tax asset                                                            5,714         3,283
  Property, plant and equipment, net                                           13,102        12,332
  Goodwill, net                                                                 8,051         8,853
  Other assets                                                                 13,726        11,471
-----------------------------------------------------------------------------------------------------
   Total Assets                                                              $594,568      $525,591
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

  Trade accounts payable                                                     $ 45,984      $ 50,165
  Other liabilities                                                            98,922        61,202
  Revolving credit facility                                                      -             -
  Senior Notes                                                                215,000       215,000
-----------------------------------------------------------------------------------------------------
   Total Liabilities                                                         $359,906      $326,367
Stockholders' Equity:
  Preferred stock (par value $.01 per share, 5,000,000 shares authorized, no shares issued at September 30, 1999, 2,000,000 issued and outstanding
   with a $50,000 aggregate liquidation preference at September 30, 1998)                        20
  Common stock (par value $.01 per share, 30,000,000 shares
   authorized, 12,265,899 and 9,559,200 issued,
   8,974,122 and 6,267,423 outstanding)                                           123            93
  Paid in capital                                                             194,528       192,729
  Retained earnings                                                            97,488        64,003
  Unearned restricted stock                                                    (5,494)       (5,638)
  Treasury stock, at cost (3,291,777 shares)                                  (51,983)      (51,983)
-----------------------------------------------------------------------------------------------------
   Total Stockholders' Equity                                                 234,662       199,224
-----------------------------------------------------------------------------------------------------

   Total Liabilities and Stockholders' Equity                                $594,568      $525,591
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                          37        Beazer Homes
                                    www.beazer.com

                             BEAZER HOMES USA, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                         Unearned
                                Preferred  Common   Paid in Retained   Restricted  Treasury
(dollars in thousands)            Stock     Stock   Capital Earnings      Stock      Stock    Total
----------------------------------------------------------------------------------------------------
Balance, September 30, 1996      $ 20      $ 93   $187,477   $37,613    $(1,446) $(45,056) $178,701

  Purchase of treasury stock
   (517,510 shares)                                                                (6,927)   (6,927)
  Issuance of restricted stock
   (50,757 shares)                                     321                 (321)
  Amortization of unearned
   restricted stock                                                         323                 323
  Preferred stock dividends paid                              (4,000)                        (4,000)
  Net Income                                                  11,189                         11,189
----------------------------------------------------------------------------------------------------
Balance, September 30, 1997        20        93    187,798    44,802     (1,444)  (51,983)  179,286

  Issuance of restricted stock
   (238,000 shares)                                  4,805               (4,805)
  Amortization of unearned
   restricted stock                                                         611                 611
  Preferred stock dividends paid                              (4,000)                        (4,000)
  Vesting of restricted stock                          126                                      126
  Net Income                                                  23,201                         23,201
----------------------------------------------------------------------------------------------------
Balance, September 30, 1998        20        93    192,729    64,003     (5,638)  (51,983)  199,224

  Issuance of restricted stock
   (137,604 shares)                                    789                 (789)
  Amortization of unearned
   restricted stock                                                         933                 933
  Stock options exercised                     1        202                                      203
  Vesting of restricted stock                 2        815                                      817
  Dividends and other payments
   to preferred stockholders                                  (3,449)                        (3,449)
  Conversion and redemption
   of preferred stock             (20)       27         (7)
  Net Income                                                  36,934                         36,934
----------------------------------------------------------------------------------------------------
Balance, September 30, 1999      $  -      $123   $194,528   $97,488    $(5,494) $(51,983) $234,662
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements

                          38        Beazer Homes
                                    www.beazer.com

                             BEAZER HOMES USA, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)
-----------------------------------------------------------------------------------------------------------
Year ended September 30,                                             1999          1998            1997

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                       $  36,934      $  23,201      $  11,189
  Adjustments to reconcile net income to net cash
   provided (used) by operating activities:

   Depreciation and amortization                                     5,508          3,269          2,221
   Provision for deferred income taxes                              (2,431)           340         (1,280)
   Writedown of inventory                                                                          6,326
   Changes in operating assets and liabilities,
     net of effects from acquisitions
     Increase in inventory                                         (23,129)       (26,220)       (47,302)
     Increase (decrease) in trade accounts payable                 (26,134)        15,824         13,012
     Increase (decrease) in other accrued liabilities               43,316         18,344           (645)
     Other                                                             219         (7,609)        (3,988)
-----------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                    34,283         27,149        (20,467)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                             (4,104)        (5,775)        (9,445)
   Investment in unconsolidated joint venture                       (2,100)        (1,200)
   Acquisitions, net of cash acquired                              (91,800)       (16,766)
-----------------------------------------------------------------------------------------------------------
Net cash used by investing activities                              (98,004)       (23,741)        (9,445)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of 8 7/8% Senior Notes                                  100,000
   Net borrowings under revolving credit facility                                 (30,000)        30,000
   Debt issuance costs                                                (438)        (3,067)          (836)
   Dividends and other payments to
     preferred stockholders                                         (3,449)        (4,000)        (4,000)
   Common share repurchases                                                                       (6,927)
-----------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                    (3,887)        62,933         18,237
-----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                   (67,608)        66,341        (11,675)
Cash and cash equivalents at beginning of year                      67,608          1,267         12,942
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $    --        $  67,608      $   1,267
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
     Interest paid                                               $  25,356      $  20,379      $  15,659
     Income taxes paid                                              25,909         14,533          5,399

                          39        Beazer Homes
                                    www.beazer.com

                              NOTES TO CONSOLIDATED

                              FINANCIAL STATEMENTS

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

ORGANIZATION - Beazer Homes USA, Inc. is one of the largest single-family homebuilders in the United States. We design, build and sell single-family homes in 32 markets located in Arizona, California, Florida, Georgia, Maryland, Nevada, New Jersey, North Carolina, South Carolina, Tennessee, Texas and Virginia. Beazer Mortgage Corp. ("Beazer Mortgage") and Homebuilders Title (formed in 1999) provide mortgage origination and title services to our homebuyers.

BASIS OF PRESENTATION - The accompanying consolidated financial statements include the accounts of Beazer Homes USA, Inc., and our wholly owned subsidiaries. Intercompany balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - We consider cash investments with maturities of three months or less when purchased to be cash equivalents.

INVENTORY - Inventory consists solely of residential real estate developments. Interest, real estate taxes and development costs are capitalized in inventory during the development and construction period.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at cost. Depreciation is computed on a straight line basis at rates based on estimated useful lives as follows:

Building                                                        15 years
Machinery and equipment                                       3-12 years
Information systems                                            3-5 years
Furniture and fixtures                                         3-5 years


INCOME TAXES - Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

REVENUE RECOGNITION AND CLASSIFICATION OF COSTS - Revenue from the sale of residential units or land parcels is recognized when closings have occurred and the risk of ownership is transferred to the buyer. Sales commissions are included in selling, general and administrative expense.

   Fees paid to Beazer Mortgage from third-party lenders are recognized as revenue concurrent with the closing on the sale of the residential unit. All expenses of operating Beazer Mortgage are included in selling, general and administrative expense in the period incurred.

GOODWILL - Goodwill represents the excess of the purchase price over the fair value of assets acquired and is being amortized over a 15-year period. Amortization expense was $801,000, $736,000 and $541,000, for the years ended September 30, 1999, 1998 and 1997, respectively. Accumulated amortization was $3,986,000 and $3,185,000 at September 30, 1999 and 1998, respectively. In the event that facts and circumstances indicate that the carrying value of goodwill may be impaired, an evaluation of recoverability is performed. The evaluation compares the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write down to market value or discounted cash flow value is required.

                          40        Beazer Homes
                                    www.beazer.com

WARRANTY COSTS - Estimated future warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized. Such estimated warranty costs generally range from 0.5% to 1.0% of total revenue and, based upon experience, have been sufficient to cover costs incurred.

OTHER LIABILITIES - Other liabilities includes homebuyer deposits, land purchase obligations, accrued compensation and various other accrued expenses.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The historical carrying amount of short-term financial instruments is a reasonable estimate of fair value. The fair value of our publicly held debt is estimated based on the quoted bid prices for these debt instruments. The fair values of our publicly held debt approximate their book values at September 30, 1999 and 1998.

EARNINGS PER SHARE - The computation of basic earnings per common share is determined by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share additionally gives effect (when dilutive), to stock options, stock awards, and the assumed conversion of convertible preferred stock.

SEGMENT REPORTING - We have determined that our operating activities consist of one reportable segment, the homebuilding segment, which specializes in the design, construction and sale of residential housing.

STOCK-BASED COMPENSATION - As described in Note 12, we follow the intrinsic value method to account for compensation expense related to the award of stock options and to furnish the pro forma disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Since our stock option awards are granted at prices no less than the fair-market value of the shares at the date of grant, no compensation expense is recognized. Compensation expense related to restricted stock awards is determined at the date of grant, recorded as unearned compensation expense and amortized over the vesting period of the awarded shares. The unearned compensation expense related to such awards is reflected as a reduction of stockholders' equity.

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

INVESTMENT IN UNCONSOLIDATED JOINT VENTURE - We use the equity method of accounting for our investment in Premier Communities, a joint venture in affordable housing (see Note 14). Our investment in the venture is classified as other assets and our share of operating losses is included in other income (expense).

RECLASSIFICATIONS - Certain items in prior period financial statements have been reclassified to conform to the current presentation.

                          41        Beazer Homes
                                    www.beazer.com

                              NOTES TO CONSOLIDATED

                         FINANCIAL STATEMENTS CONTINUED

RECENT ACCOUNTING PRONOUNCEMENTS - In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which, as now amended, is effective for years beginning after June 15, 2000. We have not yet completed an analysis of the effect of this standard on our financial statements.

NOTE 2 ACQUISITIONS

   In December 1998, we acquired the assets and certain liabilities (approximately $22 million) of the homebuilding operations of Trafalgar House Property, Inc. ("THPI") for approximately $90 million in cash. The acquisition has been accounted for as a purchase; accordingly, the purchase price has been allocated to reflect the fair value of assets and liabilities acquired. This resulted in no goodwill.

   The following unaudited pro forma financial data give effect to our acquisition of THPI as if it had occurred on the first day of each period presented. The pro forma financial data is provided for comparative purposes only and are not necessarily indicative of the results which would have been obtained if the THPI acquisition had been effected during the periods presented.


                                                  Year ended
                                                September 30,
                                             1999           1998
Total revenues                           $1,429,016     $1,169,501
Net income                                   37,650         29,053
Net income per share:

   Basic                                 $     4.69     $     4.27
   Diluted                                     4.23           3.33


   In October 1998, we acquired the assets of Snow Construction, Inc. in Orlando, Florida, for approximately $1.8 million.

   In November 1997, we acquired the assets of the Orlando, Florida, homebuilding operations of Calton Homes of Florida, Inc. for approximately $16.8 million. The allocation of this purchase price resulted in approximately $3.9 million of goodwill.

NOTE 3 INVENTORY

   Inventory at September 30 includes (in thousands):


                                                                      1999           1998
---------------------------------------------------------------------------------------------
Homes under construction                                             $253,031       $194,566
Development projects in progress                                      235,077        165,218
Unimproved land held for future development                             4,539         18,605
Model homes                                                            39,912         26,706
---------------------------------------------------------------------------------------------
   Total inventory                                                   $532,559       $405,095
---------------------------------------------------------------------------------------------


   Homes under construction include homes finished and ready for delivery and homes in various stages of construction. We had 162 completed homes ($27.1 million) and 208 completed homes ($30.7 million) that were not subject to a sales contract, excluding model homes, at September 30, 1999 and 1998, respectively.

                          42        Beazer Homes
                                    www.beazer.com

   Development projects in progress consist principally of land and land improvement costs. Certain of the fully developed lots in this category are reserved by a deposit or sales contract.

   Inventory located in California, the state with our largest concentration of inventory, was $136.5 million and $97.7 million at September 30, 1999 and 1998, respectively.

   In March 1997, we recorded a pre-tax charge of $6.3 million to write down two properties located in Nevada to their estimated fair-market value (based on the sales prices of comparable projects). The two Nevada properties had incurred significant development costs that were not anticipated at the beginning of the projects. As a result, the estimated future undiscounted cash flows of the projects at that time were less than their respective book values.

   We acquire certain lots by means of option contracts. Option contracts generally require the payment of cash for the right to acquire lots during a specified period of time at a certain price. Under option contracts without specific performance obligations, our risk of loss is generally limited to forfeiture of deposits, which aggregated approximately $21.7 million and $12.5 million at September 30, 1999 and 1998, respectively, and are included in development projects in process. Under option contracts, both with and without specific performance, purchase of the properties is contingent upon satisfaction of certain requirements by us and the sellers. Below is a summary of amounts (in thousands) committed under all options:


                                                                 Aggregate Purchase
                                                                     Price as of
                                                                 September 30, 1999
--------------------------------------------------------------------------------------
Options with specific performance                                  $   47,695
Options without specific performance                                  363,091
--------------------------------------------------------------------------------------
   Total options                                                     $410,786
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------


NOTE 4 INTEREST

   Information regarding interest (in thousands) is as follows:


                                                                     Year ended
                                                                    September 30,
                                                        1999           1998           1997
---------------------------------------------------------------------------------------------------
Capitalized interest in inventory,

  beginning of year:                                $     9,083      $   6,855      $   5,553
   Interest incurred and capitalized                     26,874         21,259         16,159
   Capitalized interest amortized to cost of sales      (25,469)       (19,031)       (14,857)
---------------------------------------------------------------------------------------------------
Capitalized interest in inventory, end of year:       $  10,488      $   9,083      $   6,855
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

                          43        Beazer Homes
                                    www.beazer.com

                              NOTES TO CONSOLIDATED

                         FINANCIAL STATEMENTS CONTINUED

NOTE 5 PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consists of (in thousands):


                                                                           September 30,
                                                                        1999           1998
-----------------------------------------------------------------------------------------------
Land and buildings                                                   $  1,372        $   935
Leasehold improvements                                                  1,358            883
Machinery and equipment                                                 4,979          3,467
Information systems                                                    11,567          9,354
Furniture and fixtures                                                  3,845          5,103
-----------------------------------------------------------------------------------------------
                                                                       23,121         19,742
Less accumulated depreciation and amortization                         10,019          7,410
-----------------------------------------------------------------------------------------------
Property, plant and equipment, net                                    $13,102        $12,332
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

NOTE 6 REVOLVING CREDIT FACILITY

   We maintain a revolving line of credit with a group of banks. The credit facility provides for up to $200 million of unsecured borrowings. Borrowings under the credit facility generally bear interest at a fluctuating rate based upon the corporate base rate of interest announced by the lead bank, the federal funds rate or LIBOR. All outstanding borrowings are due in November 2002. The credit facility contains various operating and financial covenants. Each of our significant subsidiaries is a guarantor under the credit facility.

   Available borrowings under the credit facilty are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 1999, we had no borrowings outstanding and had available borrowings of $163 million under the credit facility.

NOTE 7 SENIOR NOTES

   In March 1998, we issued $100 million of 8 7/8% Senior Notes due in April 2008 (the "8 7/8% Senior Notes") at a price of 99.183% of their face amount (before underwriting discount and other issuance costs). Interest on the 8 7/8% Senior Notes is payable semiannually. We may, at our option, redeem the 8 7/8% Senior Notes in whole or in part at any time after March 2003, initially at 104.438% of the principal amount, declining to 100% of the principal amount after March 2006. A portion of such notes may also be redeemed prior to April 2001 under certain conditions.

   We also have outstanding $115 million of Senior Notes which mature in March 2004 (the "9% Senior Notes"). Interest on the 9% Senior Notes is payable semiannually. We may, at our option, redeem the 9% Senior Notes in whole or in part at any time after February 1999, initially at 102.571% of the principal amount, declining to 100% of the principal amount after February 2001.

                          44        Beazer Homes
                                    www.beazer.com

   The 8 7/8% Senior Notes and the 9% Senior Notes are unsecured obligations ranking pari passu with all other existing and future senior indebtedness.

   The indentures under which the 8 7/8% Senior Notes and the 9% Senior Notes were issued contain certain restrictive covenants, including limitations on payment of dividends. At September 30, 1999, under the most restrictive covenants of each indenture, approximately $48.8 million of our retained earnings was available for cash dividends and for share repurchases. Each indenture provides that, in the event of defined changes in control or if our consolidated tangible net worth falls below a specified level or in certain circumstances upon sale of assets, we are required to offer to repurchase certain specified amounts of outstanding Senior Notes.

NOTE 8 INCOME TAXES

   The provision for income taxes consists of (in thousands):


                                                                    Year ended
                                                                   September 30,

                                                         1999          1998            1997
----------------------------------------------------------------------------------------------
Current:
   Federal                                              $23,013       $12,297        $ 7,507
   State                                                  3,440         1,656            778
Deferred                                                 (2,843)          340         (1,280)
----------------------------------------------------------------------------------------------
     Total                                              $23,610       $14,293        $ 7,005
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

   The provision for income taxes differs from the amount computed by applying the federal income tax statutory rate as follows (in thousands): Year ended


                                                                   September 30,
                                                         1999          1998            1997
---------------------------------------------------------------------------------------------
Income tax computed at statutory rate                   $21,189       $13,123         $6,368
State income taxes, net of federal benefit                2,236         1,077            506
Goodwill amortization                                       189           189            189
Other, net                                                   (4)          (96)           (58)
---------------------------------------------------------------------------------------------
     Total                                              $23,610       $14,293         $7,005
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets relate principally to differences between book and tax bases of inventory (as a result of the various acquisitions), and the timing of deductions for deferred compensation and accrued warranty costs. We believe that based upon our history of profitable operations, it is more likely than not that our net deferred tax assets of $5,714,000 will be realized.

                          45        Beazer Homes
                                    www.beazer.com

                              NOTES TO CONSOLIDATED

                         FINANCIAL STATEMENTS CONTINUED

NOTE 9 LEASES

   We are obligated under various noncancelable operating leases for office facilities and equipment. Rental expense under these agreements amounted to approximately $5,381,000, $4,400,000 and $2,258,000, for the years ended September 30, 1999, 1998 and 1997, respectively. As of September 30, 1999, future minimum lease payments under noncancelable operating lease agreements are as follows (in thousands):


Year Ending
September 30,
------------------------------------------------------------------------------
2000                                                      $  4,029
2001                                                         2,609
2002                                                         2,143
2003                                                         1,506
2004                                                         1,065
Thereafter                                                     846
------------------------------------------------------------------------------
   Total                                                   $12,198
------------------------------------------------------------------------------
------------------------------------------------------------------------------


NOTE 10 STOCKHOLDERS' EQUITY

PREFERRED STOCK - In 1995, we issued 2,000,000 shares of our preferred stock (liquidation preference of $25.00 per share). The preferred stock paid dividends quarterly at an annual rate of 8%, was convertible at the holders' option into our common stock at a conversion price of $19.05 per common share and was exchangeable at our option into 8% Convertible Subordinated Debentures due 2005. During fiscal 1999, we induced the conversion of 1,997,836 shares of this preferred stock into common stock. We paid an aggregate of $1.3 million in cash as a part of the inducement transactions. The 2,164 shares of preferred stock not converted into common stock were redeemed for cash (including accrued and unpaid dividends) at $26.678 per preferred share.

COMMON STOCK REPURCHASE PLAN - In June 1996, our Board of Directors approved a stock repurchase plan authorizing the purchase of up to 10% of our then outstanding common stock. As of September 30, 1999, we had purchased 542,510 shares for an aggregate purchase price of approximately $7.3 million under this repurchase plan.

   In November 1999, our Board of Directors approved a new stock repurchase plan authorizing the purchase of up to 500,000 shares of our outstanding common stock. Such repurchases, if completed, would be affected at various prices from time to time in the open market.

                          46        Beazer Homes
                                    www.beazer.com

STOCKHOLDER RIGHTS PLAN - In June 1996, our Board of Directors adopted a Shareholder Rights Plan and distributed a dividend of one preferred share purchase right (a "Right") to purchase one one-hundredth of a share of our Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Junior Preferred Shares"). The Rights become exercisable in certain limited circumstances involving principally the acquisition of over 20% of our outstanding common stock by any one individual or group. The Rights are initially exercisable at a price of $80 per one-hundredth of a Junior Preferred Share subject to adjustment. Following certain other events after the Rights have become exercisable, each Right entitles its holder to purchase at the Right's then-current exercise price, a number of shares of our common stock having a market value of twice such price, or, in certain circumstances, securities of the acquirer, having a then-current market value of two times the exercise price of the Right.

NOTE 11 EARNINGS PER SHARE

   The Rights are redeemable and may be amended at our option before they become exercisable. Until a Right is exercised, the holder of a Right has no rights as a stockholder of the Company. The Rights expire in June 2006.

   Basic and diluted earnings per share are calculated as follows (in thousands, except per share data):


                                                               Year ended September 30,
                                                           1999          1998         1997
--------------------------------------------------------------------------------------------
EARNINGS:
Net income                                                $36,934       $23,201      $11,189
Less: Dividends and other payments to
   preferred stockholders                                   3,343         4,000        4,000
--------------------------------------------------------------------------------------------
Net income applicable to common stockholders              $33,591       $19,201       $7,189
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
BASIC:
Net income applicable to common stockholders              $33,591       $19,201       $7,189
Weighted average number of common
   shares outstanding                                       7,320         5,864        6,088
Basic earnings per share                               $     4.59    $     3.27   $     1.18
DILUTED:
Net income applicable to common stockholders              $33,591       $19,201    $   7,189
Add back: Payments to preferred stockholders                3,343         4,000         n/a
--------------------------------------------------------------------------------------------
Adjusted net income applicable to
   common stockholders                                    $36,934       $23,201     $  7,189
--------------------------------------------------------------------------------------------
Weighted average number of common
   shares outstanding                                       7,320         5,864        6,088
   Effect of dilutive securities -
   Assumed conversion of Preferred Stock                    1,232         2,625         n/a
   Restricted stock                                           254           163          142
   Options to acquire common stock                             89            79           44
---------------------------------------------------------------------------------------------
Diluted weighted common shares outstanding                  8,895         8,731        6,274
---------------------------------------------------------------------------------------------
Diluted earnings per share                             $     4.15    $     2.66   $     1.15


                          47        Beazer Homes
                                    www.beazer.com

                              NOTES TO CONSOLIDATED

                         FINANCIAL STATEMENTS CONTINUED

   The computation of diluted earnings per share for the year ended September 30, 1997, excludes the assumed conversion of 2.0 million shares of our then outstanding convertible preferred stock into 2.6 million shares of common stock at the conversion price of $19.05 per share since the effect of such conversion is antidilutive. Options to purchase 18,000 and 228,500 shares of common stock were not included in the computation of diluted earnings per share for the years ended September 30, 1999 and 1997, respectively, because the options' exercise prices were greater than the average market price of our common shares during those years.

NOTE 12 RETIREMENT PLAN AND INCENTIVE AWARDS

   401(K) RETIREMENT PLAN - We sponsor a 401(k) Retirement Savings and Investment Plan (the "Plan"). Substantially all employees are eligible for participation in the Plan after completing one year of service with us. Participants may defer and contribute to the Plan from 1% to 17% of their salary with certain limitations on highly compensated individuals. We match 50% of the first 6% of the participant's contributions. The participant's contributions vest 100% immediately, while our contributions vest after five years. Our total contributions for the years ended September 30, 1999, 1998 and 1997 were approximately $1,496,000, $876,000 and $620,000, respectively.

STOCK OPTION AWARDS - We have issued several stock option awards to officers and key employees under the 1994 Stock Incentive Plan and to non-employee directors pursuant to our Non-Employee Director Stock Option Plan. Stock options are generally exercisable at the fair-market value on the grant date and may be exercised between 3 to 10 years from the date such options are granted.

   Information regarding activity under our stock option plans is summarized as follows:


                                                   Year ended September 30,
                                         1999                1998                 1997
------------------------------------------------------------------------------------------------
                                            Average              Average             Average
                                           Exercise             Exercise            Exercise
                                  Shares     Price     Shares     Price    Shares     Price
------------------------------------------------------------------------------------------------
Options outstanding at
   beginning of year             808,500    $18.39    560,500    $17.57    346,000     $16.07
     Granted                      18,000     23.13    248,000     20.19    214,500      20.06
     Exercised                   (20,500)    17.51
------------------------------------------------------------------------------------------------
Options outstanding at
   end of year                   806,000    $18.50    808,500    $18.39    560,500     $17.57
------------------------------------------------------------------------------------------------
Options exercisable at
   end of year                   325,500    $15.93    312,000    $15.90    165,000     $17.50
------------------------------------------------------------------------------------------------


                          48        Beazer Homes
                                    www.beazer.com

   The following table summarizes information about stock options outstanding and exercisable at September 30, 1999:


                                 Stock Options Outstanding          Stock Options Exercisable
--------------------------------------------------------------------------------------------------
                                         Weighted
                                          Average     Weighted                      Weighted
                                        Contractual    Average                       Average
Range of                 Number       Remaining Life  Exercise        Number        Exercise
Exercise Prices        Outstanding        (Years)       Price       Exercisable       Price
--------------------------------------------------------------------------------------------------
$13-$16                  155,000             6         $14.11         155,000       $14.11
$16-$19                  165,000             5          17.50         165,000        17.50
$19-$21                  486,000             9          20.24           5,500        19.75


   We apply Accounting Principle Board Opinion No. 25 in accounting for our stock option plans and, accordingly, no compensation cost has been recognized for stock options in the accompanying financial statements. SFAS 123 requires disclosure of pro forma net earnings and pro forma net earnings per share as if the fair value based method had been applied in measuring compensation expense for awards granted since 1996. Reported and such pro forma net earnings (in thousands) and net income per share amounts are as follows:


                                                               Year ended September 30,
                                                           1999          1998          1997
---------------------------------------------------------------------------------------------------
Reported:
   Net income                                                $36,934       $23,201      $11,189
   Basic net income per share                                   4.59          3.27         1.18
   Diluted net income per share                                 4.15          2.66         1.15
Pro forma:
   Net income                                                $35,992       $22,733      $11,137
   Basic net income per share                                   4.46          3.19         1.17
   Diluted net income per share                                 4.04          2.60         1.14


   The weighted average fair value of each option granted was $11.61, $8.53 and $10.17 during the years ended 1999, 1998 and 1997, respectively. The fair values of options granted were estimated on the date of their grant using the Black-Scholes option pricing model based on the following weighted average assumptions:


                                                               Year ended September 30,
                                                             1999          1998         1997
-----------------------------------------------------------------------------------------------
Expected volatility                                            37.6%         29.7%       39.3%
Expected dividend yield                                      none          none        none
Risk-free interest rate                                         5.5%          5.3%        6.1%
Expected life (in years)                                        7.0           6.5         6.5


                          49        Beazer Homes
                                    www.beazer.com

                              NOTES TO CONSOLIDATED

                         FINANCIAL STATEMENTS CONTINUED

Other Stock Awards - We have made several restricted stock awards to officers and key employees under the 1994 Stock Incentive Plan (the "Stock Plan"). All restricted stock is awarded subject to restrictions and forfeiture provisions which eventually lapse. Accordingly, all restricted stock awards are considered outstanding shares. Compensation expense recognized for such awards total $933,000, $611,000 and $323,000, for the years ended September 30, 1999, 1998 and 1997, respectively.

   Activity relating to restricted stock awards is summarized as follows:


                                                               Year ended September 30,
                                                           1999          1998         1997
----------------------------------------------------------------------------------------------
Restricted shares, beginning of period                    371,624       186,500     170,500
     Shares awarded                                        18,000       238,000      16,000
     Shares forfeited                                      (4,226)
     Shares vested                                         (3,774)      (52,876)
----------------------------------------------------------------------------------------------
Restricted shares, end of period                          381,624       371,624     186,500
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

   During 1998 we extended our incentive compensation plan (called the Value Created Incentive Plan), modeled under the concepts of economic profit or economic value added, to all key operating managers within the organization. Participants may receive a portion of their earned incentive compensation under the plan in shares of our common stock (the "Bonus Restricted Stock"). Such shares are issued after a three-year vesting period at a discount to the stock's market value at the time the bonus is earned. Should the participant's employment terminate for any reason during the vesting period, this portion of the incentive compensation is settled in cash. We had 191,578, 118,408 and 69,689 shares of Bonus Restricted Stock issuable as of September 30, 1999, 1998 and 1997, respectively.

   At September 30, 1999, we had reserved 1,443,203 shares of common stock for issuance under our various stock incentive plans and have 31,797 shares available for future grants.

NOTE 13 CONTINGENCIES

   We had outstanding letters of credit and performance bonds of approximately $39.4 million and $115.7 million, respectively, at September 30, 1999, related principally to our obligations to local governments to construct roads and other improvements in various developments. We do not believe that any such letters of credit or bonds are likely to be drawn upon.

   We are a defendant or plaintiff in various legal actions which have arisen in the normal course of business. In our opinion, the ultimate resolution of these matters will not have a material adverse effect on our financial position or results of operations.

                          50        Beazer Homes
                                    www.beazer.com

NOTE 14 INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

   During fiscal 1998 we entered into a joint venture agreement with Corporacion GEO, S.A. de C.V., a Mexican homebuilder, to build homes in the United States. We have a non-controlling 40% ownership interest in the joint venture. Development of the joint venture's first project began during fiscal 1999. We have cumulatively funded approximately $3.3 million to the joint venture through September 30, 1999 and have a remaining contractual commitment for $1.5 million of additional funding. Our share of operating losses of this joint venture was $2.1 million and $269,000 during the years ended September 30, 1999 and 1998 respectively.

                          51        Beazer Homes
                                    www.beazer.com

                          Independent Auditors' Report

To the Board of Directors and Stockholders of Beazer Homes USA, Inc.

We have audited the accompanying consolidated balance sheets of Beazer Homes USA, Inc. as of September 30, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the management of Beazer Homes USA, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beazer Homes USA, Inc. at September 30, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

/s/ Deloitte & Touche LLP

Atlanta, Georgia
November 3, 1999

                          52        Beazer Homes
                                    www.beazer.com

                         QUARTERLY DATA

SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                                                 Quarter ended
(dollars in thousands, except per share data)   September 30   June 30   March 31   December 31
-----------------------------------------------------------------------------------------------
FISCAL 1999:
Total revenue                                    $454,189     $370,431   $327,345    $242,110
Operating income                                   24,005       16,964     13,191       7,662
Net income                                         13,911       10,252      8,085       4,683
 NET INCOME PER COMMON SHARE:
  Basic                                          $   1.63     $   1.23   $   0.93    $   0.62
  Diluted                                            1.57         1.15       0.84        0.53
-----------------------------------------------------------------------------------------------
FISCAL 1998:
Total revenue                                    $365,649     $234,811   $221,323    $155,626
Operating income                                   19,158        8,814      6,135       2,808
Net income                                         11,956        5,621      3,805       1,819
 NET INCOME PER COMMON SHARE:
  Basic                                          $   1.86     $   0.79   $   0.48    $   0.14
  Diluted                                            1.37         0.67       0.44        0.14
-----------------------------------------------------------------------------------------------
FISCAL 1997:
Total revenue                                    $317,273     $195,991   $177,762    $161,083
Operating income (loss)                            12,147        5,438     (4,133)      4,199
Net income (loss)                                   7,537        3,434     (2,460)      2,677
 NET INCOME (LOSS) PER COMMON SHARE:
  Basic                                          $   1.12     $   0.41   $  (0.55)   $   0.27
  Diluted                                            0.87         0.40      (0.55)   $   0.26
-----------------------------------------------------------------------------------------------

QUARTERLY STOCK PRICE INFORMATION:

1999 PERIOD:
High                                             $26.3750     $23.5000   $27.3750    $25.0000
Low                                               17.7500      21.8750    20.5000     17.0625
-----------------------------------------------------------------------------------------------

1998 PERIOD:
High                                             $26.8750     $27.1250   $26.0000    $20.0000
Low                                               20.1250      21.0000    19.8750     17.6875
-----------------------------------------------------------------------------------------------

                                          53   Beazer Homes
                                               www.beazer.com

                           BEAZER HOMES USA, INC.
                           SELECTED FINANCIAL AND
                          OPERATING DATA: 1993-1999


                                                                  Year ended
----------------------------------------------------------------------------
(dollars in thousands, except per share data)        1999         1998
----------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS:
   Statement of Operations Data -
   Total revenue                                     $1,394,074   $997,409
   Earnings before interest and taxes (EBIT)         $   86,013   $ 56,525
   Net income                                        $   36,934   $ 23,201
   Net income per common share:
     Basic                                           $     4.59   $   3.27
     Diluted                                         $     4.15   $   2.66

   Balance Sheet Data at Year End -
    Total assets                                     $  594,568   $525,591
    Total debt                                       $  215,000   $215,000
    Stockholders' equity                             $  234,662   $199,224

   Return Data -
    Return on average assets                               15.4%      12.2%
    Return on average capital                              19.9%      15.3%
    Return on average equity                               17.0%      12.3%

   Book value per share(2)                           $    26.38   $  22.82

OPERATING DATA:
   Number of new orders, net of cancellations(3)-
    Southeast region                                      3,041      2,888
    Southwest region                                      2,900      3,245
    Central region                                          485        749
    Mid-Atlantic region                                   1,109          -
----------------------------------------------------------------------------
    Total                                                 7,535      6,882
============================================================================

   Backlog at end of period:
    Southeast region                                        999        996
    Southwest region                                        786        743
    Central region                                          206        318
    Mid-Atlantic region                                     567          -
----------------------------------------------------------------------------
    Total                                                 2,558      2,057
============================================================================

   Number of closings:
    Southeast region                                      3,108      2,493
    Southwest region                                      2,857      2,981
    Central region                                          597        639
    Mid-Atlantic region                                   1,027          -
----------------------------------------------------------------------------
    Total                                                 7,589      6,113
============================================================================

   Average sales price per home closed               $    181.4   $  156.4
============================================================================

N/M - EARNINGS AND BOOK VALUE PER SHARE FIGURES FOR PERIODS PRIOR TO AND
      INCLUDING THE COMPANY'S INITIAL PUBLIC OFFERING ARE NOT MEANINGFUL.

(1) PRO FORMA TO GIVE EFFECT TO THE INITIAL PUBLIC OFFERING AND RELATED TRANSACTIONS, AS IF SUCH TRANSACTIONS WERE EFFECTED AS OF OCTOBER 1, 1993.

                               54  Beazer Homes
                                   www.beazer.com

September 30,
----------------------------------------------------------------------------------------------------------------------------
                                                        1997            1996            1995            1994            1993
----------------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS:
   Statement of Operations Data -
   Total revenue                                     $852,110        $866,627        $647,828        $536,526        $275,054
   Earnings before interest and taxes (EBIT)         $ 33,051        $ 45,327        $ 32,188        $ 37,169        $ 22,713
   Net income                                        $ 11,189        $ 18,266        $ 11,352        $ 16,468        $ 16,046
   Net income per common share:
     Basic                                           $   1.18        $   2.24        $   1.26        $   1.78(1)          n/m
     Diluted                                         $   1.15        $   2.01        $   1.23        $   1.76(1)          n/m

   Balance Sheet Data at Year End -
    Total assets                                     $399,595        $356,643        $345,240        $314,941        $245,349
    Total debt                                       $145,000        $115,000        $115,000        $115,000        $119,925
    Stockholders' equity                             $179,286        $178,701        $164,544        $150,406        $ 95,959

   Return Data -
    Return on average assets                              8.7%           12.9%            9.8%           13.3%           14.6%
    Return on average capital                            10.7%           15.8%           11.8%           15.5%           20.8%
    Return on average equity                              6.3%           10.6%            7.2%           13.4%           16.6%

   Book value per share(2)                           $  20.14        $  19.64        $  18.88        $  16.31             n/m

OPERATING DATA:
   Number of new orders, net of cancellations(3)-
    Southeast region                                    1,969           2,048           2,083           1,726            1,392
    Southwest region                                    2,817           3,172           2,660           1,902            1,071
    Central region                                        765             401              98               -                -
    Mid-Atlantic region                                     -               -               -              48               80
------------------------------------------------------------------------------------------------------------------------------
    Total                                               5,551           5,621           4,841           3,676            2,543
==============================================================================================================================

   Backlog at end of period:
    Southeast region                                      505             580             708             478              437
    Southwest region                                      479             680             722             506              677
    Central region                                        208             166              53               -                -
    Mid-Atlantic region                                     -               -               1               3               74
------------------------------------------------------------------------------------------------------------------------------
    Total                                               1,192           1,426           1,484             987            1,188
==============================================================================================================================

   Number of closings:
    Southeast region                                    2,044           2,212           1,853           1,734            1,312
    Southwest region                                    3,018           3,343           2,444           2,073              775
    Central region                                        723             379              64               -                -
    Mid-Atlantic region                                     -               1               2             119                6
------------------------------------------------------------------------------------------------------------------------------
    Total                                               5,785           5,935           4,363           3,926            2,093
==============================================================================================================================

   Average sales price per home closed               $  146.8        $  145.8        $  148.5        $  136.7        $   131.4
==============================================================================================================================

(2) BOOK VALUE PER SHARE IS CALCULATED AS STOCKHOLDERS' EQUITY DIVIDED BY DILUTED WEIGHTED SHARES OUTSTANDING.

(3) NEW ORDERS DO NOT INCLUDE HOMES IN BACKLOG FROM ACQUIRED OPERATIONS.


                                    55   Beazer Homes
                                         www.beazer.com

                               BOARD OF DIRECTORS

BRIAN C. BEAZER, 64, is the Non-Executive Chairman of the Company's Board of
    Directors and has served as a Director of the Company since its inception in November 1993. Mr. Beazer began work in the construction industry in the late 1950's. He served as Chief Executive Officer of Beazer TLC, a company organized under the laws of the United Kingdom, or its predecessors, from 1988 to 1991, and Chairman of that company from 1983 to the date of its acquisition by an indirect, wholly owned subsidiary of Hanson PLC (effective December 1, 1991). During that time, Beazer PLC expanded its activities to include home-building, quarrying, contracting and real estate, and became an international group with annual revenue of approximately $3.4 billion, employing 28,000 people at December 1991. Mr. Beazer was educated at Cathedral School, Wells, Somerset, England. Mr. Beazer is also a Director of Beazer Japan, Ltd., Seal Mine, Ltd., Jade Holdings Pte., Ltd., Jade Technologies Singapore Pte, Ltd., FSM Europe B.V., United Pacific Industrial Limited and U.S. Industries, Inc., and is a private investor.

    Compensation Committee

THOMAS B. HOWARD, JR. 71, was appointed a Director of the Company on November
    2, 1995. Mr. Howard held various positions with Gifford-Hill & Company, a construction and aggregates company, from 1969 to 1986 and served as its Chairman and Chief Executive Officer from 1986 to 1989. Gifford-Hill & Company was acquired by Beazer PLC in 1989 and Mr. Howard served as Chairman and Chief Executive Officer of the successor company until 1992. During the period from 1957 to 1969, Mr. Howard held various positions with Vulcan Materials Company. Mr. Howard holds a degree in Industrial Engineering from Georgia Institute of Technology. Mr. Howard currently serves on the Board of Trustees of the Methodist Hospitals Foundation and previously served as a Director of Lennox International, Inc., Director of the Dallas Chamber of Commerce and as a member of the Dallas Citizens Council.

    Compensation Committee
    Audit Committee
    Stock Option and Incentive Committee

IAN J. MCCARTHY, 46, is the President and Chief Executive Officer of the
    Company. Mr. McCarthy has served as President of predecessors of the Company since January 1991 responsible for all United States residential home-building operations in that capacity. During the period May 1981 to January 1991. Mr. McCarthy was employed in Hong Kong and Thailand becoming a Director of Beazer Far East and from January 1980 to May 1981 was employed by Kier, Ltd., a company engaged in the United Kingdom construction industry which became an indirect, wholly owned subsidiary of Beazer PLC. Mr. McCarthy is a Chartered Civil Engineer with a Bachelor of Science degree from The City University, London. Mr. McCarthy currently serves as a Directory of LADD Furniture, Inc. and a Director of HomeAid's National Advisory Board.

GEORGE W. MEFFERD, 71, has served as a Director of the Company since the Company's initial public offering of common stock (the "IPO") in March 1994. Mr. Mefferd had previously been retired since 1986. During the period 1974 to 1986, Mr. Mefferd held various positions with Fluor Corporation, an engineering and construction company, including Senior Vice President - Finance, Treasurer, Group Vice President and Chief Financial Officer. Additionally, Mr. Mefferd served on Fluor Corporation's Executive Committee and Board of Directors. Mr. Mefferd earned a Bachelor of Science degree in Business Administration from the University of California, Los Angeles.

    Compensation Committee
    Audit Committee
    Stock Option and Incentive Committee

D.E. MUNDELL, 67, has served as a Director of the Company since the consummation of the IPO in March 1994. Mr. Mundell has served as Chairman of ORIX USA Corporation, a financial services company, since January 1991. During the period from 1959-1990, Mr. Mundell held various positions within United States Leasing International, Inc., retiring as Chairman in 1990. Mr. Mundell attended the Royal Military College of Canada, McGill University and Harvard Business School. Mr. Mundell is also Chairman of Varian, Inc. and a Director of Stockton Holdings LTD and ORIX USA Corporation.

    Compensation Committee
    Audit Committee
    Stock Option and Incentive Committee

LARRY T. SOLARI, 57, has served as a Director of the Company since the consummation of the IPO in Mach 1994. Mr. Solari is the Chairman and CEO of BSI Holdings, Inc., Carmel, California. Mr. Solari was the Chairman and CEO of Sequential, Inc. from 1996 to 1997. Mr. Solari was the President of the Building Materials Group of Domtar, Inc. from 1994 to 1996. Mr. Solari was the President of the Construction Products Group of Owens-Corning Fiberglass from 1986 to 1994. In that capacity he had been the Chief Operating Officer responsible for key company lines, such as building insulation and roofing materials. Mr. Solari held various other positions with Owens-Corning Fiberglass since 1966. Mr. Solari earned a Bachelor of Science degree in Industrial Management and a Master of Business Administration degree from San Jose State University. Mr. Solari is a Director of BSI Holdings, Inc., Pacific Coast Building Products, Inc., Therma-Tru, Inc., and the Maxim Group and has been a Director of the Policy Advisory Board of the Harvard Joint Center for Housing Studies and an Advisory Board Member of the National Home Builders Association.

    Compensation Committee
    Audit Committee
    Stock Option and Incentive Committee

DAVID S. WEISS, 39, is the Executive Vice President and Chief Financial
    Officer of the Company. Mr. Weiss served as the Assistant Corporate Controller of Hanson Industries, the United States arm of Hanson PLC, for the period from February 1993 to March 1994. Mr. Weiss was Manager of Financial Reporting for Colgate-Palmolive Company from November 1991 to February 1993 and was with the firm of Deloitte & Touche from 1982 to November 1991, at which time he served as a Senior Audit Manager. Mr. Weiss holds a Master of Business Administration degree form the Wharton School and undergraduate degrees in Accounting and English from the University of Pennsylvania. Mr. Weiss is a licensed Certified Public Accountant.


                                    56   Beazer Homes
                                         www.beazer.com

                       OPERATING AND CORPORATE MANAGEMENT



OPERATING MANAGEMENT

                                                                                                   Years in        Years In
SOUTHEAST REGION                                                                               Homebuilding          Market


  Florida       LEON J. PANITZ, JR.  Division President, Panitz Homes                                     24             21
                      CHRISTIN CUPP  Division President, Mid-Florida Division                             17             17
                    DAVID G. BYRNES  Division President, Orlando Division                                 20             20

  Georgia          J. MARTY SHAFFER  Division President, Georgia Division                                 27              1

  North & South
  Carolina           GARY N. BAUCOM  Regional Manager, Squires Homes                                      26             28

  North Carolina   SCOTT K. THORSON  Senior Division President, Squires Homes-Charlotte                   18              5
                  ROBERT J. POLANCO  Division President, Squires Homes-Raleigh                            22              7

  South Carolina    FRANK L. FINLAW  Division President, Squires Homes-Coastal Carolina                 22              7
               WILLIAM H. BONDURANT  City Manager, Squires Homes-Columbia                                 28             20

  Tennessee       N. EDDIE PHILLIPS  Regional Manager, Phillips Builders                                  32             32
                   CURT W. HATHAWAY  Division President, Phillips Builders-Knoxville                      17              1


SOUTHWEST REGION

  Arizona        JOSEPH C. THOMPSON  Regional Manager, Arizona Division                                   28             28

  California       ANTHONY R. TONSO  Senior Division President, Northern California Division              31             10
                    GERALD A. GATES  Senior Division President, Southern California Division              27             22

  Nevada                KENT A. LAY  Division President, Nevada Division                                  17              7


CENTRAL REGION

  Texas              KURT S. WATZAK  Division President, Houston Division                                 22             22
                   G. MICHAEL HENRY  Division President, Dallas Division                                  23             19


MID-ATLANTIC REGION

  Maryland          DAVID L. CARNEY  Division President, Maryland Division                                21             21

  New Jersey       MICHAEL J. NEILL  Division President, New Jersey Division                              22             13

  Virginia        DONALD W. KNUTSON  Senior Division President, Virginia Division                         13              8

                                                                                       Average            23             15



CORPORATE MANAGEMENT



IAN J. MCCARTHY                                             JENNIFER P. JONES
  President & Chief Executive Officer                         Vice President, Human Resources

DAVID S. WEISS                                              J. WILLIAM MONTGOMERY
  Executive Vice President & Chief Operating Officer          Vice President, Internal Audit

MICHAEL H. FURLOW                                           RON J. KUHN
  Executive Vice President & Chief Operating Officer          Beazer Mortgage Corp.
                                                              Executive Vice President & Chief Operating Officer

JOHN SKELTON                                                EDMOND G. SNIDER, JR.
  Senior Vice President, Financial Planning                   Vice President, Training & Safety

PETER H. SIMONS                                             CARLA J. COLLINGE
  Senior Vice President, Corporate Development                Director, Management Information Systems

CORY J. BOYDSTON                                            SCOTT M. MCKELVEY
  Vice President, Administration & Treasurer                  Director, External Reporting & Investor Relations

MICHAEL T. RAND
  Vice President, Cororate Controller


                                57  Beazer Homes
                                    www.beazer.com

                     SHAREHOLDER AND CORPORATE INFORMATION


CORPORATE HEADQUARTERS

Beazer Homes USA, Inc.
5775 Peachtree Dunwoody Road
Suite B 200
Atlanta, Georgia 30342
Telephone: (404) 250-3420
www.beazer.com


GENERAL COUNSEL

Paul, Hastings, Janofsky & Walker LLP


INDEPENDENT AUDITORS

Deloitte & Touche LLP


INQUIRIES

Individuals seeking financial data should contact David S. Weiss, Executive Vice President and Chief Financial Officer or Scott M. McKelvey, Director External Reporting & Investor Relations.

Others seeking information about the Company and its operations should contact Ian J. McCarthy, President and Chief Executive Officer.


FORM 10-K

Copies of Beazer Homes USA, Inc.'s Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission will be furnished upon written request to David S. Weiss, Executive Vice President and Chief Financial Officer, or can be accessed @beazer.com

ANNUAL MEETING

The Annual Stockholders' meeting will be held at 10:00 am EST on February 3, 2000 at our offices at 5775 Peachtree Dunwoody Road, Suite B 200, Atlanta, Georgia 30342.

TRANSFER AGENT

First Chicago Trust Company of New York
525 Washington Boulevard
Jersey City, New Jersey 07303-2536
(201) 324-1225


TRADING INFORMATION

Beazer Homes USA, Inc. lists its common shares on the New York Stock Exchange, under the symbol BZH. On December 10, 1999, the last reported sales price of the Company's Common Stock on the New York Stock Exchange was $17.8125.

DUPLICATE MAILINGS

If you are receiving duplicate or unwanted copies of our publications, please contact the First Chicago Trust Company of New York at the numbers listed or contact Scott M. McKelvey, Director of External Reporting and Investor Relations, at Beazer Homes.

[logo]

Beazer Homes is proud to be the first National Builder Sponsor of HomeAid America, an organization that provides housing for people made temporarily homeless through sudden job loss, catastrophic illness, spousal desertion and domestic violence. As a "Builder Captain" we are responsible for coordinating donations of expertise, services, labor and materials that lead to the building or remodeling of shelters in the communities we serve. Our commitment to this organization is underscored by the fact that Beazer's President and Chief Executive Officer, Ian McCarthy, was named the first member of HomeAid's National Advisory Board of Directors in the Spring of 1999. Currently HomeAid is the largest provider of shelter beds for the temporarily homeless in this country.

                            58   Beazer Homes
                                 www.beazer.com

BEAZER HOMES    At-A-Glance


                                                                                                              NUMBER OF ACTIVE
                                                                     BACKLOG AT             FISCAL            SUBDIVISIONS
KEY TRENDS AND INITIATIVES BY REGION             STATE               SEPTEMBER 30, 1999     1999 CLOSINGS     AT YEAR END
-------------------------------------------      --------------      ------------------     -------------     ----------------
SOUTHEAST
  We are extremely optimistic about our          Georgia                      60                  227                7
  opportunities to gain additional market        Tennessee                   120                  486               24
  share in Florida, where we have already        North Carolina              253                  900               23
  grown nearly 500% since 1997. Job growth       South Carolina              177                  509               15
  and household formation remains strong         Florida                     389                  906               42
  in each of our Jacksonville, Orlando,
  Tampa and Fort Myers markets. We have
  developed dominant positions in Tennessee
  and the Carolinas. We anticipate
  maintaining our positions in these still-
  growing markets and leveraging off the
  strong operations into satellite markets
  to expand volume opportunities. We have
  reduced our investment in Atlanta to
  improve our return on capital and are now
  optimistic about our prospects for future
  profitable growth.

---------------------------------------------------------------------------------------------------------------------------------
SOUTHWEST
  Each of our Southwest markets remains          Arizona                     462                1,224               30
  strong. The overall California housing         California                  205                1,275               25
  market continues to outperform and we          Nevada                      119                  358                8
  are well positioned with a strong land
  bank in both Northern and Southern
  California to take advantage of
  opportunities. Our Arizona operations
  have been consistent performers in a
  strong Phoenix market. We anticipate
  that the market will remain robust and
  we have the land bank to continue our
  profitable performance. We reduced our
  investment in our Nevada operations
  several years ago but Las Vegas remains
  a vibrant market and we continue to
  look for opportunities for expansion.

---------------------------------------------------------------------------------------------------------------------------------
CENTRAL
  During 1999 our Texas operations were          Texas                       206                  597               26
  severely impacted by labor and material
  shortage issues, slowing delivery of
  homes and development of new communities.
  We took this opportunity to reposition
  ourselves in these markets and with the
  addition of several new communities in
  early 2000 anticipate expansion of
  market share.

---------------------------------------------------------------------------------------------------------------------------------
MID-ATLANTIC
  We are extremely pleased with the              Virginia                    305                  510               21
  performance of our Mid-Atlantic region         Maryland                    154                  306               12
  entered in fiscal 1999 by acquisition.         New Jersey                  108                  211                8
  This region of the country, and the
  metropolitan Washington, D.C. market in
  particular, continues to outpace the
  nation in housing growth. We entered
  this region as a top 5 builder and
  acquired a solid land bank. We have
  continued to allocate more capital to
  the expansion of this region and
  anticipate continued growth during
  the next several years.

---------------------------------------------------------------------------------------------------------------------------------

                                                 Total                     2,558                7,589              241
---------------------------------------------------------------------------------------------------------------------------------




AVERAGE PRICE
OF HOMES
CLOSED IN
FISCAL 1999       HOMEBUILDERS
-----------       --------------------------------------------------------------

 $193,600         Beazer Homes Florida - Ft. Myers        Beazer Homes Georgia                  Squires Homes Coastal Carolina -
                  11934 Fairway Lakes Drive               3975 Johns Creek Court, Suite 400     Charleston
  198,600         Fort Myers, FL 33919                    Suwanee, GA 30024                     7410 Northside Drive, Suite 107
                                                                                                N. Charleston, SC 29420-4259
  139,900         Beazer Homes Florida - Tampa            Phillips Builders - Nashville
                  1211 N. Westshore Blvd., Suite 505      2910 Kraft Drive                      Squires Homes - Columbia
  121,500         Tampa, FL 33607                         Nashville, TN 37204                   2001 Assembly Street, Suite 202
                                                                                                Columbia, SC 29201
  193,100         Beazer Homes Florida - Orlando          Phillips Builders - Knoxville
                  360 S. North Lake Blvd., Suite 1012     211B Sherway Road                     Squires Homes - Raleigh
                  Altamonte Springs, FL 32701-5260        Knoxville, TN 37922                   3701 National Drive, Suite 101
                                                                                                Raleigh, NC 27612
                  Panitz Homes - Jacksonville             Squires Homes - Charlotte
                  12854 Kenan Drive,                      5501 Executive Center Drive,
                  Suite 100                               Suite 120
                  Jacksonville, FL 32258                  Charlotte, NC 28212

-----------------------------------------------------------------------------------------------------------------------------------

  139,100         Beazer Homes California -               Beazer Homes Arizona
                  Southern California                     2005 W. 14th Street, Suite 100
  231,700         1100 Town and Country Road,             Tempe, AZ 85281
                  Suite 100
  171,200         Orange, CA 92868                        Beazer Homes Nevada -
                                                          Las Vegas
                  Beazer Homes California -               770 E. Warm Springs Road,
                  Northern California                     Suite 240
                  3009 Douglas Boulevard, Suite 150       Las Vegas, NV 89119
                  Roseville, CA 95661

-----------------------------------------------------------------------------------------------------------------------------------

  178,800         Beazer Homes Texas -                    Beazer Homes Texas - Houston
                  Dallas/Fort Worth                       10235 West Little York, Suite 240
                  5900 West Plano Parkway,                Houston, TX 77040
                  Suite 700
                  Plano, TX 75093

-----------------------------------------------------------------------------------------------------------------------------------

  210,300         Beazer Homes Maryland                   Beazer Homes New Jersey               Beazer Homes Virginia
                  8965 Guilford Road,                     250 Phillips Boulevard,               8300 Greensboro Drive, Suite 200
  192,600         Suite 290                               Suite 260                             McLean, VA 22102
                  Columbia, MD 21048                      Trenton, NJ 08618
  275,200

-----------------------------------------------------------------------------------------------------------------------------------

 $181,400



          [PICTURE]                       [PICTURE]                          [PICTURE]                      [PICTURE]

         THE ASHLEY                       THE TREVOR                        THE GLENCOE                   THE BRIARWOOD
     TASORO, CALIFORNIA                ASHBURN, VIRGINIA             CHARLESTON, SOUTH CAROLINA           DALLAS, TEXAS
4 BD/2.5 BA, dining, living      4 BD/2.5 BA, dining, living,      3 BD/2 BA, living, dining,        4 BD/2.5 BA, 2 story, family,
room, breakfast nook, optional   breakfast, family room, foyer,    kitchen, breakfast area, 1 car    game, dining, breakfast room,
library, 2-3 car garage,         open kitchen, optional sun room,  garage, high ceilings, 1371-1526  foyer, loft and master suite,
2408-2808 sq. ft., $262,000      2 car garage, 2274 sq. ft.,       sq. ft. $110,990                  $183,990
                                 $202,900
-----------------------------------------------------------------------------------------------------------------------------------

                                                         BEAZER GALLERY OF HOMES

          [PICTURE]                                             [PICTURE]                                       [PICTURE]

          THE ANDOVER                                                                                           THE SUMMIT
     FT. MYERS, FLORIDA                                                                                     LAS VEGAS, NEVADA
4 BD/3 BA, dining, living,                                      SAVE $250                            3-4 BD/2.5-3.5 BA, living,
family room, master suite,                                ON YOUR NEW BEAZER HOME                    dining, family room, breakfast
breakfast nook, foyer, walk-in                                WHEN YOU VISIT                         nook, open kitchen, a master
closets, 3 car garage,                                        WWW.BEAZER.COM                         bath, room retreat, and 3 car
2869 sq. ft., $213,990                                                                               garage, 3007 sq. ft., $238,499
-----------------------------------------------------------------------------------------------------------------------------------
           [PICTURE]                        [PICTURE]                        [PICTURE]                      [PICTURE]

         THE CREEKSIDE                    THE DORAL BONUS                 THE SUTTON II                     THE CAMBRIDGE
    SACRAMENTO, CALIFORNIA            JACKSONVILLE, FLORIDA            MILESTONE, MARYLAND                 MERCOR, NEW JERSEY
4 BD/2 BA, dining, living, and   4 BD/3 BA, dining, living, fam-   3 BD/2.5 BA, living, dining       4 BD/2.5 BA, dining, living,
family room, 2 car garage with   ily, and breakfast room, study,   room, breakfast nook, master      family room, study, breakfast
tandem bay, 2010-2140 sq. ft.,   and master suite, 2 car garage,   bedroom with cathedral ceil-      nook, 2 car garage, 3181
$227,990                         2568 sq. ft., $211,400            ings, 1895 sq. ft., $154,990      sq. ft., $328,900
-----------------------------------------------------------------------------------------------------------------------------------
          [PICTURE]                         [PICTURE]                        [PICTURE]                         [PICTURE]

       THE BRANDYWINE                      THE NEWCASTLE                  THE HOMESTEAD                      THE SHEFFIELD
    NASHVILLE, TENNESSEE                ATLANTA, GEORGIA            CHARLOTTE, NORTH CAROLINA               HOUSTON, TEXAS
3 BD/2.5 BA, dining, living,     4 BD/3.5 BA, 2 story, living,     4 BD/3 BA, dining, living,        3 BD/2 BA, family, breakfast,
loft, bonus room, deck, 2 car    family, foyer, gourmet kitchen,   breakfast area, study, covered    dining, living room, and
garage, 1961-2172 sq. ft.,       2 car garage, 3227 sq. ft.,       patio, 2 car garage, 2444 sq.     optional study, open kitchen,
$148,900                         $275,000                          ft., $127,990                     2 car garage, 2200 sq. ft.,
                                                                                                     $148,990
-----------------------------------------------------------------------------------------------------------------------------------
         [PICTURE]                         [PICTURE]                        [PICTURE]                          [PICTURE]

       THE WESTWIND                        THE CAPRI                       THE RICHMOND                       THE OAKLEIGH
    ORLANDO, FLORIDA                   PHOENIX, ARIZONA              GREENVILLE, SOUTH CAROLINA        RALEIGH, NORTH CAROLINA
5 BD/3 BA, dining, family,       3 BD/2 BA, living, breakfast,     3 BD/2.5 BA, dining, living       3 BD/2 BA, living, dining,
sitting area, breakfast room,    kitchen and family room, 2 car    room, kitchen, foyer and laun-    kitchen, laundry, 2 car
covered patio, 2 car garage,     garage, 1681 sq. ft., $111,000    dry room, 1403 sq. ft., $97,890   garage, 1529 sq. ft.,
3107-3644 sq. ft., $204,990                                                                          $116,990
-----------------------------------------------------------------------------------------------------------------------------------