Form 10-K, Exhibit 13
period 2000-09-30
BEAZER HOMES USA INC
filed 2000-12-22
CIK 915840

QuickLinks -- Click here to rapidly navigate through this document

[hear us grow]
Beazer Homes 2000 Annual Report
Owning a home has been our dream. More room for our family to grow. The kids click

beazer.com

BUSINESS DESCRIPTION

Beazer Homes USA, Inc. is one of the 10 largest homebuilders in the country. Our operations are geographically diversified in 13 states in the Southeast, Southwest, Mid-Atlantic and Texas. Our market strategy focuses on building quality homes targeted to entry-level and first-time move-up homebuyers. We measure our financial performance using "Value Created," a variation of economic profit that measures the extent to which we exceed our cost of capital. Founded in 1985, Beazer is headquartered in Atlanta, Georgia. The Company has been listed on the New York Stock Exchange since 1994 under the symbol "BZH."

Contents
12 Letter to shareholders 16 Building a Wired Beazer 21 Financials 46 Beazer Homes At-A-Glance 50 Shareholder Information

BZH Listed NYSE

Terrific. I can save and compare floor plans in my own folder.

click

Earnings per share

A 29% increase in home closings produced 90% growth in EPS over two years.

need a space to call their own. Can't wait to have our own yard. Then a dog. But it's got to be in the right place. Location. Want click
click
click
click				click
cli
	Hmmmmm. That's interesting; they'll help me with my mortgage.	click	Look at that great storage space.

And service after the sale. This just keeps getting better.

closer commute. Maybe a home office, too. Telecommuting could work with the right setup. Gotta find the right floor plan. Gotta find the right place.

click

This is it. Has everything we want.

ck

We're going to visit right after work.

The mortgage. Payments could actually be less than our rent now. It's going to help on taxes, too. It all makes so much sense. The right house just has to be out there!

click That's the sound of Beazer's Internet commitment.

    A slight press and quick release of the finger produces a tiny sound that is having a huge impact on how Beazer operates. Internet technology is fundamentally changing every phase of our homebuilding business—from sales to construction, through closing and beyond. Under the banner of "Clicks & Sticks," we have initiated an array of electronic commerce programs that target new ways to enhance customer relationships, create revenue opportunities, and increase profit margins through better efficiencies.

    Today, this potential is most evident in the area of marketing. It is estimated that between 50 and 60 percent of all buyers—in particular those re-locating—utilize the Internet at some point in their search for a new home. A visit to www.beazer.com demonstrates why. If the Yellow Pages® "let your fingers do the walking," this award-winning site lets your fingers also do the driving, touring, viewing, comparing, questioning and other first steps to owning a new home. A prospective buyer can take a 360-degree virtual tour of any Beazer model home, check available inventory within any community, conduct a comparative analysis of floor plans, review design options, and even pre-qualify for a mortgage—all within beazer.com.

    The effectiveness of this enhanced functionality can be measured by a tripling of monthly visits to the site over the past year and a six-fold increase in e-mail inquiries. The site's high volume reflects our wide presence on the Web. beazer.com is featured on Yahoo!, AOL and other major portals that direct visitors to the site. Our 250-plus communities are also featured on NewHomeNetwork.com and Homebuilder.com—the leading new home portals on the Internet.

    With the success of beazer.com firmly established, we are developing Internet technology applications for virtually every other part of our business. Two of the most ambitious of these projects are WorkWithBeazer.com, an Internet application that links Beazer to its network of subcontractors and suppliers, and MyBeazerHome.com, a personal, customized website that will be created for each of our customers once a home contract is signed. For a top-ten builder such as Beazer, all of our e-commerce initiatives will capitalize on the Internet's power to build our brand and to drive economies of scale on a national level.

    CLICK. At Beazer, it's the sound of virtual growth.

Thanks to better communication in the field, Beazer projects can stay on schedule, even with several days of bad weather.

Love watching the house go up. Can't believe how much progress has been made. Actually ahead of schedule. Taken

By using BuildNet software, Beazer can submit purchase orders on-line so that construction phases can move along smoothly.	Beazer suppliers know that a schedule has been adjusted by checking WorkWithBeazer.com. This instant communication means better supply chain coordination.	At the end of the day, Beazer supervisors can transmit construction updates to the central office through handheld wireless remotes...less paper and an easier process.

everyone through it. Got Mom's seal of approval. Floor plan is working even better than I thought. So much room. Wonder how the change we made in the

Look at our choices.

By taking the bonus room option, we will increase our resale value.

kitchen will affect the breakfast bar? Gotta get back to the design center. Could live there. Homebuilding their way is so easy.

    The hammer meets the nail. It's loud. It's powerful. And at Beazer, it's constant.

    When one of the country's largest homebuilders is growing at a record pace, it's simply a noisy process. Over the past 12 months, more buyers than ever have signed a contract on a Beazer home, producing a record backlog level that represented more than a half-billion dollars in sales value at year-end. Total homes closed during fiscal 2000 also rose to a record high. These record performances are consistent with the phenomenal growth that we have posted over the past decade, from under 1,000 homes closed in 1990 to nearly 8,000 closed in 2000.

Bam You're listening to 7,857 homes being built—a record for Beazer.

    To effectively manage this rapid rate of growth, we must stay at the forefront of building practices. Enter technology. We are in the process of implementing B2B e-commerce applications that we believe will revolutionize home construction management and produce dramatic savings.

    To understand the potential for such savings, one only has to examine the homebuilding process. Consider the numerous functions—foundation, framing, roofing, wiring, plumbing, sheet rock, trim carpentry, flooring and painting crews—involved in the construction of a single home. Now, multiply this across the thousands of Beazer homes under construction at any given time. The need for effective communication and coordination—i.e., sound scheduling—is critical to cost control and margin expansion.

    Coordinated scheduling as well as purchasing and invoicing will occur through WorkWithBeazer.com, our Internet link to subcontractors and suppliers. To further enhance communication, we are also testing tools that allow crews to receive real-time information through Internet connectivity using handheld wireless devices.

    Through these and other initiatives, we believe we can successfully bring to market the products and services that make a profound impact on the homebuilding process.

    BAM—At Beazer, it's the sound that goes to the bottom line.

[Clink]
[Clink]

This feels so right. Love it. Move was simple. Great recommendation on movers. Looks even better than at the design

Here's to 403 Morningside Drive and the smoothest move we've ever made.

center. Really feels like my house. Gotta get the electrical plans off the website. Neighbors coming over, too. So easy to meet people. Really feels like a

    Glasses come together to produce a ring that reverberates. This ongoing, echo effect also characterizes the lasting relationships Beazer forms with its customers—relationships that are a major competitive advantage for us. This philosophy capitalizes on the trust that is established between Beazer 1and our homebuyers, whose homes represent the largest purchases they make in life. As a result, we believe that Beazer is not simply a builder in the eyes of a customer, but an ongoing resource for all aspects of home management and community interaction.

    MyBeazerHome.com will soon encompass this concept and will elevate customer service to an entirely new level for the homebuilding industry. MyBeazerHome is a personalized website for every Beazer customer once they sign a contract. Currently in development, the prototype allows buyers to communicate with sales agents, review selections from design centers, apply for their mortgage, receive construction updates, schedule walk-throughs, coordinate closings, and order utility services. Buyers will be able to use MyBeazerHome to search for and locate move-in services, purchase homeowners and other insurance, and tap into detailed information about their new community.

    Once the buyer becomes a resident, MyBeazerHome will serve as a continuing link to Beazer and the community. Local products and services will be offered on-line. Re-modeling or home maintenance services may be shopped and purchased through the site. Community calendars and other neighborhood networks will be maintained on the site.

    In addition to the value and convenience it offers Beazer community residents, the site can also serve as an invaluable tool in the re-sale process by offering an accessible record of every detail and aspect of the home—from floor plans to appliance serial numbers. MyBeazerHome is a convergence of our strong customer and e-commerce commitments.

    MyBeazerHome adds efficiencies to the marketing process and we believe will create revenue potential for us from advertising, referral and transaction fees. And, most important, it can serve as a lifetime link to each and every homebuyer, giving Beazer the inside track on his or her future home purchases.

    MyBeazerHome is the virtual extension of our customer-centered philosophy that has long been a mainstay of our physical operations.

    CLINK—At Beazer, it's a sound that doesn't fade away.

What a concept!

Everything I need to know about my home and my new community in one place— and no paper clutter!

community. A two-minute walk to the pool. Kids are living in the yard. Dog is next. Wow. Can hardly wait until we're ready to move up and do it again.

Brian C. Beazer Chairman of the Board
Ian J. McCarthy President and Chief Executive Officer

Dear
Shareholders,

Click, Bam, Clink. You're hearing us grow! Something we have done for yet another year. And, it was another great year. During the past 12 months, we attracted a record number of homebuyers to our communities; extended our business; achieved our best financial performance in history; and, perhaps most importantly, made significant progress on the technological initiatives that are revolutionizing the way we do business. Whether at a sales center, construction site or closing table, the sound of growth is loud and clear.

    But our growth to date is just the beginning of the Beazer story. Today, the Company is among the most, if not the most, committed homebuilder in implementing e-commerce initiatives across our operations. What can you expect from us as we link the virtual and physical aspects of our business through our "Clicks & Sticks" strategy? You can expect margin expansion through new efficiencies and productivity gains. You can expect more homes sold, but less marketing dollars spent. And, you can expect us to have an expanded revenue base and more repeat customers as we utilize MyBeazerHome.com to establish an unprecedented level of loyalty between homebuyer and homebuilder.

Top Line Grows, Bottom Line Soars

    In the preceding pages, you've heard a lot about our growth. To see this growth, however, look no further than the income statement. Revenues for fiscal 2000 climbed to a record $1.5 billion. During the year, we sold 8,228 homes, more than three times the number we sold in 1993, the year before our IPO. This volume has led to a record $576 million sales value of homes in backlog at year-end. Even more important than the volume increases—EBITDA (earnings before interest, taxes, depreciation and amortization) increased to $106 million, yielding a 22% increase in earnings to $5.05 per share.

    Our record level of profitability reflects not only revenue gains, but also better operating profit margins. In 2000, these margins increased 50 basis points over fiscal 1999 and 240 basis points over 1997 when we began our profit improvement initiatives. This improvement reflects increased efficiencies throughout our business that are the result of technology implementation and best practices utilized throughout the Company. Our continued ability to raise prices in most of our markets also fueled margin expansion. Strong sales in the profitable Washington, D.C. area helped drive this increase. Our success in Washington is one of the many benefits we have realized from our 1998 acquisition of Trafalgar House. Not only has this purchase provided us with a major presence in the

Letter to Shareholders

Financial Highlights [Beazer Homes USA, Inc.]
(dollars in thousands, except per share amounts)

	Year ended September 30,
	2000	1999	1998
Statement of Operations Data
Homes closed	7,857	7,589	6,113
Total revenue	$1,527,865	$1,394,074	$977,409
Net income	$43,606	$36,934	$923,201
Diluted earnings per share	$5.05	$4.15	$2.66

Balance Sheet at Year-End
Total assets	$698,879	$594,568	$525,591
Total debt	$255,000	$215,000	$215,000
Shareholders' equity	$270,538	$234,662	$199,224

Return on Data(1)
Return on average capital	20.3%	19.9%	15.3%
Return on average equity	17.3%	17.0%	12.3%

(1)
See definitions on page 20.

Mid-Atlantic region, but also it has performed above our 20% return on capital target.

    Another significant driver of profitability in fiscal 2000 was increased revenue from our design centers. These revenues carry margins that are almost double our base home building business. Over the past year, options and upgrades have averaged over $13,800 per home, more than twice the average spent per home when the design centers debuted three years ago. The success of this initiative is particularly satisfying as it serves our two most important constituencies. For customers, the design centers provide more choices, customized products and pricing flexibility. For shareholders, the concept increases profitability and expands our revenue base.

    Improved profitability in fiscal 2000 drove our return on capital (ROC) over 20%, well in excess of the average for our industry. ROC continues to be a critical benchmark for us and a central part of our "Value Created" incentive plan.

    While the income statement is clear evidence of our growth, other measures of performance during fiscal 2000 confirm our underlying financial strength and stability. These include a 48.5% debt-to-total capitalization at year-end and an interest coverage ratio of 3.4 times. Confirmation of our financial strength came during the year when Standard & Poor's upgraded our public debt and Moody's Investor Service gave us a positive outlook for an upgrade, following their upgrade in the previous year.

    The strength of our balance sheet is even more impressive, given our land position. With developed land becoming an increasingly scarce resource, particularly in markets with strong economic and population growth, it is critical to maintain a strong land bank. We are fortunate to control the best supply of land in our history with approximately 28,000 lots or the equivalent to a 3.6-year supply. More than half of these lots are controlled through options that give us the right, but not the obligation, to acquire them. This arrangement allows us to benefit from the likely appreciation of optioned lots, while limiting our exposure in the event of a downturn in demand. We regard our land options as "Real Options", giving us maximum flexibility and the ability to enjoy all of the upside while limiting our downside.

An Optimistic and Confident Industry Outlook

    During this year, it has been frustrating for Beazer, and for our industry, to show phenomenal growth and to be in the strongest financial position ever, but to still be grossly undervalued by the public markets. We capitalized on this situation, however, through a 500,000 share re-purchase program. We purchased 6% of our common stock at an average price of $18.38 per share, a 41% discount to our year-end book value of $31.35 per share.

    We are very optimistic about the future of Beazer and our industry. Short term, our confidence is based on the record backlog of 2,929 homes, representing a record $576 million in sales value at year-end, up 20% over last year. This increase is a clear indication that our business remains very strong. Long term, our optimism is based on the same two simple facts that have driven Beazer's rapid growth to date. First, Americans have a deep desire to own their own home—a desire that is arguably one of the foundations of our society. This is not going to change. Second, positive population and demographic trends are expected to continue throughout the next decade.

    According to research by the Joint Center for Housing Studies of Harvard University, the country will continue to add 1.0 to 1.2 million new households annually over the next decade. Much of this growth will be from non-traditional sources, such as expanding minority and immigrant populations, many of whom are first-time buyers—Beazer's primary target market. Children of baby boomers, also known as echo boomers, will increase the number of young adults, who are prime candidates for starter homes. In addition, lifestyle trends, in particular telecommuting and other home-based work options, are placing more importance than ever on the desire for home ownership.

Right Place, Right Price, Right Product

    Beazer remains ideally positioned to capitalize on these housing demand trends:

  •
  We are in the right places. Our business is geographically diversified throughout 13 states with no single state accounting for more than 19% of closings. More importantly, our markets are in areas of strong economic growth, in particular the fast growing regions of the West and South.

  •
  We target the right customer at the right price. Our primary focus is on affordability for the first-time buyer for several reasons. This is a largely under-served segment of the market. The younger age profile of this group also ties in well with our increasing Internet-related marketing initiatives. It is the perfect basis to establish a customer relationship that we believe can span years, if not a lifetime.

  •
  We are building the right product. In addition to our core entry-level and first move-up home products, our portfolio is expanding to meet challenging market needs.We are developing creative solutions to smart growth issues in both suburban and in-town locations. For example, our innovative "Live/Work 2001" project will be featured at the National Association of Home Builders' International Builders' Show in Atlanta, Georgia in February 2001. We strongly believe that homebuilders such as Beazer should actively participate in responsible land planning and community growth.

Revolutionary Change, Bold Predictions

    Going forward, we are confident that our prospects for growth and prosperity will remain strong. Also, you've read that the technological side of our business is undergoing radical change. On the next pages of this report, you will hear more about these changes and their implementation from our e-Synergy team. This group is charged with making sure that we integrate our technological initiatives across all markets and all divisions within the Company. Through the widespread use of technology, we expect to re-define the traditional role of a homebuilder. Quite simply, our goal is to transform our role from a one-time, one-dimensional "homebuilder" into a permanent, multi-dimensional "home resource provider" for our customers. In the process, we can create long-term value for our shareholders through sustained revenue growth, improved margin potential and more diverse, and thus stable, income streams.

    These are bold predictions. But they match our bold goals. As we stated in 1999, our five-year plan was to more than double earnings per share by 2004. This translates into $9.00 earnings per share in 2004. Our 22% EPS growth in 2000 puts us ahead of our plan in achieving this target. While we work toward the achievement of this goal, we appreciate your continued support and the support of every one of our employees who will help make our goals a reality.

    Cover your ears. It's going to get even noisier around here.

Letter to Shareholders

Very truly yours,

Brian C. Beazer	Ian J. McCarthy
Chairman of the Board	President and Chief Executive Officer
December 8, 2000

Q&A	Building a Wired Beazer: Hear About It From Our e-Synergy Team

Beazer's e-Synergy team is an integrated network of e-commerce champions, led at the corporate level by Peter Simons, Senior Vice President, e-Business Development; Carla Collinge, Vice President and Chief Technology Officer; and Vance Lofton, Director of Information Systems. The team also consists of representatives from each of our divisional offices who bring a cross-section of functional and geographical expertise to bear on our e-commerce initiatives.

How exactly does the e-Synergy team work at Beazer?

Peter: The e-Synergy team is responsible for the implementation of our "Clicks & Sticks" initiatives, combining the virtual and physical aspects of our business. The corporate team members—armed with our information technology and housing industry knowledge—research and develop Internet-based solutions for the various aspects of our business. The team members in the field provide us with a reality check on these initiatives, and also generate new ideas from their respective markets. It is a powerful combination and has produced great results.

Can you give us specific examples?

Vance: Sure. The Land Web—an on-line repository of land acquisition information—came from our Florida division and has spread to other markets. Another example is WorkWithBeazer.com which started in our Las Vegas division and will soon be adopted nationally.

What force was behind the Company's early embrace of and continued commitment to the Internet and electronic commerce?

Carla: We were one of the first builders to anticipate that the Internet was going to be the buyer's avenue of choice to search for homes and therefore we were one of the early adopters. Beazer has had an active Internet presence since 1995. Once we understood how much sense the medium made from the customer's point of view, we knew we had to be there in a big way. We set out to give the buyer all the information we could in the initial stage of their home search, when they can cover so much ground and gather so much information just by sitting in front of their computer. It was just a natural.

How has www.beazer.com changed since its initial launch in 1995 and how does it compare to other builder sites?

Vance: We are in our third release of beazer.com and currently add upgrades every month to make the site even more transactional and interactive. We feel it is a very robust site, and apparently so do others. Donaldson Lufkin & Jenrette (DLJ), a major investment firm, recently gave us the highest score of the 11 public homebuilders' websites that they reviewed in their May 2000 report.

What is next for Beazer's e-commerce strategy?

Peter: Our current major B2C initiative is MyBeazerHome.com, a personalized website we are creating for every Beazer customer. This site will be groundbreaking in the industry. MyBeazerHome will connect customers directly to sales agents, mortgage managers and design centers through our data warehouse and provide them links to the community where they are moving.

MyBeazerHome certainly seems to be a great tool for the customer. Will it also add value to the Company?

Peter: Definitely. Homebuying is often a stressful experience. If we can improve our customers' buying experience and give them numerous value-added services, both before and after closing, we will exceed their

Peter Simons, Senior Vice President, e-Business Development Carla Collinge, Vice President and Chief Technology Officer Vance Lofton, Director of Information Systems

expectations and make them intensely loyal to Beazer. We will also be able to utilize the MyBeazerHome platform to generate referral, advertising and transaction revenues as we service our customer needs.

How do you plan to make sure your customers have access to the latest technology?

Vance: We have partnered with Dynamic Telecom Engineering (DTE) to provide fiber optic high-speed Internet access to every home in our communities nationwide. This will ensure all our buyers have easy and rapid access to MyBeazerHome.com. In addition, Beazer will share in the revenues for these and other telecommunication services provided by DTE.

You are very focused on the customer with your B2C initiatives. What is happening in the B2B field?

Carla:WorkWithBeazer.com is a site that links Beazer to its suppliers and contractors to coordinate scheduling, invoicing and other functions. We're currently developing it in the Las Vegas market. We are also testing a wireless communication application that links to WorkWithBeazer, providing real-time connectivity between our back office systems and field operations.

Peter: We are implementing our B2B strategy in conjunction with strategic partners, including BuildNet, who is developing an exchange for the homebuilding industry. We are taking a key role and made an equity investment in BuildNet to strengthen this relationship. Our strategy is not to be a venture fund for dot-com start-ups but, rather, to be a strategic partner with technology companies who offer breakthrough technology that we can integrate into our business.

With this commitment to technology, you will require people with technological skills. How does a builder "wire" its work force?

Vance: We recognize that we have to be progressive in training our employees through Business to Employee or B2E initiatives if we want to fully maximize the benefits of our B2C and B2B initiatives. We established Beazer University two years ago and are now enhancing our learning process through on-line training programs developed in conjunction with Arthur Andersen's Virtual Learning Network.

Why have you chosen to form an e-Synergy team within Beazer versus forming a separate company devoted to your e-commerce initiatives?

Carla: Our Internet strategy is not an ancillary business for us. It is an integral part of our business. The Internet is touching every corner of the Company and transforming every function, ranging from the initial on-line surveys used for our market research through the whole selling and construction process to the on-line warranty request used by our customer service representatives.

We want to facilitate deep integration of e-initiatives throughout all of our systems and processes because we feel that all parts of the business can operate more efficiently and profitably through the use of technology.

No area of our business is left untouched by the browser.

Building Hope Through HomeAid

Every year Beazer builds thousands of homes for our customers. As the first National Builder Sponsor of HomeAid America, we're also building hope for the temporarily homeless. HomeAid America, a public-private partnership of homebuilders, community leaders and service providers, was formed in 1989. Its purpose is to build and renovate shelters to be owned and operated by non-profit care providers that serve the temporarily homeless. One of our primary roles as a national sponsor is to help HomeAid expand nationwide and also to bring in additional sponsors. To date, the organization has utilized the talents of 30,000 volunteers and invested over $30 million to build 55 shelters nationwide.

    "Over the years, Beazer Homes' example as an outstanding Corporate Citizen has been second to none. Your team has cared enough to put your time, talents and treasure on the line to make a difference in peoples' lives where it counts," says L.C. "Bob" Albertson, Jr., the Founding President of HomeAid America.

The Children's Receiving Home Sacramento, California

Among the many projects that Beazer has helped to make a reality is the Children's Receiving Home in Sacramento, California. The home, completed this year, provides a haven for young children who are escaping a violent or abusive environment. In 2000, Beazer also was involved with other companies in building the Inland Community Children's Ranch in California's Riverside County. The 10-acre ranch will be a safe environment for children who are healing from abuse. The success of these shelters is a result of a combined effort among Beazer employees, suppliers and contractors. We are now extending this team effort into Arizona, Florida, Texas and Virginia and, eventually, to all of our markets nationwide.

    "When you spend every day building homes you can easily forget that simply having a roof over your head at night is only a dream for many people," notes Jerry Gates, President of Beazer's Southern California division and a member of the HomeAid Board of Directors. "As a company and as individuals, we're delighted to help make that dream come true, just as we make the dream of home ownership come true for so many other families."

Inland Community Children's Ranch Riverside County, California

Selected Financial Data
[Beazer Homes USA, Inc.]

	Year ended September 30,
	2000		1999		1998		1997		1996
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Total revenue	$1,527,865		$1,394,074		$977,409		$852,110		$866,627
Operating income	75,623		61,800		36,916		17,656	(1)	30,122
Net income	43,606		36,934		23,201		11,189	(1)	18,266
Net income per common share:
Basic	5.28		4.59		3.27		1.18	(1)	2.24
Diluted	5.05		4.15		2.66		1.15	(1)	2.01

Balance Sheet Data:
Cash	$—		$—		$67,608		$1,267		$12,942
Inventory	629,663		532,559		405,095		361,945		320,969
Total assets	698,879		594,568		525,591		399,595		356,643
Total debt	255,000		215,000		215,000		145,000		115,000
Stockholders' equity	270,538		234,662		199,224		179,286		178,701

Supplemental Financial Data:
EBIT(2)	$99,189		$86,013		$56,525		$33,051	(1)	$45,327
EBITDA(2)	106,041		91,521		59,794		35,272	(1)	46,855
Interest incurred	30,897		26,874		21,259		16,159		14,176
EBIT/interest incurred	3.21	x	3.20	x	2.66	x	2.05	x	3.20	x
EBITDA/interest incurred	3.43	x	3.41	x	2.81	x	2.18	x	3.31	x
Financial Statistics(3):
Total debt as a percentage of total debt and stockholders' equity	48.5%		47.8%		51.9%		44.7%		39.2%
Asset turnover	2.36	x	2.49	x	2.11	x	2.25	x	2.47	x
EBIT margin	6.5%		6.2%		5.8%		3.9%		5.2%
Return on average assets	15.3%		15.4%		12.2%		8.7%		12.9%
Return on average capital	20.3%		19.9%		15.3%		10.7%		15.8%
Return on average equity	17.3%		17.0%		12.3%		6.3%		10.6%

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

(2)
EBIT and EBITDA: EBIT (earnings before interest and taxes) equals net income before (a) previously capitalized interest amortized to costs and expenses; and (b) income taxes. EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated by adding depreciation and amortization for the period to EBIT. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBIT and EBITDA are not intended to represent cash flows for the period nor have they been presented as an alternative to net income as an indicator of operating performance.

(3)
Asset turnover—(total revenue divided by average total assets); EBIT margin—(EBIT divided by total revenues); Return on average assets = (EBIT divided by average total assets); Return on average capital = (EBIT divided by average total debt plus stockholders' equity); Return on average equity = (net income divided by average stockholders' equity).

Financial Information

14	Management's Responsibility for Financial Reporting and System of Internal Controls
16	Operations Review/Management's Discussion and Analysis
20	Forward-Looking Statements
21	Consolidated Statements of Income
22	Consolidated Balance Sheets
23	Consolidated Statements of Stockholders' Equity
24	Consolidated Statements of Cash Flows
33	Notes to Consolidated Financial Statements
44	Independent Auditors' Report
45	Quarterly Data
46	Selected Financial and Operating Data: 1993-2000
47	Beazer Homes At-A-Glance
49	Board of Directors
50	Operating and Corporate Management
52	Shareholder and Corporate Information

Management's Responsibility
for Financial Reporting and System of Internal Controls
[Beazer Homes USA, Inc.]

Financial Statements

    The accompanying consolidated financial statements are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

    The Company's consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, who were given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Deloitte & Touche LLP's audit report included on page 42 provides an independent opinion as to the fairness of presentation of the consolidated financial statements.

System of Internal Controls

    The Company maintains a system of internal controls over financial recording and reporting which is designed to provide reasonable assurance that assets are safeguarded and transactions are recorded in accordance with the Company's policies and procedures and which ultimately will result in the preparation of reliable financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system has inherent limitations—including the possibility of the overriding of controls—and therefore can provide only reasonable, not absolute, assurance with respect to financial statement preparation.

    The Company assessed its internal control system as of September 30, 2000 in relation to criteria for effective internal control over preparation of its published annual (and interim) financial statements described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commissions. Based on this assessment, the Company believes that, as of September 30, 2000, its system of internal controls over the preparation of its published annual (and interim) financial statements met these criteria. Deloitte & Touche LLP also reviews and tests the effectiveness of these systems to the extent they deem necessary to determine the extent of audit procedures needed in connection with their audit of the consolidated financial statements.

    The Audit Committee of the Board of Directors, which is composed of Directors who are not officers or employees of the Company, provides oversight to the financial reporting process. The independent auditors have unrestricted access to the Audit Committee.

Ian J. McCarthy President and Chief Executive Officer	David S. Weiss Executive Vice President and Chief Financial Officer	Michael Rand Vice President and Controller

Operations Review/
Management's Discussion and Analysis
[Beazer Homes USA, Inc.]

[General]

    Homebuilding:  We design, build and sell single-family homes in the following regions and states:

Southeast	Florida, Georgia, North Carolina, South Carolina, Tennessee
Southwest	Arizona, California, Nevada
Central	Texas
Mid-Atlantic	Maryland, New Jersey, Pennsylvania, Virginia

    We intend, subject to market conditions, to expand in our current markets and to consider entering new markets either through expansion from existing markets or through acquisitions of established regional homebuilders. We seek to be one of the five largest builders in each of the markets that we serve.

    Most of our homes are designed to appeal to entry-level and first-time move-up homebuyers and are generally offered for sale in advance of their construction. Once a sales contract has been signed, the Company classifies the transaction as a "new order." Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by these sales contracts are considered by the Company as its "backlog." The Company does not recognize revenue on homes in backlog until the sales are closed and the risk of ownership has been transferred to the buyer.

    Ancillary Businesses:  We have established several businesses to support our core homebuilding operations. We operate design centers in the majority of our markets. Through design centers, homebuyers can choose non-structural upgrades and options for their new home. We also provide mortgage origination services for our homebuyers through Beazer Mortgage Corp. Beazer Mortgage originates, processes and sells mortgages to third-party investors. Beazer Mortgage does not retain or service the mortgages that it originates. We also provide title insurance to our homebuyers in many of our markets. During fiscal 2000, we formed an insurance agency to provide homeowners and other insurance to our homebuyers. We will continue to evaluate opportunities to provide other ancillary services to our homebuyers.

    Investment in Unconsolidated Joint Venture:  We have a non-controlling interest in Premier Communities, a joint venture with Corporacion GEO S.A.CV, a Mexican homebuilder, to build affordable housing in the United States. The joint venture has experienced losses since its inception in 1997 and is now in the process of winding down. Included in other expense for the year ended September 30, 2000 is a $3.3 million charge, for the write-off of our now impaired investment in the joint venture and our expected obligation to fund certain letters of credit we have issued to guarantee our share of the outstanding indebtedness of the joint venture. In addition to the charge for the costs of winding down the joint venture, other expense includes $2.8 million for the year ended September 30, 2000 and $2.1 million for the year ended September 30, 1999, respectively, for our share of the joint venture's operating losses. We currently do not expect to record further charges relating to the winding down of the joint venture in the future.

    Value Created:  We evaluate our financial performance and the financial performance of our operations using Value Created, a variation of economic profit or economic value added. Value Created measures the extent to which we exceed our cost of capital. It is calculated as earnings before interest and taxes (EBIT) less a charge for all of the capital employed multiplied by our estimate of our minimum weighted average cost of capital (currently 14%). Most of our employees receive incentive compensation based upon a combination of Value Created and the change in Value Created during the year. For key managers, a portion of the incentive is put in a bank. This portion is always at risk and may be paid out over three years. We believe that our Value Created system encourages managers to act like owners, rewards profitable growth and focuses attention on long-term loyalty and performance.

Results of Operations

	Year ended September 30,
	2000		1999
					1998
		% Change		% Change
	Amount		Amount		Amount
Number of new orders, net of cancellations(1):
Southeast Region:
Georgia	249	27.7%	195	(9.3)%	215
North Carolina	797	(14.0)	927	11.6	831
South Carolina	519	3.0	504	(2.7)	518
Tennessee	407	(10.0)	452	(9.8)	501
Florida	920	(4.5)	963	17.0	823

Total Southeast	2,892	(4.9)	3,041	5.3	2,888

Southwest Region:
Arizona	1,099	(9.0)	1,208	(22.2)	1,552
California	1,857	43.1	1,298	3.2	1,258
Nevada	437	10.9	394	(9.4)	435

Total Southwest	3,393	17.0	2,900	(10.6)	3,245

Central Region:
Texas	695	43.3	485	(35.2)	749

Mid-Atlantic Region:
Maryland	326	7.6	303	n/a (2)
New Jersey/Pennsylvania	222	16.2	191	n/a
Virginia	700	13.8	615	n/a

Total Mid-Atlantic	1,248	12.5	1,109	n/a

Total	8,228	9.2%	7,535	9.5%	6,882

Backlog at end of year:
Southeast Region:
Georgia	116	93.3%	60	(34.8)%	92
North Carolina	153	(39.5)	253	11.9	226
South Carolina	107	(39.5)	177	(2.7)	182
Tennessee	107	(10.8)	120	(22.1)	154
Florida	392	0.8	389	13.7	342

Total Southeast	875	(12.4)	999	0.3	996

Southwest Region:
Arizona	381	(17.5)	462	(3.3)	478
California	586	185.9	205	12.6	182
Nevada	182	52.9	119	43.4	83

Total Southwest	1,149	46.2	786	5.8	743

Central Region:
Texas	259	25.7	206	(35.2)	318

Mid-Atlantic Region:
Maryland	128	(16.9)	154	n/a
New Jersey/Pennsylvania	110	1.9	108	n/a
Virginia	408	33.8	305	n/a

Total Mid-Atlantic	646	13.9	567	n/a

Total	2,929	14.5%	2,558	24.4%	2,057

Number of closings:
Southeast Region:
Georgia	193	(15.0)%	227	36.7%	166
North Carolina	897	(0.3)	900	15.8	777
South Carolina	589	15.7	509	14.4	445
Tennessee	420	(13.6)	486	13.6	428
Florida	917	(7.0)	986	45.6	677

Total Southeast	3,016	(3.0)	3,108	24.7	2,493

Southwest Region:
Arizona	1,180	(3.6)	1,224	(8.4)	1,336
California	1,475	15.7	1,275	10.5	1,154
Nevada	375	4.7	358	(27.1)	491

Total Southwest	3,030	6.1	2,857	(4.2)	2,981

Central Region:
Texas	642	7.5	597	(6.6)	639

Mid-Atlantic Region:
Maryland	352	15.0	306	n/a
New Jersey/Pennsylvania	220	4.3	211	n/a
Virginia	597	17.1	510	n/a

Total Mid-Atlantic	1,169	13.8	1,027	n/a

Total	7,857	3.5%	7,589	24.1%	6,113

Homebuilding Revenues:
Southeast region	$517,879	(0.1)%	$518,589	30.6%	$396,954
Southwest region	597,990	13.5	526,931	17.2	449,766
Central region	114,119	6.9	106,767	(2.3)	109,298
Mid-Atlantic region	268,208	19.6	224,270	n/a

Total	$1,498,196	8.8%	$1,376,557	44.0%	$956,018

Average sales price per home closed:
Southeast region	$171.7	2.9%	$166.9	4.8%	$159.2
Southwest region	197.4	7.0	184.4	22.2	150.9
Central region	177.8	(0.6)	178.8	4.6	171.0
Mid-Atlantic region	229.4	5.0	218.4	n/a

Total	$190.7	5.1%	$181.4	16.0%	$156.4

Number of active subdivisions at year-end:
Southeast region	118	6.3%	111	(1.8)%	113
Southwest region	68	7.9	63	6.8	59
Central region	28	7.7	26	(16.1)	31
Mid-Atlantic region	41	0.0	41	n/a

Total	255	5.8%	241	18.7%	203

(1)
New orders for 1999 and 1998 do not include 555 and 96 homes in backlog, respectively, from acquired operations.

(2)
n/a Percentage change is not applicable. We entered the Mid-Atlantic region in December 1998 by acquiring the assets of the homebuilding operations of Trafalgar House Property, Inc.

Operations Review/
Management's Discussion and Analysis
[Beazer Homes USA, Inc.]

New Orders by Fiscal Year:

    New orders increased in both of the last two years. These increases resulted from Beazer taking advantage of strong economic conditions in most of the markets where we operate by increasing our investment in those markets. In particular, the Company's California operations took advantage of strongly rebounding markets in that state. The overall increase in new orders in 2000 and 1999 is also attributable to the growth of the Mid-Atlantic region, entered via acquisition in December 1998. Over the past two years, the Company has actively raised prices to increase margins (despite rising labor and materials costs) in most of its markets. This resulted in declines in new order levels in certain markets. In addition, we believe that increased competition contributed to a decline in new orders in the Southeast region in 2000.

    The fundamentals that drive sales activity are numerous and varied. On a macro level, low unemployment, high consumer confidence and stable mortgage interest rates each contribute to a positive general homebuilding environment in a market. Our ability to stay ahead of changing customer preferences and local demographic trends with our product mix and to maintain adequate product supply (as measured by the number of active subdivisions) contributes locally to new order trends. Backlog: The increases in unit backlog in each of the past two years reflect the favorable homebuilding environment driving new order activity. The increases in aggregate dollar value also reflect our ability to raise prices in most markets and the additional revenues realized through use of design centers.

Seasonality and Quarterly Variability:

    Our homebuilding operating cycle generally reflects escalating new order activity in the Company's second and third fiscal quarters and higher closings in the third and fourth quarters. The Company believes that this seasonality reflects the preference of homebuyers to shop for a new home in the spring, as well as the scheduling of construction to accommodate seasonal weather conditions.

    The following chart presents certain unaudited quarterly operating data for the Company's last 12 fiscal quarters and is indicative of this seasonality.

Financial Results:

    The following table provides additional details of revenues and certain expenses included in the Company's consolidated statements of operations.

	Year ended September 30,
	2000	1999	1998
	(in thousands)
Revenues:
Homebuilding	$1,498,196	$1,376,557	$956,018
Land and lot sales	19,017	10,553	16,834
Mortgage origination	17,671	13,059	8,295
Intercompany elimination—mortgage	(7,019)	(6,095)	(3,738)

Total revenue	$1,527,865	$1,394,074	$977,409

Cost of home construction and land sales:
Homebuilding	$1,248,099	$1,151,460	$799,425
Land and lot sales	14,838	8,077	15,516
Intercompany elimination—mortgage	(7,019)	(6,095)	(3,738)

Total cost of home construction and land sales	$1,255,918	$1,153,442	$811,203

Selling, general and administrative:
Homebuilding operations	$157,794	$145,201	$105,946
Mortgage origination operations	10,826	8,162	4,313

Total selling, general and administrative	$168,620	$153,363	$110,259

Operations Review/
Management's Discussion and Analysis continued
[Beazer Homes USA, Inc.]

Revenues:

    In fiscal 2000, we experienced revenue increases in each of our Southwest, Central and Mid-Atlantic regions and a slight decrease in our Southeast region. Revenues in the Southwest and Central regions increased due to the increase in home closings. The increase in the Southwest is also the result of increases in average sales price. The increase in the Mid-Atlantic is a result of the region's results being included for a full 12 months in fiscal 2000 versus only 10 months in fiscal 1999, along with an increase in the average sales price per home closed. The decrease in the average sales price of homes closed in the Central region is a result of our increased focus on the first-time buyer and first move-up segments in Texas.

    The increase in homebuilding revenues for the year ended September 30, 1999 compared to the year ended September 30, 1998 is the result of both an increase in the average price per home closed and increases in the number of homes closed. The increase in average price is largely attributable to sales price increases during fiscal 1999 in several markets and higher revenue contributions from upgrades sold through our design centers. Our Mid-Atlantic region contributed $224 million in revenue in the 10 months following completion of the acquisition of Trafalgar House in December 1998.

    Consistent with our stated policy of reducing our investment in markets and projects that are not meeting or exceeding our overall cost of capital, we executed several land sales during the past three fiscal years. We realized profits of $4.2 million, $2.5 million and $1.3 million on such land sales in fiscal 2000, 1999 and 1998, respectively.

Cost of Home Construction and Land Sales:

    The increase in gross margins in each of the last two fiscal years is the result of continued expansion of the Company's profitability initiatives, specifically the sale of upgrades and options through design centers and mortgage origination operations. The gross margin on upgrades and options sold through our design centers are significantly higher than our base homebuilding business, averaging 25% to 30%. Mortgage origination operations contribute to gross margin improvements by directing payment of certain closing costs and discounts to Beazer Mortgage rather than a third-party lender. In addition, a strong general economic environment has allowed us to raise sales prices in most of our markets, thereby reducing the impact of rising labor and materials costs.

Selling, General and Administrative Expense:

    During fiscal 1998, we made significant investments in improving our information systems and opening mortgage origination operations and design centers. Many of these up-front costs were expensed, resulting in an increase in SG&A as a percentage of revenues. The efficiencies and savings associated with these initiatives contributed to the reduction of SG&A as a percentage of revenues in fiscal 1999. In addition, in fiscal 1999, a higher level of revenues allowed us to achieve more leverage off the fixed portion of SG&A.

Mortgage Origination Operations:

    During fiscal 1999 and 2000, we expanded our mortgage origination operations, resulting in a higher capture rate (Beazer Mortgage originations as a percentage of total home closings). In fiscal 2000, we opened a centralized processing center for our mortgage operations that we believe will contribute to increased efficiency in those operations in the future.

Income Taxes:

    Income taxes for fiscal 2000, 1999 and 1998 were provided at effective rates of 39.0%, 39.0% and 38.1%, respectively. Slight fluctuations in our effective tax rate are the result of variations in state income tax rates.

Financial Condition and Liquidity:

    At September 30, 2000, Beazer had $40 million in outstanding borrowings under our $250 million unsecured revolving credit facility. We fulfill our short-term cash requirements with cash generated from our operations and funds available from our unsecured revolving credit facility. Available borrowings under this credit agreement are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 2000, we had available additional borrowings of $186 million under the credit agreement.

    During fiscal 2000, our Board of Directors approved a stock repurchase plan authorizing the purchase of up to 500,000 shares of our outstanding common stock. Using borrowings under the credit facility, we completed the plan and repurchased 500,000 shares during 2000, on the open market for an aggregate purchase price of $9.2 million.

    During the year ended September 30, 1999, we utilized borrowings under the credit facility of approximately $90.0 million for the acquisition of the residential homebuilding operations of Trafalgar House Property, Inc. All such borrowings for these acquisitions were repaid as of September 30, 1999.

    At September 30, 2000, we had the following long-term debt (in thousands):

Debt	Due	Amount
8 7/8% Senior Notes	April 2008	$100,000
9% Senior Notes	March 2004	115,000
Credit Facility	November 2002	40,000

Total		$255,000

    All significant subsidiaries of Beazer Homes USA, Inc. are guarantors of the Senior Notes and our obligations under the credit facility and are jointly and severally liable for our obligations under the Senior Notes and the credit facility. Separate financial statements and other disclosures concerning each of the significant subsidiaries are not included, as the aggregate assets, liabilities, earnings and equity of the subsidiaries equal such amounts for the Company on a consolidated basis and separate subsidiary financial statements are not considered material to investors. The total assets, revenues and operating profit of the non-guarantor subsidiaries are in the aggregate immaterial to the Company on a consolidated basis. Neither the credit facility nor the Senior Notes restrict distributions to Beazer Homes USA, Inc. by its subsidiaries. At September 30, 2000, under the most restrictive covenants of each indenture, approximately $63.8 million of our retained earnings was available for cash dividends and for share repurchases.

Operations Review/

Management's Discussion and Analysis
[Beazer Homes USA, Inc.]

Land Bank:

    We attempt to maintain approximately a three-year supply of land, with half or more controlled through options. At September 30, 2000, we controlled 28,046 lots (a 3.6-year supply, based on fiscal 2000 closings), with 12,010 lots owned and 16,036 lots under option. At September 30, 2000, we had commitments with respect to option contracts with specific performance obligations of approximately $31.7 million. We expect to exercise all of our option contracts with specific performance obligations and, subject to market conditions, substantially all of our options contracts without specific performance obligations. As a result of the flexibility that these options provide us, upon a change in market conditions we may renegotiate the terms of the options prior to their ultimate exercise.

    In January 2000, we filed a $300 million universal shelf registration statement on Form S-3 with the Securities and Exchange Commission. Pursuant to the filing, the Company may, from time to time over an extended period, offer new debt or equity securities. This shelf registration will allow the Company to expediently access capital markets periodically in the future. The timing and amount of offerings, if any, will depend on market and general business conditions.

    During fiscal 1999, we induced the conversion of 1,997,836 shares of our then outstanding preferred stock into common stock. We paid an aggregate of $1.3 million in cash as a part of the inducement transactions. The 2,164 shares of preferred stock not converted into common stock were redeemed for cash (including accrued and unpaid dividends) of $26.678 per preferred share. We currently have no shares of preferred stock outstanding. By inducing conversion of the preferred stock we were able to simplify our capital structure and eliminate our annual $4 million cash dividend.

    We believe that our current borrowing capacity at September 30, 2000 and anticipated cash flows from operations are sufficient to meet liquidity needs for the foreseeable future.

Recent Accounting Pronouncements:

    In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, and for hedging activities by requiring that all derivatives be recognized in the balance sheet and measured at fair value. We believe that the adoption of SFAS 133 will not have a significant effect on our financial position or financial statement disclosures. SFAS 133 (as now amended) is effective for our fiscal year beginning October 1, 2000.

Outlook:

    We are optimistic about our prospects for fiscal 2001 and confident about our long-term prospects. As a result of increased backlog at September 30, 2000, we expect home closings to increase in fiscal 2001 and based on the projected profitability on the homes in backlog we expect our gross and operating profit margins for fiscal 2001 to exceed those for fiscal 2000. Based upon these factors we currently target achieving earnings of $5.75 to $6.00 per share for fiscal 2001. Over the long term, we believe projected population growth and, subsequently, household formation will drive demand for housing, especially in the growth states in which we operate. We continue to refine and improve the construction process with technology, invest in our people through education and explore new ways to expand our revenue base and reduce our costs using the Internet. All the while, we are maintaining financial discipline through the framework of our Value Created incentive plan. Our five-year plan, introduced in fiscal 1999, targets delivering 15,000 home closings and earning over $9.00 per diluted share by fiscal 2001.

Forward-Looking Statements
[Beazer Homes USA, Inc.]

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

    Certain of the statements contained in this report, including those under "Outlook" and "Financial Condition," constitute "forward-looking statements" within the meaning of the federal securities laws. These statements include short-term and long-term targets for home closings and earnings per share. While we believe that these statements are accurate, our business is dependent upon general economic conditions and is subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. The most significant factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the following:

  •
  Economic changes nationally or in one of the Company's local markets,

  •
  Volatility of mortgage interest rates,

  •
  Increased competition,

  •
  Changes in the costs of winding down Premier Communities,

  •
  Shortages of skilled labor or raw materials used in production of houses,

  •
  Increased prices for labor, land and raw materials used in the production of houses,

  •
  Increased land development costs on projects under development,

  •
  Any delays in reacting to changing consumer preference in home design,

  •
  Delays or difficulties in implementing the Company's initiatives to reduce its production and overhead cost structure,

  •
  Delays in land development or home construction resulting from adverse weather conditions,

  •
  Potential delays or increased costs in obtaining necessary permits as a result of changes to laws, regulations or governmental policies.

Consolidated Statements of Income

[Beazer Homes USA, Inc.]

	Year ended September 30,
	2000	1999	1998
	(in thousands, except per share amounts)
Total revenue	$1,527,865	$1,394,074	$977,409
Costs and expenses:
Home construction and land sales	1,255,918	1,153,442	811,203
Amortization of previously capitalized interest	27,704	25,469	19,031
Selling, general and administrative	168,620	153,363	110,259

Operating income	75,623	61,800	36,916
Other (expense)/income, net	(4,138)	(1,256)	578

Income before income taxes	71,485	60,544	37,494
Provision for income taxes	27,879	23,610	14,293

Net Income	$43,606	$36,934	$23,201

Dividends and other payments to preferred stockholders	$—	$3,343	$4,000
Net income applicable to common stockholders:
Basic	$43,606	$33,591	$19,201
Diluted	$43,606	$36,934	$23,201
Weighted average number of shares:
Basic	8,254	7,320	5,864
Diluted	8,630	8,895	8,731
Net income per common share:
Basic	$5.28	$4.59	$3.27
Diluted	$5.05	$4.15	$2.66
*
See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

[Beazer Homes USA, Inc.]

	September 30,
	2000	1999
	(dollars in thousands, except per share amounts)
Assets:
Cash and cash equivalents	$—	$—
Accounts receivable	23,087	21,416
Inventory	629,663	532,559
Deferred tax asset	9,506	5,714
Property, plant and equipment, net	12,206	13,102
Goodwill, net	7,250	8,051
Other assets	17,167	13,726

Total Assets	$698,879	$594,568

Liabilities and Stockholders' Equity:
Liabilities:
Trade accounts payable	$72,212	$54,860
Other liabilities	101,129	90,046
Revolving credit facility	40,000	—
Senior Notes	215,000	215,000

Total Liabilities	428,341	359,906

Stockholders' Equity:
Preferred stock (par value $.01 per share, 5,000,000 shares authorized, no shares issued)	—	—
Common stock (par value $.01 per share, 30,000,000 shares authorized, 12,275,851 and 12,266,149 issued, 8,483,824 and 8,974,122 outstanding)	123	123
Paid in capital	195,134	194,528
Retained earnings	141,094	97,488
Unearned restricted stock	(4,609)	(5,494)
Treasury stock, at cost (3,792,027 and 3,292,027 shares)	(61,204)	(51,983)

Total Stockholders' Equity	270,538	234,662

Total Liabilities and Stockholders' Equity	$698,879	$594,568

*  See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

[Beazer Homes USA, Inc.]

	Preferred Stock	Common Stock	Paid in Capital	Retained Earnings	Unearned Restricted Stock	Treasury Stock	Total
	(dollars in thousands)
Balance, September 30, 1997	$20	$93	$187,798	$44,802	$(1,444)	$(51,983)	$179,286
Issuance of restricted stock (238,000 shares)			4,805		(4,805)		—
Amortization of unearned restricted stock					611		611
Preferred stock dividends paid				(4,000)			(4,000)
Vesting of restricted stock			126				126
Net Income				23,201			23,201

Balance, September 30, 1998	20	93	192,729	64,003	(5,638)	(51,983)	199,224
Issuance of restricted stock (137,604 shares)			789		(789)		—
Amortization of unearned restricted stock			138		933		1,071
Stock options exercised		1	202				203
Vesting of restricted stock		2	677				679
Dividends and other payments to preferred stockholders				(3,449)			(3,449)
Conversion and redemption of preferred stock	(20)	27	(7)				—
Net Income				36,934			36,934

Balance, September 30, 1999	—	123	194,528	97,488	(5,494)	(51,983)	234,662
Issuance of restricted stock (52,128 shares)			255		(255)		—
Amortization of unearned restricted stock			240		1,140		1,380
Vesting of restricted stock			111				111
Purchase of treasury stock (500,000 shares)						(9,221)	(9,221)
Net Income				43,606			43,606

Balance, September 30, 2000	$—	$123	$195,134	$141,094	$(4,609)	$(61,204)	$270,538

*  See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

[Beazer Homes USA, Inc.]

	Year ended September 30,
	2000	1999	1998
	(in thousands)
Cash flows from operating activities:
Net Income	$43,606	$36,934	$23,201
Adjustments to reconcile net income to net cash (used)/provided by operating activities:
Depreciation and amortization	6,852	5,508	3,269
Provision for deferred income taxes	(3,792)	(2,431)	340
Changes in operating assets and liabilities, net of effects from acquisitions:
Increase in inventory	(97,104)	(23,129)	(26,220)
Increase/(decrease) in trade accounts payable	17,352	(17,258)	15,824
Increase in other accrued liabilities	11,083	34,440	18,344
Other	3,277	219	(7,609)

Net cash (used)/provided by operating activities	(18,726)	34,283	27,149

Cash flows from investing activities:
Capital expenditures	(3,775)	(4,104)	(5,775)
Investment in unconsolidated joint ventures	(8,030)	(2,100)	(1,200)
Acquisitions, net of cash acquired		(91,800)	(16,766)

Net cash used by investing activities	(11,805)	(98,004)	(23,741)

Cash flows from financing activities:
Proceeds from issuance of 8 7/8% Senior Notes			100,000
Net borrowings under revolving credit facility	40,000		(30,000)
Debt issuance costs	(248)	(438)	(3,067)
Cash dividends paid on preferred stock		(3,449)	(4,000)
Stock repurchases	(9,221)

Net cash provided/(used) by financing activities	30,531	(3,887)	62,933

(Decrease)/increase in cash	—	(67,608)	66,341
Cash and cash equivalents at beginning of year	—	67,608	1,267

Cash and cash equivalents at end of year	$—	$—	$67,608

Supplemental cash flow information:
Interest paid	$29,244	$25,356	$20,379
Income taxes paid	$31,533	$25,909	$14,533

*  See Notes to Consolidated Financial Statements

Notes To Consolidated Financial Statements

[Beazer Homes USA, Inc.]

1 [Summary of Significant Accounting Policies]

    Organization—Beazer Homes USA, Inc. is one of the largest single-family homebuilders in the United States based on number of homes closed. We design, build and sell single-family homes in 35 markets located in Arizona, California, Florida, Georgia, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia. We also provide mortgage origination services for our homebuyers through Beazer Mortgage Corp. ("Beazer Mortgage"). In addition, we provide title services to our homebuyers in many of our markets. During fiscal 2000, we formed an insurance agency to provide homeowners and other insurance to our homebuyers.

    Basis of Presentation—The accompanying consolidated financial statements include the accounts of Beazer Homes USA, Inc. and our wholly owned subsidiaries. Intercompany balances have been eliminated in consolidation.

    Cash and Cash Equivalents—We consider investments with maturities of three months or less when purchased to be cash equivalents. Included in trade accounts payable are book overdrafts of $20.1 million and $8.9 million at September 30, 2000 and 1999, respectively.

    Inventory—Inventory consists solely of residential real estate developments. Interest, real estate taxes and development costs are capitalized in inventory during the development and construction period.

    Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Depreciation is computed on a straight line basis at rates based on estimated useful lives as follows:

Buildings	15 years
Machinery and equipment	3-12 years
Information systems	3-5 years
Furniture and fixtures	3-5 years

    Income Taxes—Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

    Income Recognition and Classification of Costs—Income from the sale of residential units or land parcels is recognized when closings have occurred and the risk of ownership is transferred to the buyer. Sales commissions are included in selling, general and administrative expense.

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

    Advertising costs of $16,545,000 $14,349,000 and $12,113,000 for fiscal years 2000, 1999 and 1998, respectively, are expensed as incurred.

    Goodwill—Goodwill represents the excess of the purchase price over the fair value of assets acquired and is being amortized over a 15-year period. Amortization expense was $801,000, $801,000 and $736,000 for the years ended September 30, 2000, 1999 and 1998, respectively. Accumulated amortization was $4,787,000 and $3,986,000 at September 30, 2000 and 1999, respectively. In the event that facts and circumstances indicate that the carrying value of goodwill may be impaired, an evaluation of recoverability is performed. The evaluation compares the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a writedown to discounted cash flow value is required.

    Other Liabilities—Other liabilities include homebuyer deposits, land purchase obligations, accrued compensation and various other accrued expenses.

    Fair Value of Financial Instruments—The historical carrying amount of short-term financial instruments is a reasonable estimate of fair value. The fair value of our publicly held debt is estimated based on the quoted bid prices for these debt instruments. The fair values of our publicly held debt were approximately $206 million at September 30, 2000.

    Earnings Per Share—The computation of basic earnings per common share is determined by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share additionally gives effect (when dilutive) to stock options, stock awards, and the assumed conversion of convertible preferred stock.

    Segment Reporting—We conduct homebuilding operations which specialize in the design, construction, and sale of residential housing across several different geographic regions of the United States. As these geographic activities have similar characteristics, they have been aggregated into one reportable segment—the homebuilding segment.

    Stock-Based Compensation—As described in Note 12, we have elected to follow the intrinsic value method to account for compensation expense related to the award of stock options and to furnish the pro forma disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Since our stock option awards are granted at prices no less than the fair-market value of the shares at the date of grant, no compensation expense is recognized. Compensation expense related to restricted stock awards is determined at the date of grant, recorded as unearned compensation expense and amortized over the vesting period of the awarded shares. The unearned compensation expense related to such awards is reflected as a reduction of stockholders' equity.

    Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Other Assets—Other assets include prepaid expenses, debt issuance costs and investments in unconsolidated entities, including minority investments in technology ventures and our interest in a real estate development joint venture in northern Virginia.

    We also have a non-controlling 49% equity method interest in Premier Communities, a joint venture with Corporacion GEO S.A. de C.V., a Mexican homebuilder, to build affordable housing in the United States. The joint venture has experienced losses since its inception in 1997 and is now in the process of winding down. Included in other expense for the year ended September 30, 2000 is a $3.3 million charge to reflect the write-off of our remaining, now impaired, investment in the joint venture and our expected obligation to fund certain letters of credit we have issued to guarantee our share of the outstanding indebtedness of the joint venture. In addition to the charge for the costs of winding down the joint venture, other expense includes $2.8 million for the year ended September 30, 2000 and $2.1 million for the year ended September 30, 1999, respectively, for our share of the joint venture's operating losses. At September 30, 2000, we had $2.7 million accrued for the winding down of the joint venture. We currently do not expect to record further charges relating to the winding down of the joint venture in the future.

    Reclassifications—Certain items in prior period financial statements have been reclassified to conform to the current presentation.

    Recent Accounting Pronouncements—In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, and for hedging activities by requiring that all derivatives be recognized in the balance sheet and measured at fair value. We believe that the adoption of SFAS 133 will not have a significant effect on our financial position or financial statement disclosures. FAS 133 (as now amended) is effective for our fiscal year beginning October 1, 2000.

2 [Acquisitions]

    In December 1998, we acquired the assets and certain liabilities (approximately $22 million) of the homebuilding operations of Trafalgar House Property, Inc. ("THPI") for approximately $90 million in cash. The acquisition has been accounted for as a purchase; accordingly, the purchase price has been allocated to reflect the fair value of assets and liabilities acquired. This resulted in no goodwill. The following unaudited pro forma financial data give effect to our acquisition of THPI as if it had occurred on the first day of each period presented. The pro forma financial data is provided for comparative purposes only and is not necessarily indicative of the results which would have been obtained if the THPI acquisition had been effected during the periods presented.

	Year ended September 30,
	1999	1998
	(in thousands, except per share amounts)
Total revenues	$1,429,016	$1,169,501
Net income	37,650	29,053
Net income per share
Basic	$4.69	$4.27
Diluted	4.23	3.33

    In October 1998, we acquired the assets of Snow Construction, Inc. in Orlando, Florida for approximately $1.8 million.

3 [Inventory]

    Inventory includes:

	September 30,
	2000	1999
	(in thousands)
Homes under construction	$290,277	$253,031
Development projects in progress	283,563	235,077
Unimproved land held for future development	12,325	4,539
Model homes	43,498	39,912

Total	$629,663	$532,559

    Homes under construction include homes finished and ready for delivery and homes in various stages of construction. We had 296 completed homes ($41.8 million) and 162 completed homes ($27.1 million) that were not subject to a sales contract, not including model homes, at September 30, 2000 and 1999, respectively.

    Development projects in progress consist principally of land and land improvement costs. Certain of the fully developed lots in this category are reserved by a deposit or sales contract.

    Inventory located in California, the state with our largest concentration of inventory, was $150.5 million and $136.5 million at September 30, 2000, and 1999, respectively.

    We acquire certain lots by means of option contracts. Option contracts generally require the payment of cash for the right to acquire lots during a specified period of time at a certain price. Under option contracts without specific performance obligations, our liability is generally limited to forfeiture of the non-refundable deposits, which aggregated approximately $17.8 million and $21.7 million at September 30, 2000 and 1999, respectively, and is included in development projects in process. Under option contracts, both with and without specific performance, purchase of the properties is contingent upon satisfaction of certain requirements by us and the sellers. Below is a summary of amounts committed under all options at September 30, 2000:

Aggregate Purchase Price of Options
Options with specific performance	$31,661
Options without specific performance	497,842

Total options	$529,503

4 [Interest]

    Information regarding interest is as follows:

	Year ended September 30,
	2000	1999	1998
	(in thousands)
Capitalized interest in inventory, beginning of year:	$10,488	$9,083	$6,855
Interest incurred and capitalized	30,897	26,874	21,259
Capitalized interest amortized to cost of sales	(27,704)	(25,469)	(19,031)

Capitalized interest in inventory, end of the year:	$13,681	$10,488	$9,083

5 [Property, Plant and Equipment]

    Property, plant and equipment consists of:

	September 30,
	2000	1999
	(in thousands)
Land and buildings	$967	$1,372
Leasehold improvements	2,063	1,358
Machinery and equipment	7,512	4,979
Information systems	11,403	11,567
Furniture and fixtures	4,518	3,845

	26,463	23,121
Less: Accumulated depreciation	14,257	10,019

Property, plant and equipment, net	$12,206	$13,102

6 [Revolving Credit Facility]

    We maintain a revolving line of credit with a group of banks. The credit facility provides for up to $250 million of unsecured borrowings. Borrowings under the credit facility generally bear interest at a fluctuating rate based upon the corporate base rate of interest announced by the lead bank, the federal funds rate or LIBOR. All outstanding borrowings will be due in November 2002. The credit facility contains various operating and financial covenants. Each of the significant subsidiaries is a guarantor under the credit facility.

    Available borrowings under the credit facility are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 2000 we had borrowings of $40 million outstanding, and had available additional borrowings of $186 million under the credit facility.

7 [Senior Notes]

    In March 1998 we issued $100 million of 8 7/8% Senior Notes due in April 2008 (the "8 7/8% Senior Notes") at a price of 99.183% of their face amount (before underwriting discount and other issuance costs). Interest on the 8 7/8% Senior Notes is payable semiannually. We may, at our option, redeem the 8 7/8% Senior Notes in whole or in part at any time after March 2003, initially at 104.438% of the principal amount, declining to 100% of the principal amount after March 2006. A portion of such notes may also be redeemed prior to April 2001 under certain conditions.

    We also have outstanding $115 million of 9% of Senior Notes which mature in March 2004 (the "9% Senior Notes"). Interest on the 9% Senior Notes is payable semiannually. We may, at our option, redeem the 9% Senior Notes in whole or in part at any time after February 1999, initially at 102.571% of the principal amount, declining to 100% of the principal amount after February 2001.

    The 8 7/8% Senior Notes and the 9% Senior Notes are unsecured obligations ranking pari passu with all other existing and future senior indebtedness.

    The indentures under which the 8 7/8% Senior Notes and the 9% Senior Notes were issued contain certain restrictive covenants, including limitations on payment of dividends. At September 30, 2000, under the most restrictive covenants of each indenture, approximately $63.8 million of our retained earnings was available for cash dividends and for share repurchases. Each indenture provides that, in the event of defined changes in control or if our consolidated tangible net worth falls below a specified level or in certain circumstances upon sale of assets, we are required to offer to repurchase certain specified amounts of outstanding Senior Notes.

8 [Income Taxes]

    The provision for income taxes consists of:

	Year ended September 30,
	2000	1999	1998
	(in thousands)
Current:
Federal	$28,448	$23,013	$12,297
State	3,965	3,440	1,656
Deferred	(4,534)	(2,843)	340

Total	$27,879	$23,610	$14,293

    The provision for income taxes differs from the amount computed by applying the federal income tax statutory rate as follows:

	Year ended September 30,
	2000	1999	1998
	(in thousands)
Income tax computed at statutory rate	$25,020	$21,189	$13,123
State income taxes, net of federal benefit	2,615	2,236	1,077
Goodwill amortization	189	189	189
Other	55	(4)	(96)

Total	$27,879	$23,610	$14,293

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets relate principally to differences between book and tax bases of inventory

(as a result of the various acquisitions) and the timing of deductions for deferred compensation and accrued warranty costs. We believe that, based upon our history of profitable operations, it is more likely than not that our net deferred tax asset will be realized.

9 [Leases]

    We are obligated under various noncancelable operating leases for office facilities and equipment. Rental expense under these agreements amounted to approximately $5,992,000, $5,381,000 and $4,400,000 for the years ended September 30, 2000, 1999 and 1998, respectively. As of September 30, 2000, future minimum lease payments under noncancelable operating lease agreements are as follows:

Year ending September 30,	(in thousands)
2001	$4,147
2002	3,406
2003	3,060
2004	2,146
2005	1,559
Thereafter	1,186

Total	$15,504

10 [Stockholders' Equity]

    Preferred Stock—During fiscal 1999 we induced the conversion of 1,997,836 shares of our then outstanding preferred stock into common stock. We paid an aggregate of $1.3 million in cash as a part of the inducement transactions. The 2,164 shares of preferred stock not converted into common stock were redeemed for cash (including accrued and unpaid dividends) of $26.678 per preferred share. We currently have no shares of preferred stock outstanding.

    Common Stock Repurchase Plan—In November 1999, our Board of Directors approved a new stock repurchase plan authorizing the purchase of up to 500,000 shares of our outstanding common stock. During fiscal 2000 we completed the plan and repurchased 500,000 shares on the open market for an aggregate purchase price of $9.2 million (average price of $18.38 per share).

    Shareholder Rights Plan—In June 1996 our Board of Directors adopted a Shareholder Rights Plan and distributed a dividend of one preferred share purchase right (a "Right") to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Junior Preferred Shares"), of the Company. The Rights become exercisable in certain limited circumstances involving principally the acquisition of over 20% of our outstanding common stock by any one individual or group. The Rights are initially exercisable at a price of $80 per one hundredth of a Junior Preferred Share subject to adjustment. Following certain other events after the Rights have become exercisable, each Right entitles its holder to purchase at the Right's then-current exercise price, a number of shares of our common stock having a market value of twice such price, or, in certain circumstances, securities of the acquirer, having a then-current market value of two times the exercise price of the Right.

    The Rights are redeemable and may be amended at our option before they become exercisable. Until a Right is exercised, the holder of a Right has no rights as a shareholder of the Company. The Rights expire in June 2006.

11 [Earnings Per Share]

    Basic and diluted earnings per share are calculated as follows:

	Year ended September 30,
	2000	1999	1998
	(in thousands, except per share amounts)
Earnings:
Net income	$43,606	$36,934	$23,201
Less: Dividends and other payments to preferred stockholders	—	3,343	4,000

Net income applicable to common stockholders	$43,606	$33,591	$19,201

Basic:
Net income applicable to common stockholders	$43,606	$33,591	$19,201

Weighted average number of common shares outstanding	8,254	7,320	5,864

Basic earnings per share	$5.28	$4.59	$3.27

Diluted:
Net income applicable to common stockholders	$43,606	$33,591	$19,201
Add back: Payments to preferred stockholders	—	3,343	4,000

Adjusted net income applicable to common stockholders	$43,606	$36,934	$23,201

Weighted average number of common shares outstanding	8,254	7,320	5,864
Effect of dilutive securities:
Assumed conversion of Preferred Stock	—	1,232	2,625
Restricted stock	298	254	163
Options to acquire common stock	78	89	79

Diluted weighted average number of common shares outstanding	8,630	8,895	8,731

Diluted earnings per share	$5.05	$4.15	$2.66

    Options to purchase 276,370 and 18,000 shares of common stock were not included in the computation of diluted earnings per share for the years ended September 30, 2000 and 1999, respectively, because the options' exercise price was greater than the average market price of the common shares during those years.

Notes To Consolidated Financial Statements (Continued)

[Beazer Homes USA, Inc.]

12 [Retirement Plan and Incentive Awards]

    401(k) Retirement Plan—We sponsor a 401(k) Plan (the "Plan"). Substantially all employees are eligible for participation in the Plan after completing one month of service with us. Participants may defer and contribute to the Plan from 1% to 17% of their salary with certain limitations on highly compensated individuals. We match 50% of the first 6% of the participants contributions. The participant's contributions vest 100% immediately, while our contributions vest over five years. Our total contributions for the years ended September 30, 2000, 1999 and 1998 were approximately $1,555,000, $1,496,000 and $876,000, respectively.

    Stock Incentive Plans—During fiscal 2000, we adopted the 1999 Stock Incentive Plan (the "1999 Plan") which replaced the 1994 Stock Incentive Plan ( the "1994 Plan"). We also have a Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"). At September 30, 2000, we had reserved 2,275,000 shares of common stock for issuance under our various stock incentive plans and have 141,745 shares available for future grants.

    Stock Option Awards—We have issued several stock option awards to officers and key employees under both the 1999 Plan and the 1994 Plan and to non-employee directors pursuant to the Non-Employee Director Plan. Stock options are generally exercisable at the fair market value on the grant date and may be exercised between 3-10 years from the date such options were granted.

    Information regarding activity under our stock option plans is summarized as follows:

	Year ended September 30,
	2000		1999		1998
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options exercisable at end of year	806,000	$18.50	808,500	$18.39	560,500	$17.57
Granted	564,643	20.64	18,000	23.13	248,000	20.19
Exercised			(20,500)	17.51
Forfeited	(1,353)	17.75

Options outstanding at end of year	1,369,290	$19.37	806,000	$18.50	808,500	$18.39

Options exercisable at end of year	540,000	$17.53	325,500	$15.93	312,000	$15.90

    The following table summarizes information about stock options outstanding and exercisable at September 30, 2000:

	Stock Options Outstanding
				Stock Options Exercisable
		Weighted Average Contractual Remaining Life (Years)
Range of Exercise Prices]	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$13-$16	155,000	4	$14.11	155,000	$14.11
$16-$19	469,920	8	17.61	165,000	17.38
$19-$22	468,000	8	20.12	220,000	20.05
$22-$25	276,370	10	24.01

    We apply Accounting Principle Board Opinion No. 25 in accounting for our stock option plans and, accordingly, no compensation cost has been recognized for stock options in the accompanying financial statements. SFAS 123 requires disclosure of pro forma net earnings and pro forma net earnings per share as if the fair value based method had been applied in measuring compensation expense for awards granted since 1996. Reported and such pro forma net earnings and net income per share amounts are set forth below:

	Year ended September 30,
	2000	1999	1998
	(in thousands, except per share amounts)
Reported:
Net income	$43,606	$36,934	$23,201
Basic net income per share	$5.28	$4.59	$3.27
Diluted net income per share	5.05	4.15	2.66
Pro forma:
Net income	$42,397	$35,992	$22,733
Basic net income per share	$5.14	$4.46	$3.19
Diluted net income per share	4.91	4.04	2.60

    The weighted average fair value of each option granted was $10.08, $11.61 and $8.53 during the years ended September 30, 2000, 1999 and 1998, respectively. The fair values of options granted were estimated on the date of their grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Year ended September 30,
	2000	1999	1998
Expected volatility	33.3%	37.6%	29.7%
Expected dividend yield	none	none	none
Risk-free interest rate	6.5%	5.5%	5.3%
Expected life (in years)	7.0	7.0	6.5

    Other Stock Awards—We have made several restricted stock awards to officers and key employees under both the 1999 Plan and the 1994 Plan. All restricted stock is awarded in the name of each participant, who has all the rights of other common stockholders subject to restrictions and forfeiture provisions. Accordingly, all restricted stock awards are considered outstanding shares. Compensation expense recognized for such awards totaled $1,140,000, $933,000 and $611,000 for the years ended September 30, 2000, 1999 and 1998, respectively.

    Activity relating to restricted stock awards is summarized as follows:

	Year ended September 30,
	2000	1999	1998
Restricted shares, beginning of period	381,624	371,624	186,500
Shares awarded		18,000	238,000
Shares forfeited		(4,226)
Shares vested		(3,774)	(52,876)

Restricted shares, end of period	381,624	381,624	371,624

    During 1998 we extended our incentive compensation plan (called the Value Created Incentive Plan), modeled under the concepts of economic profit or economic value added, to all key operating managers within the organization. Participants may receive a portion of their earned incentive compensation under the plan in our common stock (the "Bonus Restricted Stock"). Such shares are issued after a three-year vesting period at a discount to the stock's market value at the time the bonus is earned. Should the participant's employment terminate for any reason during the vesting period, this portion of the incentive compensation is settled in cash. We had 227,713, 191,578 and 118,408 shares of Bonus Restricted Stock issuable as of September 30, 2000, 1999 and 1998, respectively.

13  [Contingencies]

    We had outstanding letters of credit and performance bonds of approximately $31.6 million and $119.8 million, respectively, at September 30, 2000, related principally to our obligations to local governments to construct roads and other improvements in various developments. We do not believe that any such letters of credit or bonds are likely to be drawn upon.

    We are a defendant or plaintiff in various legal actions which have arisen in the normal course of business. In our opinion, the ultimate resolution of these matters will not have a material adverse effect on our financial position or results of operations.

Independent Auditors' Report

[Beazer Homes USA, Inc.]

To the Board of Directors and Stockholders
of Beazer Homes USA, Inc.

    We have audited the accompanying consolidated balance sheets of Beazer Homes USA, Inc. and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Beazer Homes USA, Inc. and subsidiaries at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
November 1, 2000

Quarterly Data

Summarized quarterly financial information (unaudited):

[Beazer Homes USA, Inc.]

Quarter ended:	September 30	June 30	March 31	December 31
	(in thousands, except per share amounts)
Fiscal 2000:
Total revenue	$496,602	$389,557	$332,961	$308,745
Operating income	26,503	20,943	14,979	13,201
Net income	16,689	10,574	8,826	7,517
Net income per common share:
Basic	$2.06	$1.31	$1.06	$0.88
Diluted	1.94	1.26	1.02	0.85

Fiscal 1999:
Total revenue	$454,189	$370,431	$327,345	$242,110
Operating income	24,005	16,964	13,191	7,662
Net income	13,911	10,252	8,085	4,683
Net income per common share:
Basic	$1.63	$1.23	$0.93	$0.62
Diluted	1.57	1.15	0.84	0.53

Fiscal 1998:
Total revenue	$365,649	$234,811	$221,323	$155,626
Operating income	19,158	8,814	6,135	2,808
Net income	11,956	5,621	3,805	1,819
Net income per common share:
Basic	$1.86	$0.79	$0.48	$0.14
Diluted	1.37	0.67	0.44	0.14

Quarterly Stock Price Information:
2000 Period:
High	$27.3750	$22.1875	$20.2500	$20.7500
Low	18.2500	17.4375	17.0625	15.6250

1999 Period:
High	$26.3750	$23.5000	$27.3750	$25.0000
Low	17.7500	21.8750	20.5000	17.0625

Selected Financial and Operating Data: 1993-2000
[Beazer Homes USA, Inc.]

	Year ended September 30,
	2000	1999	1998	1997	1996	1995	1994	1993
	(dollars in thousands, except per share amounts)
Financial Highlights:
Statement of Operations Data—
Total revenue	$1,527,865	$1,394,074	$977,409	$852,110	$866,627	$647,828	$536,526	$275,054
Earnings before interest and taxes ("EBIT")	00,99,189	86,013	56,525	33,051	45,327	32,188	37,169	22,713
Net income	00,43,606	36,934	23,201	11,189	18,266	11,352	16,468	16,046
Net income per common share:
Basic	$5.28	$4.59	$3.27	$1.18	$2.24	$1.26	$1.78(1)	n/m
Diluted	5.05	4.15	2.66	1.15	2.01	1.23	1.76(1)	n/m
Balance Sheet Data at Year-End—
Total assets	$698,879	$594,568	$525,591	$399,595	$356,643	$345,240	$314,941	$245,349
Total debt	255,000	215,000	215,000	145,000	115,000	115,000	115,000	119,925
Stockholders' equity	270,538	234,662	199,224	179,286	178,701	164,544	150,406	95,595
Return Data—
Return on average assets	15.3%	15.4%	12.2%	8.7%	12.9%	9.8%	13.3%	14.6%
Return on average capital	20.3%	19.9%	15.3%	10.7%	15.8%	11.8%	15.5%	20.8%
Return on average equity	17.3%	17.0%	12.3%	6.3%	10.6%	7.2%	13.4%	16.6%
Book value per share(2)	$31.35	$26.38	$22.82	$20.14	$19.64	$18.88	$16.31	n/m
Operating Data:
Number of new orders, net of cancellations—(3)
Southeast region	2,892	3,041	2,888	1,969	2,048	2,083	1,726	1,392
Southwest region	3,393	2,900	3,245	2,817	3,172	2,660	1,902	1,071
Central region	695	485	749	765	401	98	—	—
Mid-Atlantic region	1,248	1,109	—	—	—	—	48	80

Total	8,228	7,535	6,882	5,551	5,621	4,841	3,676	2,543

Backlog at end of period:
Southeast region	875	999	996	505	580	708	478	437
Southwest region	1,149	786	743	479	680	722	506	677
Central region	259	206	318	208	166	53	—	—
Mid-Atlantic region	646	567	—	—	—	1	3	74

Total	2,929	2,558	2,057	1,192	1,426	1,484	987	1,188

Number of closings:
Southeast region	3,016	3,108	2,493	2,044	2,212	1,853	1,734	1,312
Southwest region	3,030	2,857	2,981	3,018	3,343	2,444	2,073	775
Central region	642	597	639	723	379	64	—	—
Mid-Atlantic region	1,169	1,027	—	—	1	2	119	6

Total	7,857	7,589	6,113	5,785	5,935	4,363	3,926	2,093

Average sales price per home closed:	$190.7	$181.4	$156.4	$146.8	$145.8	$148.5	$136.7	$131.4

n/m
—Earnings and book value per share figures for periods prior to and including the Company's initial public offering are not meaningful.
(1)
Pro forma to give effect to the initial public offering and related transactions, as if such transactions were effected as of October 1, 1993.
(2)
Book value per share is calculated as stockholders' equity divided by diluted weighted shares outstanding.
(3)
New orders do not include homes in backlog from acquired operations.

At-A-Glance

[Beazer Homes USA, Inc.]

Southeast

    We are optimistic about our opportunities to gain additional market share in Florida. Job growth and household formation remains strong in that state, fueled by both immigration and relocation from other states. We have developed strong positions in Tennessee and the Carolinas. We anticipate maintaining our positions in these markets and leveraging off the strong operations into satellite markets to expand volume opportunities. Having previously reduced our investment in Atlanta to improve our return on capital, we are now re-igniting growth in that market.

Southwest

    Each of our Southwest markets remains strong. The overall California housing market continues to outperform and we are well positioned with a strong land bank in both northern and southern California to take advantage of opportunities. Our Arizona operations have been consistent performers in a strong Phoenix market. We anticipate that the market will remain robust and we have the land bank to continue our profitable performance. The Las Vegas market continues to enjoy strong growth and our operation there is now expanding to meet that growth.

Central

    Population and household growth are expected to continue in Texas, fueled by immigration. We expect to continue to expand in this state, focusing especially on affordability for the first-time buyer segment.

Mid-Atlantic

    We are extremely pleased with the performance of our Mid-Atlantic region, entered in fiscal 1999 by acquisition. This region of the country, and the metropolitan Washington, D.C. market in particular, continues to outpace the nation in housing growth. We have continued to allocate more capital to the expansion of this region and anticipate continued growth and profitability during the next several years.

State	Backlog at Year-end 2000	FY 2000 Closings	Active Subdivisions at Year-end	Average Price of Homes Closed in FY 2000
Georgia	116	193	9	$200,000
North Carolina	153	897	28	132,700
South Carolina	107	589	15	133,900
Tennessee	107	420	23	206,500
Florida	392	917	43	212,300
Arizona	381	1,180	28	$153,200
California	586	1,475	29	237,100
Nevada	182	375	11	179,700
Texas	259	642	28	$177,800
Maryland	128	352	11	$200,400
New Jersey/Pennsylvania	110	220	11	307,000
Virginia	408	597	19	218,000

Total	2,929	7,857	255	$190,700

Beazer Homes Florida—Ft. Myers 11934 Fairway Lakes Drive Fort Myers, FL 33913	Panitz Homes—Jacksonville 12854 Kenan Drive Suite 100 Jacksonville, FL 32258	Phillips Builders—Knoxville 211B Sherway Road Knoxville, TN 37922	Beazer Homes—Columbia 500 Lawand Drive Suite 103 Columbia, SC 29210
Beazer Homes Florida—Tampa 5911 Breckenridge Parkway Suite H Tampa, FL 33610	Beazer Homes—Georgia 3975 Johns Creek Court Suite 400 Suwanee, GA 30024	Beazer Homes—Charlotte 5501 Executive Center Drive Suite 120 Charlotte, NC 28212	Beazer Homes—Raleigh 3701 National Drive Suite 101 Raleigh, NC 27612
Beazer Homes Florida—Orlando 380 S. North Lake Blvd. Suite 1012 Altamonte Springs, FL 32701-5260	Phillips Builders—Nashville 2910 Kraft Drive Nashville, TN 37204	Beazer Homes—Charleston 7410 Northside Drive Suite 107 N. Charleston, SC 29420-4259
Beazer Homes California— Southern California 1100 Town and Country Road Suite 100 Orange, CA 92868	Beazer Homes California— Northern California 3009 Douglas Boulevard Suite 150 Roseville, CA 95661	Beazer Homes—Arizona 2005 W. 14th Street Suite 100 Tempe, AZ 85281	Beazer Homes Nevada— Las Vegas 770 E. Warm Springs Road Suite 240 Las Vegas, NV 89119
Beazer Homes Texas— Dallas/Fort Worth 5900 West Plano Parkway Suite 700 Plano, TX 75093	Beazer Homes Texas—Houston 10235 West Little York Suite 240 Houston, TX 77040
Beazer Homes—Maryland 8965 Guilford Road Suite 290 Columbia, MD 21046	Beazer Homes—New Jersey 250 Phillips Boulevard Suite 290 Trenton, NJ 08618	Beazer Homes—Virginia 14901 Bogle Drive Suite 100 Chantilly, VA 20151

Board of Directors

[Beazer Homes USA, Inc.]

    Brian C. Beazer, 65, is the Non-Executive Chairman of the Company's Board of Directors and has served as a Director of the Company since its inception in November 1993. Mr. Beazer began work in the construction industry in the late 1950s. He served as Chief Executive Officer of Beazer PLC, a company organized under the laws of the United Kingdom, or its predecessors, from 1968 to 1991, and Chairman of that company from 1983 to the date of its acquisition by an indirect, wholly owned subsidiary of Hanson PLC (effective December 1, 1991). During that time, Beazer PLC expanded its activities to include homebuilding, quarrying, contracting and real estate, and became an international group with annual revenue of approximately $3.4 billion, employing 28,000 people at December 1991. Mr. Beazer was educated at Cathedral School, Wells, Somerset, England. Mr. Beazer is also a Director of Beazer Japan, Ltd., Seal Mint, Ltd., Jade Holdings Pte. Ltd., Jade Technologies Singapore Pte. Ltd., FSM Europe B.V., United Pacific Industries Limited and U.S. Industries, Inc., and is a private investor.

    Thomas B. Howard, Jr., 72, was appointed a Director of the Company on November 2, 1995. Mr. Howard held various positions with Gifford-Hill & Company, a construction and aggregates company, from 1969 to 1986 and served as its Chairman and Chief Executive Officer from 1986 to 1989. Gifford-Hill & Company was acquired by Beazer PLC in 1989 and Mr. Howard served as Chairman and Chief Executive Officer of the successor company until 1992. During the period from 1957 to 1969, Mr. Howard held various positions with Vulcan Materials Company. Mr. Howard holds a degree in Industrial Engineering from Georgia Institute of Technology. Mr. Howard currently serves on the Board of Trustees of the Methodist Hospitals Foundation and previously served as a Director of Lennox International, Inc., Director of the Dallas Chamber of Commerce and member of the Dallas Citizens Council.

    Ian J. McCarthy, 47, is the President and Chief Executive Officer of the Company and has served as a Director of the Company since the Company's initial public offering of common stock (the "IPO") in March 1994. Mr. McCarthy has served as President of predecessors of the Company since January 1991 responsible for all United States residential homebuilding operations in that capacity. During the period May 1981 to January 1991, Mr. McCarthy was employed in Hong Kong and Thailand becoming a Director of Beazer Far East and, from January 1980 to May 1981, was employed by Kier, Ltd., a company engaged in the United Kingdom construction industry which became an indirect, wholly owned subsidiary of Beazer PLC. Mr. McCarthy is a Chartered Civil Engineer with a Bachelor of Science degree from The City University, London. Mr. McCarthy currently serves as a Director of HomeAid's National Advisory Board.

    George W. Mefferd, 73, has served as a Director of the Company since the IPO. Mr. Mefferd had previously been retired since 1986. During the period 1974 to 1986, Mr. Mefferd held various positions with Fluor Corporation, an engineering and construction company, including Senior Vice President—Finance, Treasurer, Group Vice President and Chief Financial Officer. Additionally, Mr. Mefferd served on Fluor Corporation's Executive Committee and Board of Directors. Mr. Mefferd earned a Bachelor of Science degree in Business Administration from the University of California, Los Angeles.

    D.E. Mundell, 68, has served as a Director of the Company since the IPO. Mr. Mundell is currently an advisor and director of ORIX USA Corporation, a financial services company, and served as Chairman of ORIX from 1991 to 1999. During the period from 1959 to 1990, Mr. Mundell held various positions within United States Leasing International, Inc., retiring as Chairman in 1990. Mr. Mundell attended the Royal Military College of Canada, McGill University and Harvard Business School. Mr. Mundell is also Chairman of Varian, Inc., and a Director of Stockton Holdings LTD and ORIX USA Corporation.

    Larry T. Solari, 58, has served as a Director of the Company since the IPO. Mr. Solari is the Chairman and CEO of BSI Holdings, Inc., Carmel, California. Mr. Solari was the Chairman and CEO

of Sequentia, Inc. from 1996 to 1997. Mr. Solari was the President of the Building Materials Group of Domtar, Inc. from 1994 to 1996. Mr. Solari was the President of the Construction Products Group of Owens-Corning Fiberglas from 1986 to 1994. In that capacity he had been the Chief Operating Officer responsible for key company lines, such as building insulation and roofing materials. Mr. Solari held various other positions with Owens-Corning Fiberglas since 1966. Mr. Solari earned a Bachelor of Science degree in Industrial Management and a Master of Business Administration degree from San Jose State University. Mr. Solari is a Director of BSI Holdings, Inc., Pacific Coast Building Products, Inc., Therma-Tru, Inc., ANECO Inc. and PCG Holdings and has been a Director of the Policy Advisory Board of the Harvard Joint Center for Housing Studies and an Advisory Board Member of the National Home Builders Association.

    David S. Weiss, 40, is the Executive Vice President and Chief Financial Officer of the Company and has served as a Director of the Company since the IPO. Mr. Weiss served as the Assistant Corporate Controller of Hanson Industries, the United States arm of Hanson PLC, for the period from February 1993 to March 1994. Mr. Weiss was Manager of Financial Reporting for Colgate-Palmolive Company from November 1991 to February 1993 and was with the firm of Deloitte & Touche from 1982 to November 1991, at which time he served as a Senior Audit Manager. Mr. Weiss holds a Master of Business Administration degree from the Wharton School and undergraduate degrees in Accounting and English from the University of Pennsylvania. Mr. Weiss is a licensed Certified Public Accountant.

Operating and Corporate Management

[Beazer Homes USA, Inc.]

[Operating Management]

			Years in Homebuilding	Years in Market
Southeast Region
Florida	Leon J. Panitz, Jr.	Division President, Panitz Homes	25	22
	Christin Cupp	Division President, Mid-Florida Division	18	18
	David Byrnes	Division President, Orlando Division	21	21
Georgia	Jim Parker	Executive Vice President, Georgia Division	11	7
North & South Carolina	Gary N. Baucom	Regional President, North and South Carolina	29	29
North Carolina	Scott K. Thorson	Senior Division President, Charlotte Division	17	6
	Robert J. Polanco	Division President, Raleigh Division	23	8
South Carolina	Frank L. Finlaw	Division President, Charleston Division	23	8
Tennessee	H. Eddie Phillips	Regional President, Phillips Builders—Nashville	33	33
	Curt Hathaway	Division President, Phillips Builders—Knoxville	18	2
Southwest Region
Arizona	Joseph C. Thompson	Regional President, Arizona Division	29	29
California	Anthony R. Tonso	Senior Division President, Northern California Division	32	11
	Gerald A. Gates	Regional President, Southern California Division	28	23
Nevada	Kent Lay	Division President, Nevada Division	18	8
Central Region
Texas	Kurt S. Watzek	Division President, Houston Division	23	23
	Mike Henry	Division President, Dallas Division	24	20

Mid-Atlantic Region
Maryland	David L. Carney	Division President, Maryland Division	22	22
New Jersey/ Pennsylvania	Michael J. Neill	Division President, New Jersey Division	23	14
Virginia	Donald W. Knutson	Senior Division President, Virginia Division	14	9
		Average	23	16

[Corporate Management]

Ian J. McCarthy President & Chief Executive Officer	Michael T. Rand Vice President, Corporate Controller
David S. Weiss Executive Vice President & Chief Financial Officer	Jennifer P. Jones Vice President, Human Resources
Michael H. Furlow Executive Vice President & Chief Operating Officer	J. William Montgomery Vice President, Internal Audit
John Skelton Senior Vice President, Financial Planning	Carla J. Collinge Vice President & Chief Technology Officer
Peter H. Simons Senior Vice President, E-Business Development	Edmond G. Snider, Jr. Vice President, Training & Safety
C. Lowell Ball, Esq. Senior Vice President, General Counsel	Ron J. Kuhn Beazer Mortgage Corp.
Cory J. Boydston Vice President, Financial Services & Treasurer	Executive Vice President & Chief Operating Officer

Shareholder and Corporate Information
[Beazer Homes USA, Inc.]

Corporate Headquarters	Beazer Homes USA, Inc. 5775 Peachtree Dunwoody Road Suite B 200 Atlanta, Georgia 30342 Telephone: (404) 250-3420 www.beazer.com
General Counsel	C. Lowell Ball, Esq., Senior Vice President, General Counsel
Independent Auditors	Deloitte & Touche LLP
Inquiries	Individuals seeking financial data should contact David S. Weiss, Executive Vice President and Chief Financial Officer or Lauren L. Bingham, Director of Financial Reporting & Investor Relations.
Others seeking information about the Company and its operations should contact Ian J. McCarthy, President and Chief Executive Officer.
Form 10-K	Copies of Beazer Homes USA, Inc.'s Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission will be furnished upon written request to David S. Weiss, Executive Vice President and Chief Financial Officer, or can be accessed @beazer.com.
Annual Meeting	The Annual Stockholders' meeting will be held at 10:00 am EST on February 1, 2001 at our offices at 5775 Peachtree Dunwoody Road, Suite B 200, Atlanta, Georgia 30342.
Transfer Agent	American Stock Transfer & Trust Company 40 Wall Street New York, New York 10005 (212) 936-5100
Trading Information	Beazer Homes USA, Inc. lists its common shares on the New York Stock Exchange, under the symbol "BZH." On December 8, 2000, the last reported sales price of the Company's Common Stock on the New York Stock Exchange was $36.00.
Duplicate Mailings	If you are receiving duplicate or unwanted copies of our publications, please contact American Stock Transfer & Trust Company at the number listed or contact Lauren L. Bingham, Director of Financial Reporting and Investor Relations, at Beazer Homes.

    Beazer Homes USA is the builder of Live/Work 2001, BUILDER Magazine's featured project at the 2001 National Association of Home Builders' International Builders' Show in Atlanta.

    This visionary project, designed by world-renowned New geared towards the changing demographics in today's cities. These plans allow their owners to work and live in the same building, and evolve with their changing lifestyle and business needs, all in very livable, contemporary homes. This project addresses two pressing challenges in today's society — accommodating people's desire to work from home with the latest technology and helping cities attract new housing downtown. To get updates on the Live/Work 2001 project prior to its unveiling at the February 9-11, 2001 NAHB Show, visit www.livework2001.com.

QuickLinks

Results of Operations
Operations Review/
Management's Discussion and Analysis [Beazer Homes USA, Inc.]
Forward-Looking Statements [Beazer Homes USA, Inc.]
Independent Auditors' Report [Beazer Homes USA, Inc.]
Quarterly Data Summarized quarterly financial information (unaudited): [Beazer Homes USA, Inc.]
At-A-Glance [Beazer Homes USA, Inc.]
Board of Directors [Beazer Homes USA, Inc.]
Operating and Corporate Management [Beazer Homes USA, Inc.]
Shareholder and Corporate Information [Beazer Homes USA, Inc.]